EXHIBIT 99.D
DESCRIPTION OF THE REPUBLIC OF SOUTH AFRICA
DATED THE 8TH OF DECEMBER 2010
INCORPORATION OF DOCUMENTS BY REFERENCE
This document is an exhibit to the Republic of South Africa’s Annual Report on Form 18-K under the Exchange Act of 1934 for the fiscal year ended March 31, 2010. All amendments to such Annual Report on Form 18-K/A filed by South Africa following the date hereof shall be incorporated by reference into this document. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.
TABLE OF CONTENTS

SUMMARY INFORMATION	1
INTRODUCTION	3
REPUBLIC OF SOUTH AFRICA	6
Area and Population	6
Government and Political Parties	6
Broad Based Black Economic Empowerment	11
Land Reform	12
Mining Industry Reform	14
Crime Prevention	16
International Relations	20
Regional Arrangements	23
Development Finance Institutions (DFIs)	24
Public Health	25
THE SOUTH AFRICAN ECONOMY	28
Overview	28
Principal Sectors of the Economy	33
Informal Sector of the Economy	54
Employment and Trade Unions	55
Labor	62
Prices and Wages	62
MONETARY AND FINANCIAL SYSTEM	64
The SARB	64
Monetary Policy	64
Financial System Stability	69
Regulation of the Financial Sector	69

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Structure of the Banking Industry	72
Financial Sector Charter	73
Credit Allocation	74
Capital Markets	76
Exchange Controls	78
Gold and Foreign Exchange Contingency Reserve Account (GFECRA)	80
THE EXTERNAL SECTOR OF THE ECONOMY	82
Foreign Trade	82
Balance of Payments	86
Reserves and Exchange Rates	91
Change in Reserves	91
PUBLIC FINANCE	93
Background	93
The Budget Process	96
MTBPS	98
2010 MTEF	99
2010-2011 National Budget and Consolidated Government Budgets	99
Taxation	102
Company Tax	103
Revenue	107
Financing	109
Public Enterprises	110
NATIONAL GOVERNMENT DEBT	119
General	119
Summary of Internal National Government Debt	120
Summary of External National Government Debt	120
Guaranteed Debt	121
Debt Service	122
Debt Record	123
Tables and Supplementary Information	123

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In this document, the government of the Republic of South Africa is referred to as the “National Government” or the “South African Government.” The currency of the Republic of South Africa (South Africa) is the South African Rand. In this document, all amounts are expressed in South African Rand (R or Rand) or US dollars (US$, $ or dollars), except as otherwise specified. See “The External Sector of the Economy — Reserves and Exchange Rates” for the average rates for the Rand against the dollar for each of the years 2005 through 2009 and for the 10-month period ended October 30, 2010. On December 7, 2010, the rate for cable transfers of Rand, as reported by the International Monetary Fund (IMF), was R6.8895 per dollar (or .1451 US cents per Rand).
As used herein, one billion equals 1,000 million.
References in this description to fiscal years are to the Republic of South Africa’s fiscal year beginning April 1 and ended March 31. For example, fiscal 2010 refers to the fiscal year begun April 1, 2009 and ending March 31, 2010.
Unless otherwise stated herein, references in this description to the 2010-2011 Budget are to the 2010-2011 National Budget as released in February 2010 and not as amended by the Medium Term Budget Policy Statement (MTBPS) and Medium Term Expenditure Framework (MTEF) 2010 released on October 27, 2010. References to the 2010-2011 Consolidated Budget, which includes the 2010-2011 National Budget as part thereof, shall be construed accordingly.

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SUMMARY INFORMATION
The following summary tables do not purport to be complete and are qualified in their entirety by the more detailed information appearing elsewhere in this document.
The following tables set forth certain summary statistics about the economy of South Africa, public finance and debt of the National Government for the periods indicated.

						As of and for
						the six-month
						period ended
	As of and for the year ended December 31,					June 30,(1)
	2005	2006	2007	2008	2009	2010
	Rand (million) (except percentages)
The Economy
Gross Domestic Product (GDP)
Nominal(2)	1,571,082	1,767,422	2,017,102	2,283,823	2,407,689	2,587,329	(3)
Real(4)	1,571,082	1,659,121	1,750,139	1,814,521	1,782,262	1,818,969	(3)
Real % change from prior year	5.3%	5.6%	5.5%	3.7%	(1.8)%	3.9	%(5)
Change in per capita earnings (%)(7)	4.2%	5.4%	3.4%	3.0%	(0.6)%	N/A
Nominal GDP for fiscal year ended March 31	1,428,094	1,585,986	1,810,664	2,067,934	2,321,200	2,455,644
Total merchandise exports	352,152	436,256	533,791	704,293	556,432	154,160	(9)
Unemployment rate (%)	23.8%	22.6%	22.3%	22.9%	24.0%	25.3	%(8)
Balance of trade	(6,367)	(40,872)	(40,531)	(35,559)	2,271	156	(9)
Balance of payments
Current account	(54,495)	(93,799)	(144,553)	(161,675)	(96,573)	(15,403	)(9)
Financial account	76,259	106,759	153,513	96,139	105,668	31,676	(9)
Change in gross gold and other foreign reserves	47,617	47,852	45,996	92,677	(24,289)	14,314
Rand/Dollar exchange rate (average)	6.36	6.76	7.05	8.25	8.62	7.41	(10)
Consumer prices (2008=100)	80.0	83.7	89.7	100.0	107.1	111.3	(11)
Producer prices (2008=100)	126.7	130.6	154.7	180.8	108.8	191.5	(11)
Average monthly yields for listed National Government debt securities 5-10 yrs	8.02	7.99	8.09	9.15	8.25	8.14
Average monthly yields for listed National Government debt securities > 10 yrs	8.07	7.94	7.99	9.10	8.70	9.00

	As of and for the fiscal year ended March 31,
							2010
	2005	2006	2007	2008	2009(13)	2010(14)	MTBPS(15)
Main Government Revenue	347,854.4	411,747.9	481,197.0	559,774.8	608,348.3	666,933	791,014
% of GDP(2)	24.4%	26.0%	26.6%	27.1%	26.2%	27.2%	28.4%
Main Government Expenditure	368,459.4	416,684.0	470,192.5	541,498.8	633,063.7	832,534	904,108
% of GDP(2)	25.8%	26.3%	26.0%	26.2%	27.4%	33.9%	33.7%
Main Budget Deficit	(20,604.9)	(4,936.1)	11,004.5	18,275.0	(27,715.1)	(165,600)	(143,094)
% of GDP(2)	(1.4)%	(0.3)%	0.6%	0.9%	(1.2)%	(6.7)%	(5.3)%
Net borrowing requirement	(27,900.3)	(2,584.8)	10,228.9	20,370.1	(23,796.0)	(161,114)	(140,227)
Change in cash and other balances(12)	(16,178.9)	(26,735.6)	(16,636.2)	(18,894.4)	(7,534.0)	(30,770)	(17,082)

Notes:— n/a = not available

(1)	First half of 2010, seasonally adjusted and annualized.

(2)	At market prices.

(3)	Estimate for first half of 2010, seasonally adjusted and annualized.

(4)	At constant 2005 prices.

(5)	Real GDP growth is the sum of real non-adjusted and non-annualized GDP in first two quarters of 2009 compared with the first two quarters of 2008.

(6)	Change in deflator of private consumption is deflator for first two quarters of 2009 (based on seasonally adjusted and annualized quarterly data) compared to equivalent period in 2008.

(7)	Real growth rate in per capita earnings, at constant 2005 prices.

(8)	Quarterly Labour Force Survey (QLFS) as of June 2010.

(9)	Estimates to June 30, 2010.

(10)	Rand/Dollar rates are averages for the period through October 31, 2010.

(11)	As of September 30, 2010.

(12)	The total debt of National Government (net) is calculated with due account of the bank balances of the National Revenue Fund (balances of National Government’s accounts with the South African Reserve Bank (SARB) and the Tax and Loans Accounts with commercial banks).

(13)	Final outcome for fiscal 2009, as reflected in the MTBPS (October 2009).

(14)	Final outcome for fiscal 2010, as reflected in the MTBPS (October 2010).

(15)	Estimates as revised and reflected in the MTBPS (October 2010).
Source: South African National Treasury, SARB and Statistics SA (Stats SA).

INTRODUCTION
South Africa has been an established constitutional democracy since 1994, when it held its first fully democratic national elections. South Africa has the most developed economy in Sub-Saharan Africa, and accounts for one-third of the aggregate GDP of Sub-Saharan Africa. The South African economy is diverse and supported by a well developed legal system and a sophisticated financial system. The major strengths of the South African economy are its services and manufacturing sectors, its strong physical and economic infrastructure and its abundant natural resources, including gold, platinum metals and coal.
The country’s fourth fully democratic national elections took place on April 22, 2009, and saw the ruling African National Congress (ANC) maintaining its significant majority in Parliament. On May 9, 2009, ANC President Jacob Zuma was sworn in as the President of South Africa, replacing Kgalema Motlanthe, who became deputy president.
South Africa’s most recent phase of economic growth, which was its longest expansionary period on record, began in September 1999 and came to an end in the fourth quarter of 2008, when the economy experienced a seasonally adjusted and annualized contraction in real GDP for the quarter. Interruptions in electricity supply in 2008, together with a general cooling off of consumption by households, partly related to high debt levels, tighter interest rate policies and reduced consumer confidence, contributed to a loss of economic momentum, which was exacerbated by the global economic downturn. As a result, South Africa experienced further quarterly annualized contractions in real GDP and its first recession in 17 years, with real GDP contracting by an annualized 1.8% in 2009.
Real GDP growth accelerated to an annualized rate of 3.9% in the first half of 2010 as household demand strengthened, supported by expansionary fiscal and monetary policies and lower inflation. The 2010 MTBPS projects a moderate pace of GDP growth in the second half of the year with an overall growth of 3.0% projected for 2010 and rising to 3.5% in 2011 and 4.4% by 2013.
As in many other economies, the National Government has taken steps to mitigate the impact of the global economic crisis on the economy through more expansionary fiscal and monetary policies and measures to support ailing industries. Healthy public finances and strong partnerships with business and labor have facilitated the National Government’s actions to reduce the impact of the crisis. Short-term initiatives included R6.1 billion set aside by the Industrial Development Corporation (IDC) to assist distressed companies combat the effect of the economic turmoil, and an additional R3 billion allocated to the Land Bank to support rural development. The principal aim of these interventions is to assist labor intensive industries (including agriculture, clothing, manufacturing and services industries) in an attempt to preserve jobs.
The National Government had, prior to the global economic crisis, embarked on an extensive infrastructure development program which mitigated the impact of the global economic crisis on South Africa’s economy, although it could not fully offset the dramatic decline in external demand. In a continuation and expansion of its infrastructure development program, infrastructure investments totaling R872 billion between fiscal 2010 and fiscal 2012 are planned to stimulate growth and development and reduce bottlenecks in the economy. The investment will mainly be used to finance public transportation, roads and rail networks, provincial infrastructure projects as well as municipal infrastructure and bulk water systems. Gross fixed capital formation is expected to rise to 5.6% in 2011 and 5.9% by 2013. In addition, the National Government plans to shift resources to higher priorities, including job creation, education, health, rural development and fighting crime and corruption.
The contraction in GDP negatively impacted total employment, which declined by 5.6% in 2009 compared with the previous year. There was a further decline of 8.0% in the second quarter of 2010. Job creation is expected to lag the return to economic growth. A declining inflation rate, coupled with deteriorating domestic economic conditions, prompted the Monetary Policy Committee of the SARB to lower interest rates by a cumulative 650 basis points between December 2008 and November 2010. The lowering of the repo rate was necessitated by the fall in inflation rate from 6.1% in September 2009 to 3.4% in October 2010, which is well inside the SARB’s target range of 3-6%.
The audited main budget revenue outcome of R571.5 billion for fiscal 2010 was R71.5 billion lower than the original budget estimate of R642.99 billion.

However, tax revenue is expected to reach 26.2% of GDP by fiscal 2013, driven by a recovery in household consumption and corporate profits, and supported by measures to broaden the tax base and improve tax compliance.
Prior to the economic downturn, strong revenue growth resulted in a rising tax-to-GDP ratio. The slowdown in economic activity has meant a significant reversal of cyclical revenue income and a widening of the budget deficit for fiscal 2010. Over the next three years, the deficit is expected to recover along with the recovery in revenue and the economy. The National Government continues to strike a balance between the sustainability of financing government priorities and the impact of the tax burden and changes in debt stock on economic activity. The budget deficit is expected to increase from 1.0% of GDP in fiscal 2009 to 5.3% of GDP in fiscal 2010. As the economy recovers, tax revenues will rise automatically. The deficit is projected to fall gradually after fiscal 2010, resulting in an average budget deficit of 4.0% of GDP across fiscal 2010, 2011 and 2012. The budget deficits will be financed primarily through increased domestic and international borrowing, which is made possible by prudent past borrowing practices.
Against this background, South Africa continues to address a legacy of great divisions within the population, largely along racial lines, which have taken a heavy toll on human development and the economy. These divisions are evidenced by the chronically high formal sector unemployment rate (which the official estimate puts at 25.3% as of June 2010) and the widely divergent nature of the economy, in which vast sections of the populace still suffer significant inadequacies in areas such as housing, sanitation, health care and education, while a minority enjoys the benefits associated with a highly developed society. The National Government has expressed its firm intent to continue to address South Africa’s social and developmental challenges within a consistent, growth-oriented fiscal and budgetary framework.
The economic challenges facing South Africa are to support the economy in a sustainable fashion through the economic recovery while continuing to meet the National Government’s commitments and spending priorities, which include broadening participation, increasing service delivery, minimizing the effects of the global recession, extending opportunities to all, strengthening industrial development and trade performance and accelerating the pace of job creation and employment. These challenges will be met, in part, through sound tax policy and the stabilization of public spending within a fiscal framework that takes international and domestic risks into account.
As the National Government pursues these goals, it recognizes that private sector confidence, respect for private property rights, cooperation between labor and management and reduced levels of criminal violence will continue to be important determinants of South Africa’s ability to achieve sustainable economic growth and employment opportunities for all economically active South Africans.

MAP OF THE REPUBLIC OF SOUTH AFRICA

REPUBLIC OF SOUTH AFRICA
Area and Population
South Africa is situated on the southern tip of the African continent, with the Atlantic Ocean to the west and the Indian Ocean to the east. The north of the country shares common borders with Namibia, Botswana and Zimbabwe and, to the northeast, the country shares a border with Mozambique. South Africa also shares common borders with the kingdoms of Lesotho and Swaziland. The total surface area of South Africa is approximately 1,219,090 square kilometers, with over 3,000 kilometers of coastline.
South Africa comprises nine provinces, which are the Eastern Cape, Free State, Gauteng, KwaZulu-Natal, Limpopo, Mpumalanga, Northern Cape, North West and Western Cape Provinces.
In the former racial classification that formed the basis for the apartheid system, “Black” referred to persons of original African indigenous origin, “Asian” to persons of Asian origin, “White” to persons of Caucasian ethnic origin and “Coloured” to persons of mixed race. While the National Government no longer makes any unfair discrimination based on race, the country’s history of racial division and racial and ethnic differences continues to have social and economic significance. This is because social and economic policies are judged partly by their ability to address disparities and discrimination and to equalize opportunities. Therefore, in this document, reference to such racially classified statistics is made occasionally to illustrate those disparities.
According to the mid-year population estimates of 2010, South Africa’s population is estimated by Stats SA to be approximately 49.99 million people, of which 25.66 million people, representing 51.3% of the population, are female. Approximately 79.4% were Black, 8.80% were Coloured, 2.6% were Indian/Asian and 9.2% were White. Further, the most densely populated parts of South Africa are the four major industrialized areas, the Pretoria/Witwatersrand/Vereeniging area of Gauteng (which includes Johannesburg), the Durban/Pinetown/Pietermaritzburg area of KwaZulu-Natal, the Cape Peninsula area of the Western Cape and the Port Elizabeth/Uitenhage area of the Eastern Cape. These areas, which occupy only 4% of the country’s total surface area, account for over 50% of its urban population.
Stats SA also estimates the average life expectancy in South Africa for females to be 55.2 years, and for males to be 53.3 years. However, it should be noted that life expectation estimates vary, primarily due to differences in assumptions about the rapidity with which the HIV epidemic will spread (see “— Public Health — HIV and AIDS”).
South Africa has a diverse population consisting of Afrikaans and English speaking whites, Asians, coloreds, Khoi, Nguni, San, Sotho-Tswana, Tsonga, Venda and persons that have immigrated to South Africa from across the globe. By virtue of the country’s diversity, South Africa has 11 official languages, namely Afrikaans, English, isiNdebele, isiXhosa, isiZulu, Sepedi, Sesotho, Setswana, siSwati, Tshivenda and Xitsonga. According to the results of the census conducted in 2001, isiZulu is the mother tongue of 23.8% of the population, followed by isiXhosa at 17.6%, Afrikaans at 13.3%, Sepedi at 9.4% and English and Setswana at 8.2% each. IsiNdebele is the least spoken language in South Africa, at 1.6%.
Government and Political Parties
Constitution
Following the repeal of apartheid legislation, South Africa held its first democratic election in 1994. The final Constitution was adopted in 1996 and phased in between 1997 and 1999. South Africa’s Constitution is hailed as one of the most progressive in the world and enjoys high acclaim internationally. The Constitution states that South Africa is “founded on a commitment to achieve equality, to promote and protect human dignity and to advance human rights and freedoms.” The Constitution enshrines the principles of supremacy of the rule of law, universal adult suffrage, regular elections and multi-party democracy. The Bill of Rights contained in Chapter 2 of the Constitution is one of the world’s broadest, guaranteeing freedom of speech, movement and political activity, and providing persons accused of crimes with many legal protections including the right to a speedy trial and the right to remain silent. The Bill of Rights also enshrines the right to access to adequate housing, food, water, education and healthcare, and prohibits discrimination on the basis of race, gender, sexual orientation, age, pregnancy or marital status.

The Constitution provides for the separation of powers among the legislative, executive and judicial branches of the National Government. Under the Constitution, the bicameral Parliament, in which the legislative authority of the National Government is vested, is comprised of a National Assembly and a National Council of Provinces.
The National Assembly consists of no fewer than 350 and no more than 400 members elected on the basis of proportional representation pursuant to which political parties receive seats in proportion to the votes cast for the parties concerned. Of the 400 seats in the National Assembly, approximately 200 seats are selected from provincial lists, with a fixed number allocated to each province. The remaining seats are filled from national lists to ensure proportionality in accordance with the total number of votes cast for each party in the national election.
The National Council of Provinces consists of 90 members (namely 54 permanent members and 36 special delegates). Each of the nine provincial legislatures elects 10 representatives.
The Constitution provides for national elections every five years and places all elections and referendums in the country for all three spheres of government (national, provincial and local) under the control of the Independent Electoral Commission (IEC). The most recent national and provincial elections were held in April 2009 and the next municipal elections are due to take place in 2011. The next national and provincial elections are due to take place in 2014.
Each province has its own chief executive, the premier. The premiers are elected by the Provincial legislature concerned from among its members. The powers of the premier are exercised in consultation with a provincial executive council, which is constituted in a manner similar to the Cabinet in the National Government. The provinces exercise limited power on a national level, principally through their representatives in the National Council of Provinces and also through their power to block Parliamentary action affecting the constitutional position and status of the provinces.
Political Parties
The ANC, which was founded in 1912 and led the struggle against apartheid, is the ruling party in eight of the nine South African provinces and is the most influential party in South Africa in terms of the size of its electoral constituency support. The ANC occupies 264 of the National Assembly’s 400 seats. Every five years the ANC holds a National Conference, which is its highest decision-making body, and which decides the policies of the ANC, adopts proposed constitutional amendments and elects the National Executive Committee. At its 52nd National Conference held in Polokwane, Limpopo in December 2007, the ANC elected the current president of South Africa, Jacob Zuma, as president of the ANC, and Kgalema Motlanthe as his deputy. The most recent meeting of all the ANC branches was the National General Council (NGC) held in Durban from September 20-24, 2010. The NGC is a forum between National Conferences where the ANC reviews progress and challenges since its last National Conference.
The Democratic Alliance (DA), founded in 2000, currently serves as the official opposition in the National Assembly. In the 2004 elections, the DA won 50 of the 400 seats in the National Assembly and after the 2009 national and provincial elections it now holds 67 seats. In early 2007, Helen Zille assumed the leadership of the DA after former leader Tony Leon stepped down.
On November 10, 2008, a faction of the ANC broke away from the party and launched a new political party, called the Congress of the People (COPE), led by former ANC chief whip and Defense Minister Mosiuoa Lekota and former Gauteng Premier Mbhazima Shilowa. COPE won 30 seats in the National Assembly following the April 2009 elections.
The Inkatha Freedom Party (IFP) was founded in 1975. In 2004, the IFP won 28 seats in the National Assembly which were reduced to 18 after the 2009 elections. The current leader of the IFP is Chief Mangosuthu Buthelezi.
A number of minority parties make up the balance of the seats presently held in the National Assembly, including the United Democratic Movement (4 seats), the Independent Democrats (4 seats) and the African Christian Democratic Party (4 seats).
On August 15, 2010, the DA and the Independent Democrats announced that the two parties had ratified a memorandum of understanding, paving the way for complete integration by 2014. The memorandum of understanding makes provision for Independent Democrat members of the National Assembly and Provincial Legislatures to hold dual membership until the next national and provincial elections in 2014.
Presidential Developments
Under the Constitution, the executive authority of the National Government is vested in the President, who serves as both Head of State and Head of Government. The President must be elected by a majority vote of the members of the National Assembly following which the President must resign his or her seat in the National Assembly. Following the June 1999 elections, Thabo Mbeki of the ANC succeeded Nelson Mandela as President and continued to serve as President following the 2004 elections. Phumzile Mlambo-Ngcuka, who had been serving in the Cabinet as Minister of Minerals and Energy, was appointed as the first female Deputy President of South Africa in July 2005, replacing Deputy President Jacob Zuma who was released from his duties by the then President Thabo Mbeki following allegations of corruption. On September 20, 2006 the charges of corruption against Jacob Zuma were struck from the court roll because the state was not ready to proceed with its case. The National Prosecuting Authority (NPA) attempted to recharge Jacob Zuma, but the Pietermaritzburg High Court ruled on September 12, 2008 that the decision to prosecute Jacob Zuma on corruption, racketeering and tax evasion charges was procedurally invalid.
In September 2008 the ANC recalled Thabo Mbeki from office before his term expired. The ANC stated that the decision had been made in light of a High Court judgment, which suggested executive meddling in the decision to prosecute Jacob Zuma. On September 21, 2008 Thabo Mbeki tendered his resignation, which became effective on September 25, 2008.
As Thabo Mbeki had not been voted out of office, there was no constitutional obligation on members of his Cabinet to resign. Nevertheless, 14 Cabinet members resigned, of whom six resigned permanently while the other eight members indicated that they would be willing to serve under a new president, and the ANC requested them to remain in their positions.
Following Thabo Mbeki’s resignation, the National Assembly voted by secret ballot to determine which of two nominees (that of the ANC and that of the DA) would fill the vacant office of president. Kgalema Motlanthe captured the majority of the votes and was sworn in as South Africa’s President on September 25, 2008, with Baleka Mbete appointed as his deputy.
On January 12, 2009, the Supreme Court of Appeal held that the Pietermaritzburg High Court had erred in its ruling regarding the declaration that the decision of the NPA to prosecute Jacob Zuma was invalid. The matter was taken on appeal to South Africa’s highest court, the Constitutional Court, and the matter was set to be heard on May 12, 2009. However on April 6, 2009, the NPA announced that it had dropped the corruption charges against Jacob Zuma, citing political interference in the legal process.
2009 National and Provincial Elections
In April 2009, approximately 23 million South Africans registered to vote in the national and provincial elections, compared to the approximately 20.6 million people registered to vote in the 2004 elections. This included South Africans who were abroad as of March 12, 2009, as the Constitutional Court ordered that all South African citizens who were registered to vote (including those citizens who would be abroad on the election day) would be entitled to vote in the elections.
The IEC approved the candidate lists of 42 political parties that contested the national and provincial elections. Of these parties, 28 political parties were registered to contest the national election for the National Assembly. Of these 28, 11 political parties applied to contest all nine provincial legislatures, 14 political parties applied to contest only some provinces and three parties applied to contest only the election to the National Assembly.
On April 22, 2009, a total of 17,919,966 South Africans cast their votes. The elections of April 22, 2009 were considered fair, transparent and credible by the IEC. The official general election results were announced on April 25, 2009. The ruling ANC won the elections, receiving 65.9% of the votes cast in respect of the national elections. The DA remained the official opposition of the ANC with 16.66% of the votes, and COPE came in third with 7.42% of the votes.

The table below sets out the National and Provincial Assembly seats secured by political parties following the April 2009 general elections.

	Number of seats in		Number of seats in
	National Assembly		Provincial Assembly
Political Party
ANC	264	(66%)	126	(63%)
DA	67	(16.75%)	32	(16%)
COPE	30	(7.5%)	16	(8%)
IFP	18	(4.5%)	9	(4.5%)
UDM	4	(1%)	3	(1.5%)
Freedom Front Plus	4	(1%)	3	(1.5%)
ID	4	(1%)	3	(1.5%)
ACDP	3	(0.75%)	3	(1.5%)
United Christian Democratic Party	2	(0.5%)	1	(0.5%)
Azanian People’s Organization	1	(0.25%)	1	(0.5%)
Azanian People’s Convention	1	(0.25%)	1	(0.5%)
Minority Front Party	1	(0.25%)	1	(0.5%)
Pan Africanist Congress of Azania	1	(0.25%)	1	(0.5%)

Total	400	100.0%	200	100.0%

Note: —	Numbers may not total due to rounding.

Source:	IEC; http://www.elections.org.za/NPEPWStaticReports/reports/ReportParameters.aspx?catid=9.
On May 9, 2009, following the ANC’s victory in the elections, Jacob Zuma was inaugurated as the fourth democratically elected President of the Republic with Kgalema Motlanthe as his deputy.
Zuma Administration
The Constitution provides for a Cabinet consisting predominantly of members of the National Assembly, who retain their seats while in the Cabinet. Cabinet portfolios are allocated by the President. The Cabinet generally operates by consensus rather than by voting. On May 10, 2009, President Zuma announced his initial Cabinet, which consisted of 34 ministers who are members of Parliament, in addition to the President and the Deputy President, as well as some structural changes to the National Government. Several departments were split and new departments were created. President Zuma also announced his intention to form a National Planning Commission (NPC) which has now been established and is based in the Presidency. The NPC is responsible for strategic planning for the country, and aims to ensure adherence to the “National Plan” by all spheres of the National Government. The NPC is headed up by the former Minister of Finance, Trevor Manuel. Trevor Manuel’s replacement as Minister of Finance is Pravin Gordhan, who had headed the SARS for the past decade.
Key structural changes in the National Government are as follows:
•	the Department of Minerals and Energy (DME) was split into two separate departments, the Department of Mineral Resources (DMR), headed up by Susan Shabangu, and the Department of Energy (DOE), headed up by Dipuo Peters;

•	the Department of Education was split into two separate departments, the Department of Basic Education, headed up by Angie Motshekga, and the Department of Higher Education and Training (DHET), headed up by Blade Nzimande;

•	the Department of Housing was renamed the Department of Human Settlements to take on a more holistic focus, and is headed up by Tokyo Sexwale;

•	the Department of Land Affairs was renamed the Department of Rural Development and Land Reform, and is headed up by Gugile Nkwinti;

•	the Department of Water Affairs and Forestry was partially merged with the Department of Environmental Affairs and Tourism to become the Department of Water and Environmental Affairs, and is headed up by Buyelwa Sonjica;

•	a new Department of Economic Development has been established to focus on economic policy-making, and is headed up by Ebrahim Patel. The implementation functions with respect to economic policy-making will remain with the Department of Trade and Industry (DTI), which is headed up by Rob Davies;

•	the Department of Agriculture has been renamed the Department of Agriculture, Fisheries and Forestry, and is headed up by Tina Joemat-Peterson;

•	the Department of Provincial and Local Government has become the Cooperative Governance and Traditional Affairs Office, and is headed up by Sicelo Shiceka;

•	a new ministry named the Department of Women, Youth, Children and People with Disabilities has been created, and is headed up by Noluthando Mayende-Sibiya; and

•	there are also additional monitoring and evaluation competency in the Presidency to monitor and evaluate the performance of the National Government in all three spheres. There are two ministers in the Presidency: one for the NPC and one for performance monitoring, evaluation and administration within the Presidency.
Other key appointments included Barbara Hogan as Minister of Public Enterprises, who was replaced by Aaron Motsoaledi as Health Minister, and former Foreign Minister Nkosazana Dlamini-Zuma as Home Affairs Minister. Dlamini-Zuma’s replacement as Minister of the renamed Department of International Relations and Cooperation is Maite Nkoana-Mashabane. Nathi Mthethwa retains his position as Minister of Safety and Security, but this ministry has been renamed the Ministry of Police.
On October 31, 2010 President Zuma announced a reshuffle of the Cabinet to ensure effective service delivery. The reshuffle resulted in seven ministers being replaced and 14 deputy ministers being appointed.
The changes to the Cabinet were as follows:
•	the Department of Communications Minister Siphiwe Nyanda was replaced by Roy Padayachie;

•	the Department of Public Works Minister Geoff Doidge was replaced by Gwen Mahlangu-Nkabinde;

•	the Department of Women, Children and People with disabilities Minister Noluthando Mayende-Sibiya was replaced by Lulu Xingwana;

•	the Department of Labour Minister Membathisi Mdladlana was replaced by Mildred Oliphant;

•	the Department of Water and Environmental Affairs Minister Buyelwa Sonjica was replaced by Edna Molewa;

•	the Department of Public Enterprises Minister Barbara Hogan was replaced by Malusi Gigaba;

•	the Department of Sports and Recreation Minister Makhenkesi Stofile was replaced by Fikile Mbalula;

•	the Department of Arts and Culture Minister Lulu Xingwana was replaced by Paul Mashatile; and

•	the Department of Social Development Minister Edna Molewa was replaced by Bathabile Dlamini.
The Cabinet adopted an outcome-based service delivery plan (Outcomes Plan) in January 2010 in which 12 outcomes frame the public-service delivery priorities and targets. These outcomes deal with education, health, safety, employment, skills-promotion, economic infrastructure, sustainable communities, housing, local government, the environment, international relations and public service. Cabinet ministers signed performance agreements linked to the outcomes and these outcomes influenced department planning and budgeting.

Legal System
The South African legal system is based upon Roman-Dutch law and incorporates certain elements of English law, subject to the Bill of Rights contained in the Constitution. Judicial authority in South Africa is vested in the courts, which are established pursuant to the Constitution. The Constitution is the supreme law of the land and no other law can supersede the provisions of the Constitution. The Constitutional Court has jurisdiction as the court of final instance over all matters relating to the interpretation, protection and enforcement of the terms of the Constitution and is the court of first instance on matters such as those concerning the constitutionality of an Act of Parliament referred to it by a member of the National Assembly. Decisions of the Constitutional Court are binding upon all persons and upon all legislative, executive and judicial organs of state. Matters not falling within the jurisdiction of the Constitutional Court fall within the jurisdiction of the Supreme Court, which consists of the Supreme Court of Appeal and various High Courts. Judgments of the Supreme Court of Appeal are binding on all courts of a lower order, including the High Courts, and judgments of the High Courts are binding on the lower courts within their respective areas of jurisdiction.
The Chief Justice and the Deputy Chief Justice of the Constitutional Court are appointed by the President in consultation with the Judicial Service Commission (JSC) and the leaders of parties represented in the National Assembly. Sandile Ngcobo has been appointed as the new Chief Justice of the Constitutional Court to replace Pius Langa who, together with four other judges who have served the court since its inception, retired in 2009. The Judge President and Deputy President of the Supreme Court of Appeal are appointed by the President after consulting with the JSC only. The remaining judges of the Constitutional Court, the Supreme Court of Appeal and the High Courts are appointed by the President on the advice of the JSC.
Broad Based Black Economic Empowerment
Broad Based Black Economic Empowerment (BBBEE) is a core tenet of the National Government’s initiative to address the economic exclusion of historically disadvantaged South Africans by encouraging the redistribution of wealth and opportunities to such persons. As part of this initiative, the National Government enacted the Broad Based Black Economic Empowerment Act of 2003 (BBBEE Act), which became effective in April 2004. For purposes of the BBBEE Act, “black people” is a generic term which means Africans, Coloureds and Indians. On June 18, 2008, the High Court of South Africa ordered that South African Chinese be included within the ambit of the BBBEE Act. The BBBEE Act aims to facilitate BBBEE by promoting economic transformation to allow meaningful participation by black people in the economy; changing the racial composition of ownership and management structures in enterprises; promoting investment programs that lead to BBBEE; enabling access to economic activities, infrastructure and skills for black women and rural and local communities; increasing the extent in which workers, communities, cooperatives own and manage enterprises; and promoting access to finance for black economic empowerment.
The DTI has, as empowered by the BBBEE Act, issued the BBBEE Codes of Good Practice (the Codes) on Black Economic Empowerment (BEE). The Codes, which were promulgated February 2007, must, as far as is reasonably possible, be applied by every organ of the National Government and local government and every public entity in issuing licenses, implementing procurement policies, determining qualification criteria for the sale of state-owned enterprises and developing criteria for entering into public private partnerships. The Codes cover concepts such as the measurement of ownership and management control, preferential procurement, employment equity, skills development, enterprise development, residual (industry specific and corporate social investment initiatives), and also qualifying small enterprise sections. Other issues covered include fronting practices, specified verification issues relating to the complex structures, multinationals and state-owned/public entities. These Codes, which are subject to review by the Minister of Finance in 2017, are intended to encourage both public and private entities, through the issuing of licenses, concessions, sale of assets and preferential procurement, to implement appropriate BEE initiatives.
The Codes have given multinational companies flexibility in the manner in which they can implement the Codes should they wish to do so. A multinational company trading in South Africa can retain sole ownership of its South African subsidiary, provided that alternative measures to broaden economic participation by black people, in terms of the Codes, are exercised. This retention of ownership by a multinational over its South African subsidiary can be achieved, for instance, by ensuring that its procurement policies or retail functions and service providers are BEE compliant.
The BBBEE Act places a legal obligation on state agencies to contribute to BBBEE, including when developing and implementing their preferential procurement policies. The Preferential Procurement Policy Framework Act No. 5 of 2000 (PPPFA) was promulgated as a result of Section 217 of the Constitution which states that all spheres of government must have a mechanism in place that would bring about categories of preference in allocation of contracts when procuring goods and services to advance historically disadvantaged individuals (HDIs). In December 2006, when the Codes were approved for gazetting, Cabinet gave the DTI and National Treasury a mandate to amend the PPPFA to advance the objectives of the BBBEE Act and the related strategy, as these two pieces of legislation were in conflict of each other. The draft amended PPPFA was gazetted for public comment on August 20, 2009. Since then there have been no further developments. The draft PPPFA provides that all spheres of government must have a mechanism in place that would bring about categories of preference in contract allocation when procuring goods and services to advance HDIs.
Although the BBBEE Act does not place a legal onus on private sector entities to comply with its provisions, a number of sectors within the South African economy anticipated the enactment of the BBBEE Act and its principles and committed themselves to transformation sector specific charters. The BBBEE Act provides for the DTI to publish and promote any transformation charter for a particular sector of the economy, provided that charter has been developed by the major stakeholders in that sector and advances the objectives of the Act. These charters set out a blueprint and timeline for the transformation of the relevant economic sectors. Examples include the Mining Industry Charter, the Petroleum and Liquid Fuels Charter, the Maritime Sector Charter, the Tourism Charter, the Information and Communications Technology Sector Charter, the Advertising Industry Charter, the Financial Sector Charter (see “Monetary and Financial System — Financial Sector Charter”), the Property Sector Charter, the Construction Sector Charter, the Charter for the Agricultural Sector (AGRIBEE Sector Charter), the Media, Advertising and Communication Sector Charter and the Aviation Sub-Sector Charter. Other transformation charters are being developed and have been released for comment by the accountancy, bus-commuter and coach services, tourism, transport, liquor, healthcare, gambling and gaming and forestry industries and professions.
Going forward, some of the biggest challenges facing the National Government in relation to the implementation of BBBEE include educating the South African public on the objectives, opportunities and perceptions relating to BBBEE, providing certainty as to the requirements of BBBEE, ensuring that the objectives of BBBEE are properly adhered to and encouraging investment in South Africa.
Land Reform
Land reform in South Africa is a complex issue, due both to the apartheid era’s legacy of dispossessing black South Africans of their land and to current human development challenges. The National Government seeks to, within the framework of the judicial process and the Constitution’s protection of private property rights, facilitate the equitable transfer of land to South Africans who were previously dispossessed of their land as a result of the land dispossession policies of the previous regime in South Africa.
In order to achieve such equitable land transfer, the National Government has developed a land reform strategy program that focuses on restitution, redistribution and land tenure reform, as outlined in a 1997 White Paper on Land Affairs. Restitution involves either returning land or providing alternative compensation to persons who have been deprived of their land; redistribution encourages the acquisition of land by disadvantaged South Africans (with the aid of government grants); and land tenure reform aims to create a unified and secure system of landholding.
The Department of Rural Development and Land Reform (formerly the Department of Land Affairs) had previously set 2014 as the deadline for achieving land reform in South Africa through the redistribution of 30% of white owned commercial agricultural land to those previously dispossessed of such land. In June 2007, the National Policy Conference of the ANC resolved that it was necessary to develop a detailed strategy in order to meet the 30% target. Pursuant to this, the Department of Public Works released a policy document on the expropriation of land and other property in the public interest or for public purposes. The policy document had two main objectives: (1) to enable the state to use expropriation as a means to affect land reform and (2) to align the Expropriation Act of 1975 with the Constitution. To achieve these goals, the Expropriation Bill was presented before Parliament on April 11, 2008, and after certification of the Bill, was published for public comment. On August 27, 2008, the Portfolio Committee on Public Works withdrew the Bill until further notice, stating that more time was needed to ensure consultation with a wide variety of stakeholders. The Expropriation Bill has not been published again for public comment and is set to return to Parliament in January 2011.
It has become apparent that the goal to redistribute 30% of white-owned commercial agricultural land to those previously dispossessed thereof will not be achieved by 2014. By November 2009, the National Government had redistributed 5% of such land, and it appears that the National Government will extend the deadline to 2020.
The Communal Land Rights Act of 2004 (CLRA) was enacted to extend full legal recognition and status to all land tenure rights held under various communal land tenure systems, without changing their character. In terms of the CLRA, these rights are registerable in the deeds registry system and as such are protected and enforceable in law. However, on October 30, 2009, the North Gauteng High Court handed down a judgment declaring 15 key provisions of the CLRA, and in particular those providing for the transfer and registration of communal land, the determination of rights by the Minister of Agriculture and Land Affairs and the establishment and composition of land administration committees, invalid and unconstitutional. This decision effectively renders the CLRA impossible to implement in its current form. The judgment of the North Gauteng High Court was set aside by the Constitutional Court on May 11, 2009. The reasons given for the setting aside of the judgment were that the CLRA, in its entirety was invalid as it failed to comply with the process set out in section 72 of the Constitution.
However, notwithstanding the hurdles faced by the National Government, its Land Redistribution for Agricultural Development (LRAD) program, which commenced in 2001, is transferring land at an accelerating pace and is now supported by the Comprehensive Agricultural Support Program which ensures that adequate agricultural support services follow the transfer of land.
Under the LRAD program in fiscal 2009, 653 claims totaling 394,000 hectares were restored to 30,000 households, bringing the cumulative amount of land restored since 1995 to 2.47 million hectares. The Department of Rural Development and Land Reform hopes to finalize outstanding claims by the end of 2020. Under the Land Redistribution and Tenure Reform, approximately 443,600 hectares have been re-distributed. This is less than the National Government’s original target of 1.5 million hectares and the revised target of around 6.5 million hectares. The Commission on Restitution of Land Rights has developed a strategic plan to finalize the remaining claims that addresses issues such as price negotiation, untraceable claimants, disputes and jurisdiction. In the 2010 MTPBS, additional funding was allocated towards settling the 7,000 outstanding land claims.
The implementation of the land restitution and land reform programs are supported through allocations to the Department of Rural Development and Land Reform. Expenditure grew from R2.0 billion in fiscal 2005 to just over R6 billion in fiscal 2009, mainly due to the increase in land reform and restitution grants, and is expected to increase to R7.1 billion by fiscal 2012.
The National Government is also currently investigating policy options with regards to foreign ownership of South African land and its effect on the National Government’s ability to meet its Constitutional duties to effectively deliver on land reform. The policy options recommend that where land has been earmarked for reform, restitution or integrated human settlement, National Government approval is required for the sale of that land to foreigners.
Significant strides have been made in the area of land reform:
•	by the end of October 2009, 95% of claims lodged since 1994 (75,758 of 79,696) had been settled. Beneficiaries comprised 324,154 households and 1.5 million individuals with a total cost of R21.5 billion. Urban claims comprised 87% while 13% of claims were rural, with most rural claimants opting for land restoration. The 4,222 outstanding claims are all rural, and the Department of Rural Development and Land Reform expects to settle these claims by 2020, at an average of 603 claims per year.

•	the Department of Rural Development and Land Reform has established a Social, Technical, Rural, Livelihood, Infrastructure and Facilitation (STRIF) branch and a Rural Infrastructure Development

(RID) branch with fifty staff members that have been transferred to provide post-settlement support for projects;
•	the Department of Rural Development and Land Reform has made provision for a R250 million recapitalization and development fund and a R275 million restitution fund. Funds will be transferred to STRIF and RID for recapitalization for land restored. The Department of Rural Development and Land Reform is currently involved in 200 court cases concerning disputes over land values, the validity of land claims and disputes between the claimants and previous landowners; and

•	the Department of Rural Development and Land Reform has developed a model for handling claims with respect to land situated on strategic national assets (such as Kruger National Park land owned by forestry companies, mining houses and sugar mills where the landowners have made significant capital investment. The value of the properties concerned are considerably high and the Department of Rural Development and Land Reform estimated that an amount in excess of R20 billion would be required to provide restitution.
Mining Industry Reform
Mining in South Africa has historically been undertaken largely by the private sector. The most important mining houses in South Africa include Anglo American plc, De Beers Corporation, African Mineral Limited, BHP Billiton SA, Gold Fields Limited, Impala Platinum Holdings Limited, Lonmin plc, Kumba Iron Ore Limited, Exxarro Limited, Xstrata plc and Harmony Gold Limited. These corporations, together with their affiliates, are responsible for the majority of the gold, diamond, uranium, zinc, lead, platinum, chrome, iron ore, coal and silver production in South Africa.
As of June 2010, over 494,000 people were directly employed by the mining sector, of which over 169,000 were employed in the gold mining industry. As of December 2009, there were 1,548 registered mines and quarries in South Africa.
The Mineral and Petroleum Resources Development Act (MPRDA) and the Mining Charter
The National Government enacted the MPRDA in 2002. The MPRDA, which came into effect on May 1, 2004, together with the implementation of a broad-based socio-economic empowerment charter (the Mining Charter), recognizes the state’s sovereignty and custodianship over the country’s mineral resources. The MPRDA also provides for equitable access to mineral resources, expands opportunities for HDIs and promotes economic growth, employment and socio-economic welfare, and security of tenure. The DMR is currently reviewing the MPRDA and expects to complete the review by the end of 2011.
The Minister of Mineral Resources (previously the Minister of Minerals and Energy) is the competent authority in regard to granting prospecting and mining rights. In granting rights to HDIs, the DMR’s objective for fiscal 2010 was to grant 27 such rights. The actual number of rights granted was 147. In the case of rights granted to women-led entities, of the original target of 18 the DMR granted eight rights by mid 2010.
A moratorium on the receiving of prospecting applications has been placed effective from September 1, 2010, for a period of six months. The purpose of the moratorium is to allow for a comprehensive audit of all licenses granted since the commencement of the MPDRA.
The DMR is also responsible for managing environmental impacts from mining related activities, and by the end of September 2010 was ahead of schedule, having conducted 1,019 environmental inspections out of a target of 1,380 inspections.
The vision of the Mining Charter is to create a globally competitive mining industry that reflects a non-racial South Africa and draws on the human and financial resources of, and offers real benefits to all South Africans. The Minister of Mineral Resources, the Chamber of Mines and the National Union of Mineworkers signed the stakeholder’s declaration on strategy for the sustainable growth and meaningful transformation of South Africa’s mining industry on June 30, 2010.
The Mining Charter was reviewed after its first 5 years, as agreed by its signatories. The result of the review is the recently published 2010 amendment to the Mining Charter which reaffirms the 2014 targets of the Mining Charter (the Revised Mining Charter).

The requirement under the Mining Charter for mining entities to achieve a 26% Historically Disadvantaged South Africans (HDSA) ownership of mining assets by the year 2014 has been retained. Amendments to the Mining Charter in the Revised Mining Charter include, inter alia, the requirement by mining companies to (i) facilitate local beneficiation of mineral commodities; (ii) procure a minimum of 40% of capital goods, 70% of services and 50% of consumer goods from HDSA suppliers by 2014 (these targets are exclusive of non-discretionary procurement expenditure); (iii) ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of annual income generated from South African mining companies towards the socioeconomic development of South African communities via a social development fund beginning in 2010; (iv) achieve a minimum of 40% HDSA demographic representation by 2014 at executive management level, senior management level, core and critical skills, middle management level and junior management level; (v) invest up to 5% of annual payroll in essential skills development activities; and (vi) implement measures to improve housing and living standards for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor, all of which must be achieved by 2014. In addition, mining companies are required to monitor and evaluate their compliance to the Revised Mining Charter and must submit annual compliance reports to the DMR. The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry attached to the Revised Mining Charter (the Scorecard) makes provision for a phased-in approach for compliance with the above targets over the 5-year period ending in 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the Revised Mining Charter. Failure to comply with the provisions of the Revised Mining Charter will amount to a breach of the MPRDA and may result in the cancellation or suspension of a mining company’s existing mining rights.
In 2008 the Mineral and Petroleum Resources Development Amendment Act was passed to improve the MPRDA and to transfer environmental regulation of mines to the Minister of Environmental Affairs and Tourism. The amending Act also deals with challenges of implementing the MPRDA, and has, as its main objective, implementing technical improvements to the MPRDA to improve efficiency in the management of the country’s mineral resources. The amending Act also seeks to improve the handling of residue stockpiles and residue deposits. It also streamlines the process of obtaining ministerial approval for cessions, transfers and encumbrances of rights aimed at promoting and protecting new entrants into the mining industry and of facilitating economic development. This Act is yet to come into force. The DMR is currently looking at further possible amendments to the MPRDA to reinforce the objectives of the MPRDA, to promote investment in the mining sector and to improve the system of granting rights.
Other Mining Industry Initiatives and Legislation
The Mineral and Petroleum Resources Royalty Act of 2008 (the Royalty Act) is aimed at ensuring that the country benefits from the exploitation of its mineral resources by imposing a resource rent on holders of rights. It also seeks to stimulate investment in the sector and potential investors’ need for certainty. The Royalty Act recognizes that mineral resources are non-renewable and are part of the common patrimony of all South Africans, and thus imposes a royalty on the extraction and transfer of mineral resources. The Schedules to the Royalty Act set out the classification of the mineral resources and their corresponding royalty rate. The Royalty Act was passed by the National Assembly on August 21, 2008 and the National Council of Provinces on September 23, 2008. The Royalty Act was assented to by the President on November 24, 2008 and Section 1 of the Act came into force on November 1, 2009 and the remaining provisions of the Royalty Act came into effect on March 1, 2010.
In addition National Government launched an organization called the South African Women in Mining Association in 1999, with a focus on assisting informal mining groups in obtaining mining rights, running mining businesses and promoting female empowerment in the mining sector in accordance with the provisions of the Mining Charter. This initiative was followed by the launch in 2007 of the Youth in Energy and Mining (YEM), a program aimed at young people with an interest in the mining and energy sectors. YEM seeks to promote skills development, procurement, beneficiation enterprise development and small scale mining.
The mining industry has also established the Mining Industry Growth, Development and Empowerment Task Team (MIGDETT) to help manage the negative effects of the global economic crisis and to save jobs, as well as to position the industry for growth and transformation in the medium to long term. Membership of MIGDETT includes the mining industry, the National Government, organized labor and other stakeholders.
Mining safety continues to be an area of concern as on average there are approximately 150 mine worker fatalities annually. These fatalities are attributable to a lack of stringent safety measures. The Mine Health and Safety Act of 2008 has been amended to introduce measures to hold mine management liable for failure to comply with or implement effective safety measures and precautions. The National Government has stated that the amendment is likely to commence in 2011.
Crime Prevention
The National Government remains committed to intensify its efforts to reduce crime as a way of promoting social and economic development. In its 2009-2014 MTEF, the National Government identified the fight against crime and corruption as one of its key priorities.
The National Government has established a review process to revamp the Criminal Justice System (CJS), known as the “Seven Point Plan”, which is coordinated by the Department of Justice and Constitutional Development. The 2009 MTEF process allocated an additional R3 billion for the project’s implementation. The project is based on the following recommendations:
•	adopt a single vision and mission for the CJS leading to a single set of objectives, priorities and performance measurement targets;

•	establish through legislation or by protocol a single CJS coordinating and management structure from the Cabinet to each court with a person from the Executive appointed as Head of the CJS structure;

•	develop practical, short and medium term proposals to improve court performance with an initial focus on Regional Courts by improving trials and ancillary proceedings and removing certain administrative-like functions relating to postponements;

•	identify key areas within the CJS that negatively impact the overall systems performance and implement measures to correct shortcomings and remove constraints, especially relating to capacity policies, so all component parts function smoothly together;

•	establish a robust integrated and seamless National CJS Information System (IT Infrastructure and national database) that will facilitate more informed strategies, plans and decision making;

•	modernize the CJS and its technology to more effectively manage day-to-day operations, reduce costs, eliminate waste and automate paper intensive systems; and

•	involve the population at large in the fight against crime by introducing changes to the Community Policing Forum (CPF) regime, expanding the role of the CPF to deal with all matters in CJS by providing necessary financial and administrative infrastructure.
In order to facilitate integration of the sector and the sharing of information, the criminal justice sector is implementing the following initiatives:
•	integration of the South African Police Service (SAPS)’s Crime Administration System with the Department of Justice and Constitutional Development’s Integrated Case Management Solution;

•	integration between the SAPS’s Crime Administration System and the Legal Aid South Africa (LASA)’s system to immediately notify LASA of legal aid requests;

•	integration of NPA’s Electronic Case Management Solution with SAPS’s Case Administration System;

•	integration of the SAPS’s Automated Fingerprint Identification System, Home Affairs’ National Identification System and National Traffic Information System fingerprint systems;

•	interface between Correctional Services’ Remand Detention System solution and the SAPS’s Remand Detainees System; and

•	video Remand Solution between the DOJCD and the Department of Correctional Services.

The newly established Department of Planning, Monitoring and Evaluation spearheads the crime-related outcome in the Outcomes Plan, and focuses on achieving outputs that will reduce the overall level of serious crime reported; create an effective, efficient and integrated CJS; eradicate corruption by officials within the Justice, Crime Prevention and Security; manage and improve the perception of crime among the population; improve investor perception of trust and willingness to invest in South Africa; integrate and increase effectiveness of border management; protect and identity the status of citizens and residents; and combat cyber crime activities.
Key stakeholders identified as implementing partners for the above outputs include the following departments and entities: SAPS, Justice and Constitutional Development, NPA, Correctional Services, Health, Social Development, Defense, National Treasury, Basic Education, Communications, International Relations and Cooperation, Human Settlements, Science and Technology, National Intelligence Coordinating Committee, State Security, National Intelligence Agency, Statistics South Africa, LASA and the Judiciary. Monitoring and evaluation systems are being put in place to ensure effective implementation of the agreement.
SAPS
Crime prevention and internal security in South Africa are primarily the responsibility of the SAPS. The following initiatives form part of the Department of Police’s key strategic priorities to combat crime and ensure that all people in South Africa are and feel safe: enhancing the capacity of detective and forensic services; mobilizing public participation in fighting crime; reducing serious and violent crimes; combating crimes against women and children, empowerment of victims of crime; establishing a border management agency to manage immigration, customs and landline borderline control services; and combating corruption in both public and private sectors.
The reduction of crime levels remains a top priority of the National Government. Consequently, the budget allocation has increased from R29.3 billion in fiscal 2006 to R56.91 in fiscal 2012, to improve the capacity of the SAPS to perform its functions. Furthermore, security personnel numbers have increased and are expected to reach approximately 195,310 by the end of March 2011, with an additional 8,420 police personnel will be recruited by 2013, primarily to strengthen the detective services and crime intelligence. This will increase the number of police personnel from 190,199 in fiscal 2010 to 200,660 in fiscal 2014.
SAPS has partnered with tertiary institutions to enhance skills and development for its employees, which has resulted in the Bachelor of Policing Practice Degree being offered by the Southern Business School and the Tshwane University of Technology.
The implementation of legislation promoting the rights of women and children is being strengthened. The reprioritization over the medium term will increase staffing levels to support the implementation of the Children’s Act of 2005, the Child Justice Act of 2008 and the Sexual Offences and Related Matters Act of 2007. The e-docket system has been introduced at 194 police stations as of March 2010, more than 215,000 dockets had been scanned. On September 15, 2009, the Minister of Police, Mr. Nathi Mthethwa, announced that legislation empowering police to respond more forcefully to dangerous criminals was close to finalization.
In an effort to promote gun free communities, the Minister of Police declared a firearm amnesty between January 2010 and April 2010. During this period, 11,887 illegal firearms and 129,234 illegal rounds of ammunition were surrendered to the police, with an additional 30,442 legal firearms and 321,155 legal rounds of ammunition voluntarily handed to police.
The SAPS operates 43 area stations and 1,114 police stations in nine provinces. Over the medium term these stations will be strengthened, inter alia, by developing capacity, funding key strategic initiatives and establishing working relationships with other government departments.
A detailed examination of the crime statistics for fiscal 2010 show that although violent crime decreased from 32.7% in fiscal 2009, it accounted for 31.9% of South Africa’s recorded serious crime. Violent crime consists of 7 categories of serious crime, namely: murder, attempted murder, sexual offenses, assault with the intent to inflict grievous bodily harm, common assault aggravated robbery, and other robbery.

For the first time since the establishment of the SAPS, the murder rate declined by 8.6% in fiscal 2010. This was followed by a 7.5% decline in robbery with aggravating circumstances, a 6.1% decline in attempted murder, a 4.4% decline in total sexual offences, a 4.1% decline in common robbery and a 0.5% decline in assault with intent to inflict grievous bodily harm. A marginal increase of 1% was experienced in common assault. However, property related crimes increased by 2.7% in fiscal 2010. Theft of motor vehicles and motor cycles declined by 6.7%. Theft out of or from motor vehicle increased by 8.9%, stock theft increased by 6.5%, burglary at residential premises declined by 2.7% and burglary at non-residential premises also increased by 1.2%.
Contact related crimes declined by 2.9% during fiscal 2010. Arson and malicious damage to property declined by 3.5% and 2.9%, respectively. Crime that depends on police action for detection grew by 11.8% in fiscal 2010. Illegal possession of firearms and ammunition, drug related crimes and driving under the influence of alcohol or drugs increased by 2.4%, 13.6% and 10.6%, respectively.
Other serious crimes declined by 3.3% during fiscal 2010. This decline is mainly attributed to the 8% decline in the sub-category of all theft not mentioned elsewhere. Commercial crime and shoplifting increased by 8.1% and 8.3%, respectively.
In the 2010 Transparency International Corruption Perception Index, South Africa remained 54 out of 178 countries despite a slump in the Corruption Perception Index from 4.9 in 2008 to 4.5. Within the Sub-Saharan Africa region, South Africa is ranked fifth with regards to the level of transparency.
Department of Justice and Constitutional Development (DOJCD)
The DOJCD is tasked with rendering accessible, fair, speedy and cost effective administration of justice. Specifically, the DOJCD collaborates with other departments within the Justice Crime Prevention and Security Cluster as well as different national departments and other agencies to uphold and protect the Constitution, promote the rule of law, administer justice, guard against human rights abuses, mediate differences among citizens and organizations, fight crime, prosecute offenders, protect vulnerable groups, and provide other justice-related services. To intensify the fight against corruption the capacity of the Special Investigating Unit will be boosted by increasing its investigative capacity to over 650 employees by fiscal 2014. Additionally, the DOJCD plays a leading role in overseeing the implementation of the Seven Point Plan.
The DOJCD remains committed to establishing and maintaining a single, integrated, accessible and affordable court system that delivers on its key strategic goals of restructuring and integrating the CJS, ensures access to justice services particularly for vulnerable groups, enhances organizational efficiency of the NPA, and improves the maintenance system to relieve pressure at the courts. The DOJCD seeks to enhance accessibility through building new courts in townships and rural areas, augmenting identified infrastructure shortages with mobile courts, expanding services in the existing courts, improving the quality of services provided, and redefining and aligning magisterial jurisdictions with the new municipality boundaries.
The DOJCD and its associated entities contributed immensely in the successful hosting of the 2010 FIFA World Cup. The DOJCD dedicated 56 courtrooms for this event and established various committees such as the court operational center which consisted of various stakeholders (e.g. the Justice Department, NPA, LASA, Health Department, Police, Social Development, and Correctional Services). This structure aided with the efficient administration of justice and created confidence in South Africa’s CJS, locally and to the rest of the world. Lessons learned (e.g. effective communication between departments, dedicated and committed resources) will be used in the administration of justice going forward.
NPA
The NPA is empowered to institute criminal proceedings on behalf of the state and to carry out any necessary functions incidental to instituting criminal proceedings. The NPA continues to provide a coordinated prosecuting service that ensures that justice is delivered to the victims of crime through general and specialized prosecutions, protection of certain witnesses and striping of proceeds from crime. In support of this vision, a new National Director of Public Prosecutions (NDPP) was appointed and with an effective date of December 2009. The NDPP launched several initiatives to improve service delivery. Overall, the high conviction rate has been maintained;

the National Prosecuting Service showed a 2.7% improvement on its conviction rate by achieving 88.6% in fiscal 2010 as compared to 85.7% achieved in fiscal 2006.
The NPA has identified the following organizational objectives:
•	improve prosecutorial efficiency and increase the number of cases finalized by 2%;

•	increase the use of alternative ways of delivering justice and increase the number of cases finalized by 2%;

•	improved capacity to deal with complex commercial crime and increase the number of cases finalized by the specialized commercial crimes unit by 2%;

•	improve justice services for the victims of sexual offences by establishing five additional Thuthuzela Care Centers to bring the total number to 30 in fiscal 2012 from the current 15 in fiscal 2010; and

•	protect and support vulnerable witnesses, reduce incentives for crime and increase the value of court orders to freeze an individual’s assets from R330 million in fiscal 2010 to R420 million in fiscal 2012.
In order to strengthen the independence of the judiciary, the Office of the Chief Justice was proclaimed a department on August 23, 2010 and will be wholly independent of the executive. Furthermore, South African Judicial Training Institute has been established to promote the independence, impartiality, dignity, accessibility and effectiveness of the courts in respect of the training of the judicial officers. The Judicial Training Institute is implemented to fast track the development of suitable candidates from historically disadvantaged groups.
Department of Correctional Services (DCS)
The aim of the DCS is to maintain and protect a just, peaceful and safe society by enforcing court-imposed sentences; detaining inmates in safe custody; maintaining their human dignity, developing their sense of social responsibility and promoting their general development. The 2005 White Paper on Corrections forms the basis upon which policy and operational planning for the DCS are based. It advocates for rehabilitation of offenders to be at the center of the DCS’s activities.
Over the medium term, the DCS will focus on intensifying the fight against crime and corruption; corrections as a societal responsibility; and improved correctional center service delivery through effective rehabilitation and social re-integration of inmates. The DCS has implemented a strategy to attract and retain key staff required for the execution of its core functions and is aligning its operations to the 2005 White Paper on Corrections.
The DCS is a key stakeholder within the Justice, Crime Prevention and Security Cluster and has made a commitment to effectively contribute towards the implementation of the Cluster’s Service Delivery Agreement. As part of this agreement, the DCS has made a commitment to increase both formal and informal rehabilitation programs with a view to reduce recidivism.
Overcrowding in correctional facilities declined from 42% in 2009 to 38.7% during fiscal 2010. This is mainly attributed to the completion of the Kimberley correctional facility with a bed capacity of 2,880, implementation of the Bail Protocol, and a new section of the Criminal Procedure Act of 1977 which, together with the Bail Protocol, enables the DCS to allow for the controlled release of awaiting trial detainees with bail of R1,000 or less.
However, overcrowding in correctional centers remains a major obstacle to the effective rehabilitation of offenders. To address this, the DCS has come up with various strategies, both at the departmental and cluster level such as upgrading correctional centers, constructing new centers in partnership with the private sector, implementing the Bail Protocol (which facilitates the release of persons charged with less serious offences that cannot afford bail) and establishing the Remand Detention Unit to coordinate services and drive the legislative processes with respect to management of awaiting trial detainees. A Ministerial Task Team has been set up to conduct an audit of various issues surrounding inmates.
In terms of promoting corrections as a societal responsibility, the DCS will strengthen its collaboration and partnership with non-governmental organizations, faith based organizations and community based organizations. The DCS is also actively participating in the establishment of Community Safety Forums which focus on promoting the effective functioning of the criminal justice sector (including rehabilitation and social re-integration processes) and social crime prevention.
The DCS has recorded significant achievements in relation to maintaining security in correctional facilities and minimizing escapes. The number of offenders who escaped from centers declined continuously from 282 in fiscal 2003 to 56 in fiscal 2010. This is attributed to improved compliance with security policies, standards and applicable legislation; technological installations; erection of fences; and training of personnel. This is critical in reducing the rate of recidivism.
In terms of regional cooperation, the DCS is actively involved in the Southern African Development Community (SADC). It is currently engaging with member countries on the issue of transfer of foreign national offenders to countries of origin as a way of promoting rehabilitation and social reintegration. The DCS is a member and acts as the secretariat of the recently launched African Correctional Services Association. Over the next 5 years, the body will focus on:
•	strengthening governance structures;

•	research and development;

•	human resources development;

•	education;

•	training, learning and knowledge management;

•	awarding excellence; and

•	technical assistance in post-conflict reconstruction and development.
International Relations
After becoming a republic in 1961, South Africa became increasingly politically isolated from other nations and subject to economic, cultural and political sanctions by the international community because of the apartheid system. With the transition to democracy, South Africa has re-established its links with the outside world.
As of November 2010, South Africa hosted 115 high commissions and embassies as well as 21 international organizations. South Africa has 103 embassies and high commissions and 14 consulates abroad.
South Africa was a founding member of the United Nations (UN) in 1945. In 1994, it resumed its seat in the UN General Assembly, from which it had been prevented from participating since 1974. South Africa was elected as a non-permanent member of the UN Security Council for a two-year period, which ended on December 31, 2008. It will resume its non-permanent member seat in January 2011 for two years ending December 2012.
South Africa has been active in other bodies and functional committees of the UN, including:
•	International Criminal Tribunal for Yugoslavia (2005 to 2009): Judge J. Moloto;

•	UN Human Rights Council, the successor to the Commission on Human Rights (2006);

•	International Criminal Court (2003 to 2009): Judge N. Pillay; and

•	International Tribunal for the Law of the Sea (2005 to 2014): Judge A. Hoffmann.
South Africa also served on the following subsidiary bodies of the UN Economic and Social Council:
•	Commission for Social Development (2006 to 2009);

•	Statistical Commission (2006 to 2009);

•	Commission on Sustainable Development (2007 to 2010);

•	Commission on Population and Development (2007 to 2010); and

•	Commission on Crime Prevention and Criminal Justice (2007 to 2010).

On September 1, 2008, South African Judge N. Pillay was appointed as the UN Human Rights Commissioner in Geneva, Switzerland.
In 1994, South Africa rejoined the Commonwealth, from which it had been obliged to withdraw shortly after it became a republic in 1961. South Africa is a donor country to the International Development Association (IDA), the concessional lending arm of the International Bank for Reconstruction and Development (also known as the World Bank) and is a member of its political risk insurance arm, the Multilateral Investment Guarantee Agency.
South Africa is a member of the G-20, a permanent forum for informal dialogue on key economic and financial policy issues among systemically significant economies. The G-20’s mandate is to help shape the international agenda, to discuss economic and financial issues in areas where consensus had not yet been achieved, and to “lead by example.” In 2008 and 2009, the G-20 led key policy discussion and actions in the economic and financial sector including responses to the global financial crisis, financial regulation and architecture, and macro—economic stability. South Africa is a member of the Financial Stability Board, a structure responsible for the coordination and monitoring of progress in the strengthening of financial regulation globally. South Africa is ahead of many countries globally in the implementation of the key financial standards, especially with regard to bank supervision and compensation.
South Africa has also strengthened its partnership in the Organization for Economic Cooperation and Development (OECD) and participates in numerous programs as a full participant and regular observer, is a signatory to the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and undertakes peer reviews in numerous sectors including economic assessments. South Africa plays a leading role in the region in the area of tax administration and has played a key role in the establishment of the African Tax Administrators Forum an initiative aimed at enhancing the capacity and capability of African tax administrators and in enhancing domestic resource mobilization.
South Africa is a founding member of the General Agreement on Tariffs and Trade (GATT), participated in the Uruguay Round of Multilateral Trade Negotiations and acceded to the Marrakesh Agreement in 1994.
South Africa became a founding member of the World Trade Organization (WTO) upon its establishment in 1995. Furthermore, Canada, the European Union (EU), Japan, Norway, Russia, Switzerland, Turkey and the United States of America (USA) have included South Africa in their generalized system of preferences. In October 1999, South Africa signed an Agreement on Trade, Development and Cooperation, also known as the European Trade Agreement, with the EU so as to consolidate strategic links between South Africa and its largest trade and investment partner. South Africa’s bilateral trading relationship with the EU was elevated to a higher level following the commencement of full implementation of the South Africa EU Trade and Development and Co-operation Agreement, which took effect in May 2004.
South Africa is a founding member of the IMF and has always been regarded as a member in good standing with full access to technical and financial assistance from the IMF. South Africa’s quota in the IMF is 1,868.5 million special drawing rights (SDRs) and its 18,935 votes account for 0.85% of the total number of votes. This places South Africa in 24th position in terms of voting power. However, on November 5, 2010 the Executive Board of the IMF formally approved an increase in redistribution of the IMF’s quota and votes which will increase South Africa’s quota in the IMF to 3,051.2 million SDRs and its votes to 31,996, accounting for 0.634% of the total number of votes. This places South Africa in 33rd position in terms of voting power. In 1993, South Africa drew down 614.4 million SDR from the IMF to compensate for a shortfall in agricultural exports resulting from the severe drought that affected southern Africa in 1992. This was fully repaid in December 1998, and as of October 30, 2010, South Africa’s current financial position in the IMF reflects no borrowing from the IMF.
South Africa is a founding member of the World Bank and joined its private investment arm, the International Finance Corporation (IFC), in 1957, a year after the IFC’s formation. With the first fully democratic national elections in 1994, South Africa regained the full rights and obligations of membership of the World Bank and its affiliated agencies, from which it had previously been suspended. Cooperation between South Africa and the World Bank has continued to develop since the signing of a memorandum of understanding in 1995.
In 2007, South Africa and the World Bank developed a Country Partnership Strategy (CPS) for fiscal years 2008-2012. The strategy supports South Africa’s national, regional, and international development priorities. It aims to build a stronger and more dynamic partnership, with a main focus on providing advisory services and knowledge sharing, and an improvement in the dialogue between South Africa and the World Bank Group. The activities and programs under the current CPS proposal are largely demand-driven and results-orientated. Government departments and agencies in South Africa, who are the end-users of the advisory services and knowledge-sharing, determine the areas of cooperation, take ownership of the projects and co-manage them together with the World Bank from their inception to their conclusion. While Broad priorities are defined for the entire period, the CPS is flexible enough to accommodate new activities which are agreed on a yearly basis consistent with South Africa’s policy priorities.
World Bank instruments to be used are primarily economic and sector work (formal reports and informal policy notes), technical assistance and capacity building. The financing sources are the World Bank budget and grant facilities, which are limited, and the National Government’s own budget. The National Government has indicated its willingness to increasingly deploy its own budget to finance World Bank knowledge services.
In addition to this knowledge sharing based relationship, in 2009 the National Government supported an application by South Africa’s power utility, Eskom, for a US$3.75 billion loan from the World Bank to support Eskom’s infrastructure investment aimed to sustain and increase electricity generation to meet national demands and that of other neighboring countries. The application for the loan was approved by the IRBD’s Board in April 2010 and the Eskom project will help increase generation capacity and avoid an energy crisis across Southern Africa.
South Africa joined the private investment arm of the World Bank, the IFC in 1957, a year after the IFC’s foundation. The IFC’s committed portfolio in South Africa has grown steadily and, as of September 30, 2010, was US$913.5 million, the largest investment in Sub-Saharan Africa. South Africa partners with the IFC in delivering technical and advisory assistance to organizations in South Africa and the region, with the aim of reducing poverty through private sector growth. The IFC’s strategy is to: (i) support South African companies going north and going global; (ii) provide advice and financing within South Africa where there are underserved niches in the local market and where IFC can bring value added that complements local capabilities; and (iii) offer advisory services and related support for smaller business, with a focus on the informal sector and education.
South Africa has benefited from some of the IFC facilities (Global Trade Liquidity Pool) that are targeted at the response to the financial crisis. South African financial institutions have also partnered with the IFC to facilitate trade finance in Sub-Saharan Africa. IFC has pledged to support South African Clean Technology Investment Plan through financing amounting to US$200 million, which is part of the of US$500 million financial envelope from the Clean Technology Fund (CTF). The CTF Trust Fund Committee endorsed the South African CTF Investment Plan in October 2009, paving the way for South Africa to move closer to its vision of generating four percent of its electricity from renewable energy by 2013.
South Africa is the only African country to participate as a donor in the IDA, which is the World Bank’s concessional lending window, since 1960. IDA raises funds through three-year replenishment cycles and provides interest free loans and grants to eligible countries (i.e. countries with gross national income per capita of less than US$1,135). IDA resources are allocated based on Performance Based Allocation which takes into account eligible countries’ performance on institutions and governance factors. In 2007, during the IDA 15 replenishment negotiations, South Africa pledged a total contribution of R204 million to the overall US$41.6 billion resource envelope. South Africa agreed to make three annual payments of R68 million, in January 2009, 2010 and 2011, respectively.
IDA has played a significant role in assisting low income countries’ (LICs) response to the financial crisis. It is projected that IDA will spend up to US$16.2 billion between 2009 and the first half of 2010. This involves a front loading of US$2 billion of annual resource countries for countries affected negatively by the crisis. A temporary Crisis Response Window has also been established to further strengthen IDA’s response to the crisis.
In addition to contributing financial resources, South Africa has played a significant role in advancing the representation and “voice” of LICs in IDA decision making. For the benefit of Sub-Saharan Africa, South Africa has encouraged increased funding for regional projects and has helped to ensure a ring fencing of half of IDA resources for Sub-Saharan Africa.

South Africa played a leading role in the establishment of the African Union (AU), to which it became the member in July 2002 after signing and ratifying the Sirte Declaration. The AU succeeds the Organization for African Unity, an organization established in 1963 by African States. President Thabo Mbeki, the second President of the democratic South Africa, became the first President of the AU. As a member of the AU, South Africa is a member of the UN Economic Commission for Africa. South Africa hosts one of the organs of the AU, the Pan African Parliament which was opened in September 2004. The Pan African Parliament consists of elected representatives from the five regions of Africa.
South Africa is a member, and the first chair, of the New Partnership for Africa’s Development (NEPAD), a policy framework for Africa’s development approved by several African leaders in 2001. NEPAD’s primary objectives include eradicating poverty, promoting principles of human rights and democracy in Africa, placing African countries, both individually and collectively, on a path of sustainable growth and development; halting the marginalization of Africa in the globalization process and enhancing integration into the global economy and accelerating the empowerment of women.
South Africa became a member of the African Development Bank (AfDB) by acceding to the founding articles of the AfDB in 1995. Membership of the AfDB is based on shareholding and shareholders have voting rights. In 2007, South Africa formalized its membership to the African Development Fund (ADF), an AfDB fund providing concessional lending to low-income African countries from donor contributions that are replenished at three-yearly cycles. South Africa doubled its contribution of R33.7 million that it allocated for ADF X (2005—2007) to R67.4 million for ADF XI (2008—2010). The South Africa and AfDB Country Strategy Paper (CSP) for South Africa covering 2008—2012, dated February 2008, was approved by the Board of Directors in April 2008. The 2008-2012 CSP is aimed at enhancing the AfDB’s partnership with South Africa and is based on three pillars, namely: (i) enhancing private sector competitiveness; (ii) partnership for regional integration and development; and (iii) knowledge management and capacity building. The strategy will continue to build on the AfDB’s comparative advantage in the areas of financial intermediation and infrastructure development, as articulated in the deliverables for the remaining CSP period. The implementation of the strategy will be enhanced by the establishment of the AfDB’s South Africa Field Office that will focus on South Africa, SACU countries and Zimbabwe.
South Africa promotes the interests of developing countries with regard to poverty reduction, debt relief and the democratization of international relations through its work at the G-20, participation at the World Bank and IMF meetings, and discussions with the Group of Eight Industrialized Countries at their summits.
Regional Arrangements
South Africa is a member of the Southern African Customs Union (SACU). The other SACU members are Botswana, Lesotho, Namibia and Swaziland (the BLNS countries). SACU is intended to promote trade among its members. Goods flow freely among the union members, unimpeded by internal tariffs or quantitative restraints. There is a common tariff on goods imported from outside the customs union. All import duties or tariffs collected on goods imported from outside the customs union are paid into a common pool. South Africa makes payments from the pool annually to the BLNS countries according to the current formula, which takes account of these countries’ imports and their production and consumption of dutiable (excisable) goods, as well as non-trade related payments.
SACU commenced negotiations with the United States and the European Free Trade Area in May 2003 with a view towards a bilateral free trade agreement. All SACU members other than Botswana are also members of the Common Monetary Area (CMA). The CMA allows for the unrestricted transfer of funds within the monetary area, a common capital market and substantially uniform exchange control regulations with respect to the rest of the world. The Multilateral Monetary Agreement provides for a uniform exchange control border around the four participating countries. Under certain circumstances, South Africa’s CMA partners may approach the SARB for short-term financial assistance. They also have access to South Africa’s foreign exchange markets.
In 1994, South Africa became a member of the SADC, which aims to promote regional economic development and stability. The SADC is currently chaired by the Democratic Republic of Congo, and other members of SADC are Angola, Botswana, Democratic Republic of the Congo, Lesotho, Malawi, Mauritius, Mozambique, Namibia, the Seychelles, Swaziland, Tanzania, Zambia and Zimbabwe. The SADC assigned to South Africa the responsibility of overseeing the finance and investment sector. South Africa’s mandate is to facilitate the process of “community building” in the region through gradual, progressive integration of the region’s financial systems; to harmonize and coordinate the efforts and key policies of individual governments to permit capital to flow freely within the SADC; and to encourage increased inflows of capital from outside the region. The SADC has also established the Regional Indicative Strategic Development Program, which is intended to provide SADC member states with a coherent and comprehensive development agenda on social and economic policies over the next decade, to align the SADC with the NEPAD aims and make the SADC an effective implementation agent for NEPAD and the AU.
The Committee of SADC Stock Exchanges, established in 1997, is pursuing initiatives such as harmonizing listing requirements, facilitating dual listings, introducing depository receipts, promoting cross-border investment, harmonizing procedures for clearing and settling stock exchange transactions, introducing entry-level qualifications for market practitioners, and establishing e-mail and internet links among the stock exchanges.
Since 1995, the SARB has participated in the activities of a separate Committee of Central Bank Governors (the Committee) in the SADC to pursue closer monetary cooperation between regional central banks and to promote financial and economic development. The Committee provides a forum for the exchange of ideas on economic development and financial policies and has contributed significantly to better intra-regional cooperation on issues of central banking.
The SADC Protocol on Trade, intended to lead to the creation of a duty-free area in the SADC over an eight-year period, was implemented in 2000. The implementation is expected to involve greater cooperation between customs authorities in procedures and monitoring of trade in the region. The long term goal is that strong regional economic cooperation will increase the competitiveness of the region by improving production costs, efficiency and technology transfer. The SADC is also working towards creating a free trade area. In August 2008, South Africa was appointed, for a one-year period which ended in September 2009, as the chair of the SADC at the Summit of SADC Heads of State. At the summit, the SADC Free Trade Area (FTA) was launched, which is the first milestone in the regional economic integration agenda. The Summit recognized that free trade in the region will create a larger market, releasing potential for trade, economic development and job creation. The FTA agreement is part of the SADC’s ongoing efforts to create strong relations with Southern African countries through trade.
It is anticipated that free trade will develop an efficient transport and communications network within the sub-continent and coordinating security arrangements and regional crime prevention policing, with specific attention given to money laundering, drug trafficking, illegal migration and extraditing criminals.
Development Finance Institutions (DFIs)
South Africa has 11 national DFIs which are state-owned and report to their respective National Government shareholder departments. DFIs were created to promote social and economic development within South Africa. They do so by providing funds related to a variety of development-associated objectives such as job creation, provision of low cost housing, agricultural development, small and medium enterprise development and industrial and infrastructure development.
DFIs are funded through a mixture of National Government funds, such as grants, guarantees, borrowings and state income. Only two DFIs, the Development Bank of Southern Africa (DBSA) and the IDC, are allowed to invest outside of South Africa’s borders in other African countries. The total asset base of major DFIs (DBSA, IDC, National Housing Finance Corporation (NHFC) and Land Bank) as of March 31, 2010 amounted to R159 billion.
The IDC is the largest DFI in terms of balance sheet size, with assets of R88.1billion (as of March 31, 2010) followed by the DBSA at R45.1 billion, which grew by 10% from R40.4 billion in 2009. The IDC is the only DFI to pay income tax (at corporate rates). The IDC constitutes 56% (R88.1 billion) of the total asset base while DBSA and Land Bank constitute 28% (R45.2 billion) and 11% (R17 billion), respectively. DBSA employs 73% (R33 billion) of its total assets to development loans and 6% (R3 billion) to equity and financial markets investments. The IDC employs 12% (R10.5 billion) of its assets for development loans and 78% (R69 billion) to equity and financial markets investments.
DFIs are governed by, amongst others, the Public Finance Management Act of 1999 (PFMA) and their own individual legislation and regulations. The IDC intends to invest more than R70 billion in the economy over the next five years, of which R6.1 billion will be set aside to assist distressed companies. In 2010, National Government allocated R400 million to be distributed in fiscal 2010/2011 to rejuvenate the clothing and textile sector under the administration of the IDC.
According to the 2010 MTBPS, the National Government has requested DFIs to expand their role in surveying the key priorities of the National Government as stipulated in the Medium Term Strategy Framework — the New Growth Path. To support this process, the National Government is providing additional support to the major DFIs.
The National Treasury has increased the callable capital of DBSA by R15.2 billion, from R 4.8 billion to R20 billion, to step up provision and maintenance of municipal structures, and facilities for social services. The lending capacity of the DBSA currently stands at R140 billion. In addition, the Land Bank will be recapitalized and has a guarantee of R3.5 billion provided by the National Government to be converted into capital over the medium term to allow it to focus on lending to developing farmers and other rural development. The IDC is to inject more than R70 billion into the economy over the next five years to fund industrial and business development and the NHFC has secured international loans totaling 50 million Euros from multilaterals for affordable housing development. The National Urban Reconstruction Housing Agency (NURHA) has been granted permission by the National Government to borrow R300 million for social infrastructure and affordable housing. The National Government has emphasized that DFIs need to operate on a financially stable basis. It is therefore a policy priority that improvements are made to the coordination, oversight and governance of DFIs as well as enhanced monitoring of their financial performance and development impact.
The Minister of Finance recently confirmed that Cabinet has approved the creation of the Development Finance Institution Council. The council falls under the Minister’s leadership and will ensure a better alignment of government and DFI objectives coupled with enhanced coordination, a stronger oversight of planning and resource allocation for DFIs and an ability to better measure the impact of such programs and investments.
Public Health
South Africa has a well established health sector which comprises 8.5% of GDP. Private sector facilities are of world class standard. Public health facilities have over 4,000 clinics and 400 hospitals throughout the nation and will be progressively strengthened as the recently announced NHI program is implemented. The public sector has over 280,000 employees and there are 30,000 registered doctors and over 200,000 nurses. Public health spending topped R100 billion in fiscal 2011 and private health spending is of similar magnitude.
HIV, AIDS and Tuberculosis (TB)
The socio-economic impact of the HIV and AIDS epidemic on South Africa is significant and the National Government has made the curtailment and treatment of this disease a high priority. This is part of the multi-pronged strategy to improve public health services which also includes hospital revitalization (64 hospitals are currently being built or upgraded), increasing the numbers of public health workers and levels of remuneration of such workers, the introduction of new-generation child vaccines as well as improved infectious disease and TB control programs.
A multi-sectoral approach aims to improve prevention programs and mitigate the impact of AIDS-related morbidity and mortality. Accordingly, the National Strategic Plan (NSP) was launched covering the period of 2007 to 2011. The plan consists of 18 high level goals and hundreds of sub-objectives. The broad groups of intervention are:
•	prevention;

•	treatment, care and support;

•	research, monitoring and surveillance; and

•	human rights and access to justice.
The primary goals are to reduce the rate of new HIV infections by 50% by 2011 and to mitigate the impact of AIDS on individuals, families and communities. It provides an appropriate package of treatment, care and support services, which includes counseling and testing services, healthy lifestyle intervention and nutritional support in order to meets these targets.
Spending on HIV and AIDS has grown rapidly to around R20 billion per annum. The 2010-2011 National Budget added an additional R1.5 billion to the Comprehensive HIV and AIDS Grant to screen all pregnant women, step up prevention of mother-to-child transmission and improve drug regimens by implementing dual and triple therapy.
Estimates of the number of people infected with HIV in South Africa vary according to the information supplied by the source in question. Stats SA estimates that the number of new infections as of mid-year 2010 was 410,000 or 0.82% of the population. HIV infection rates are declining due to prevention and an increase in treatment, which is primarily attributed to a recent increase in the number of facilities providing Anti-Retroviral Treatment (ART). The Actuarial Society of South Africa estimates that the change in the number of new infections in 2008 decreased by 1.5% as compared to 2007, which is the tenth consecutive year since 1998 that the number of new infections has decreased.
Stats SA has estimated that by mid-year in 2010, 5.24 million or 10.5% of the population was living with HIV in South Africa. According to the National HIV and Syphilis Antenatal Sero-Prevalence Survey (2009), the Department of Health estimates that there were an estimated 5.63 million adults and children infected with HIV and AIDS in South Africa.
The highest prevalence rates are found in the public sector pre-natal groups. Pre-natal surveys do suggest, however, that national prevalence rates are leveling off. Prevalence rates vary substantially throughout provinces, with KwaZulu-Natal (39.1%) being the highest and Western Cape (15.1%) the lowest, as measured among pre-natal clinic attendees during the sample period 2004-2006. Variations also exist within districts in provinces.
By mid-year 2010, approximately 1.1 million people were on ART in South Africa and this is planned to increase to two million within the next three years. In his National Address on World Aids Day (December 1, 2009), President Zuma announced drastic changes to the National Government policy on the treatment of HIV/AIDs. Effective from April 2010, all HIV positive children under the age of one will receive free ART, regardless of the level of their CD4 count. All pregnant HIV positive women with a CD4 count of 350 or less, or with HIV symptoms (regardless of their CD4 count level) will have access to ARTs. Previously such women were only eligible when their CD4 count levels were less than 200. All TB patients with HIV will receive ART if their CD4 count levels are 350 or less. There is some recent evidence that widespread treatment is beginning to turn around national mortality and life expectancy indicators.
By 2009, 96% of public health facilities offered voluntary counseling and testing services which is a marked improvement from the 64% of facilities offering these services in 2005. The Health Ministry is currently embarking on a large scale HIV counseling and testing program and is attempting to increase condom distribution from 400 million to 1 billion per annum.
The epidemics of TB and HIV are linked, with 50-80% of TB patients being HIV positive in Southern Africa. The high overall prevalence of HIV in South Africa has thus contributed to an increasing incidence of active TB. South Africa has experienced a steady increase in the number of TB infections. There has also been an increase in Multi Drug Resistant TB (MDR TB) and Extreme Multi Drug Resistant TB, although together these variants constitute less than 1% of TB infections.
The Department of Health has implemented the Directly Observed Treatment Short-Course Strategy, promoted by the International Union Against TB and the World Health Organization. Further steps being taken to strengthen the strategy to combat TB include the tracing and treatment of treatment defaulters to improve cure rates, the hospitalization of MDR TB patients and the treatment of such patients with more expensive second line drugs. From 2010 onward, all HIV positive persons with TB are placed on full ART for life.
Provisions have been made for a mass national vaccination campaign to reduce the incidence of measles and to introduce new generation child vaccines to prevent pneumonia and diarrhea. The Department of Health has also introduced a series of interventions to reduce maternal and child morbidity and mortality. Recent progress in preventing mother-to-child HIV transmission (dual and triple prophylaxis) will assist in reducing child mortality. Child nutrition is improving partly due to the availability of social grants (over 12 million South Africans are monthly recipients, mainly children and elderly).
National Health Insurance (NHI)
The NHI is one of the 10 key priorities of the health sector Program of Action. It is to be implemented in phases from 2012 over a 14 year period. The NHI’s objective is to put in place necessary funding and health service delivery mechanisms that will enable the creation of an efficient, equitable and sustainable health care system in South Africa. The NHI aims to strengthen and build quality into the health care system through adherence to standards that will cover, inter alia, infection prevention and control; improvement of patient safety and availability of medicines. The first phase will involve improved primary health care services in rural areas and under-served communities and an expanded program of hospital construction and revitalization.
The 2010 MTBPS confirmed that a joint ministerial committee has been tasked with examining the various fiscal and financial aspects of the NHI proposals. Further, public health funding is likely to increase in the future as a result of South Africa’s increasing disease burden.
In preparation, changes have been made to the equitable share formula in order to allow for a more comprehensive health component. Included are subcomponents for primary health care and hospitals. Legislative amendments will be made to allow for a fairer tax regime for medical aid scheme contributions.
National Government intends to improve family health care as part of an enhanced health care system. An area that is being considered is district based contracts with doctors. Another matter under consideration is the alignment of the procurement of medicines by bulk-buying to enable cheaper prices. Furthermore, private sector management skills could be brought into the public sector to improve service delivery.

THE SOUTH AFRICAN ECONOMY
Overview
General
South Africa has the most developed, and by far the largest, economy in Sub-Saharan Africa. The South African economy accounts for a third of Sub-Saharan Africa’s GDP.
South Africa’s long-term economic expansion rests on sound economic policies, healthy public finances and resilient financial institutions pursued steadily over the past 15 years. The growing economy, robust regulatory environment and developed capital markets provide favorable conditions for continued investment and growth in the period ahead.
Like other small, open economies, South Africa suffered in the aftermath of the global recession. However, the sound banking system, very low fiscal debt levels and prudential regulations on household debt levels insulated the nation from the worst effects of the financial crisis. Growth is expected to strengthen modestly over the next three years, supported by an ambitious infrastructure spending program and a gradual recovery in consumer demand and private investment spending. The success in hosting the 2010 FIFA World Cup is also expected to provide a boost to the country’s international image and the tourism industry.
The economy has a strong manufacturing sector, fast growing financial sector and wholesale and retail trade, catering and accommodation sectors. The structure of the economy varies from “first-world” levels of development to informal sectors typical of developing countries, and from urban shanty towns to subsistence agriculture.
The apartheid era, in which National Government expenditure was channeled to whites in preference to other racial groups, has left a legacy of inequality that is still felt today. Unemployment in South Africa is the highest amongst Africans, the youth, the less educated, woman and individuals from more rural provinces. For example, as of September 2010, unemployment among the economically active white population was 5.1%, whereas the unemployment rate among the economically active black population was 29.8%. Youth unemployment remains a challenge for the country. Currently the unemployment rate for 15-34 year olds is nearly 36%, with young people below the age of 35 accounting for nearly 72% of the unemployed. The composition of requisite skills in the labor market has shifted towards a higher level as a result of a general movement towards services and production employment which require such higher levels.
Progress is being made in restoring imbalances, albeit slowly. In the period from 1995-2009, there was a 46.5% rise in employment of black South Africans between the ages of 15 to 65 years, the largest percentage increase of any racial group. The Labour Force Participation Rate also rose strongly since the mid 1990s, from 48% in 1995 to 57% in 2003 and reached 57.8% in 2008, prior to the start of the financial crisis. This was driven to a large extent by the entry of women, Africans and the youth into the labor market. Furthermore, the drive by government to increase the package of services offered to the poor, including free basic services and the expansion of social grants have contributed to the improvement. Income of the poorest has risen, with per capita income increasing from R783 per month to R1,041 per month in 2008 (expressed in constant 2008 prices). The Gini coefficient, which is a measure of inequality where 0 indicates no inequality and 1 absolute inequality, has remained relatively stable during the 2000s and reached 0.67 in 2008.
There is a small but rapidly growing black middle class. A recent study by the Bureau of Market Research at the University of South Africa estimates South Africa’s emerging black middle class stood at 9.3 million individuals in 2007, a 47.6% increase from 6.3 million in 2001.
The new administration has identified job creation as crucial for redressing the structural inequalities of the South African economy, and all policies are geared to promoting employment and growth. The National Skills Development Strategy, implemented through Sector Education and Training Authorities, promotes learnerships and apprenticeships where training is encouraged through a tax allowance. The Expanded Public Works programme (EPWP) is one of the National Government’s short-to-medium term programs aimed at providing additional work opportunities and training for the unemployed.

Government spending on education and investment are also considered crucial. The National Government is now spending approximately R7.6 billion on education initiatives to improve the skills levels of South African workers and boost their chances of employment, whilst over R811.2 billion has been designated to improve the country’s infrastructure over the next 3 years.
Other measures by the National Government to redress imbalances in the economy include its policy of BBBEE. See “Republic of South Africa — Broad Based Black Economic Empowerment.”
GDP
After having contracted by 1.8% in 2009, real GDP grew by 3.9% seasonally adjusted annualized in the first half of 2010 compared with the second half of 2009, following an average growth of 5% between 2004 and 2007. The recovery has become broad based within the production and expenditure measures of GDP.
The economic recovery accelerated GDP growth to 4.6% quarter-on-quarter annualized in the first quarter of 2010, before slowing to a 3.2% growth in the second quarter of 2010. The 2010 FIFA World Cup provided an important direct boost to GDP growth, excluding government spending, of just over 0.5 percentage points, according to Grant Thornton estimates. The longer term impact of the event (e.g. improved perceptions of South Africa) signals the potential for a significant boost for the tourism sector in the future; 91% of visitors would recommend South Africa as a tourism destination to friends and family.
Positive growth this year has been supported by accommodative fiscal and monetary policies and strengthening global demand. The National Treasury projects GDP growth of 3% in 2010, 3.5% in 2011, and 4.1% in 2012, according to the 2010 MTBPS. Such growth projections exceed the 3.1% growth rate registered in the upward growth cycle from 1986 to 1989 and are in line with the 3.7% rate registered from 1993 to 1996. However, it is lower than the growth rates of 5.2% between 2004 and 2007, 5.3% from 1978 to 1981 and 6.4% from 1983 to 1984.
During the prolonged 1999 to 2007 economic expansion, all sectors, with the exception of mining, grew at a robust pace. Real value added by the secondary and tertiary sectors increased briskly at average annualized rates of 4.5% and 4.7%, respectively, compared to the 0.6% average annualized growth of mining over the same period.
Initially only commerce and manufacturing sectors slowed as global growth weakened in 2008, but by early 2009, the declines in real value added had become broad-based — only the construction and community, social and personal services sectors did not slow down as a result of boosting by National Government spending.
Since the recovery in economic growth, which began in the third quarter of 2009, quarterly growth in the tertiary and secondary sectors has accelerated and averaged 2.5% and 6.9% on an annualized basis up to the second quarter of 2010. Mining production remains volatile and recorded a dramatic downturn in growth in the second quarter of 2010, predominantly due to maintenance work and industrial action.
The following tables set forth nominal and real GDP and expenditures for the periods indicated.
GDP Summary

						As of and for
						the six-month
						period ended
	As of and for the year ended December 31,					June 30,
	2005	2006	2007	2008	2009	2010(1)
Nominal GDP (millions of Rand) at market prices	1,571,082	1,767,422	2,017,102	2,283,823	2,407,689	2,587,329
Real GDP (millions of Rand) at 2005 prices	1,571,082	1,659,121	1,750,139	1,814,521	1,782,262	1,818,969

						As of and for
						the six-month
						period ended
	As of and for the year ended December 31,					June 30,
	2005	2006	2007	2008	2009	2010(1)
Real GDP Growth (percentages)	5.3	5.6	5.5	3.7	(1.8)	3.9
Population (million)	47.2	47.8	48.3	48.9	49.5	50.0
Per Capita GDP (nominal)	33,176	36,844	41,544	46,506	48,510	46,923
Per Capita GDP (real)	33,176	34,586	36,045	36,950	35,909	36,385

Note:—

(1) First half of 2010, seasonally adjusted and annualized.

Source: SARB and Stats SA.
GDP and Expenditures
(at constant 2005 prices)

						As of and for
						the six-
						month period
						ended June
	As of and for the year ended December 31,					30,
	2005	2006	2007	2008	2009	2010(3)
	Rand (million)
Real GDP at 2005 prices	1,571,082	1,659,121	1,750,139	1,814,521	1,782,262	1,818,969
Add: Imports of goods and services	437,559	517,462	564,225	572,354	472,562	372,120
Total supply of goods and services	2,008,641	2,176,583	2,314,364	2,386,875	2,254,824	2,320,728
Less: Exports of goods and services	430,169	462,271	489,611	501,189	403,246	275,048
Total goods and services available for domestic expenditure	1,578,472	1,714,312	1,824,753	1,885,686	1,851,578	1,910,211
Domestic Expenditure
Final consumption expenditure by households	990,773	1,073,270	1,132,520	1,159,598	1,123,320	1,142,511
Final consumption expenditure by general government(1)	305,733	320,802	335,973	352,273	368,778	384,037
Total Final consumption expenditure	1,296,506	1,394,072	1,468,493	1,511,871	1,492,098	1,526,548
Gross fixed capital formation	263,754	295,786	337,681	377,290	386,113	382,196
Change in inventories	18,376	22,859	19,824	(7,652)	(37,632)	(34,758)
Residual item(2)	(164)	1,595	(1,245)	4,177	(10,999)	(18,894)
Total gross domestic expenditure	1,578,472	1,714,312	1,824,753	1,885,686	1,851,578	1,910,211
Real GDP (at 2005 prices)	1,571,082	1,659,121	1,750,139	1,814,521	1,782,262	1,818,969

Notes:— Numbers may not total due to rounding.

(1)	Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of the National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.

(2)	Represents the difference between the calculation of GDP according to the expenditure and production method.

(3)	First half of 2010, seasonally adjusted and annualized.

Source: SARB.

GDP and Expenditures as Percentage of Real GDP
(at constant 2005 prices)

						As of and for
						the six-
						month period
						ended June
	As of and for the year ended December 31,					30,
	2005	2006	2007	2008	2009	2010(3)

Real GDP at 2005 prices	100.0	100.0	100.0	100.0	100.0	100.0
Add: Imports of goods and services	27.9	31.2	32.2	31.5	26.5	29.9
Total supply of goods and services	127.9	131.2	132.2	131.5	126.5	129.9
Less: Exports of goods and services	27.4	27.9	28.0	26.7	22.6	22.1
Total goods and services available for domestic expenditure	100.5	103.3	104.3	103.9	103.9	107.8
Domestic Expenditure
Final consumption expenditure by households	63.1	64.7	64.7	63.9	63.0	67.7
Final consumption expenditure by general government(1)	19.5	19.3	19.2	19.4	20.7	20.5
Total Final consumption expenditure	82.5	84.0	83.9	83.3	83.7	88.2
Gross fixed capital formation	16.8	17.8	19.3	20.8	21.7	24.0
Change in inventories	1.2	1.4	1.1	(0.4)	(2.0)	(0.4)
Residual item(2)	0.0	0.1	(0.1)	(0.2)	(0.6)	0.5
Total gross domestic expenditure	100.5	103.3	104.3	103.9	103.9	107.9

Notes:— Numbers may not total due to rounding.

(1)	Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of public authorities. Public authorities include National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.

(2)	Represents the difference between the calculation of GDP according to the expenditure and production methods.

(3)	First half of 2010, seasonally adjusted and annualized.

Source: SARB.
Gross Value Added by Kind of Industry
(at constant 2000 prices)

	As of and for the year ended December 31,
	2003	2004	2005	2006	2007	2008

Agriculture, forestry and fishing	27,700	28,083	29,614	27,493	28,283	33,592
Mining and quarrying	66,502	67,363	68,818	68,591	68,570	64,145
Manufacturing	166,405	174,197	182,219	191,234	199,785	202,116
Electricity, gas and water	23,151	23,835	24,249	24,926	25,683	25,376
Construction	25,053	27,830	31,268	35,494	41,552	47,322
Wholesale and retail trade, catering and accommodation	136,138	144,111	154,606	165,804	174,479	175,436
Transport, storage and communication	98,864	103,500	109,036	116,232	122,705	127,552
Finance, insurance, real estate & business services	187,062	201,821	212,313	227,598	243,118	255,378
Community, social and personal services	192,091	196,713	203,588	211,569	219,664	228,395
General gov. services	136,018	139,530	143,883	148,399	153,961	160,013
Other	56,073	57,183	59,705	63,170	65,703	68,382

Note:— The SARB rebased the national accounts data in 2009; hence the data is only available up to 2008.

Source: SARB.

GDE
In the first half of 2010, GDE expanded by 7.6%, supported by stronger spending by government and households and a slowdown in the pace at which companies were reducing their inventories.
GDE had an annualized growth rate of 8.55% between 2000 and 2007, which was mostly driven by strong growth in household consumption, resulting from improved access to financial products and the growing black middle class. Between 1999 and 2007, real consumption expenditure grew by 4.6%. While household consumption contracted during the recession in 2009, growth accelerated to an annualized rate of 4.4% in the first half of 2010 due to higher wages, lower inflation and lower interest payments. Households’ wealth has also improved recently due to the recovery of the residential property and equity markets.
The average propensity of households to consume rose from 97.4% during the 1990s to more than 100% in 2006, resulting in the household sector becoming a net dis-saver. Net savings by households now stand at -0.2% of disposable income, while total debt is 78.2% of disposable income, slightly lower than its peak of 82% in the first quarter of 2008. Although households began to increase their savings in response to the economic recession, debt levels remain relatively high. Households have been reducing capital gearing — the ratio of debt to total assets has fallen from a peak of 20.4% in the first quarter of 2009 to 17.7% in the first half of 2010.
Despite a high total debt burden on households, debt-service costs were reduced from an average of 10.4% of disposable income in the second half of 2009 to an average of 8.0% in the first half of 2010, owing to lower interest rates. This is still substantially higher than the average level of 6.4% registered in 2004, and reflects the buildup of debt on household balance sheets. Households have begun to accumulate more debt in 2010, suggesting that debt to disposable income is likely to stabilize at high levels or rise further if growth in disposable income of households remains high.
Over the past decade, real consumption expenditure by general government increased at an average annualized rate of 4.6%. This was slightly more than the average rate of growth in real GDP. Consequently, general government spending as a proportion of GDP has risen from an average of 18.1% in 2000 to 21.7% in the first half of 2010. Relative to gross national disposable income, this ratio rose 18.7% in 2000 to around 21.7% in 2009, reflecting the National Governments’ claim on scarce and productive resources.
Since 2009, growth in the National Government’s real outlays on the compensation of employees has outstripped outlays on non-wage goods and services, which contracted in the first half of 2010.
The stock of gross fixed capital formation grew strongly between 2003 and 2008, boosted by real investment spending in both the public and private sectors. Consequently, the ratio of gross fixed capital formation to GDP increased from an average of 15% between 2000 and 2002 to 22.6% in 2009, before falling moderately to 21.3% in the first half of 2010 due to a decline in private investment during the recession. This expansion represents a significant strengthening in the structural capacity of the South African economy to support sustainable higher economic growth.
Despite the strength in investment, output growth nevertheless outpaced the growth in the capital stock up to the end of 2007. Accordingly, the capital-output ratio of the economy declined by about 8.3% between 2005 and 2007 when compared with the preceding four years. The improvement in capital productivity was discernible in all the major sectors of the economy, with the exception of the mining industry and the supplying electricity sector, gas and water. In 2008, the capital-output ratio started rising and was 6.4% in 2009.
The economic downturn resulted in a sharp slowdown in the pace of annual growth in investment to only 2.3% in 2009 from a high of 14.2% in 2007. While investment by public corporations remained strong, both private and government investment declined in 2009. The rate of growth in private fixed capital formation, which comprises about 70% of total fixed investment, slowed from 14.7% in 2004 to a decline of 6.9% in 2009 in response to the global financial crisis and domestic recession. Private investment levels started to stabilize in the second quarter of 2010, with annualized growth of 0.4% as businesses became more optimistic about the outlook for demand and GDP growth.
Classified by type of asset, the slower growth in real fixed investment spending stemmed from declines in private investment in residential buildings and in machinery and other equipment. The former was primarily in response to oversupply in some areas of the housing market alongside the weakening of the balance sheets of households, the rising trend in liquidations and sequestrations evident (since the middle of 2008) and stringent credit management by banks, while the latter reflected the subdued demand for transport services associated with recessionary conditions.
Real fixed capital formation by the public sector increased by 7.5% in the first half of 2010, a substantially slower pace of expansion than the growth rates of 33.4%. 40.9% and 40.6% in 2007, 2008 and 2009 respectively. Growth has been driven by large-scale expansion of capacity in electricity, transport and road networks. Real gross fixed capital formation by general government, by contrast, contracted by 8.3% in the first half of 2010, mainly as a result of subdued capital expenditure by local authorities.
Aggregate inventory investment fell sharply between the second half of 2008 and the first half of 2009 in response to weaker domestic and global growth. Inventories fell R37.6 billion at constant prices in 2009, reducing total GDP growth that year by 0.6 percentage points. The pace of inventory drawdown moderated to an annualized R8 billion in the first half of 2010. Consequently, the ratio of industrial and commercial inventories to the non-agricultural GDP declined from 17.4% in 2007 to 14.2% in 2009.
Aggregate nominal factor income rose by 14.9% in 2008 and 5.8% in 2009 and 5.8% in the first half of 2010. The slower increase in 2009 was essentially the result of lower growth in the aggregate remuneration of employee compensation and the gross operating surpluses of business enterprises.
The year-on-year rate of increase in total employee compensation receded from 13.7% in 2008 to 8.6% in 2009 and edged up to 8.9% in the first half of 2010. The slowdown pace of compensation growth occurred despite strong nominal wage growth.
The growth in aggregate operating surpluses (net) fell from 14.9% in 2008 to 0.1% in 2009. Aggregate operating surplus (gross) fell from 16.2% in 2008 to 3.1% in 2009. The generally weaker growth in total gross operating surpluses from the middle of 2008 was particularly pronounced in the primary and secondary sectors. Profitability in the mining and manufacturing sectors was negatively affected by the strengthening in the exchange value of the Rand, the mining sector (barring gold) also struggled with declining production levels and the subdued performance of commodity prices. The growth in the operating surpluses of the services sectors also slowed in 2009. Although discernible in all the major sub-sectors, the slowdown was particularly prominent in the commercial and financial services sectors, reflecting the contraction in the volume of retail and vehicle sales. In addition, commercial banks’ profit margins were squeezed during a period of rising bad debts, curtailment of credit extension and progressive declines in real domestic final demand.
2010 FIFA World Cup
National Government figures show that the 2010 FIFA World Cup injected an estimated R93 billion into the local economy. More than half of the cash added into the economy is expected to benefit the National Government, followed by the tourism industry. This is expected to add more than 0.5 percentage point to real GDP growth in 2010 (exclusive of National Government spending). South Africa’s successful hosting of the event should lead to an increase in foreign direct investment, and see more foreign tourists visiting the country.
Principal Sectors of the Economy
The following two tables set forth real gross value added and the percentage increase in gross value added for the periods indicated.

Real Gross Value Added by Sector
(at constant 2005 prices)

	For the year ended December 31,						Contribution
	2005	2006	2007	2008	2009	2010(1)	in 2010
	Rand (million)
Manufacturing	259,101	275,782	289,593	297,491	265,650	177,957	15.6
Finance, insurance, real estate and business services	295,504	324,002	349,488	376,959	381,860	256,044	22.5
General government	208,561	214,947	223,552	233,001	242,902	164,199	14.4
Wholesale and retail trade, catering and accommodation	195,012	206,636	217,607	219,897	213,565	171,299	15.1
Transport, storage and communication	139,472	146,607	155,772	161,904	162,765	128,270	11.3
Mining and quarrying	105,992	105,364	105,335	99,648	92,478	58,472	5.1
Agriculture, forestry and fishing	37,402	35,359	36,610	40,590	39,290	34,988	3.1
Electricity, gas and water	33,010	34,139	35,286	35,646	35,472	24,748	2.2
Construction (contractors)	38,558	42,582	48,665	53,202	57,371	51,802	4.6
Other producers & services (personal services)	88,455	93,073	98,247	101,801	104,521	70,161	6.2
Gross value added at basic prices	1,401,067	1,478,491	1,560,155	1,620,139	1,159,312	1,595,874	100.0
Percentage Growth in Real Gross Value Added by Sector
(at constant 2005 prices)

	For the year ended December 31,
	2005	2006	2007	2008	2009	2010(1)
Manufacturing	6.2	6.5	5.0	2.7	(10.7)	(13.6)
Finance, insurance, real estate and business services	5.7	9.6	7.9	7.9	1.3	1.0
General government	4.3	3.1	4.0	4.2	4.2	3.2
Wholesale and retail trade, catering and accommodation	7.0	6.0	5.3	1.1	(2.9)	(3.5)
Transport, storage and communication	5.3	5.1	6.3	3.9	0.5	1.5
Mining and quarrying	1.0	(0.6)	(0.0)	(5.4)	(7.2)	(8.9)
Agriculture, forestry and fishing	2.8	(5.5)	3.5	10.9	(3.2)	10.0
Electricity, gas and water	5.3	3.4	3.6	1.0	(0.5)	(2.4)
Construction (contractors)	11.9	10.4	14.3	9.3	7.8	12.8
Other producers & services (personal services)	3.8	5.2	5.6	3.6	2.7	3.3
Gross value added at basic prices	5.3	5.5	5.5	3.8	(1.5)	(1.6)

Note:—

(1) The seasonally adjusted first half of 2010 compared to the first half of 2009.

Source: Stats SA.
Finance, Insurance, Real Estate and Business Services
The finance, insurance, real estate and business services sector includes all monetary, financial and insurance institutions and retirement funds, as well as real estate, law, accounting, auditing, data processing and other business services. Also included in this sector are renting and leasing of agricultural, mining, manufacturing, construction, office and other machinery and equipment.
The growth in real value added by the finance, insurance, real estate and business services sector slowed from a rate of 7.9% recorded in 2008 to 1.3% in 2009 and 2.5% (seasonally adjusted and annualized) in the first half of 2010.
According to the Quarterly Employment Statistics (QES) surveys published by Stats SA, which surveys enterprises registered for income tax, the finance, insurance, real estate and business services sector employed 1,796,000 persons in the quarter ended December 2009 and 1,767,000 persons in the second quarter of 2010.

However, the QLFS published by Stats SA, which is compiled from a 30,000-household survey, shows just 1,670,000 persons employed in the sector as of the end of June 2010.
The financial services sector is characterized by a highly concentrated structure, with four banks, ABSA Bank Limited, The Standard Bank of South Africa Limited, FirstRand Bank Limited and Nedbank Limited, and three insurance companies, Sanlam Limited, Old Mutual South Africa Limited and Liberty Life Limited, dominating the financial services and insurance industry. See “Monetary and Financial System — Structure of the Banking Industry.”
South Africa’s financial sector and debt capital markets have been key strengths in the country’s economic development. The banking sector is well regulated and the gradual approach to exchange control liberalization has enabled an orderly diversification of portfolios. To this point, South Africa’s domestic financial sector weathered the global financial crisis relatively well because it had limited exposure to subprime assets and the frenetic round of deleveraging in major economies. Although South Africa did not itself experience a financial crisis, it did not escape the impacts of the resultant global credit squeeze and recession. As a result, the financial sector, similar to other sectors, experienced a difficult operating environment in the latter part of 2008 and for most of 2009. Most indicators however, suggest that a nascent recovery in the sector is taking hold.
Growth in loans and advances in the banking sector contracted sharply at the onset of the global financial crisis. In 2008, gross loans and advances expanded at an average month-on-month rate of 0.9%. In 2009, this had fallen to -0.2%. However, in July 2010, average month-on-month growth had begun to recover, averaging 0.3%.
Through the global financial crisis, impaired advances rose sharply as households and businesses came under increasing financial strain. Banks continued to face high levels of non-performing loans during the first half of 2010. Impaired advances as a percentage of gross loans and advances averaged 5.9% in 2010, compared to 5.4% in 2009 and 3.2% in 2008. However credit losses (the actual loss experienced by a bank) as a percentage of gross loans and advances, having risen during the global financial crisis have fallen to below pre-crisis levels. Credit losses averaged 0.11% of gross loans and advances in 2008, 0.13% in 2009 (peaking at 0.14% in September 2009) and 0.10% in 2010 (to July).
The South African banking sector remained well capitalized through the crisis with “tier one” capital adequacy at 11.2% (well in excess of Basel III’s 7% requirement) in July 2010 and total capital adequacy at 14.3%.
The long term insurance sector continues to struggle from the effects of the global financial crisis. Growth in the number of policies fell from 6% in 2008, to 2% in 2009 to 1% in the first half of 2010. However, net premium growth fell from 10% in 2008, to -3% in 2009 and has recovered to 11%. However, this recovery should not be overstated: given that 2009 saw negative growth, at least part of this turnaround is likely due to low base effects.
In the short term insurance sector, growth in net premiums continues to be relatively slow, while there has been strong growth in profitability. Growth of net premiums in short term insurance fell from 9% in 2008 to 5% in 2009, and has remained at that level for the first half of 2010. Underwriting profits, as a percentage of net written premiums, fell from 6% in 2008, to 4% in 2009. However, the first half of 2010 saw underwriting profits of 7%. This improved profitability has been largely driven by a decrease in claims which, as a percentage of net written premiums, fell from 67% in 2009, to 63% in the half of 2010.
The Financial Sector Charter, in which the financial sector committed itself to addressing historical imbalances, was released in October 2003. For further information regarding this sector and the Financial Sector Charter, see “Republic of South Africa — Broad Based Black Economic Empowerment” and “Monetary and Financial System — Financial Sector Charter.”
Manufacturing
Manufacturing is South Africa’s second largest income-generating sector. This sector provides a wide range of consumer goods, notably foodstuffs, textiles and clothing, footwear, metal, chemicals and paper products. The volume of production of capital goods, such as mining machinery and transport equipment, has increased substantially in recent years.
Manufacturing production contracted markedly during the past year, with the annualized quarterly rate of decline peaking at 26.2% in the fourth quarter. Overall manufacturing production fell 19% from the June 2008 peak to the June 2009 trough. A strong rebound in the second half of 2009, where annualized quarterly growth was 12.4%, was followed by a more modest recovery in the first half of 2010. Strike activity weighed heavily on output in the third quarter, resulting in a 5.8% annualized quarterly decline in manufacturing production, although business confidence surveys seem to indicate a recovery in optimism, particularly in those manufacturing sectors exposed to the domestic consumer, pointing to a recovery in the final quarter of the year. As of September 2010, manufacturing production volumes were 7.2% above their June 2009 lows.
Strong investment during the boom years together with the decline in manufacturing production brought about a substantial reduction in the pressures on the stock of capital and labor resources employed in the sector. As a result, manufacturing capacity utilization fell sharply from an average of 83.4% in the second half of 2009 to 79.4% in the first half of 2010. As of June 30, 2010 the QLFS shows that 1,656,000 persons are employed in the manufacturing sector.
It is an objective of the National Government to encourage the growth of small- and medium-sized manufacturing enterprises. The National Government’s encouragement of the expansion of the manufacturing sector focuses on mid-stream and downstream processing activities in respect of the country’s natural resources. In addition, the policy encourages exports, especially of manufactured products, and aims to improve the country’s international competitiveness by removing anti-export bias and logistical constraints.
The following table sets forth the most recent data available relating to the composition of manufacturing industry growth by sector for the periods indicated.
Composition of Manufacturing Sector Growth for Fiscal 2010(1)

		Percent
		growth	Growth contribution
		(Average	Percentage
	Weights(1)	2009-2010)	points	Percent
Petrochemicals	22.1%	(7.2)	(1.7)	21.16
Basic iron and steel	22.9%	(8.7)	(2.0)	24.83
Food and beverages	15.4%	1.8	0.3	(3.76)
Wood and paper	10.2%	(13.9)	(1.4)	17.53
Motor vehicles and accessories	10.9%	(6.5)	(0.9)	11.74
Furniture	5.2%	(15.7)	(0.9)	11.12
Textiles, clothing, leather and footwear	4.9%	(14.2)	(0.7)	8.29
Glass and non-metallic mineral products	4.8%	(11.4)	(0.6)	6.85
Electrical machinery	2.5%	(4.0)	(0.1)	1.45
Radio and TV	1.1%	(5.8)	(0.1)	0.79

Total(2)	100%	(8.0)	(8.0)	100

Notes: —

(1)	Weights are based on the large sample manufacturing survey of 2005.

(2)	Columns may not add up due to rounding.
Basic Iron and Steel, Non-ferrous Metal Products, Metal Products and Machinery
The metallic products sector comprises a number of sub-sectors involving the working of metal, including structural metal products, engines and turbines, agricultural machinery, electrical industrial machinery and communications equipment. This sector currently represents 22.9% of total manufacturing in South Africa.
While this sector, especially the heavy engineering sub-sector, benefited from the construction boom in South Africa for the five years leading up to the recession, the contraction in local and global demand resulted in negative performance during fiscal 2009. Initially the sector was expected to grow even further as a result of sustained private and public sector investment in infrastructure (mainly the construction of the Gautrain rail, power plants as well as the improvements of facilities for the 2010 FIFA World Cup). However, the global recession resulted in some of these projects being deferred, including the planned midfield development at OR Tambo International Airport. Therefore, growth in the physical volume of production of the basic iron and steel, non-ferrous metal products, metal products and machinery sector contracted by 8.7% during fiscal 2010, the second worst performing sub-sector under manufacturing.
Petroleum Products, Chemicals, Rubber and Plastic
The chemicals industry (including petroleum derivatives, coke, rubber products and plastic products) is the industrial sector with the largest capital investment, amounting to more than one-third of the total fixed capital investment in the manufacturing sector. Sasol Limited, the only South African owned chemical and fuel manufacturing enterprise, has focused partly on the production of oil through the use of low-grade coal resources providing liquid fuel and raw material for a range of byproducts, including fertilizers, waxes, explosives, paints and plastics. The development of a phosphate industry, using low-grade deposits, has made South Africa self-sufficient with regards to this material in recent years. The country is also a substantial exporter of phosphoric acid, phosphate rock and phosphate fertilizer.
Similar to other manufacturing sub-sectors, output in this sector contracted due to declining domestic and foreign demand before recovering strongly since February 2010. Production increased by 3.5% and declined by 7.2% respectively in fiscal 2009 and fiscal 2010, but rose averaged 8.4% in first eight months of 2010.
Food, Beverages and Tobacco
The food sector includes processed foods, dairy products, oils, sugar and animal feeds. The beverages sector includes distilleries, wineries and the carbonated drinks industry. During fiscal 2009, the food sector represented approximately 8.6% of total manufacturing production volume growth, while beverages and tobacco contributed 6.8% to total manufacturing production.
The food and beverages sector continued to contribute positively toward overall manufacturing production in the first half of 2010 with an increase of 3.2% in the first eight months of 2010.
Furniture and Other Manufacturing
This sector includes the manufacture of furniture and fixtures made of metal, plastic or other materials, and the manufacture of minor goods. During 2009, this sector represented approximately 5.2% of total manufacturing production. The 15.7% contraction during fiscal 2010 was due to lower demand. However, output resumed positive growth in calendar 2010, rising for the first eight months of 2010.
Wood and Paper; Publishing and Printing
In 2009, the wood and wood products, paper, publishing and printing sector represented 10.2% of total manufacturing production volume growth. The major sub-sector of this industry is the publishing and printing sector, which contributes 4.3% to total manufacturing production. Output in this sector declined in 2008 and 2009 before recovering and expanding by 3% in the first 8 months of 2010, in comparison to the same period in 2009.
Motor Vehicles, Parts and Accessories and Other Transport Equipment
The sector includes the manufacture of motor vehicles, ships and boats, railway locomotives and rolling stock, and transport equipment parts and accessories. This sector’s contribution to total domestic manufacturing production is just over 10.9%.
Since a substantial portion of South African motor vehicle production is exported, the contraction in global demand has significantly affected output in the sector. The job losses experienced were over 35,000 in 2009. Furthermore, more than six component manufacturers closed business during 2009 and other companies cut their production hours to adjust to falling consumer demand. However since then, output in the motor vehicle and transport sector surged by 25.7% in the first 8 months of 2010, having contracted by 6.5% in 2010 fiscal year.
The new Automotive Production and Development Program (APDP), is an extension of the original Motor Industry Development Program which continues to spur growth and investment in the sector in the near future.

Furthermore, the DTI is currently investigating the possibility of including the domestic assembly of public transport vehicles, including buses and capital equipment into the APDP.
Textiles, Clothing and Leather Goods
This sector comprises the manufacturing of clothing by cutting and sewing fabrics, leather, fur, plastic, rubber and other materials, and textiles production using wool, cotton and synthetic fibers. The sector contributed 4.9% to total manufacturing production volume during fiscal 2010.
Similar to other manufacturing sub-sectors, this sector has also seen declining production volumes since 2008. However unlike other sub-sectors, its contraction persisted throughout 2010. For fiscal 2010, the recorded contraction was 14.2% with a year-to-date decline of 6.4% recorded in August 2010.
While the sector has traditionally been an important source of job creation, competition from China and other low cost locations has resulted in losses in production, particularly in the clothing industry, which explains the continued drop in production in 2010. However, the DTI has stepped in to help increase the competitiveness of the sector. The Production Incentive Programme was launched in March 2010 and subsidizes investment in new machinery and equipment, which may help to turnaround the recent losses seen in production. However, gains will be held back by the high increases in wage rates seen in the last few years.
Electrical Machinery and Apparatus
The manufacturing of electric motors and generators, electricity distribution and control systems, insulated wire and cable, as well as lights and lighting equipment are included in this sector. This is one of the few manufacturing production sub-sectors that contributed positively during fiscal 2009. This sector grew by 10.0% during fiscal 2010 and has expanded by 4.7% during the first eight months of 2010.
Other Manufacturing Industries
This sector includes the manufacture of jewelry, musical instruments, sports equipment, watches, clocks and other goods not classifiable elsewhere. Jewelry manufacture is the largest sub-sector.
Other Producers and Services (Personal Services) and General Government
The personal services sector, including general government services, contributed 21.3% to GDP in calendar 2009 compared with 20.1% in calendar 2008. The nature of the services provided in this sector (for example, medical and educational) requires highly trained personnel. Generally, labor productivity has been at a low level, especially in fields such as public administration and defense, but it has been increasing as the National Government has improved the utilization of its resources in recent years. The real value added by the community, social and personal services sub-sector, increased at an annualized rate of 3.4% in the first half of 2010.
According to the QLFS, as of June 30, 2009, the personal services sector employs 2,659,000 people.
Wholesale and Retail Trade, Catering and Accommodation
This sector comprises wholesale and retail trade and allied services, catering and accommodation services and motor trade and repair services. Activities include the resale of new and used goods and the rendering of repair services.
Growth in the real value added by this sector slowed from 5.3% in calendar 2007 to 1.1% in 2008 and declined 2.9% in 2009. The slower growth in the first half of 2008 was mainly due to slower output growth in the motor and the wholesale and retail trade sub-sectors, reflecting the slowing demand for new motor vehicles and durable and semi-durable consumer goods.
According to QES surveys, wholesale and retail trade, catering and accommodation employed 1,635,000 persons as of June 30, 2010, a 2.2% decrease when compared to the same period for the previous year.

Wholesale and Retail Trade
The wholesale and retail trade sector is the third largest sector in South Africa. In 2009 it contributed 14% to GDP and accounted for 21% of formal sector employment.
Retail was among the sectors hit hardest by the economic downturn. In 2009, the sector contracted by 4.9% and the value of sales, adjusted for inflation, fell to the lowest level since 2005. Rising unemployment, high debt levels and a reduction in consumer confidence and disposable incomes caused consumers to reduce their spending. This could not be fully offset by increased government spending and lower interest rates. The durable goods sub-sector, which includes furniture, appliances and hardware, was hit hardest by the economic downturn as consumers postponed non-essential purchases. To some extent, consumer spending was also inhibited by the promulgation of the National Credit Act of 2006. Following a boom in household credit growth, the Act encourages responsible lending by lenders, by forcing them to consider household indebtedness holistically.
The 2010 FIFA World Cup provided a significant stimulus to the retail sector and sales expanded by 3.2% in the first half of 2010. This strong growth was largely driven by expenditure on tourist infrastructure and spending of overseas visitors. Retailers of textiles, food and beverages and furniture benefited the most from the temporary increase in consumer demand.
In the second half of 2010, positive developments such as improvements in consumer confidence, rising disposable incomes, low interest rates and above inflation wage increases, should help to sustain positive growth in the sector.
The wholesale and retail trade sub-sectors are highly concentrated, with a few large market participants dominating (i.e. four companies comprise more than 95% of the retail food market). Consumer groups and unions have alleged that the companies are abusing this high market concentration, but the Competition Commission has not found evidence of anti-competitive or collusive behavior. Competition is vigorous among the major chain stores operating these outlets and has led to rationalization and reduced costs throughout the distribution chain. The traditional role of wholesalers has been undermined by the emergence of large chain stores and retailers with significant financial power and purchasing strength.
South African wholesalers and retailers have recently expanded their operations by establishing distribution and logistical networks in other African countries, particularly Mozambique, Zambia, Tanzania, Kenya and Egypt.
In September 2010, US-based retailer Wal-Mart made an offer to buy a stake in Massmart Holdings, South Africa’s third largest retailer. If successful, the bid will make Wal-Mart the first major international retailer in South Africa.
Catering and Accommodation Services
Tourism is one of the fastest growing sectors of South Africa’s economy, and constitutes about 7% of employment in South Africa.
Almost 1.1 million foreign tourists visited South Africa in July 2010, a 16.1% increase over the 879,884 foreigners who visited the country in the same period in 2009. The contribution of tourism to South Africa’s GDP is estimated to have increased from R137.6 billion in 2006 to R159.6 billion in 2007. Tourism’s estimated contribution to GDP increased from 4.6% in 1993 to 8.4% in 2007. In 2007, tourism employed 941,000 persons. This was an increase of 4.91% from 2006, making the tourism industry potentially the largest provider of jobs and earner of foreign exchange.
Analysis of the arrival figures for July 2009 to July 2010 showed that growth from South Africa’s traditional tourist markets remained strong, boosted by increases in arrivals from new markets. North America recorded an increase of 10.8% in July 2010. The figures for Europe showed growth of 7.1%, with Germany recording an increase of 34.0%. Arrivals from the Netherlands grew by 11.7% and Asia showed a large increase of 66.9%. Tourism was boosted by the 2010 FIFA World Cup, with the bulk of the tourism destined for the nine host cities.
In the second quarter of 2010, the total income for the accommodation industry increased by 18.2% from a contraction of 0.3% in the previous quarter, representing R2.2 billion.

Transport, Storage and Communications
Turnover in the transport, storage and communications sectors increased by 1.1% between the first and second quarter of 2010 and by 8.1% between the second quarters of 2009 and 2010.
Transport and Storage
South Africa’s modern and extensive transport system plays an important role in the national economy and in the economy of southern Africa.
The transport sector is a major driver of economic growth through investments in international airports, expansion of ports infrastructure, the introduction of integrated public transport networks and large investments in passenger rail including the Gautrain Rapid Rail Link.
As a contributor to employment, the transport, storage and communication sector has shown a slight decrease in the number of people it employed from 364,000 in June 2008, to 353, 000 in June 2009 and reached 360,000 in June 2010, according to the June 2010 QES. As of September 21, 2010, the number of people employed was 358,234.
The road transport industry dominates the freight transport market, mainly due to its flexibility. Approximately 80% of all freight transport, 75% of all commuter transport and 95% of all other passenger travel in South Africa takes place by road. The pipeline network is responsible for the transport of more than 85% of refined fuel and gas products. The income from freight transportation for the three months ended August 2010 increased by 11.5% compared with the three months ended August 2009. The increase was largely attributable to primary mining and quarrying products, basic metals and fabricated metal products and containers according to Statistic SA’s Land Transport Survey of August 2010.
Transnet, South Africa’s state-owned transport utility, controls all South African railway networks and harbors, although certain of the port terminals such as the Richards Bay Coal Terminal are privately owned. Transnet has made significant progress in spinning off non-core assets such as South African Airways (SAA) and passenger transport services to other National Government departments as well as privatizing assets that do not fit into its freight logistics-focused business model. Transnet has planned capital expenditure of R93.4 billion from the beginning of fiscal 2011 to fiscal 2016. This capital expenditure will necessitate capital on both the international and domestic capital market and will require raising substantial amounts of additional funding. Effective from March 31, 2009, Transnet sold Shosholoza Meyl to the Passenger Rail Agency of South Africa (PRASA). As part of the deal, Transnet received an amount of R500 million for operational expenses for fiscal 2009.
Transnet’s multi-modal transportation operations, its 45,564 employees, R113.6 billion fixed assets and R35.6 billion turnover, make the company one of the country’s largest businesses according to Transnet’s 2010 annual report. A number of countries in southern Africa use the South African transport infrastructure to ship their imports and exports.
The national and local railway network consists of approximately 20,824 kilometers of track and is divided into 10 geographical areas under the control of Transnet Freight Rail. In recent years, it has become increasingly economical to use electrical energy for traction, and electric locomotives now haul most rail traffic.
Transportation in South Africa is coordinated by the Department of Transport, which determines policy and sets guidelines for the industry. Intercity passenger land transportation is provided by PRASA, which now, in addition to Metrorail, incorporates Shosholoza Meyl and AUTOPAX, which provide long-distance rail and bus services.
The income from passenger transportation for the three months ending August 2010 increased by 9.9% as compared with the three months ending August 2009, due to income increases in road passenger transport according to Stats SA Land Transport Survey, August 2010.
The South African National Roads Agency Limited (SANRAL) is responsible for planning, designing and constructing national roads. It is also charged with raising the financing required to develop and manage the road network and non-current assets estimated to be worth R181.7 billion in fiscal 2010. The national road system connects all the major centers in the country to each other and to neighboring countries. The South African road network comprises approximately 754,600 kilometers of roads. There is a national highway network of 16,170 kilometers, with plans to extend this to 20,000 kilometers. South Africa has the longest road network of any country in Africa. For the next three years, R119 billion will be used for road infrastructure, maintenance and upgrading.
The National Government intends to raise R25 billion from public and private sources to be invested in national roads, including the Gauteng Freeway Improvement Project, N2 Wildcoast and Winelands Highways and the Two Oceans Highway in Cape Town. Thus far, a R10 billion borrowing limit has been approved for SANRAL through 2025. This will increase further as more projects are approved. All new roads will be funded through the user-pay principle with electronic tolling planned to relieve congestion and enhance traffic flow around major metropolitan areas.
Approximately 2.5 million taxi commuters accounted for over 63% of public transport work trips in 2006. The National Government’s Taxi Recapitalization Programme (TRP) is underpinned by a strong desire to have an integrated public-transport system. The main objectives of the TRP are to have a taxi industry that supports a strong economy, that puts the passenger first and that meets the country’s socio-economic objectives. The TRP is part of the National Government’s broad integrated public-transport network system, which is aimed at forming part of the larger public transport feeder systems. By May 2008, the scrapping of the old and unsafe taxi vehicles and their replacement with new taxi vehicles with better safety features was on track. By September 2010, more than 37,000 old and unroadworthy vehicles had been removed from the roads and R1.700 billion had been paid out to the taxi operators as scrapping allowances.
Bus Rapid Transport (BRT) systems provide an exciting and innovative mechanism for implementing high-quality public transportation networks that operate on exclusive lanes and incorporate current bus and minibus operators. Construction is fairly advanced on the Johannesburg phase one BRT system, which links Soweto, Nasrec, the central business district (CBD), Ellis Park, Sandton and Alexandra; the Nelson Mandela Bay BRT System, which links Motherwell and New Brighton with the CBD and the suburbs, and the Cape Town Project, which provides rapid transport services within the inner city and to the airport as well as to the West Coast. The Department of Transport launched the first phase of the BRT system in Johannesburg on August 31, 2009. BRT operations in Cape Town and the Nelson Mandela Bay will commence in 2011.
Public transport infrastructure improvements funded from the Public Transport Infrastructure and Systems Grant between fiscal 2006 and fiscal 2010 totaled in excess of R7.3 billion. The improvements were applied toward the BRT networks in major metropolitan areas and the improvement of services to existing public transport users. It is estimated that between the years 2011 to 2013 more than R14.4 billion of public transport infrastructure in cities will be funded from the grant.
PRASA embarked on a comprehensive program to improve rail safety and revive rail transport as a viable public transport alternative. Total capital investment increased from R2.4 billion in fiscal 2009 to R3.8 billion in fiscal 2010, reflecting the commitment to stabilize and improve service levels to commuters. In fiscal 2009, 709 coaches were refurbished. In addition, a national signaling program has been initiated with projects planned over the next two to three years.
The National Government has also co-funded the R26 billion Gautrain Rapid Rail Link between Johannesburg and Pretoria. This project has commenced and will link Johannesburg, Tshwane and the Oliver Tambo International Airport through high speed rail services by 2011. On June 8, 2010 the first phase of the Gautrain Project was successfully completed. The first phase operations includes amongst others, an airport train service between Sandton Station and Oliver Tambo International Airport. The Gautrain Project is expected to reduce the severe traffic congestion along the Johannesburg-Tshwane traffic corridor, which has 300,000 vehicles per day, growing at an estimated 7% per year. The estimation indicates that the Gautrain Rapid Rail Link will reduce this amount by 20%.
SAA provides an extensive network of air services to all major centers in South Africa, as well as between Johannesburg and most neighboring countries. SAA is the largest air carrier in Africa, and became the first airline in Africa to join the Star Alliance Group in April 2006. SAA also provides regular service between South Africa and Australia, Europe, the Far East, the Middle East, South America and the United States. Deregulation implemented since 1990 has resulted in the emergence of competition on both domestic and on international routes. Between 1990 and 2009, 108 bilateral air service agreements were concluded of which 43 are active.

The commercial airport infrastructure in South Africa consists primarily of 10 airports which are owned and operated on a commercial basis by the Airports Company of South Africa Limited (ACSA). Previously, the sole shareholder of ACSA, the National Government sold 20% of its equity stake in 1998 to Aeroporti di Roma (ADR) for R819 million. In 2005 the Public Investment Corporation Limited (PIC), a body charged with the administration of the state’s pension fund, purchased ADR’s 20% equity stake for R1.67 billion. In fiscal 2010, ACSA collectively accommodated 32.5 million passengers, a decrease of 2.5% from fiscal year 2009, and 274,714 air traffic movements. A regulating committee has been established to, among other things, monitor service, ensure that the monopolistic position of the ACSA is not misused and protect users against excessive price levels. The new international airport, King Shaka International Airport, in La Mercy, KwaZulu-Natal was completed ahead of the 2010 FIFA World Cup and commenced operations in May 2010.
Approximately 98% of the country’s exports are conveyed by sea. Transnet National Ports Authority (National Ports Authority) is the port authority responsible for the economic functioning of the national ports system. The National Ports Authority was established in 2001 as a result of the restructuring of Transnet’s former subsidiary, Portnet. Portnet’s operations are now carried out by two entities: the National Ports Authority and Transnet Port Terminals. Transnet Port Terminals operates the cargo terminals at the ports.
The National Ports Authority owns and manages the eight ports within South Africa. The newest of them is Port of Ngqura, which became operational in October 2009. The slowdown in the developed market economies, which account for four out of South Africa’s five top export destinations, had a severe negative impact on the operations of the National Port Authority. Statistics from the National Ports Authority show that in 2010, container and automotive volumes handled by the National Port Authority declined by 29% and 22.5%, respectively compared to previous year’s levels.
The privately owned South African Marine Corporation and Unicorn are the country’s largest shipping lines. Their fleets of container, general cargo and bulk cargo vessels provide regular services between South African ports and the major ports of the world.
In terms of the 2010 MTEF estimates the total transport expenditure for fiscal 2011 will be approximately R68.1 billion.
Communications
The communications sub-sector consists of postal services and telecommunications services. The South African Post Office Limited (SAPO) is responsible for postal services, and Telkom SA Limited (Telkom) is the leading provider of telecommunications services.
SAPO delivers to an area of more than 1.2 million square kilometers, with more than 2,400 outlets and 5,500 service points, providing a variety of postal services. SAPO is wholly owned by the National Government, but has its own management structure and board of directors and prepares its own budget.
Telkom, the privatized telecommunications company, is one of the largest companies in South Africa and its subsidiaries and joint ventures (Telkom Group) form one of the largest communications services providers on the African continent, based on operating revenue and assets. As of March 31, 2010, Telkom had 23, 247 full time employees.
Telkom is listed on the JSE. Effective August 27, 2009, Telkom delisted from the New York Stock Exchange. Telkom’s decision to delist from the New York Stock Exchange was informed by its desire to reduce its cost base.
As of March 31, 2010 the major shareholders of Telkom were (i) the National Government with a direct holding of 39.8%, (ii) Black Ginger 33 (Pty) Limited, holding 8.9% of Telkom’s issued shares, (iii) Public Investment Corporation, with a direct holding of 4% and (iv) Telkom Treasury Stock comprising of two shareholders, Rossal No 65 (Pty) Limited and Acajou Investments (Pty) Limited, holding 1.4% and 1.6% of Telkom’s issued shares respectively. The remaining 44.3% of Telkom’s issued shares were in free float. For the financial year ended March 31, 2010, Telkom Group’s operating revenue grew by 0.6% to R37.029 billion. Operating profit from continuing operations decreased by 7.07% to R2.272 billion and cash flows from operating activities fell by 129% to negative R3.317 million. The decrease in cash flows from operating activities in the 2010 financial year is mainly due to the inclusion of Telkom’s 50% share of Vodacom’s cash flow that was proportionately consolidated in the 2009 financial year and higher dividends paid, partially offset by lower finance charges and higher interest received. Included in cash flows from operating activities is R1.353 million capital gains taxation paid on the sale of Vodacom and R1.112 million secondary taxation on companies paid on the special dividends relating to the sale of Vodacom as well as special dividends paid relating to the Vodacom transaction of R11.2 billion.
As of March 31, 2010, Telkom had total assets of R56.819 billion and shareholders’ equity of R30.264 billion. As of March 31, 2009, Telkom had approximately 4.273 million fixed telephone access lines in service.
South Africa’s cellular phone network is currently shared by five licensees: Vodacom (Pty) Limited, MTN Group Limited, Cell-C (Pty) Limited Virgin Mobile South Africa (Pty) Limited and Telkom. Cellular telephony is among the fastest growing sub-sectors of the South African economy. The Telecommunications Amendment Act of 1997 enabled various telecommunication facilities, including interconnection and roaming, and required two telecommunications providers to share and make available facilities and utilities for one another. Mobile number portability allows customers to switch networks without changing numbers.
Vodacom was initially established as Telkom’s mobile communications joint venture with Vodafone. Vodacom is the largest mobile communications network operator in South Africa, having an estimated market share of approximately 53.67% based on the number of customers as a percentage of the total population Vodacom’s 39.9 million customers according to its annual report ended March 31, 2010, of which 26.3 million were in South Africa. Vodacom has investments in mobile communications network operators in Lesotho, Tanzania, the Democratic Republic of the Congo and Mozambique. Vodacom’s group revenue totals R58.5 billion, of which the main contributors to revenue being Mobile Voice, adding R31.3 billion and Mobile Interconnect contributing R8.7 billion
In March 2009, Telkom’s shareholders approved the sale of 15% of Telkom’s stake in Vodacom to the UK’s Vodafone Group, which was subsequently sold at a price of R22.5 billion, and the unbundling of Telkom’s remaining 35% to shareholders. The deal frees Telkom from the geographic limitations previously imposed by the shareholder’s agreement with Vodafone and ensured the listing of Vodacom on the JSE.
In 1997, the National Government sold a 30% share of Telkom to Thintana Communications LLC, a holding company owned by SBC Communications and Malaysia Telecom. In 1999, the National Government reserved the sale of a 10% equity share of Telkom to BBBEE groups, the National Empowerment Fund and Telkom employees and in March 2003, an initial public offering of Telkom shares was completed. By November 2004, Thintana had sold approximately half of its holdings to the market and the rest to the PIC, in anticipation of the PIC facilitating a BBBEE transaction. By May 2005, a portion of this shareholding had been on-sold to a BBBEE consortium called the Elephant Consortium. As of March 31, 2010 the PIC owned 4% of Telkom’s issued shares directly but Black Ginger 33 (Pty) Limited, a wholly owned subsidiary of the PIC, owned a further 8.9% of Telkom’s issued shares. The Elephant Consortium owned 7.2% of Telkom’s issued shares through a special purpose vehicle. The consortium has since sold its stake in the open market; and the National Government owned 39.8% of Telkom’s issued shares. Rossal No 65 (Pty) Limited and Acajou Investments (Pty) Limited owned 1.43% and 1.56% of Telkom’s issued shares respectively. These companies hold Telkom’s treasury stock. Telkom has 44.3% of its issued shares in free float. Telkom declared an ordinary dividend of 125 cents per share and a special dividend of 175 cents per share, for the financial year ended March, 31 2010.
The Telecommunications Amendment Act of 2004 was introduced to amend the Telecommunications Act of 1996 and to make provision for the introduction of a second operator providing telecommunications network services in South Africa, thereby breaking the monopoly held by Telkom. The Electronic Communications Act was signed into law in July 2006, and aims to promote convergence in the broadcasting and telecommunications sectors, as well as regulating the granting of new licenses.
Telkom provides international direct dial telephone service to approximately 230 international destinations. Direct circuit relationships have been established with approximately 70 administrations worldwide. Automatic services to all international destinations are available to subscribers. Telkom currently connects via satellite, undersea cable and terrestrial circuits to other countries. A satellite earth station for operation in the Intelsat global system has been established at Hartebeeshoek, near Pretoria.

September 2006 marked the entrance of the long-awaited second national fixed line operator, Neotel. The company currently competes with the incumbent Telkom on most of the services that Telkom provides.
Neotel’s shareholders comprise Eskom Enterprises (Pty) Limited (15%), Transtel (15%), BBBEE shareholder Nexus Connection (Pty) Limited (19%) and strategic equity partners Strategic Equity Partner Company, constituted by Tata Group of India, and two private consortia: CommuniTel Telecommunications (Pty) Limited and Two Consortium (51%).
Mining and Quarrying
South Africa’s mineral wealth is found in diverse geological formations, some of which are unique and very extensive by world standards. In terms of mining production, the most important of these formations is the Witwatersrand Basin in Gauteng, which yields approximately 93% of South Africa’s gold output as well as much of its uranium, silver, pyrite and osmiridium. The Transvaal Supergroup, also in Gauteng Province, contains large deposits of manganese and iron ore and the Bushveld Complex of the Gauteng, Mpumalanga and North West provinces holds a large percentage of the world’s reserves of a number of important minerals, including platinum-group metals, chromium, vanadium, nickel, copper, fluorspar and andalusite.
South Africa’s reserves of platinum, chromite and gold constitute an important global mineral source. South Africa holds approximately 72.4% of the world’s chrome ore reserves and 87.7% of the world’s platinum-group metals reserves. The deposits of manganese ore in the Northern Cape are the largest proven reserve bases in the world, totaling approximately 4 billion tons. South Africa has large coal deposits in the Witbank Basin, the Vaal Basin and the Waterberg Coalfields. South Africa also has substantial reserves of other important industrial metals and minerals, including alumino-silicates, antimony, fluorspar, lead, nickel, phosphates, titanium, uranium, vanadium, vermiculite, zinc and zirconium.
As a result of its large reserve base, South Africa is a large-scale mineral producer and to a large degree self-sufficient with respect to the supply of minerals. However, some minerals and mineral products need to be imported. The country is the leading world supplier, and contributes in excess of 30% of the world’s total, of chrome ore, manganese, ferrochrome, platinum-group metals, titanium, vanadium, vermiculite and zirconium.
South Africa is currently the world’s sixth largest producer of natural diamonds, measured in carats, after Russia, the Democratic Republic of Congo, Botswana, Australia and Canada. A high percentage of the country’s production is of gem and near-gem quality. The following table sets forth South Africa’s diamond production for the periods indicated.

Diamond Production

Year	Total
(carats)
2002	10,906
2003	12,648
2004	14,295
2005	15,776
2006	15,154
2007	15,250
2008	12,900
2009	6,119

Source:— DMR (formerly the DME).
South Africa’s mineral industry is export-oriented. The South African mining industry is a leading exporter of vanadium, PGMs, gold, ferrochromium, chrome ore and manganese ore. Other important export commodities include ferro-manganese, fluorspar, coal and titanium minerals. Mineral export sales accounted for approximately 31.7% of total export revenues in 2009. The most important export destination for South Africa’s primary minerals remained Europe with 73.0%, while Pacific Rim countries exceeded all other destinations and accounted for 50.5% of the selected processed minerals.
In 2009 approximately 53 different minerals were produced from 1,548 mines and quarries, of which 53 produced gold, 45 produced platinum-group metals (PGMs), 108 produced coal and 395 produced diamonds.
South Africa’s total primary mineral sales increased by 34.1% to R300.3 billion in calendar year 2008, but decreased by 19.6% to a total of R241.3 billion in calendar year 2009.
The real value added by the mining sector in 2009, R212.5 billion ($25.28 billion) or 8.8% of gross value added, an increase of R2.4 billion over the previous year. South Africa’s gold production totaled 198 tons in 2009, a 7% decline when compared to the 213 tons produced in 2008; the PGMs (which include platinum, palladium, rhodium, ruthenium and osmium) also saw production decrease from 276 tons in 2008 to 271 in 2009.
In 2009, once the commodity super cycle had turned, real output in the mining sector fell further. The mining sector struggled with rising input costs, occasional flooding, industrial action and skills shortages, all of which were exacerbated by the demand for skilled labor arising from other capital projects, including those geared towards the 2010 FIFA World Cup. In addition, certain gold mines were subject to sporadic shutdowns due to safety audits. The diamond industry was particularly severely affected by the global economic recession, with mining companies reducing production severely and even closing mines in late-2008 and early-2009. De Beers, the primary producer of rough diamonds in South Africa, cut production by 60%.The one bright spot was the coal mining industry, which advanced partly due to increased demand from Eskom’s power stations to replenish severely depleted coal stockpiles. The coal mining industry is also less electricity intensive compared to other sub-sectors in the mining industry.
International commodity prices increased in the first half of 2010 and the real value added of the mining sector has increased by 2.3%, mainly due to strong production in all sub-sectors except PGMs, coal and gold. On an annual basis, mining output declined by 2.6% between the second quarter of 2009 and 2010, predominantly due to falling production in platinum, gold, coal and diamond mining.
As of June 2010, the mining sector directly employed 305,000 workers, a decrease of 28,000 employees from the first quarter of 2009.
In response to the difficulties faced by the mining sector, the DME in collaboration with the Department of Labour and business, established the Mining Industry Growth, Development and Employment Task Team (MIDGETT) in 2008, which is a strategy aimed at managing the decline in output in mining and its impact on workers.

MIDGETT’s mandate was to recommend short, medium and long term interventions aimed at mitigating against job losses, monitoring and assessing the impact of the global financial crisis on job loss in the mining sector and preparing the sector for economic recovery. MIDGETT has already yielded positive results, including successfully limiting the levels for cumulative job loss to below the 25,000 mark, contrary to early forecasts of more than 100,000. MIDGETT has also been successful in influencing deferment of the Mineral and Petroleum Royalty Bill, which culminated into recently implemented, the Mineral and Petroleum Royalty Act. This Act imposes a charge on holders of mineral rights for the extraction and transfer of South African mineral resources. Following concerns that the mining regulatory framework was inhibiting investment, the Minister of Mineral Resources announced measures to reduce regulatory uncertainty in the mining industry and root out corruption in the awarding of mining licenses. Since September 1, 2010 in an effort to improve transparency in the licensing process, the DMR now places information on the status of exploration and mining licenses on its website. In addition, issuance of prospecting rights, which was previously done at regional offices is only issued from the head office. This aims to reduce graft and inconsistent application of the law. Senior management has also been deployed to regional offices to strengthen leadership and oversight.
As of September 1, 2010, the DMR has imposed a moratorium on the receiving of prospecting applications, to allow for a comprehensive audit of licenses granted since the promulgation of the MRPDA. All other licensing activities will continue as normal.
Finally, the DMR has identified areas in the legislation that require clarification including the order of processing applications, the interpretation of regulations on transfer of rights, regulations covering associated minerals and regulations to prevent the fragmentation of rights. It is currently working on proposals that it will table to Cabinet for consideration.
There are a number of structural inhibitors to the mining sector in South Africa. In gold, for example, output has been declining steadily since 1994, mainly due to falling grades and the challenges of aging infrastructure in deep mines, a unique phenomenon for South African mines.
The following table sets forth mineral production for the periods indicated.
Mineral Production

	Index of	Index of	Total Value of	Total Value of
	Production Volume	Production Volume	Mineral Sales	Mineral Sales
Year	Including Gold(1)	Excluding Gold(1)	Including Gold(2)	Excluding Gold(2)
2003	95.2	89.4	117,526.9	84,473.7
2004	98.8	95.8	125,057.8	95,728.1
2005	100.0	100.0	142,817.9	118,216.7
2006	98.7	100.1	193,589.5	157,148.9
2007	97.8	100.3	224,337.7	185,401.1
2008	92.9	96.5	300,714.5	254,772.3
2009	86.2	90.1	241,341.2	192,645.6

Notes:—

(1)	Base: 2005 = 100.

(2)	Rand millions.

Source: Stats SA.
Agriculture, Forestry and Fishing
Agriculture
The agricultural sector accounts directly for about 3% of South Africa’s GDP. In 2008, agricultural exports totaled approximately R45 billion and in 2009, exports amounted to about R47 billion. As of June 30, 2010, total employment in the agricultural sector was 618,000. In the 2007 Commercial Agricultural Census, it was estimated that there were about 39,982 commercial farmers in operation. Recent estimates suggest that there are now about 37,000 commercial farmers in South Africa. Nearly three million people have access to rural land and many derive some income from subsistence farming.

There are a number of farming regions that vary according to climate, natural vegetation, type of soil and type of farming practiced. Agricultural activities range from intensive crop production and mixed farming in winter rainfall and high summer rainfall areas, to cattle farming in the bushveld and sheep farming in the more arid regions.
By world standards, South Africa’s arable resources are poor. Approximately 12% of the country can be used for crop production and high-potential arable land comprises only 22% of total arable land. About 12.9 million hectares (31.9 million acres) of land is currently under agricultural cultivation. Rainfall is unreliable and the country as a whole is subject to severe periodic droughts.
Production under irrigation takes place on approximately 1.3 million hectares (3.2 million acres), and approximately 9.9 million hectares (24.5 million acres) are used for dry land crop production. Planted pastures extend over an area of approximately 2 million hectares (4.9 million acres). Nearly 80% of agricultural land is suitable for livestock farming, which contributes almost half of total agricultural output.
Historically, the agricultural sector has been characterized by a dualistic structure, with modern large-scale commercial farms existing side-by-side with small-scale subsistence farmers. The adoption and application of modern technology in commercial agriculture and improved farm management has more than doubled agricultural production since 1960. South Africa is self-sufficient in virtually all major agricultural products and has always been a net exporter of agricultural products. However, largely due to erratic weather conditions, growth in agricultural production over the last decade has tended to be lower than population growth over the same period. During the 2009 fiscal year, gross income from all agricultural products amounted to R123,063 million, 25.3% higher than the income recorded in the previous fiscal year. In the first quarter of 2010, nominal gross income from agricultural products was R25,732 million. On average, prices received by farmers for their products increased by 8.6% in the 2009 fiscal year.
Real value added in the agricultural sector grew by 2.3% annualized rate in the first half of 2010 compared with an increase of 3.2% in 2009. Farmers have experienced a general moderation in the growth of their gross income from livestock, field crops and horticultural production as they were adversely affected by the deterioration in the terms of trade in the agricultural sector. Prices for most important agricultural outputs have fallen by more than crucial inputs such as fertilizer and oil. Net farm income has also been impacted negatively by high debt levels amongst farmers. Although interest rates have declined, farmers are struggling to make payments given the depressed prices received for their goods. This is particularly the case for maize farmers. Last year’s bumper crop was followed by another strong harvest this year, resulting in record levels of local surpluses, which have been depressing local prices. Currently, maize and other staple foods may not be used for bio-fuel production, but given the surplus National Government is likely to re-examine the ban on bio-fuel maize.
The National Government’s strategic plan for agriculture consists of three core strategies: maintaining and increasing commercial production in a sustainable manner, building international competitiveness and addressing the historical legacies that resulted in unequal access and representation.
As a consequence, agricultural development is included in the National Government’s land reform program. (See “Republic of South Africa — Land Reform.”). For instance, the LRAD program facilitates land acquisition for agricultural purposes, and to help HDIs engaged in agriculture make better use of already-acquired land. The LRAD program awards grants ranging from R20,000 to R100,000.
The Department of Agriculture, Forestry and Fishery’s Agricultural Trade and Business Development Program aims to encourage equitable participation, promote BBBEE and enhance competitiveness and participation in agri-businesses. A specialized Business Development Unit in the ministry works closely with industries and commodity groups to develop inclusive, enhanced and harmonized commodity strategies and joint action plans.
In March 2008, the AGRIBEE Sector Charter was published in the official gazette. The AGRIBEE Sector Charter aims to enhance the participation of HDIs in agricultural opportunities, deracialize land and enterprise ownership and unlock the full entrepreneurial potential in the sector. In accordance with the framework under the AGRIBEE Sector Charter, various initiatives are envisaged in the next few years for empowerment strategies to advance the designated groups of women, youth, people with disabilities and labor.

South African agriculture has a strong research and training emphasis. In fiscal 2009, training and capacity-building support provided by the Department of Agriculture, Forestry and Fisheries (formerly the Department of Agriculture) to black entrepreneurs through the Grootfontein Agricultural Development Institute included 78 FET courses benefiting 1,332 people, 64 information days benefiting 1,997 people, as well as providing technical advice to 308 people. Enrollment at the Grootfontein Agricultural Development Institute included 611 black South African students graduated in 2010 (approximately 70% of graduates).
Other agricultural programs include the following:
•	the Land and Agrarian Reform Programme, which was created to better exploit synergies between land redistribution, agricultural production and agri-business development and align comprehensive support packages. Service and information centers for assistance with business planning and financing have been established close to farming and rural beneficiaries through the program. The Comprehensive Agricultural Support Programme (CASP) provides post-settlement support to targeted land reform beneficiaries and emerging black farmers who have acquired land through private means. CASP mainly provides on and off-farm infrastructure for farmers;

•	the Land Care Programme addresses problems associated with the degradation of natural resources by facilitating sustainable rural agricultural projects. The Micro-agricultural Financial Scheme of South Africa (MAFISA) is a micro-credit scheme that provides access to finance for farmers, especially land reform beneficiaries. The Land Bank is the custodian of MAFISA funds, but not the disburser of such funds;

•	the Pro-Active Land Acquisition Strategy (PLAS) accelerates land delivery in support of the land reform program;

•	in an effort to provide new farmers with necessary farming and managerial skills and to assist them in developing commercially viable farms to ensure long-term self-sufficiency. The Department of Agriculture, Forestry and Fishery also has mentorship programs and provides extension services (e.g. training on production methods, marketing) and risk and disaster relief services. In fiscal 2010, 2,566 farmers were trained in commodity-based mentorship programs;

•	the Department of Agriculture, Forestry and Fishery is currently rolling out a SMME Excellence Model that provides small-scale farmers with business skills and connections to markets, financial institutions and support systems; and

•	in fiscal 2010 the Department of Agriculture, Forestry and Fishery planned to train 2,000 land reform beneficiaries as well as conduct and publish research documents to assist the emerging sector with vital production information.
The Land Bank is a statutory body under the Minister of Finance with a mandate to develop the agricultural sector by providing low interest loans to HDIs and first-time buyers of agricultural land. Its mission is to develop and provide products for clients; leverage private sector investment and develop partnerships with intermediaries for lending; develop techniques for financing high-risk agriculture and new business areas; align the Land Bank’s products with agricultural-related programs; and link up with government structures and activities.
The Land Bank is also the sole shareholder of the Land Bank Insurance Company (LBIC), a company that provides mortgage insurance cover to the Land Bank’s clients and administers funds transferred from the Department of Agriculture and Land Affairs to the Micro-Agricultural Financial Institution of South Africa.
The Land Bank, assisted 113,902 “resource-poor” individuals through micro loans amounting to R771 million between 2001 and 2004. In addition, R578 million was spent on agricultural development projects benefiting 7,161 individuals. In September 2007, the Minister of Finance announced that R700 million in cash and R1.5 billion by National Government guarantee, was injected into the Land Bank.
The Land Bank experienced a financial breakdown over the past few years and in fiscal 2007 it posted its third consecutive loss, which was R100 million. In July 2008, the administration and management of the Land Bank was handed to the Minister of Finance, who approved the new Turn Around Strategy of the Land Bank. The turn around has been supported with a National Government guarantee of R3.5 billion which will be converted to a capital injection over the MTEF. The guarantee will reduce with any capital injection.

The Land Bank funds the following agricultural programs: LRAD, the Agricultural Sector Plan and National Government’s Integrated Sustainable Rural Development Strategy.
Forestry
There are approximately 530,000 hectares of indigenous or natural forests in the country which occur mainly along the southern and eastern escarpment, the coastal belt and in sheltered kloofs or ravines. There has been an increase in use of natural forests as sources of medicine, building material, fuelwood and food. It is estimated that around 80% of South Africa’s population still use medicinal plants, most of which are sourced from natural forests.
The forestry sector is an important contributor to GDP and employment. It employs about 170,000 people (107,000 in forestry operations and a further 63,000 in downstream processing plants) and contributes almost R16 billion annually to the South African economy.
South Africa now has a detailed inventory of all its natural forests, which are not commercially utilized extensively for forest products, but which are very important in supporting communities in subsistence needs and which also provided unique eco-tourism opportunities. These forests represent 24 broad forest types. The natural forests protected areas system, which was completed for all forests in 2004, will guide the setting aside and re-demarcation of natural forests into protected areas. South Africa also has extensive woodland (deciduous fire climax wooded areas as opposed to evergreen natural forests) areas throughout about 27 million hectares of the country, much of which is managed for game farming or conservation.
The Department of Agriculture, Fisheries and Forestry (formerly the Department of Agriculture) plans to transfer the management and control of all state natural (indigenous) forests to other competent management agencies, primarily to provincial government departments or national and provincial conservation agencies. This includes the official handover to South African National Parks (SANParks) of about 97,000 hectares of state forest land in the southern Cape and Tsitsikamma areas. SANParks, as a conservation agency, will manage natural forests in terms of the provisions of the National Forests Act of 1998.
The Forestry BBBEE Charter, which was launched at the Forestry Indaba in April 2005, was gazetted in June 2009. The vision of the Charter is that of an inclusive and equitable forestry sector, in which black women and men fully participate and that is characterized by sustainable use of resources, sustainable growth, international competitiveness and profitability for all its participants and a forestry sector that contributes meaningfully to poverty eradication, job creation, rural development and economic value-adding activities in the country. Under the Charter, the National Government aims to process about 15,000 hectares per year for the next 10 years to get a net increase in forestry of about 10,000 hectares per year.
Fishing
South Africa is Africa’s largest fishing nation. Fishing occurs off a coastline of over 3,200 km on the Indian and Atlantic Oceans. South Africa’s shores are particularly rich in biodiversity, with some 10,000 species of marine plants and animals having been recorded.
South Africa’s industrial fisheries are widely regarded as being among the best managed in the world. South Africa’s commercial fishing industry, which includes fish, mollusks, seaweed and shellfish, is valued at more than R2.4 billion annually and directly employs about 28,000 people while another 60,000 find employment in fish processing, transporting of fish products and boat building. Recreational fishing attracts some 600,000 enthusiasts, employs over 131,000 people and generates more than R1.3 billion in revenue each year. Marine life that is not harvested, such as whales, dolphins and seabirds, is increasingly recognized as a valuable resource for nature-based tourism.
The South African fishing industry, which was once concentrated in the hands of a few, largely white-owned companies, has under gone intensive transformation over the past 10 years. It is estimated that at least 60% of commercial fishing rights have been allocated to HDIs or majority HDI-owned companies. Transformation has taken place in a very short space of time, without compromising the principle of sustainable utilization that is fundamental to the management of fisheries.

The Integrated Coastal Management Act of 2008 replaced the Seashore Act of 1935 and the Dumping at Sea Control Act of 1980, and introduces, for the first time, a comprehensive national system for planning and managing South Africa’s valuable coastal areas. The Integrated Coastal Management Act declares the seashore, coastal waters (including estuaries) and South Africa’s territorial seas to be coastal public property. It therefore also requires the state to act as the trustee of coastal public property.
Exports in the fishing industry have shown consistently strong growth over the past few years and it is estimated that approximately 35% of the annual fish catch is exported, mainly to Europe, the Far East and North America.
The primary objective of the National Government’s fisheries policy, as outlined in the Marine Living Resources Act of 1998, is the improvement of impoverished coastal communities through increased access to, and sustainable development of, marine resources.
Electricity, Gas and Water
Real value added by the sector supplying electricity, gas and water declined at an annual rate of 1.2% in 2008, compared with an increase of 3.0% registered in 2007. This decline in output was mainly the result of the curtailment of electricity supply and periodic load-shedding, following the capacity constraints experienced by Eskom since the beginning of 2008, amplified by weakening demand towards the end of the year. Following a decrease of 7.9% in the first quarter of 2009, the electricity, gas and water industry contracted at an annualized rate of 1.4% during the second quarter of 2009 compared with the first quarter of 2009, broadly in line with the progressive deterioration in real economic output and the subsequent slowdown in domestic demand. In addition, real output in the sub-sector responsible for water supply was negatively affected by the abundant rain and relatively cooler weather conditions experienced in the first half of 2009. The unadjusted real value added by the electricity, gas and water industry for the first half of 2009 decreased by 3.2% compared with the first half of 2008.
According to the QES, the number of persons employed in this sector was 57,000 as of June 30, 2010
Electricity
South Africa generates two-thirds of Africa’s electricity. Almost 90% of South Africa’s electricity is generated in coal-fired power stations. Koeberg, a large nuclear station near Cape Town, provides about 5% of capacity. A further 5% is provided by hydro-electric and pumped storage schemes.
Generation of electricity in South Africa is currently dominated by Eskom, the national wholly state-owned utility, which also owns and operates the national electricity grid. Eskom was converted into a public company on July 1, 2002. It is financed by net financial market liabilities and assets as well as reserves. In global terms, Eskom is among the top 11 in generating capacity, among the top seven in terms of sales, and has one of the world’s biggest dry-cooled power stations, the Matimba Power Station. Eskom currently supplies about 95% of South Africa’s electricity. Eskom’s total operating cost base for fiscal 2010 is R61.2 billion, consisting of primary energy (R29.9 billion) and operating costs (R31.3 billion).
Eskom and the electricity departments of local authorities are subject to regulation by The National Energy Regulator of South Africa (NERSA), which is also mandated, under the National Energy Regulator Act of 2004, to regulate the piped-gas and petroleum pipeline sectors. From the beginning of the Electrification Program in 1991 up until the end of March 2009, 75% of all households in South Africa have been electrified. According to the General Household Survey 2009, the highest percentage of electrified households is found in the Western Cape (90%) as opposed to the lowest percentage found in the Eastern Cape (69.8%).
The electricity industry in South Africa is currently undergoing a transformation in the areas of electricity supply, distribution and regulation in response to domestic supply constraints caused by substantial under-capacity and high growth in demand for electricity. The National Government has prioritized electricity alongside transport infrastructure as one of its key targets. It aims to encourage more efficient usage of electricity through price reform and to support the development of generation and transmission capacity.

A draft of the DOE’s Integrated Resources Plan, a long term electricity capacity plan which defines South Africa’s need for new generation and transmission capacity, has been released to the public for comments, with a deadline of December 10, 2010. The plan is likely to be promulgated in 2011.
The core short term strategy to manage South Africa’s power needs come in the form of two new coal fired stations, Medupi and Kusile, which are being built by Eskom. They are expected to come on stream in 2012 and 2015 respectively and add almost ten gigawatts to the country’s total power supply.
In order to finance the capital expansion required to meet the country’s energy needs, Eskom has been granted tariff increases of 27.5% in 2008, 31.3% in 2009 and 24.8% in 2010. In February 2010, NERSA approved nominal power tariff increases of 25.8% and 25.9% for 2011/12 and 2012/13 respectively. Gradually increasing the price paid is also likely to help manage demand for electricity. Eskom is also in the process of renegotiating its contracts with key aluminum smelting firms, which have been amongst South Africa’s heaviest electricity users as the contracts currently link the price paid for electricity to the price of aluminum and the foreign exchange rate instead of the cost of supplying electricity.
In addition to price increases, To date, Eskom has been granted a total of R350 billion guarantees by the National Government, R176 billion and R174 billion granted in October 2009 and 2010, respectively. An additional R60 billion financing facility has also been provided over the fiscal 2009 to fiscal 2011 period. To further encourage production, independent power producers will be supported. In August 2010, Eskom contracted five independent power producers to increase electricity supply. Eskom is expected to sign agreements for 1,425 MW of conventional and renewable energy from independent power producers between now and 2013, as well as a further 1,000 to 1,500 MW of cogenerated capacity over the same period.
In keeping with South Africa’s commitment to reduce its carbon footprint, the DOE is also planning on encouraging alternative sources of power generation for the long term such as: nuclear, solar, gas and wind. Eskom continues to promote a nuclear program, which could involve building up to 20,000 MW of atomic-energy capacity by 2025 and consideration is also being given to a new solar park in Upington. The Integrated Resource Plan is expected to provide guidance on the relative weights placed on alternative energy strategies in the future.
Oil and Gas
Coal, oil and natural gas are primary sources of energy in South Africa and account for over 80% of commercial energy. However, due to limited oil reserves South Africa imports crude oil mainly from the Middle East to meet its requirements. South Africa then refines the crude oil into refined liquid fuels (higher value added products) such as petrol, diesel, kerosene and illuminating paraffin. South Africa has four crude oil refineries producing a total of 513,000 barrels per day (bpd), three (Calref, Sapref and Enref) of which are situated at the coast and one (Natref) in the inland region. Each refinery can service its neighboring regions due to product exchange agreements the oil companies have. As such, Natref supplies mainly the inland region including Gauteng, the industrial hub of South Africa. Natref’s capacity is not enough to service the inland market and pipelines have been built to allow other refineries to access this market as well.
The Petroleum Agency of South Africa, which is responsible for the promotion of gas and oil exploration, has been successful in encouraging international companies to evaluate the country’s oil and gas opportunities. To date, 11 international companies have been granted exploration licenses. Some liquid fuels producers such as Sasol, in partnership with Statoil and Chesaspeake Energy Corporation, have applied for on-shore petroleum exploration rights in the Karoo basin to search for shale gas deposits. iGas, which is a state owned entity will be used for the development of gas infrastructure.
Natural gas, which is used mainly as an input at the Mosselbay refinery, has seen substantial consumption increases since the 1970s. Currently, annual gas consumption in South Africa averages approximately 2.4 billion cubic meters per annum, 20 billion cubic meters of which are used in the GTL facility. However, there are other sources of natural gas potentially available to South Africa from neighboring countries (mainly Mozambique), with combined reserves estimated at 135,310 billion cubic meters. Thus, in 2007, the Republic of Mozambique Pipeline Investment Company (Pty) Limited was awarded a conditional license by NERSA to operate a 334 km gas transmission pipeline from Mozambique to South Africa. The pipeline is expected to supply South Africa with at least 120 MGJ per year of natural gas for the next 25 years.
South Africa consumed about 25 billion liters of liquid fuels in 2008. The current refinery capacity is not enough to meet demand and as such South Africa imports about 5 to 10% of its refined fuel requirements. This situation is exacerbated by growing demand estimates at 2.3%, which is equivalent to a 200 bpd refinery by 2027. However, PetroSA has plans to build a 360,000 bpd refinery in the Eastern Cape in 2017, which is known as Project Mthombo. This refinery will process heavy crude oil by using the latest environmentally friendly technology. It is estimated that the refinery will create up to 25,000 jobs, of which 20,000 will be during the construction phase in the first three years, and 5,000 permanent jobs thereafter. The refinery is configured to produce mainly diesel (approximately 80%) at the highest clean fuels standards (Euro V). If built, the refinery will satisfy the requirements for liquid fuels of the South African market for many years to come. In addition, the refinery will also be able to export surplus products to the rest of southern Africa and beyond. It is estimated that this will save the country about R18 billion on its balance of payments per annum and provide increased security of supply for South Africa’s future fuel requirements.
South African liquid fuels market prices are partially regulated by the DOE, specifically the Minister. Currently, the diesel retail price is completely unregulated, the petrol retail price remains fixed, and most wholesale prices are subject to a maximum price (as opposed to being fixed). The DOE sets the Basic Fuel Price (BFP) that producers may charge to wholesalers, which is based on an import parity pricing formula. However, the administration of the pricing regulation is done on behalf of DOE by the Central Energy Fund.
Water
South Africa’s inland water resources include 22 major rivers, 165 large dams, more than 4,000 medium and small dams on public and private land, and hundreds of small rivers. South Africa has a range of projects for surface and underground water extraction and storage. The Department of Water Affairs (DWA) is the government department with the mandate to regulate the water sector nationally, develop national policy, standards and guidelines, and provide targeted support and information management. In 2010, the DWA was restructured to focus its attention on its core functions of policy formulation, water resource management, infrastructure development, capacity building intergovernmental and intra-sectoral coordination and water regulation. As a result of the restructuring, the forestry function was moved to the Department of Agriculture, Forestry and Fisheries, while the sanitation function was moved to the Department of Human Settlements.
As part of its efforts to ensure sustainable and equitable water resource management, the DWA published the Water for Growth and Development Framework and consulted broadly with various stakeholders. This policy provides the overarching framework that guides the main actions and decisions by key role players in the sector to ensure that as a resource, water contributes to economic growth and social development.
The Constitution provides that everyone has the right to have access to sufficient food and water and it enjoins the state to make reasonable legislative and other measures within its available resources to achieve the progressive realization of this right. Substantial progress has been made by the water sector in providing universal access to water and sanitation services in South Africa. South Africa has met the Millennium Development Goals of halving the population without access to water and sanitation. Access to basic water services has increased from 59% in April 1994 to 96% at the end of March 2009. Similarly, access to basic sanitation services increased from 49% to 75% in fiscal 2009. The percentage of households with access to piped water increased from 84.5% in 2001 to 88.6% in 2007. Although backlogs in water and sanitation services were supposed to have been eradicated by 2008 and 2010 respectively, a 2008 Cabinet decision aligned the provision of universal access to water and sanitation with the provision of housing and other basic services. The new target of ensuring universal access to basic services and housing is 2014. Water to people in informal houses will be provided through an integrated program driven by the Department of Housing to be completed by 2015.
While substantial progress has been made in redressing the backlog in the provision of water and sanitation services, greater focus is now being placed on regulating the quality of water. The DWA has introduced and implemented a program called the Drinking Water Assessment, which is aimed at assessing the quality of water within various municipalities and which is in line with international best practice. As of December 2009, blue drop status certificates had been awarded to 23 water supply systems managed by water services authorities. This award of excellence indicates that these institutions comply with the South African national drinking water standards, as well as with all other legal requirements and best practice requirements. Similarly, over the same period, 32 waste water treatment works had achieved a similar status by complying with all regulatory and best practices requirements.
Infrastructure expenditure on mega projects owned by the DWA is expected to increase from R1.7 billion in fiscal 2010 to R2.1 billion in fiscal 2013. Most of this expenditure will be allocated to the second phase of the Olifants River Water Resource Development Project, which includes, the building of the De Hoop Dam to store water in the Steelpoort River and the construction of a bulk raw water distribution system to distribute water for domestic and mining use in the greater Sekhukhune district. The DWA is implementing a dam safety rehabilitation program to ensure the continued structural and operational safety of dams. Between 2005 and 2009, R890 million was spent on rehabilitating dams throughout the country. Over the MTEF period, additional expenditure of R962.7 million will be allocated to the dam safety rehabilitation project. Infrastructure transfers by the DWA to provinces and municipalities for mega projects include R21.3 million in fiscal 2010 which was used for feasibility studies for the Sedibeng bulk regional sewerage scheme and the Matoks and Magalies Water to Waterberg projects.
Infrastructure investment is crucial to address an estimated refurbishment backlog of R10 billion. A review of the raw water pricing strategy is currently underway to realign prices where necessary to reflect the long-term infrastructure needs. Cost reflective tariffs are necessary to moderate water demand, ensure the long-term sustainability of water related infrastructure as well as the natural environment but the tariff caps and exemptions in the current pricing strategy impede a cost reflective tariff and the efficient allocation of water. The DWA has also committed to establishing an independent economic regulator in the water sector by 2014.
In fiscal 2009, the DWA spent R1.2 billion on establishing new water-resource infrastructure and R415 million on the rehabilitation of existing infrastructure. In addition, “off-budget” water-resources infrastructure projects to the value of R9.04 billion were implemented. The substantial restructuring of which is expected to be completed by 2018, includes:
•	establishing catchment managements agencies to perform water-resource management functions; and

•	transferring water-service delivery and operations to Water Service Authorities (WSAs).
As WSAs are now providing water services, the DWA’s role is to:
•	act as custodian of the country’s water resources;

•	provide water-services policy and guidelines;

•	provide ongoing support to the water sector; and

•	act as a water-sector regulator.
The National Government’s goal is to ensure that all people in South Africa have access to potable-quality water, basic sanitation facilities and electricity by 2014, aligning this goal with the goal of eradicating informal settlements. These projects will contribute to broad water infrastructure development and also will have strategic importance as they support the water needs of mining and other industries, agricultural irrigation and households.
Construction
Growth in real value added by contractors in the construction industry slowed from 9.3% in 2008 to 7.8% in 2009 and 2.3% in the first half of 2010. Although contractors benefited from the work generated by the capital expansion programs of general government and public corporations, the decline in residential building activity impacted adversely on the value of added by the sector. In addition, construction company activities were also hampered by the reduced availability of debt finance for new and existing construction projects.
According to QES surveys, the construction industry employed 413,000 persons as of June 30, 2010, 6.3% lower than as of June 30, 2009. However, the gradual upturn in the economy is expected to boost building projects by the private sector in months ahead. In addition, the planned public infrastructure spending of R811 billion will gain momentum over the next three years, and together with the improvement in sentiment exhibited by the civil construction index, should contribute significantly towards construction sector growth.
Building Construction
Building construction primarily comprises the activities of general contractors engaged in the building, alteration, repair or demolition of buildings. Subcontractors appointed to perform work such as painting, plumbing, electrical installation, bricklaying and other related work are also included in this sector. Enterprises operating in this sector vary from large building contractors to many smaller contractors and subcontractors. Major inputs to this sector are non-metallic mineral products, electrical machinery and basic iron and steel. Although its contribution to GDP is relatively low, this sector is labor-intensive and utilizes mainly semi-skilled or unskilled labor.
The National Government has implemented a housing subsidy policy, tender procedures and contract procurement policies that are directed toward facilitating the growth of the emerging construction sector.
The Housing Accord in 1994 that established procedures designed to ensure the delivery of 350,000 low-cost houses per year, with a goal of delivering 1 million houses by 1999. Due to budgetary and fiscal concerns and capacity constraints at various governmental levels, this target was not met, but between 1994 and March 2010 approximately 2.4 million houses were built. As of March 2010, the Government estimates a further 2.1 million homes need to be built to overcome the housing shortage, which it plans to address through the housing program. In addition, the National Government has set aside R1.2 billion from fiscal 2011 to fiscal 2014 to provide on-site water and sanitation infrastructure as part of the rural housing program.
Civil Engineering
Civil engineering includes contractors primarily engaged in construction work of a civil engineering nature, including airports, dams, electricity networks, harbors, pipelines, railway lines and roads. The demand for labor consists mainly of production workers and artisans (unskilled and semi-skilled workers). The civil engineering sector provides most of its own raw materials, but also uses non-metallic mineral products, iron and steel.
This sector’s share of production is very sensitive to cyclical economic activity, mainly because almost three-quarters of the domestic demand for the sector’s output is for domestic fixed investment. However, investment in civil works remained robust despite the slowdown in economic growth, supported by public spending on infrastructure development. The most important projects included Eskom’s build program, the expansion of ports and railways by Transnet, the Gauteng Freeway Improvement Project, the Gautrain, and the completion of stadia for the 2010 FIFA World Cup. Public investment, budgeted at R811 billion over the next three years will continue to cushion the impact of falling residential demand and lower private investment in the construction industry.
The civil construction industry is characterized by high degree of economic concentration. As such, the government implemented the Construction Charter which took effect June 6, 2009, aiming to involve HDIs and smaller business in construction activities.
Informal Sector of the Economy
Informal enterprises encompass a very wide range of activities in South Africa, including the production of marketable products, the distribution of merchandise and the provision of services. Informal enterprise is an important haven for self-employment in rural areas, as well as for the newly urbanized and for the formally unemployed. In addition, informal enterprises mobilize capital at a grass-roots level for the provision of dwellings and community-based services. The businesses in this sector typically operate at a low level of organization and on a small scale, with little or no division between labor and capital. Where more than one individual is involved, labor relations are based mostly on casual employment, kinship or personal and social relations, rather than on contractual arrangements with formal guarantees. Formal sector economic activity, by contrast, is conducted within the formal structures created by the legal system of the country.

The informal sector’s annual contribution to GDP, though difficult to estimate with any certainty, has been estimated at approximately 8% to 10% in recent years. This sector employs approximately 2.1 million people (excluding agriculture and domestic service) and, as of June 30, 2010, accounted for 16.7% of total employment.
Employment and Trade Unions
Employment
South Africa needs to promote large scale job creation, increased investment, greater trade, higher savings and a more competitive economy to achieve its developmental aims. This requires addressing constraints to growth, including infrastructure bottlenecks, skills deficiencies, state inefficiency and regulatory burdens that act as a disincentive to small business activity. Partnerships between National Government, business and labor are needed to:
•	rapidly reduce youth unemployment;

•	contain price and wage increases to support competitiveness and higher exports;

•	make more effective use of DFIs to fund domestic and regional infrastructure development;

•	promote sustainable use of energy and natural resources;

•	support land reform and bolster agricultural productivity to increase food production and rural development; and

•	remove constraints to mining and industrial investment, including capacity limitations in energy, transport and telecommunications.
South Africa’s present economic growth trajectory cannot meet the country’s employment needs. Faster growth is required over an extended period of time to significantly increase labor absorption, reduce high unemployment and achieve a more equitable distribution of income. Modeling work by the National Treasury shows that if South Africa were to sustain 7% growth for 10 years, national income would double and the economy would generate about 5.5 million jobs, leading to a dramatic reduction in poverty and inequality.
For South Africa to grow at 7% per year, jobs, investment and productivity all need to grow more quickly. Prudent and sustainable macroeconomic and fiscal policies that keep inflation low, reduce real interest rates, moderate government debt levels, support financial stability and maintain a competitive real exchange rate must form the foundation of a higher growth path. Such policies promote investment and job creation and help to reduce the severity of boom/bust economic cycles.
The Group of Twenty (G-20) mutual assessment process underscores the need for prudent economic management. This process has identified “growth-friendly” fiscal consolidation for countries with high or rapidly rising deficits and debt levels as a precondition for a balanced and sustainable international recovery. While governments are mindful of the risks of reducing spending too quickly, which could jeopardize growth, there is a general commitment to halve fiscal deficits by 2013.
The desire to raise growth potential among G-20 members has focused attention on microeconomic reforms and complementary measures needed to support higher productivity. These include better-quality education, stepped-up skills development, increased retirement savings, reforms to product and labor markets to promote efficiency and boost employment, greater competition, increased openness to international trade and infrastructure investment.
While social grants provide an important safety net for about a quarter of the population, South Africa’s long- term prosperity depends on increasing employment. The private sector accounts for 75% of all economic activity and a slightly higher share of employment, and will remain the primary driver for job creation. The public sector plays a complementary role in this process. Alongside a range of initiatives to increase training and skills development, specific government interventions to raise employment include the following:
•	the expanded public works program supports job creation by increasing the labor intensity of public-sector projects and services. The current phase of this program aims to create 4.5 million short-term jobs lasting 100 days on average over the 2010-2014 period. A new performance-based incentive grant encourages municipalities and provinces to carry out their work using more labor. The cost-effective community works program provides useful services such as home-based care, food gardens, environmental services and maintenance of community assets; and

•	a youth jobs initiative is proposed to provide work experience, on-the job and vocational training in the public sector. This forms part of a broader strategy to address high levels of youth unemployment, including consideration of a hiring subsidy to help first-time job seekers to gain experience in the formal labor market.
Total employment per sector (June 2010)

			Change since
	Total employed	As a percentage	December 2008	Percent change since
	(thousands)	of total	(thousands)	December 2008
Agriculture	618	4.9	(146)	19.0
Community and personal services	2,659	20.9	(2)	(0.1)
Construction	1,006	7.9	(185)	(15.5)
Finance, insurance and real estate	1,670	13.1	34	2.1
Manufacturing	1,656	13.0	(288)	(14.8)
Mining and quarrying	305	2.4	(16)	(5.0)
Private households	1,155	9.1	(143)	(11.0)
Retail and wholesale trade	2,839	22.3	(325)	(10.3)
Transport and communication	734	5.8	(40)	(5.2)
Utilities	93	0.7	7	8.1
Total	12,735	100.0	(1,104)	(8.0)

Source: 2010 MTBPS.
Cooperation between business, labor and government, including through bargaining councils, is needed to ensure that workers’ rights are adequately protected and that the wage-setting process does not undermine employment and new job creation.
Employment statistics collected within South Africa vary depending on the sources from which the relevant information is derived (as evident from the employment statistics contained in “— Principal Sectors of the Economy” above). Possible reasons for variations include differing sample sizes, sample frames, survey scopes, survey periods, collection methods and classifications.
The QES provides statistics on non-agricultural formal employment by sector on a quarterly basis. The QES survey replaces the Survey of Employment and Earnings (SEE), which was discontinued in June 2005. The SEE covered both employing and non-employing value-added-tax (VAT)-registered businesses with an annual turnover of R300,000 or more. The QES survey covers employing enterprises registered for income tax. This results in better coverage of small businesses that were not necessarily registered for VAT. At the end of September 2010, the QES showed that an estimated 8,127,000 persons were employed in the formal non-agricultural sector of the South African economy. The QLFS samples households and estimates all employment, including agriculture and informal activities. Labor market information in the Quarterly Bulletin of the SARB is based on the SEE and QES.
According to the September 2010 QLFS, the total number of employed South Africans is approximately 12.9 million, a decrease of 1.2% from September 2009. The largest source of employment by industry in the combined formal and informal sectors was the trade industry (22.7%) followed by the community and personal services industry (20.6%). Other significant employers were manufacturing (13.2%), financial intermediation (12.5%), private households or domestic work (8.6%) and construction (8.3%).

Employment creation remains a critical policy challenge for the National Government. Unemployment, as measured by the Labour Force Survey, increased from less than 17.6% in 1995 to 27.1% in 2003, and declined to 22.9% in 2008. The impact of the recession on the South African labor market has been severe and remains weak, despite the pickup in economic activity and signs that employment levels are stabilizing after a period of steep job losses. Total employment declined by more than a million jobs representing 8% between the fourth quarter of 2008 and the second quarter of 2010, with losses concentrated in the trade, manufacturing and construction sectors. The unemployment rate has increased by 3.4% to 25.3%. The rate of labor force participation has fallen sharply because many people have stopped looking for work.
The following table sets forth the change in non-agricultural, formal employment and the percentage of registered unemployed persons for the periods indicated.

	For the year ended December 31,
	2005	2006	2007	2008	2009	2010
Employment (% change on prior year) (1)
Public Sector(1)	2.8	2.8	3.7	4.5	3.1	1.2	(2)
Private Sector(1)	0.6	3.0	2.4	1.0	(4.6)	(1.9	)(2)
Total	1.1	2.9	2.7	1.8	(3.0)	(1.2	)(2)
Official Unemployment (3) (%)	23.8	22.6	22.3	22.9	24.0	25.3	(3)

Notes:—

(1)	Employment in the non-agricultural sectors.

(2)	First quarter of 2010.

(3)	QLFS as of June 2010.

Source: SARB and Stats SA.
As of September 2010, the highest provincial unemployment rate was 28.4%, which occurred in the Mpumalanga Province, while the lowest provincial unemployment rate was 19.7%, which occurred in KwaZulu-Natal. As of September, 2010, about 8% of the economically active population had tertiary qualifications.
Significant legislation has been adopted since 1994 designed to improve labor relations, the quality of employment, skills development and employment equality. The Skills Development Levies Act of 1999 created a levy administered by the commissioner for the SARS. The Skills Development Levies Act requires employers to pay a levy equal to 1% of the employer’s payroll. The funds collected are earmarked to strengthen industrial training and to create learning opportunities for the unemployed. It is intended that 80% of the levies will go to fund the sectoral education and training authorities (SETAs) and 20% will go to fund the National Skills Fund (NSF) to fund special training needs. Employers get some of the money back from SETAs as a refund if they train their workers. Exemptions to this law are granted if the employer is a public service employer, a religious or charitable institution, or a national or provincial public entity or an employer whose total pay to all its workers is less than R250,000 per year.
A delivery agreement was concluded by various National Government departments including the Departments of Basic Education, Labour, Home Affairs and Public Service and Administration. Currently there is no institutional mechanism that provides credible information and analyses in regards to the supply and demand for skills. The delivery agreement, in consultation with key partners, will develop a standardized framework for information provision and utilization across the supply and demand domains. Thereafter a system wide mechanism will be established so that effective skills planning across the country can be undertaken.
South African labor legislation promotes equity in employment and prohibits discrimination in the workplace on the grounds of race, gender, sex, pregnancy, marital status, family responsibility, ethnic or social origin, color, sexual orientation, age, disability, religion, HIV status, conscience, belief, political opinion, culture, language or birth. To realize these objectives, legislation requires all employers to take steps to end unfair discriminatory practices and policies. In addition, legislation mandates designated employers to prepare and implement employment equity plans and to report to the Department of Labour on their progress in ending unfair discriminatory practices and in promoting equity. Employers that intend to contract with the National Government must also ensure compliance with their employment equity obligations. In addition, employers are prohibited from conducting unjustifiable medical and psychometric testing on employees, and employees are protected from recrimination for exercising their rights. Post-1994, regulations were drafted to govern labor market activity and these include:
•	the Basic Conditions of Employment Act, which applies to all workers and regulates leave, working hours, employment contracts, deductions, payslips and termination;

•	the Employment Equity Act, which protects workers and job seekers against unfair discrimination and provides a framework for the implementation of affirmative action;

•	the Labour Relations Act, which applies to all workers and employees and aims to promote economic development, social justice, labor peace and democracy in the workplace. It affords workers protection in line with international standards;

•	the Skills Development and Skills Development Levies Act, which aims to develop the skills in the South African labor force as well as outlines how employers should contribute to the NSF;

•	the Unemployment Insurance and Unemployment Insurance Contribution Act outlines the security available to workers when they become unemployed as well as how to contribute to the UIF Contribution Fund; and

•	the Compensation for Occupational Injuries and Diseases Act, which regulates safety and health matters in the workplace.
Minimum wages have been set through two channels; Sectoral Determinations set by the Department of Labour and Bargaining Councils in various industries:
•	the Minister of Labour sets basic conditions of employment, including minimum wages, in certain sectors or areas which are not covered by collective bargaining agreements. Sectoral determinations currently exist in the following sectors: forestry; agriculture; contract cleaning; children in performing arts; taxi operators; civil engineering; learnerships; private security; domestic workers; and trade and hospitality. This process is undertaken in consultation with the Employment Conditions Commission which advices the Minster on matters relating to minimum wages and sectoral determinations. The IMF suggests that sectoral determinations cover 50% of formal sector employees.

•	Bargaining councils are forums where wages are set through a consultation process between representatives from employer organizations and trade unions within a particular sector. These agreements are set in collective agreements which are facilitated through bargaining councils. Bargaining councils are dominant in a number of sectors, and represent a relatively centralized system of wage setting. Bargaining council agreements for formal sector workers were estimated at 15% in 1995, however this coverage increased dramatically to 32% in 2005, driven by the introduction of the public sector bargaining council. The IMF estimated bargaining council coverage of 26% in 2005. Provision has also been made for the extension of bargaining council agreements to non-parties for example SMMEs by the Minster of Labour, however exemption can be granted. Most councils have set criteria in order to evaluate the requests for exemptions.
Education
Education is one of the National Government’s priority areas. This prioritization is reflected in the total government expenditure on education — at 18.2% of total National Government expenditure in fiscal 2010, South Africa’s total expenditure on education falls within the 15% to 20% threshold as set by the Education for All initiative in 2008.
The former Department of Education was split into two separate departments in 2009 — the Department of Basic Education and the DHET. This has allowed government to have dedicated structures supporting education in schools (basic education) and intermediate and high level skills development at post-school level, which includes Further Education and Training (FET) Colleges; higher education institutions and the skills development agencies (Sector Education and Training Authorities and the NSF) previously with the Department of Labour.

Numerous strategies have been adopted to address the impact of poverty on educational opportunities. This includes the introduction of the “no-fee schools” policy, which by the start of the 2010 school year ensured that the poorest 60% of learners did not have to pay school fees. Additional resources are provided to these “no fee schools” to ensure that they are able to provide the necessary learner and teacher materials.
Another key program is the National School Nutrition Program (NSNP), which provided daily meals to 6.2 million learners in the 2009 fiscal year. The NSNP is funded by means of a conditional grant, with a total budget of R3.7 billion for fiscal 2010, with the aim of enhancing the learning capacity of poor students by providing them with a nutritious meal every school day. The number of learners benefitting from the program is expected to increase to 10.8 million by fiscal 2012.
At the start of the 2010 academic year, the South African education system had 12.3 million students, 418,000 educators and 25,850 schools, of which 1,399 were independent schools and 413 were special needs schools. With universal enrolment and gender parity virtually achieved (total primary and secondary education: Gross Enrolment Ratio: 92 for girls and 90 for boys), access to education is less of a problem in South Africa and the focus has moved to improving the quality of education.
This shift in focus is reflected in the “improvement in the quality of basic education” outcome in the Outcomes Plan. A good foundation in literacy and numeracy is fundamental to success at the higher levels. New interventions in this regard include the provision of learner workbooks and teacher lesson plans for literacy and numeracy for grades R to 6 at the start of the 2011 academic as well as the conducting of a set of national assessments in literacy and numeracy for grades 3 and 6 in 2010. The expansion of Early Childhood Development programs and grade R continues to be a key objective over the medium term.
In June 2010 the Ministry of Basic Education issued a draft document for public comment and participation (the Action Plan to 2014: Towards the Realization of Schooling 2025). The document outlines 27 goals for education, which include:
•	increasing the number of Grade 12 learners who become eligible for a bachelors program at a university;

•	increasing the number of Grade 12 learners who pass mathematics and physical science; and

•	ensuring that all children remain effectively enrolled in school up to the year in which they turn 15 years of age.
A safe and secure learning environment is a critical element to improving the quality of learning and teaching. Additional funding of R3.7 billion over the 2011 MTEF period is added to the R29 billion already allocated for school infrastructure to improve learning conditions.
There is also recognition that performance in mathematics and science, the gateway subjects to science, engineering and technology, needs to be substantially improved. In 2004, the National Government introduced the Dinaledi Schools, which channels additional resources to 500 disadvantaged schools to increase the quality of education and student performance with regards to mathematics and science. Dinaledi Schools are provided with additional learner and teacher support materials as well as teacher development and support. In 2009, 50.1% of Dinaledi students studying mathematics achieved high level scores and 30% of students studying science achieved high level scores. A dedicated funding stream for Dinaledi Schools in the form of a conditional grant is introduced in fiscal 2011 with an initial allocation of R70 million, increasing to R106 million in fiscal 2013, to further strengthen this program.
A second education-related outcome in the Outcomes Plan is to “develop a skilled and capable workforce to support an inclusive growth path”. FET Colleges are recognized as primary sites for skills development and R1.9 billion was spent on recapitalizing a consolidated FET College sector between fiscal 2006 and fiscal 2008. As the primary site for skills development, there is recognition of the need to increase enrolment and throughput at FET Colleges to achieve the skilled workforce that South Africa requires for the planned inclusive growth path. The 2010 MTBPS indicates that additional funds have been recommended for the expansion of this sector as well as the state bursary scheme that enables poor learners to access these key programs. Quality is also a concern at these colleges and the DHET has committed to implement measures that aim to address the poor performance of learners in the new National Curriculum (Vocational) programs. The SETAs and NSF, as the key skills development agencies, intend to spend R10.4 billion in fiscal 2010 and R32.3 billion over the 2011 MTEF on a range of skills development programs.
Access to higher education has steadily increased with enrolment up from 578,134 in 2000 to 815,000 in 2009 (unaudited figures). One of the key outputs identified under this priority outcome is to specifically increase the number of science, engineering and technology graduates because of the contribution that these graduates can make to the economic growth that the country seeks. Additional grant funding is provided to those universities that are able to increase enrolment and graduation numbers in these key areas.
Trade Unions and Labor Disputes
Although the number of registered trade unions initially increased from 248 in the mid-1990’s to about 500 in calendar 2004, it has declined over the last few years. As of June, 2010 the number of registered trade unions was 198, having decreased by 7 when compared to the 205 registered trade unions in calendar 2009.
Most trade unions in South Africa are organized in federations, of which there were approximately 17 as of the time of the most recently available information. The largest federation is the Congress of South African Trade Unions (COSATU), which has 21 affiliates and approximately 2 million members. COSATU includes the National Union of Mineworkers, the National Union of Metalworkers of South Africa, the South African Clothing and Textile Workers Union, the Food and Allied Workers Union and the National Education, Health and Allied Workers Union. Other significant federations include the Federation of Unions of South Africa and the National Council of Trade Unions. Federations are not required by law to register, so it is difficult to accurately estimate the total number of federations or the total membership of all of South Africa’s trade unions.
The Labour Relations Act of 1995 (Labour Relations Act) prohibits the registration of trade unions that discriminate against sections of the population. All trade union constitutions containing discriminatory clauses have therefore been amended. In addition, the Labour Relations Act fundamentally overhauls previously existing dispute resolution procedures, mechanisms and institutions. While the Labour Relations Act permits the use of privately negotiated dispute resolution procedures, it also encourages centralized dispute resolution through the establishment of a Commission for Conciliation, Mediation and Arbitration (CCMA) and through the creation of a Labour Court, comprised of both trial and appellate divisions and, together with the High Court of South Africa and Supreme Court of Appeals, has jurisdiction over all matters referred to it under the Labour Relations Act. The CCMA is responsible for attempting to resolve industrial disputes through conciliation and mediation. If these attempts fail, the CCMA may determine the dispute by arbitration or the parties may refer the dispute to the Labour Court unless it falls into the categories that must be resolved finally by arbitration and may not be referred to the Labour Court. From November 1996 until January 2007, the CCMA processed approximately 1,069,400 labor disputes.
Amendments to the Labour Relations Act adopted in 1998 enhanced the institutional functioning of the CCMA by ameliorating the case flow, phasing out the industrial court (the forerunner of the Labour Court) and improving the efficiency of bargaining councils.
Additional labor legislation, also adopted in 1998, established new levels for minimum conditions of employment in respect of working hours, leave and the employment of minors. Legislation also provides mechanisms to set minimum wages and to provide flexibility in employment circumstances in order to meet the variable needs of individuals and employers. Further amendments to the Labour Relations Act were enacted in August 2002 and provide for, among other things, improved collective bargaining practices, amendments to trade union registration procedures, changes in workday and overtime allocations and due process in the event of dismissals.
The following table sets forth the number of man-days lost as a result of strikes and work stoppages for the periods indicated.

Man-Days Lost to Strikes and Work Stoppages(1)

Number of
Man-Days
Year	Lost
2004	1,100,000
2005	2,300,000
2006	2,900,000
2007	12,900,000
2008	991,000
2009	2,900,000
2010	14,300,000

Note:—

(1) Up to the end of September 2010.

Source: The Wage Settlement Survey Quarterly Report, Andrew Levy Employment Publications.
Industrial action in calendar 2010 significantly exceeded levels from 2009. The number of man-days lost due to strikes and work stoppages increased from 2,900,000 days in 2009 to 14,300,000 in the first nine months of 2010. The major strike trigger was wages, accounting for 99.6% of working days lost and 77% of the number of strikes. The strike witnessed at the end of the third quarter was the largest strike in South African labor history, exceeding the previous high experienced in 2007.
The Labour Relations Act promotes collective bargaining through, among other things, protecting organizational rights for unions and the right to strike. The right to strike is contingent on the exhaustion of dispute procedures and on the condition that the industry does not provide essential services. The Labour Relations Act also establishes a framework for the formation of bargaining councils to determine matters within the public sector and each industrial sector, the criteria for which are to be established by the National Economic Development and Labour Council. When employers and employees cannot agree on the formation of a bargaining council, a statutory council may be formed. In addition, the Labour Relations Act sets out the procedures for instituting legal strikes, introduces special requirements for the use of secondary strikes, picketing, protest action and replacement labor and protects an employer’s right to have recourse to lockout. The Labour Relations Act also introduces workplace forums to promote ongoing dialogue between workers and management and simplifies the procedures for the registration of unions.

Labor
Benefits
Although the National Government has not established a comprehensive welfare system of the type found in many industrialized countries, it does maintain a variety of social benefit schemes relating to, among other things, compensation for occupational injuries and diseases, occupational health and safety, unemployment insurance, old age, disability and survivor benefits, child support grants, unemployment, sickness and maternity benefits, worker injury benefits and various health care benefits targeted to certain persons. Other programs provide for a developmental social welfare program to ensure, among other things, delivery of benefits to the poorest South Africans and improved social insurance. These programs are funded largely from budgetary allocations and through improved efficiency of delivery of services, subsidies or payments.
Prices and Wages
Targeted consumer price inflation decelerated markedly throughout 2009. Headline CPI inflation (for all urban areas) slowed to an annual average of 7.2% in 2009. Having remained above the inflation target range of 3% to 6% for 30 consecutive months since April 2007, headline consumer price inflation moderated to within the inflation target range in both October and November 2009 when it amounted to 5.8% and 5.9%, respectively. Headline CPI inflation, however, registered rates in excess of the 6% upper level of the target range in the subsequent two months of December 2009 and January 2010, but receded into the target range in February 2010 and continued receding in ensuing months to a year-on-year rate of 3.2% in September 2010. The moderation in headline CPI inflation resulted mainly from lower rate increases in consumer goods prices. Year-on-year consumer goods price inflation fell from a rate of 8.7% in February 2009 to a rate of only 1.5% in September 2010.
The year-on-year rate of change in the producer price index (PPI) for domestic output decelerated in ensuing months from a year-on-year rate of 9.2% in January 2009, recording a decrease of 4.1% in June 2009 before moderating in subsequent months to 1.2% in November. Twelve-month producer price changes then reverted to inflationary territory in ensuing months, rising to 9.4% in June 2010. Thereafter this twelve-month rate in producer price inflation decelerated to 6.8% in September 2010. The deceleration in the PPI for domestic output in September 2010 was mainly due to decreases in the prices of electricity, mining and quarrying, agriculture and products of petroleum and coal. These decreases were partially countered by increases in the prices of chemical and chemical products and all other groups.
Growth in average nominal remuneration per worker in the formal non-agricultural sectors of the economy amounted to 11.8% in 2009, accelerating to 15.1% in the year to the first quarter of 2010.
Growth in average remuneration per worker in the private sector and the public sector accelerated to 14.1% and 16.6%, respectively, in the year to the first quarter of 2010. Despite widespread job losses in the private sector, all subsectors registered double-digit rates of remuneration increase, ranging from 10.2% in the non-gold mining sector to 26.4% in the electricity-supply sector. In the public sector, increases in public-sector enterprises amounted to as much as 33.2%, compared with 10.8% at local government level.
According to Andrew Levy Employment Publications, the average rate of wage settlements amounted to 9.3% in 2009, decreasing to 8.3% in the first nine months of 2010. Settlements ranged from 5% in the food and manufacturing sector to 10.8% in the metal and manufacturing sector. An increase in production by the non-agricultural sector, combined with the further job losses in the sector, resulted in an improvement in labor productivity during the first quarter of 2010. The year-on-year rate of increase in labor productivity accelerated from 3.1% in the fourth quarter of 2009 to 5.0% in the first quarter of 2010. Given a slightly lower rate of increase in average salaries and wages per worker during the first quarter of 2010 and improved productivity, the labor cost moderated from 12% in the year to the fourth quarter of 2009 to 9.6% in the year to the first quarter of 2010.Average wage settlements of 8.3% in the first 9 months to September 2010 were higher than average CPI inflation of 4.7% between January and August 2010. Average settlements in the public sector, particularly in state-owned enterprises and municipalities, were higher than private sector settlements. High wage settlements may have reduced the incentive of companies to rehire workers laid off during the recession and to create new jobs. In the past, employment growth has been associated with strong GDP growth and moderate growth in real earnings (see table below).
The following table sets forth prices and wages information for the periods indicated.
Prices and Wages

	For the year ended December 31,
						As of
						September
	2005	2006	2007	2008	2009	2010 (4)
Consumer Prices(1)	80.0	83.7	89.7	100.0	107.1	111.3
Percentage change from prior year	3.4%	4.7%	7.1%	11.5%	7.2%	4.6%
Production Prices(1)	126.7	130.6	154.7	180.8	180.8	191.5
Percentage change from prior year	3.1%	7.7%	10.0%	14.3%	0.0%	6.0%
Salary and wages
At current prices	12.5%	4.4%	8.8%	7.2%	12.1%	8.7	% (3)
At constant prices(2)	6.4%	(1.3)%	1.6%	(1.8)%	0.1%	1.3	% (3)

Notes: —

(1)	2008 = 100.

(2)	The deflator used in the CPI is based on 2000 = 100.

(3)	At the end of the second quarter 2009.

(4)	The average value over the first nine months were calculated

Source: SARB.

MONETARY AND FINANCIAL SYSTEM
The South African financial system consists of banks and non-bank financial institutions such as investment funds, portfolio management companies, securities investment firms, insurance companies, development funding institutions and pension funds.
The SARB
The SARB is the central bank of South Africa, with its head office in Pretoria and branches in Bloemfontein, Cape Town, Durban, East London, Johannesburg, Port Elizabeth and Pretoria North. The SARB’s independence is enshrined in the Constitution and is subject only to acts of Parliament and to regular consultation with the Minister of Finance. The principal responsibilities of the SARB include: formulating and implementing monetary policy; issuing banknotes and coins; acting as banker to the National Government; acting as a bank to banks licensed under the Banks Act of 1990; providing facilities for the clearing and settlement of claims between banks; acting as custodian of the country’s gold and other foreign reserves; acting as a lender of last resort; conducting open-market operations; supervising banks; supervising large primary co-operative banks, secondary and tertiary co-operative banks collecting, processing and interpreting economic statistics and related information; and formulating and implementing exchange rate policies in cooperation with the Minister of Finance and the National Treasury. See “ — Regulation of the Financial Sector” below.
Unlike many other central banks, shares in the SARB are held privately, with none held by the National Government. The SARB’s share capital was quoted on the JSE from its inception in 1921 until May 2002, when it was de-listed, and is currently held by approximately 630 shareholders, including companies, institutions and individuals. No single shareholder may hold more than R10,000 in nominal value of the SARB’s shares. Dividends are paid to shareholders out of net profits at a rate of 10% per annum of the nominal value of the shares. After certain provisions, 10% of the SARB’s surplus in any year is paid into a reserve fund, and the balance is paid to the National Government.
The SARB is managed by a 14-member board of directors. The Governor and three Deputy Governors of the SARB are appointed by the President for five-year terms. Of the remaining 10 directors, three are appointed by the President, with the remaining seven elected by the SARB’s shareholders, four of whom represent the interests of commerce and finance, two of whom represent industry and one of whom represents agriculture. These directors hold office for a period of three years. The Governor has a vote on the board of directors and an additional vote to be used only in the event of a tie. The National Government therefore appoints persons controlling 8 of the 15 effective votes to the board of directors of the SARB.
Following his reappointment as Governor of the SARB by President Zuma in August 2009, Mr. Tito Mboweni indicated his intention to leave this office during November 2009 in order to pursue other interests. President Zuma then designated Ms. Gill Marcus as Governor of the SARB with effect from November 9, 2009. Ms. Marcus has extensive knowledge of the SARB, having served as a Deputy Governor from 1999 to 2004. In addition, she served as Deputy Minister of Finance from 1996 to 1999. Ms. Marcus has also served as chairperson of the Joint Standing Committee on Finance and held a number of executive positions in the private sector. The Cabinet has approved a Bill aimed at “protecting” the independence of group of shareholders from influencing the SARB’s decision-making capabilities.
Monetary Policy
The main objective of the SARB’s monetary policy has been the pursuit of price stability. This policy forms part of broader macroeconomic policies of the National Government by creating a stable financial environment and improving the standard of living of all inhabitants of the country. The SARB does not have fixed exchange rate targets and allows the Rand to float freely against international currencies.
In 2000, an inflation-targeting monetary framework replaced the SARB’s previous approach to monetary policy-making. The previous approach involved the public announcement of guidelines for the growth in the broad money supply, augmented by regular wide-ranging assessments of economic conditions and the outlook for inflation. The current inflation-targeting framework is characterized by the announcement of a numerical target for the inflation rate that is to be achieved over a specified period of time, and is also a broad-based strategy for achieving price stability, centered on an analysis of price developments. In light of the weakening of the relationship between money growth and nominal income growth, monetary policy decisions are guided by the deviation of the expected rate of increase in CPIX from a specified target range. An important factor in determining monetary policy is the forecast generated by the SARB’s macroeconomic models, although monetary policy is not decided mechanistically according to the forecast of economic developments. In the application of inflation targeting as a monetary policy framework, allowance is made for the price effects of serious supply shocks, such as changes in the international price of crude oil, higher food prices resulting from unfavorable weather conditions and inordinate changes in the international exchange value of the Rand. The current inflation target is 3-6%.
Having plateaued at 12% from early June to early December 2008, the repurchase rate was reduced by 50 basis points to 11.5% in December 2008, and by a further 450 basis points to 7.0% by August 2009 and remained at that level to February 2010. Although cost-push pressures in the economy continued to pose risks to the inflation outlook, the MPC decided to keep the monetary policy stance unchanged because the risks to the inflation outlook appeared to be fairly evenly balanced. The frequency of the meetings for most of 2009 changed from bi-monthly to monthly (excluding July 2009) in order to monitor and respond appropriately to the rapidly changing economic environment. However, in the first meeting under the newly appointed Governor Gill Marcus in November 2009, the MPC decided to revert back to its policy of meeting every alternate month, as the global economic environment appeared to have stabilized.
Amid concerns about increased downside risks to the domestic economic outlook emanating from the uncertain global economic environment, the MPC again reduced the repurchase rate by nearly 50 basis points in March and September 2010, bringing the rate to 6%. At the November 2010 MPC meeting, the repurchase rate was reduced further by 50 basis points to 5.5%. The decision to lower the repurchase rate stemmed from the relative improvement in the inflation outlook, which continued to be supported by weak, though recovering, domestic demand conditions, the appreciating exchange rate of the Rand and a persistent negative output gap. Administered price developments and the possible impact of high wage settlements continue to be viewed as potential threats to the inflation outlook.
The year-on-year CPI inflation was 6.2% in January 2010 and has decreased gradually to 3.5% in August 2010 and 3.4% in September 2010. Furthermore, the targeted CPI is expected to average 4.3% in 2010 and 2011 and increase to 4.8% in 2012. The domestic inflation outlook remains favorable with CPI expected to stay within the inflation target over the monetary policy projection time horizon.
In its role of implementing monetary policy, the SARB monitors and influences conditions in the South African money and credit markets and affects interest rates, growth in lending and growth of deposits. The SARB uses open-market operations to determine the amount of liquidity made available to banks on a weekly basis in repurchase transactions. The interest rate for such repurchase transactions is set by the SARB’s MPC and has a significant impact on all short-term interest rates in the economy. The monetary policy stance is decided at the bi-monthly meetings of the MPC. There exists, however, a continuous process of review that takes new information and developments into consideration.
Open market operations entail the buying and selling of securities by the SARB in the open market in order to regulate the conditions in the money market or the level and pattern of interest rates. By injecting or absorbing funds through purchases and sales of securities, the SARB may increase or decrease liquidity in the banking system. Although these transactions are primarily undertaken to achieve long-term monetary objectives, a further objective may be to stabilize temporary money-market fluctuations. Currently, nine primary dealers make markets in government paper, five of which are domestic banks and four of which are international banks. Since its appointment of primary dealers in National Government securities in 1998, the SARB no longer acts as agent for the National Government in buying or selling its securities. The SARB may purchase and sell National Government securities for the SARB’s own account, providing it with an effective means of influencing money market liquidity. Other techniques used by the SARB to influence liquidity include purchasing securities outright, varying the amount of National Government bills offered at tender each week, allocating National Government deposits between the SARB and private banks, issuing SARB debentures and entering into foreign exchange swaps with banks.

During 2004 the SARB conducted a review of its money-markets operations, which were last reviewed in September 2001. As a result, on May 25, 2005, following extensive consultations with market participants, the SARB implemented several changes to its refinancing operations with three aims: to streamline the SARB’s refinancing operations to make them simpler and more transparent; to encourage banks to take more responsibility for managing their own individual liquidity needs in the market; and to promote a more active money market in South Africa. These changes include, among other things, the announcement of an estimate of the average daily market liquidity requirement by the SARB and the estimated range within which the daily requirement is expected to fluctuate in the coming week on the Wednesday morning prior to the main weekly repurchase auction, and the introduction of standing facilities (previously referred to as final clearing or reverse repurchase tenders) at a spread of 50 basis points above or below the prevailing repurchase rate to accommodate banks with short or long liquidity positions.
However, the central feature of the SARB’s operational arrangements — the conduct of repurchase auctions on Wednesdays, with one-week maturity at a repurchase rate fixed at the level announced by the MPC — remains unchanged.
Before the introduction of the changes to the SARB’s refinancing operations, the amount of accommodation provided at the main weekly repurchase auction was stable at around R13 billion, which was also the approximate level of the average daily liquidity requirement of the private sector banks. Thereafter, the amounts on offer at the weekly main refinancing auctions varied, with generally higher levels around month-ends and lower levels towards the middle of the month. In order to square off the banks’ end-of-day positions, standing facilities and cash reserve accounts were utilized.
Following the squaring off of the oversold forward foreign exchange book in February 2004, the SARB continued to increase its foreign exchange reserves through measured buying of foreign exchange from the market, thereby creating Rand liquidity. The banks’ required cash reserve balances with the SARB rose considerably in September 2004 as vault cash was no longer allowed as part of qualifying cash reserves, concluding the phase-out of the vault cash concession which started in September 2001.
The outstanding amount of interest-bearing instruments utilized by the SARB was also raised to drain liquidity from the money market and its composition changed. Debentures with a 56-day maturity were first issued on December 1, 2004, and 56-day reverse repurchase transactions were first conducted on March 24, 2005.
The outstanding amount of South African Government bonds in the SARB monetary policy portfolio steadily declined over the years to reach R7.2 billion during the third quarter of 2010. This followed an agreement between the National Treasury and the SARB on October 20, 2003 which allowed the SARB to restructure and shorten the average maturity of interest-bearing government bonds held in its monetary policy portfolio by conducting cash-neutral auctions.
The following table sets forth the rate at which the SARB provided liquidity to banks as of each month-end indicated.
Repurchase Transaction Rate

2009	(Percent)
January	11.5
February	10.5
March	9.5
April	9.5
May	7.5
June	7.5
July	7.5
August	7.0
September	7.0
October	7.0

2009	(Percent)
November	7.0
December	7.0

2010	(Percent)
January	7.0
February	7.0
March	6.5
April	6.5
May	6.5
June	6.5
July	6.5
August	6.5
September	6.0
October	6.0
November	5.5
December	5.5

Source: SARB.
In May 2007, the SARB began to accept certain parastatal bonds in its repurchase auctions, thereby extending the range of securities which may be used as collateral in the refinancing system. This included a selection of bonds included in the All Bond Index, as determined by the Bond Exchange of South Africa Limited (BESA) excluding those issued by commercial banks. The added securities do not qualify as liquid assets in terms of the Banks Act. The table below lists the assets which were added as eligible collateral. However, at the end of August 2010 the SARB implemented certain changes to its monetary policy operational procedures including the phasing out of parastatal bonds included in the All Bond Index as eligible collateral in the SARB’s refinancing operations. These bonds will no longer be accepted as collateral with effect from March 1, 2011.
Additional securities accepted in repurchase auctions
Rand denominated

Assets which have been added from May 23, 2007
but which will be phased out with effect from
Assets previously and still included as eligible collateral	March 1, 2010.

Government bonds	DBSA (DV07)
Land Bank bills	Eskom Holdings Ltd. (ES09, E170, ES33)
Separate trading of registered interest and principal of securities (STRIPS)	SANRAL (SZ25)
SARB debentures	Transnet Ltd. (T011)
Treasury bills	Trans-Caledon Tunnel Authority (WS03, WS04)

Source: SARB.
Further changes to the monetary policy operational procedures of the SARB include the use of longer-term foreign exchange swaps with maturities of up to 12 months as an instrument to manage money market liquidity more effectively. The consequence of conducting longer-term foreign exchange swap transactions to drain liquidity from the market is that the SARB will reflect an overbought forward position on its monthly releases of official gold and foreign exchange reserves. In addition, the practice of announcing the estimated ranges of the weekly liquidity requirement was discounted and the spread between the rates for standing facilities and the repurchase rate was widened from 50 basis points to 100 basis points below and above the prevailing repurchase rate.
The following table sets forth the money supply (M1A, M1, M2 and M3) of South Africa during the periods indicated.
Money Supply

						As of
	As of December 31,					Sep 30,
	2005	2006	2007	2008	2009	2010
	Rand (million)
Coin and banknotes in circulation	43,419	49,951	53,606	57,362	61,784	60,256
Check and transmission deposits	248,533	288,041	347,040	362,492	359,637	396,621
Total: M1A(1)	291,952	337,992	400,645	419,854	421,421	456,877
Other demand deposits(2)	211,101	267,687	337,672	333,774	384,840	389,786
Total: M1(3)	503,053	605,679	738,317	753,628	806,261	846,663
Other short and medium-term deposits(4)	460,462	551,163	658,008	807,983	782,004	741,831
Total: M2(5)	963,515	1,156,842	1,396,325	1,561,612	1,588,265	1,588,494
Long-term deposits(6)	137,615	192,450	271,255	352,589	359,957	451,453
Total: M3(7)	1,101,130	1,349,293	1,667,580	1,914,200	1,948,222	2,039,946

Notes:— Numbers may not total due to rounding.

(1)	Notes and coins in circulation plus check and transmission deposits of the domestic private sector with monetary institutions.

(2)	Demand deposits (other than check and transmission deposits) of the domestic private sector with monetary institutions.

(3)	M1A plus other demand deposits held by the domestic private sector.

(4)	Short-term deposits (other than demand deposits) and medium-term deposits (including all savings deposits) of the domestic private sector with monetary institutions, including savings deposits with and savings bank certificates issued by the Postbank (a division of the SAPO).

(5)	M1 plus other short-term and medium-term deposits held by the domestic private sector.

(6)	Long-term deposits of the domestic private sector with monetary institutions, including national saving certificates issued by the Postbank.

(7)	M2 plus long-term deposits held by the domestic private sector.
Source: SARB.
Since the introduction of inflation targeting, the growth in the broadly defined money supply (M3) has not been used as an intermediate target for monetary policy purposes. Nevertheless, money supply and credit may provide useful information about prospective spending plans and inflationary pressures.
The Basel II capital-adequacy framework and the accompanying regulatory reforms were implemented in January 2008. In the time leading up to the implementation date, banks refined their information and technology systems for the classification and reporting of balance sheet items. Improved classification caused some discontinuities in a few subcategories of the monetary and credit aggregates, but these were limited. In line with the requirements of Basel II, the South African banking sector remains well capitalized. The “tier one” capital adequacy ratio stood at 11.2% in July 2010. This number is well in excess of Basel III’s proposed capital adequacy ratio of 7%. Total capital adequacy stands at 14.3%.
Broad money supply (M3) accelerated from a record low of 0.5% in February 2010 to 3.7% in July 2010, possibly signaling a turnaround in the decelerating growth that commenced in 2008, and persisted throughout

2009. On a quarterly basis, growth in M3 recovered from a contraction of 1.2% in the first quarter of 2010 to a positive rate of 3.4% in the second quarter of 2010. Growth in cheque and transmission deposits, together with long-term deposits, underpinned the bulk of increase in the growth in M3 during the second quarter of 2010.
Financial System Stability
The SARB regards the achievement and maintenance of price stability as its primary goal. A necessary parallel objective to this is financial system stability, without which monetary policy cannot be effectively implemented. To pursue the maintenance of financially stable conditions and contain systemic risk, the SARB continuously assesses the stability and efficiency of the key components of the financial system and formulates and reviews policies for intervention and crisis resolution. In calendar 1999 the SARB established a Financial Stability Committee with the specific mandate to strive to enhance financial stability by continuously assessing the stability and efficiency of the financial system, formulating and reviewing appropriate policies for intervention and crisis resolution, and strengthening the key components of the financial system. A Financial Stability Department was established within the SARB with effect from August 1, 2001 to help monitor the stability of the financial system as a whole by identifying inherent weaknesses and the build-up of risks that may result in financial system disturbances. Central to the SARB’s increased focus on, and contribution to, the financial stability discourse, a semi-annual Financial Stability Review is published that covers both a quantitative and qualitative assessment of the strength and weakness of the South African financial system.
A cross-sectoral body was created in calendar 2002 to facilitate cooperation in identifying threats to the stability of the South African financial sector and in proposing and obtaining approval for appropriate plans, mechanisms and structures to mitigate such threats. This body creates a coordinated network of contingency planning contacts throughout the financial services industry, which could also act as a crisis management team to deal with tactical situations affecting one or more firms. It also facilitates cooperation between key financial sector institutions and regulators in times of a major catastrophic event or disaster, in order to have the best chance of protecting staff, facilitating recovery and sustaining both a stable financial market and consumer confidence through business continuity planning.
Regulation of the Financial Sector
Since 1994, South Africa has made a dedicated effort to deregulate the financial sector. The new market-based approach to regulation relies heavily on the use of strengthened corporate governance and accountability principles, enhanced disclosure systems, and market discipline as an incentive to compliance. Although increased deregulation has encouraged both competition and innovation, it has simultaneously demanded heightened supervision, more explicit market integrity and strengthened consumer protection mechanisms.
The two main regulatory authorities, the Financial Services Board (FSB) and the SARB, apply measures to secure the financial soundness of the financial system of South Africa as a whole. The regulatory instruments that they use include entry and other standard requirements, ownership constraints, limitations on certain activities, jurisdictional constraints, pricing constraints and operational constraints, such as capital and liquidity requirements and trading capacity requirements. Domestic supervision also incorporates international standards. South African financial institutions must comply fully with the majority of the Basel capital adequacy principles and standards. Basel II (developed by the Basel Committee on Banking Supervision and endorsed by central bank governors and the heads of bank supervisory authorities in the G-10 countries) was implemented in South Africa in January 2008, in accordance with the Basel Committee timeframe. Since the commencement of the sub-prime and financial market crisis the oversight body of the Basel Committee announced a substantial strengthening of existing capital requirements and the introduction of global capital standards, in the form of Basel III. The phase-in period for these further requirements will begin on January 1, 2013 until 2019. On March 15, 2010 and June 2010 the Bank Supervision Department of SARB issued for public comment, draft 1 and draft 2 of the proposed amended regulations to bring South Africa’s capital adequacy requirements in line with Basel III. South Africa is already in compliance with the capital requirements and will be aiming at meeting the other Basel III requirements within the stipulated timeline. South African financial institutions must also comply with the financial reporting and disclosure standards incorporated in the international accounting standards, adopted by the International Organization of Securities Commissions. The various financial markets, financial institutions and financial instruments are regulated by a series of general, specific and enabling legislation.
Legislation enacted in 1998 provides for an independent competition authority, comprising an investigative division and an adjudicative division with broad powers to, among other things, issue compliance orders and interdicts, levy fines, impose structural remedies such as divestitures and prohibit mergers. The legislation also provides for a right of appeal to a specially constituted judicial authority. In the majority of cases, the adjudicative divisions have sole jurisdiction over competition matters. Amendments to the legislation enacted in 1999 require pre-merger notification in particular cases.
The Office of the Registrar of Companies falls under the supervision of the DTI and is responsible for administering the Companies Act of 1973. The Office of the Registrar of Banks forms part of the SARB and conducts the supervision of banks. The FSB regulates the financial markets for equity, debt and derivative securities, as well as non-bank financial institutions registered under specific legislation. Advisory committees serve the various offices and boards, and a Policy Board for Financial Services and Regulation coordinates the institutional and functional aspects of regulation. Appeal boards are provided for if and when they are needed, but responsibility for regulation remains with the Minister of Finance.
Recent legislative and regulatory initiatives coming into force since 2000 include the following:
•	The Auditing Profession Act of 2005 created a legislative framework for regulating registered auditors. This Act came into effect on April 1, 2006 and is expected to enhance, inter alia, the independence, effectiveness and powers of the re-constituted regulatory board, namely the Independent Regulatory Board for Auditors (IRBA).

•	As of January 2008, South African registered banks were required to comply with Basel II. The Banks Act was thus substantially amended to comply with the principles of Basel II. The Banks Amendment Act of 2007 was assented to by the President of the Republic of South Africa and published in November 2007. Following the sub-prime and financial market crisis the oversight body of the Basel Committee announced a substantial strengthening of existing capital requirements and the introduction of global capital standards, in the form of Basel III. The phase-in period for these further requirements will begin on January 1, 2013. In March 2010 and June 2010 the Bank Supervision Department of SARB issued for public comment, draft 1 and draft 2 of the proposed amended regulations to bring the Banks Act in line with the purport of Basel III.

•	Since the publication of the South African National Payment System Framework and Strategy document in 1995, major payment system milestones have been achieved and all major domestic risk-reduction objectives were met. This framework and strategy document contained a ten-year vision up to 2004. The main objective of the new framework and strategy document, known as Vision 2010, is to provide high-level strategic guidance for the payment system up to 2010.

•	The National Credit Act came into effect on June 1, 2006. The National Credit Act consolidates fragmented legislation, introduces broad consumer rights, increases rules and procedures pertaining to the activities of credit providers and creates a National Credit Regulator to administer and regulate the credit industry.

•	In May 2006, the Corporate Laws Amendment Bill was tabled in parliament. Proposals include, inter alia, financial reporting by “public interest companies” to be in line with the international standards adopted from time to time by the International Accounting Standards Board and the removal of the current prohibition on companies to provide financial assistance for the acquisition of their own shares. The latter would, amongst other benefits, enable financially strong companies to offer assistance for the purchase of their own shares to accommodate BBBEE transactions. The Bill was successfully passed in October 2007 and the Corporate Laws Amendment Act came into effect on December 14, 2007.

•	The JSE Limited (JSE) demutualized in July 2005 and listed in June 2006, allowing it to operate as a company with share capital. This put the JSE on par with its international competitors, the majority of which have already demutualized and converted to companies. In February 2009, the majority of the shareholders of BESA accepted an offer by the JSE to acquire BESA. In June 2009, the JSE and BESA merged. Following the JSE’s merger with BESA and until such time the JSE finalizes the draft JSE Debt Listing Requirements, JSE will continue to offer the products and services of both BESA (under the Bond Market of the JSE) and the JSE. It is expected that the merger will realize, among other things, benefits of greater liquidity, reduction of costs through economies of scale and better risk management for users of a single exchange.

•	The DTI commenced the process of reviewing the corporate laws in South Africa in fiscal 2006 so as to bring the South African corporate law framework closer to full compliance with international standards and best practices, provide the necessary protection to all corporate stakeholders, maximize the opportunities for companies to attract capital and stimulate economic growth. The proposed Companies Act of 2008 (New Companies Act) was passed by the national legislature, assented to by the then President of the Republic of South Africa, Kgalema Motlanthe and published on April 9, 2009. At the end of June 2010, the Minister of Trade and Industry expressed his desire that the New Companies Act come into effect as soon as possible. However, the regulations are still in draft form and the current target implementation date of the New Companies Act is expected to be April 1, 2011. The New Companies Act will replace the existing Companies Act of 1973 and some of its significant changes include provisions for the facilitation of business rescue proceedings in respect of companies in financial distress and the reduction of the regulatory burdens placed on small and medium enterprises.

•	The Competition Amendment Act of 2009 was enacted in August 2009 and amends the Competition Act of 1998, through the introduction of provisions dealing with concurrent jurisdictions of industry regulators, complex monopolies and market inquiries.

•	The Consumer Protection Act of 2008 provides for a consumer protection regime designed to promote and advance the social and economic welfare of consumers. The target implementation date of the Consumer Protection Act has been deferred until March 31, 2011. The draft regulations are likely to be published for comment by the end of 2010. Administrative systems for the efficient and effective implementation of the Consumer Protection Act are under way.

•	The revised King Code and Report on Corporate Governance for South Africa (King III Code) was launched on September 1, 2009 and came into effect on March 1, 2010 replacing its predecessor, King II Code and Report on Corporate Governance (King II Code). King III Code sets out various corporate governance guidelines and principles applicable to listed companies, financial institutions, and public sector enterprises, agencies and government departments (compliance with King III Code is mandatory for listed companies). The review of King II Code was prompted by changes in international governance trends and the reform of South Africa’s company laws with the promulgation of the New Companies Act anticipated to come into effect in April 2011.

•	In July 2010 the Bank Supervision Department of the SARB released the proposed draft Banks Amendment Bill, 2010. The purpose of the proposed Bill is to align the provisions of the existing Banks Act of 1990 with the New Companies Act as well as to ensure that the legal framework for the regulation and supervision of banks and bank controlling companies is based on international standards and best practice. The second draft of the Bill was open for public comment until August 31, 2010.

•	The National Treasury commenced a process to amend Regulation 28 of the Pension Funds Act, which limits exposure to certain classes of assets. Regulation 28 was last amended in 1998. The amended Regulation 28 will ensure that (i) the regulatory response is proportionate to the specific risks identified; (ii) asset categories with similar risks should have similar limits; (iii) investments in riskier assets should not be banned outright, but the risks should be mitigated; and (iv) the true nature of the asset should be reported.

•	National Treasury is exploring options to promote entry into the banking sector as South Africa’s highly concentrated banking sector may compromise the level of competition needed to bring about efficiency improvements and greater access to financial services. It is expected that the proposal to promote entry will be published for comment in the first half of 2011.
Financial markets such as the foreign exchange market and the money market are not regulated by specific legislation but are subject to general legislation and regulation by agencies such as the SARB. Institutions currently not required to register under any particular legislation are not subject to specific regulation. However, it is expected that all individuals and firms conducting investment business will in future be required to comply with certain minimum requirements in respect of disclosure and capital adequacy. These individuals and firms will also be required to adhere to a strict and coherent code of business conduct imposed to strengthen supervision.
The Minister of Finance announced in the 2010 MTBPS that the National Treasury will release a comprehensive discussion document in November putting forward a range of proposals to strengthen the financial regulatory system in South Africa. The Minister of Finance requested a review of any gaps or weaknesses in the current financial regulatory system, as well as recommendations from a recent financial sector assessment conducted by the IMF. The following proposals will be presented in the discussion document for public comment:
•	Macroprudential approach to supervision. The economic crisis demonstrated the need to develop an approach that focuses on the risks in relation to the entire financial sector, rather than only the risks pertaining to individual institutions. The SARB is the lead institution in this regard and will be taking appropriate steps to strengthen financial stability. In addition, the SARB has established a committee to promote financial stability;

•	Establishing a Council of Financial Regulators. One of the key proposals to strengthen the financial regulatory system is to create a Council of Financial Regulators, jointly chaired by the Minister of Finance and the Governor of the SARB. All regulatory agencies in the financial sector will form part of the Council. It will promote co-ordination and information sharing between regulators, particularly in the case of diversified financial services conglomerates.

•	Prudential regulation of banking and insurance. Basel III will tighten the prudential supervision of banks by imposing stricter capital requirements and introducing liquidity and leverage ratios. Similar requirements will also pertain to insurance — the FSB will shortly be releasing a paper on the introduction of a revised prudential regime for insurers, based on Solvency II, to ensure that regulation of the South African insurance sector remains in line with international best practice;

•	Improving the domestic regulatory system and entrenching operational independence. Regulators should be operationally independent when licensing and supervising the financial sector. A number of initiatives are planned to improve the accountability and governance of domestic financial regulators. Policy will still be the responsibility of the National Government, which will determine the framework within which domestic regulators will operate;

•	Market conduct. Government will strengthen market conduct regulation, particularly in retail banking and insurance. The 2008 report of the Banking Enquiry Panel set up by the Competition Commission set out a number of recommendations to lower banking charges and greater transparency in pricing, which the National Treasury and the SARB are currently facilitating. The treating customers fairly initiative from the FSB is an important step in strengthening market conduct objectives in the financial sector;

•	Expanding the scope of regulation. Many activities, such as over-the-counter derivate trading, hedge funds and credit rating agencies fall outside the current regulatory framework. In line with our international commitments, new legislation will be introduced to regulate such activities in a way that strengthens and promotes the stability of the financial system. This includes the replacement of the Securities Services Act with a Financial Markets Bill and releasing a Credit Rating Services Bill. Improvements in governance in other sectors posing systemic risks such as the payment system will also be considered. The Financial Markets Bill will be tabled in Parliament in 2011. There is a discussion paper on Credit Ratings Services (not public yet) and it is anticipated to be tabled in Parliament in fiscal 2012; and

•	Broadening access to financial services for all. The National Treasury is planning a number of new interventions to ensure the accessibility of financial services to a greater reach of people. This includes steps to convert the Financial Sector Charter into a code, supporting the development of Co-operative Banks and providing mechanisms for increased competition in the formal banking arena through dedicated banks and the introduction of deposit insurance.
Structure of the Banking Industry
At the end of August 2010, 19 banks (13 of which are locally controlled and 6 are foreign controlled), two mutual banks and 13 local branches of foreign banks were registered with the Office of the Registrar of Banks. In addition, 43 foreign banks had authorized representative offices in South Africa. At the end of June 2009, 132,905 people were employed in the banking sector.
The five largest banking groups dominating the South African banking sector are ABSA Bank Limited, The Standard Bank of South Africa Limited, FirstRand Bank Limited, Nedbank Limited and Investec Bank Limited. The five largest banks constituted 93.5% of total banking-sector assets at the end of July 2010. The four largest banks, excluding Investec Bank Limited, offer a wide range of services to both individual and corporate customers at branches across all nine provinces.
The South African banks remained profitable and adequately capitalized throughout 2009 and for the first seven months of 2010. Balance sheet growth, with special reference to loans and advances, declined to its lowest level and turned negative at the end of September 2009, only returning to positive growth in May 2010. Credit risk remained relatively high although stable, with asset quality appearing to have reached a plateau.
The capital adequacy ratio for the banking sector remained well above the 9.8% average minimum requirement, increasing from 12.7% at the end of July 2008 to 13.5% at the end of July 2009 to 14.3% at the end of July 2010. Tier 1 capital adequacy also improved from 9.7% at the end of July 2008 to 10.5% at the end of July 2009 to 11.3% at the end of July 2010. The South African banking sector remained well capitalized through the economic crisis with tier 1 capital adequacy at 11.2% (well in excess of even Basel III’s 7% requirement) in July 2010 and total capital adequacy at 14.3%.
Total banking sector assets increased from R3,019 billion at the end of December 2009 to R3,069 billion at the end of June 2010, representing a 1.7% increase. Growth in loans and advances in the banking sector contracted sharply at the onset of the financial crisis. In 2008 gross loans and advances expanded at an average month-on-month rate of 0.9%. In 2009 this had fallen to -0.2%. However, in 2010 (to the end of July) average month-on-month growth had begun to recover, averaging 0.3%.
Through the crisis, impaired advances rose sharply as households and businesses came under increasing financial strain. Banks have continued to face high levels of non-performing loans during the first half of 2010. Impaired advances as a percentage of gross loans and advances averaged 5.9% in 2010, compared to 5.4% in 2009 and just 3.2% in 2008. However credit losses (the actual loss experienced by a bank) as a percentage of gross loans and advances, having risen during the crisis have fallen to below pre-crisis levels. Credit losses averaged 0.11% of gross loans and advances in 2008, 0.13% in 2009 (peaking at 0.14% in September 2009) and 0.10% in 2010 (to July).
Financial Sector Charter
In August 2002, the financial sector voluntarily committed itself to developing a charter to address historical sector imbalances, particularly with reference to human resource development, broadening economic participation and access to financial services. Thereafter, key industry stakeholders came together to develop the Financial Sector Charter, which was launched by the industry and the Minister of Finance in October 2003. The Financial Sector Charter is built around a central vision of promoting a transformed, vibrant and globally competitive financial sector that reflects the demographics of South Africa and contributes to the establishment of an equitable society by effectively providing accessible financial services to black people and by directing investment into targeted areas in the economy.
The Financial Sector Charter established sector transformation goals, emphasizing targets for human resource development, procurement and enterprise development, access to financial services and ownership transfer. For example, the financial sector is committed to ensuring that 80% of the population in lower income groups has access to financial services by 2008. In order to achieve this, eight banks, including the country’s four major retail banks — ABSA, FirstRand, Nedbank and Standard Bank — as well as the Postbank, launched the Mzansi account in October 2004. Mzansi is a low-cost national bank account, extending banking to low-income earners and those currently living beyond the reach of banking services. Mzansi is an initiative aimed at establishing full-service banking within no more than 15 kilometers of every South African and an automatic teller machine within no more than 10 kilometers of each South African’s home. Since the inception of the Mzansi initiative, more than 5 million South Africans have gained access to banking services. Through this initiative, by the end of 2008, 98% of the 80% target had access to banking savings products and services.

In addition, a framework has been developed for extending R42 billion in housing finance on favorable terms to households largely excluded from the mortgage market until now. The Financial Sector Charter Council’s (Council) 2008 Annual review indicates that as of the end of 2008 the financial sector originated over R45.7 billion in low-income housing loans.
One of the principal sector transformation goals of the Financial Sector Charter relates to targets of ownership transfer. The Financial Sector Charter states that each financial institution must transfer 25% ownership to historically disadvantaged South Africans, including 10% through direct ownership transfers, by 2010. As of the end of 2008, the average direct ownership percentage of historically disadvantaged South Africans was 23.3%.
Through the Financial Sector Charter, over R200 billion has been invested in the South African economy since 2005. The financial sector has also invested over R101 billion through BBBEE financing in other sectors of the economy, including vendor-financed ownership deals in the financial sector itself.
Since 2008, the Council, which was constituted to oversee implementation of the Financial Sector Charter between 2004 and 2014, has been in the process of redrafting the Financial Sector Charter as well as the Financial Sector Code to be in alignment with the Codes of Good Practice, which provide a standard framework for the measurement of BBBEE. A two-year stalemate regarding the equity ownership issue has been broken and now it is expected that the draft Financial Sector Code, which represents an agreement mainly on the ownership element, will be gazetted in 2010. Phase 2 of the re-drafting process, which relates to issues amongst others pertaining, to access to financial services, empowerment financing, and enterprise development, is expected to be completed in the first half of 2011.
Credit Allocation
Growth in total banking sector loans and advances extended to the private sector by the banking sector slowed down considerably from the middle of 2007 and reached an annual record low of negative 1.6% in November 2009, as lending and borrowing conditions became unfavorable. Tightening in monetary policy increased the debt-service costs for an already indebted private sector. Lending standards for the household sector were raised in accordance with the National Credit Act, while recently, household balance sheets began to be undermined by stagnant real estate prices and increasingly volatile financial markets. The consumers’ purchasing power was also eroded by inflation. The deteriorating economic climate was evident in weakening business and consumer confidence. Annual growth in installment sale and leasing finance as well as other loans and advances decelerated and recorded negative rates from April and May 2009, respectively. Growth in total banking sector loans and advances slowed over the past two years as a result of a cumulative 500 basis points increase in interest rates since the beginning of 2006. As indicated below, credit exposure to the public sector is small in comparison to that of the private sector. Tentative evidence of a recovery in credit extension emerged towards the end of 2009 when year-on-year growth in total loans and advances picked up from a nadir of minus 1.6% in November and gained further momentum thereafter to reach a positive growth rate of 4.1% in September 2010. Simultaneously, growth in other loans and advances as well as installment sale and leasing finance again turned positive beginning August and September 2010, respectively.
Percentage distribution of total credit extended (September 2010)

Percentage
distribution
of total credit
extended by
banks
Percent
Corporate exposure	31.5
Public sector entities	1.9
Local government and municipalities	0.6
Sovereign (including central government and central bank)	6.8
Banks	17.3

Percentage
distribution
of total credit
extended by
banks
Percent
Securities firms	2.0
Retail exposure	38.7
Securitization exposure	1.4

Source: SARB
Total loans and advances to the domestic private sector consist of installment sale credit, leasing finance, mortgage advances, overdrafts, credit card and general advances. The first three categories are referred to as asset-backed credit, while the last three categories together are referred to as other loans and advances.
The National Credit Act was fully implemented on June 1, 2007, with the aim of facilitating access to credit while preventing over-indebtedness and reckless lending in the credit market.
The following table sets out a sector classification of total loans and advances at the end of September 2010.
Sectoral distribution of bank credit as of September 30, 2010

		As a
		percentage
	Rand	of total
Sectoral distribution of credit	(billion)	credit
Agriculture	59.7	1.59
Mining	119.2	3.17
Manufacturing	155.8	4.14
Electricity	35.7	0.95
Construction	42.9	1.14
Wholesale and retail trade	146.8	3.90
Transport and communication	135.2	3.59
Financial intermediation and insurance	973.0	25.86
Real estate	190.8	5.07
Business services	132.1	3.51
Community, social and personal services	190.8	5.07
Private households	1,367.6	36.35
Other	213.1	5.66
Total	3,762.7	100.00

		As a
		percentage
	Rand	of total
Geographical distribution of credit	(billion)	credit
South Africa	3,337.5	89.26
Other African countries	17.5	0.47
Europe	289.1	7.73
Asia	16.4	0.44

		As a
		percentage
	Rand	of total
Geographical distribution of credit	(billion)	credit
North America	70.2	1.88
South America	7.1	0.19
Other	1.4	0.04
Total	3,739.2	100.00

Source: SARB.
Capital Markets
The JSE was established in 1887 and is South Africa’s only licensed exchange for all securities. The JSE is governed externally by South African legislation and internally by its own rules and regulations. The JSE listed itself on June 5, 2006. The listing included a proposal regarding the implementation of a BBBEE initiative.
The introduction of the Johannesburg Equities Trading system (JET), an electronic, automated and central order-driven system, culminated in the closure of the trading floor in 1996. Subsequently, the trading system and real-time information dissemination system (InfoWiz) of the London Stock Exchange (LSE), replaced JET in May 2002. In calendar 2007 the JSE and the LSE both moved onto the LSE’s new trading platform, TradElectTM. JSE members connect to JSE TradElectTM and InfoWiz through a hub at the JSE in South Africa.
In June 2003, the JSE announced the first alternative “exchange” in Africa that would list small and medium sized companies, specifically targeting BBBEE and junior mining companies. The Alternative Exchange (AltX), opened in October 2003 and runs parallel to the main exchange, with separate listings requirements and reduced fees. As of September 2010, 70 companies were listed on the AltX exchange with a market capitalization of R9.9 billion.
The South African Futures Exchange (SAFEX) is the forum for trading futures and options contracts. The JSE acquired SAFEX in August 2001 and merged it into the JSE as the Equity Derivatives Division and the Commodity Derivatives Division. In February 2005, the JSE launched Yield-X, now referred to as the Interest Rate Market, which is the platform for trading of all interest rate-related products and currency products.
The JSE comprises of eight markets: (i) the Main Board Market; (ii) the Equity Market; (iii) the Equity Derivatives Market; (iv) the Currency Derivatives Market; (v) the AltX Market; (vi) the Interest Rate Market; (vii) the SAFEX Market (equity derivative and commodity derivative markets); and (viii) the Bond Market of the JSE. The JSE also launched the African Board in February 2009, offering listings to companies domiciled or with the largest part of their activities in Africa.
Regulation of insider trading is vested in the FSB, which has extensive surveillance and detection capability and was established in partnership with the JSE.
Since 1995, the JSE has permitted limited liability corporate memberships and has phased out citizenship requirements for members of the JSE. Several banks, both domestic and international, have acquired or established stock-brokering businesses as members of the JSE. Stockbrokers are required to meet stringent capital adequacy requirements and to keep client funds in trust accounts separate from the stockbroker’s own funds. The Stock Exchange Guarantee Fund was established to protect investors and may be used to discharge certain liabilities of members relating to the buying and selling of securities.
Since 1999, companies have been permitted to buy back their own shares and are required to disclose security interests, directors’ pensions and compensation, and in the case of public companies, to appoint a secretary. Legislation restricts undesirable advertising and canvassing relating to securities.
In 2009, the requirement for auditors of listed companies to register with the JSE was changed to a system of accreditation and registration for the purpose of providing audit and advisory services is now administered by the

IRBA. The JSE implemented a dark pool block-trading system, Block X, in July 2010 which will ensure that large share trades do not have an impact on prices. They also introduced an online financial reporting portal in June 2010 called the ‘eXtensible Business Reporting Language’ (XBRL) to enable companies to file their financial reports according to a global electronic reporting standard.
The following table sets forth the market capitalization and number of companies listed on the JSE and the JSE’s trading volumes and values for the period indicated.
JSE

						As of
						September
	As of December 31,					30,
	2005	2006	2007	2008	2009	2010
Market capitalization(1)	3,586.1	5,041.5	5,696.8	4,541.9	5,929.1	6,318.7
Trading volume(2)	54,510	74,487	70,870	83,778	82,855	54,493
Trading values(3)	1,278,690	2,121,500	2,980,129	3,263,065	2,796,077	2,268,874
Listed companies(4)	388	400	422	425	410	407

Notes: —

(1)	In billions of Rand at end of period.

(2)	In millions of shares traded.

(3)	In millions of Rand.

(4)	Actual figures at the end of period.

Source: JSE
According to the World Federation of Exchanges, the JSE was the 20th largest stock exchange in the world, in terms of market capitalization, as of the end of August 2010.
The market capitalization of the JSE at the end of September 2010 was R6,318.7 billion. In the first nine months of 2010 the total value of share capital raised by companies listed on the JSE was R49.7 billion, a decline of R40.4 billion compared with the first nine months of 2009. Turnover shares listed on the JSE amounted to R2,796.1 billion in 2009 and R2,268.9 billion in the first nine months of 2010 (36% of market capitalization as of September 30, 2010). Around 47 foreign companies which have their primary listing on other exchanges maintain a secondary listing on the JSE, such as Anglo American Plc and Old Mutual Plc. New listings in recent months include New Europe Property Investments Plc, Resource Generation and Capital & Counties Properties Plc. Non-residents of South Africa made net purchases of shares of R19.5 billion in the first nine months of 2010, as compared with to net purchases of R62.8 billion in the corresponding period of 2009. On average, non-resident participation in the JSE has accounted for 16% of the value of all shares traded in the nine months to September 2010. Annualized liquidity on the JSE declined from 56.2% in September 2009, to 47.2% in September 2010 and the closing value of the All-Share price index on the JSE increased by 18% over the same period. In the year to September 2010, 16 delistings and 11 new listings contributed to the 553 companies that have delisted from the JSE compared with only 292 new listings since 1999.
The main index charting the performance of the JSE is the FTSE/JSE Africa All-Share Index. At September 30, 2010, the FTSE/JSE All-Share Index included 165 companies and accounted for approximately 65% of the market capitalization of the JSE. At September 30, 2010, the 10 largest companies by market capitalization represented approximately 46% of total market capitalization.
The nominal value of turnover in the bond market in the nine months to September 2010 was approximately R12,346 billion. The turnover in the secondary bond market in calendar 2009 was R13,398 billion, compared with R19,264 billion in 2008 and R13,861 billion in 2007. Non-residents’ net purchases of South African bonds amounted to a marked R75.3 billion in the first nine months of 2010, compared with net sales of R8.8 billion in the corresponding period of 2009. Non-resident participation in the domestic bond market declined from 13% in 2008 to 12% in both 2009 and the first nine months of 2010.

Derivative instruments are traded either on an over-the-counter basis or on an exchange. The Equity and Commodity Derivatives Divisions of the JSE, together with Yield-X are responsible for all futures contracts and options on futures. SAFEX Clearing Company (Pty) Limited is the clearinghouse for SAFEX and also provides compliance, surveillance and other exchange services. SAFEX introduced commodity futures in South Africa in July 1995, Rand-dollar futures in May 1997, and individual equity futures in February 1999. On June 18, 2007 the JSE (via Yield-X) began trading in foreign currency derivatives. Financial market infrastructure was modernized through the replacement by the JSE of its 15-year-old derivatives system with a multiple instrument online trading system, Nutron, in 2008. In 2010 the Commodity Derivatives Division (CDD) of the JSE expanded its commodity product range by adding cash-settled foreign-referenced grain commodities namely soybean, soybean meal and oil contracts. The CDD also introduced physically settled sweet sorghum futures contracts in May 2010.In the first nine months of 2010, trading activity in the Equity Derivatives Market increased, contributing to higher turnover in the market. Although single-stock futures (including IDX products) accounted for only 8% of total turnover by value in the first nine months of 2010, they accounted for 67% of total number of contracts traded. Even though turnover in commodity futures and options contracts moved higher in the second half of 2010 along with higher domestic and international grain prices, the value traded declined by 6% in the nine months to September 2010, compared with the same period of 2009. Turnover in derivatives traded on the JSE for the first nine months of 2010 is indicated in the accompanying table.
Derivatives turnover on the JSE, January to September 2010

		Change
		over one
	Value	year
	Rand (billion)	Percentage

Equity futures and options on futures	2,725	18
Warrants	1	(45)
Commodity futures and options	164	(6)
Interest rate derivatives	148	32

Source: JSE
Exchange Controls
South African law provides for exchange controls, which, among other things, restrict the outward flow of capital from South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia, known as the common monetary area (CMA). The Exchange Control Regulations are applied throughout the CMA and regulate transactions involving South African residents, including companies. The basic purpose of the Exchange Control Regulations is to mitigate the negative effects caused by a decline of foreign capital reserves in South Africa, which may result in the devaluation of the Rand. It is anticipated that the Exchange Control Regulations will remain in place for the foreseeable future. The National Government has, however, committed itself to gradually relaxing exchange controls. Recent amendments in November 2010 allow persons who have contravened the Regulations to disclose the contravention to the National Treasury.
The SARB on behalf of the Minister of Finance administers South Africa’s exchange control regulations. It is assisted in this task by a number of banking institutions that have been appointed by the Minister of Finance as authorized dealers (Authorized Dealers) in foreign exchange. Such banking institutions undertake foreign exchange transactions for their own account with their clients within limits and subject to conditions established by the SARB. Until 1995, control over non-residents’ capital transactions was based mainly on the Financial Rand System, which was reintroduced in 1985 at the time of the proclamation of the debt standstill. In March 1995, the National Government abolished the Financial Rand System and the resulting dual exchange rate. No capital controls are, therefore, applied to non-residents, who may freely invest in and disinvest from South Africa. This applies to portfolio investment as well as foreign direct investment into South Africa.

Since the abolition of the dual exchange mechanism in 1995, South Africa has had a unitary exchange rate that applies to both current and capital transactions between residents and non-residents. As discussed below, residents still face certain restrictions. However, these restrictions have gradually been eased so as to foster macroeconomic stability, a stronger balance of payments and financial sector development.
The present exchange control system in South Africa is used primarily to control movements of capital by South African residents. In order to ensure that capital transfers are not disguised as current payments, controls and limits are placed on transfers of a current nature, such as the single discretionary allowance that may be apportioned for travel, vacation and business purposes, study allowances, donations to missionaries, maintenance transfers and gifts/loans to non-residents. In an effort to further liberalize exchange controls, the Minister of Finance further increased single discretionary allowance from R750,000 to R1 million per annum for the purposes of travel, study allowances, gifts, donations to missionaries and maintenance. Private individuals may invest up to R4 million annually for any purpose outside the CMA, provided that the individual is over the age of 18 years and a registered tax payer in good standing. The Minister of Finance reviewed in the MTBPS the previous individual capital allowance of R4 million per lifetime to R4 million per annum, however, subject to compliance with all tax and financial integrity legislation. Investments offshore above this threshold are allowed only for the purchasing of offshore residential properties, subject to approval of the Financial Surveillance Department of the SARB. South African private individuals are able to invest, without restriction, in approved inward listed instruments on South African exchanges. Certain restrictions were, however, imposed on foreign investment by corporates. With effect from October 2004, limits on foreign direct investments by South African corporates were abolished. Dividends declared by offshore subsidiaries of South African companies after October 26, 2004 may be retained offshore. Foreign dividends repatriated to South Africa after October 26, 2004 may be retransferred offshore again at any time for any purpose. Corporates are allowed, on application, to transfer funds from South Africa for each new and approved foreign investment outside the CMA. Authorized Dealers administer the directives and guidelines on foreign direct investments under R500 million. Application to the SARB’s Exchange Control Department for prior approval of a foreign investment is still required for foreign direct investments over R500 million. These applications, which permit the SARB to monitor the level of foreign investment, are considered on merit and are granted if South African exchange control authorities believe the investments would be of long-term economic benefit to South Africa. The SARB reserves the right to stagger capital outflows relating to very large foreign investments so as to manage any potential impact on the foreign exchange market.
Authorized Dealers in foreign exchange are allowed to approve the granting of credit terms in respect of exports only for periods not exceeding six months, with an extension of a further six months in certain circumstances without reference to the SARB. Since calendar 1996, corporates engaged in exportation and importation have been permitted to offset costs of imports against proceeds from exports within a specified period.
Various measures aimed at easing certain of the country’s remaining exchange control regulations became effective in the late 1990s. The measures included abolishing most of the remaining quantitative limits on current account transactions; permitting South African institutions to invest funds abroad; permitting trading of Rand-dollar futures contracts on SAFEX, with participation initially restricted to individuals and institutional investors; and relaxing the application of local borrowings limits to foreign controlled South African companies.
Retirement funds and long-term insurers registered as institutional investors for exchange control purposes were then permitted, with prior SARB approval, to invest up to 20% of their total retail assets in foreign assets. Collective investment scheme management companies and investment managers were permitted to invest up to 30% of their total retail assets in foreign assets.
South African companies involved in international trade were permitted to operate a single customer foreign currency (CFC) account for both the trade and services and use it for a wider variety of permissible transactions. This reduced the transaction costs associated with multi CFC accounts and their restricted use.
Foreign companies, governments and institutions were permitted to list equity and bond instruments on South Africa’s securities exchanges. Furthermore, South African private individuals were permitted to invest without restrictions in approved inward listed instruments on South African exchanges.

In the Budget Speech of 2008, the Minister of Finance announced further significant reforms of exchange controls. These changes herald a shift in the regulatory regime from control measures to prudential regulation.
The exchange control requirement that a shareholding of at least 25% should be obtained when investing in a foreign entity was replaced with the requirement that at least 10% of the foreign-target entity’s voting rights must be acquired.
In the 2009 MTBPS, reforms to reduce red tape on business transactions were announced. The prohibition on SADC loop structures was abolished. The limit for submitting applications to the Exchange Control Department of the SARB in respect of foreign direct investment by South African corporates was increased from R50 million to R500 million per company per calendar year. Applications below this limit are processed by Authorized Dealers, subject to certain conditions and reporting obligations.
The restrictions on South African companies and other entities to participate in foreign inward-listed securities on the JSE, including participation in the Rand futures, were removed. These changes enable South African companies, trusts, partnerships and banks to manage their foreign exposure, since they were permitted to participate in Rand futures market on the JSE without restrictions. These changes allow companies to diversify and hedge their currency exposure, which support macroeconomic stability, reduce exchange-rate volatility and deepen domestic financial markets. This dispensation was also extended to investment in inward-listed (foreign) instruments on the JSE and the Bond Market of the JSE.
The requirement that companies must convert foreign exchange credited to CFC account to Rand within 180 days was removed. South African companies are, however, still required to repatriate export proceeds to South Africa.
The R250,000 limit on advance payments for imports was removed and South African companies were allowed to open foreign bank accounts for permissible purposes without prior approval, subject to reporting obligations.
The 3:1 ratio applicable to local financial assistance in respect of affected persons was withdrawn. The 1:1 ratio remains applicable for the acquisition of residential properties and any other financial transactions, such as portfolio investments, securities lending, hedging, repurchase agreements, etc. by non-residents and affected persons. Local financial assistance made available to emigrants also remains subject to the 1:1 ratio.
In the 2010 MTBPS the Minister of Finance announced measures to encourage the global diversification from a domestic base by using South Africa as a gateway to Africa. In this regard, from January 1, 2010 qualifying international headquarter companies will be allowed to raise and deploy capital offshore without the need to obtain exchange control approval, subject however to reporting requirements.
Furthermore, the Minister also announced removal of controls on emigrants’ blocked assets. South African emigrants were previously allowed to remit up to R8 million per family upon emigration. Emigrants can now transfer their assets without any exit levy applying to free those assets.
Gold and Foreign Exchange Contingency Reserve Account (GFECRA)
GFECRA in the books of the SARB reflects the Rand currency and gold price valuation profits and losses on all transactions which the SARB had entered into in terms of the SARB Act on behalf of the National Treasury. The GFECRA comprises credit and debit balances on three different accounts: a gold price adjustment account (GPAA); a foreign exchange adjustment account (FEAA); and a forward exchange contracts adjustment account (FECAA).
The GPAA reflects any valuation profit or loss on the gold held by the SARB. The FEAA account reflects any profit or loss on assets of the SARB-denominated in currencies other than the Rand as a result of depreciation or appreciation, as the case may be, of the Rand against the currency of such assets. Since calendar 1997, the SARB has permitted an increasing percentage of South Africa’s gold production to be marketed by the Rand Refinery and various mining houses.
The FECAA reflects profits or losses on any forward exchange contract entered into by the SARB, valuation profits and losses on foreign exchange liabilities of the SARB, and any profit or loss due to changes in the value of the Rand against the currency of the United States on certain agreements for the reinsurance of export contracts. Since early 1997, the SARB has terminated the extension of forward cover with respect to future external commitments.
Private banking institutions were encouraged to develop an active and efficient forward foreign exchange market without participation by the SARB. The SARB continued to intervene in the foreign exchange market via the forward book. This policy was also abandoned in August 1998. Currently, the SARB purchases foreign exchange from the Authorized Dealers to accumulate reserves when market conditions allow. The SARB however does not intervene in the foreign exchange market with a view to influence the value of the Rand.
Prior to calendar 2002, upon the agreement of the Minister of Finance and the Governor of the SARB, the balance of the GFECRA could be reduced by the issuance, by the National Government to the SARB, of zero-coupon bonds convertible into interest-bearing bonds wherever the SARB wants to use the bonds in its market operations. With respect to the GFECRA balance on March 31, 2002, and in accordance with the Gold and Foreign Exchange Contingency Reserve Defrayal Act, the National Treasury settled the negative balance amounting to R28.0 billion in four tranches, partly in cash and partly in bonds over a four-year period which commenced in fiscal 2003. The National Treasury paid the final tranche of the outstanding balance of R28 billion in April 2005.
In calendar 2005, a new settlement methodology for the settlement of the GFECRA balances was agreed between the National Treasury and the SARB, whereby the balance on the GFECRA as of March 31 each year is split into transactions with a cash flow (money market liquidity) impact and a non-cash flow (revaluation) component. Valuation gains and losses are not settled, but reflected either as an asset or liability on the financial statements of the two institutions. Therefore, only transactions with a cash flow impact are settled. The outstanding balance to be settled accumulates interest at the prevailing repurchase rate. The gross gold and foreign exchange reserves increased to US$44.1 billion at the end of September 2010, up by US$936 million from the previous year. This increase is mainly as a result of the increase in the US dollar gold price, the depreciation of the US dollar against other major currencies and the normal foreign exchange operations of SARB.
On March 31, 2010, the GFECRA showed a positive balance of R35,618 million which represents the net of valuation gains of R35,450 million and cash flow losses of R168 million. These cash flow losses were settled on September 1, 2010.
The negative net open forward position of the SARB amounted to US$23.2 billion in September 1998 which then changed from negative to positive in May 2003. The net open forward position, which is now referred to as the International Liquidity Position reflected a positive balance of US$43.1 billion at the end of October 2010. The SARB’s stated policy is not to intervene in the foreign exchange markets to influence the value of the currency.
In February 2004, the SARB balanced its forward foreign exchange book, eliminating a key source of external vulnerability and pressure on money market operations. With a reduced need for the sterilization of excess liquidity arising from maturing forward contracts, the SARB has normalized its money market activities and has been able to increase the official net international reserves of the country.

THE EXTERNAL SECTOR OF THE ECONOMY
Foreign Trade
South Africa’s imports and exports (including gold) accounted for roughly 27.3% of GDP in 2009. South Africa’s trade performance improved considerably in the first half of 2010. Although both imports and exports expanded, the total value of exports between January and June increased by 7.4 % compared with a year ago, while imports grew by 3.2%. Consequently, the trade balance has shifted in to surplus.
Over the past nine years, South Africa’s trade balance has recorded a deficit. The trade deficit widened to R71.6 billion (3.1% of GDP) in 2008 but improved considerably in 2009 to R25.8 billion, or 1.1% of GDP. In 2010 the deficit has continued to improve, narrowing to R7.8 billion in the first half of 2010 from R17.8 billion in the first half of 2009.
Much of this shift to surplus is a result of subdued capital spending by the private sector and lower household consumption. In the longer term, as the economy improves it is likely that the current account will return to a deficit.
Foreign Trade

	2003	2004	2005	2006	2007	2008	2009	2010(1)
				Rand (billion)
Total merchandise exports	255.6	291.1	320.4	383.2	474.3	636.8	506.5	267.7
Agriculture, forestry & fishing	10.9	11.1	12.4	11.9	14.2	23.3	22.2	10.7
Total: Mining	33.1	35.4	48.0	57.6	73.9	111.5	97.1	54.0
Coal mining	13.6	15.8	20.8	21.0	23.9	39.1	35.7	17.8
Gold & uranium ore mining	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0
Other mining	19.5	19.6	27.3	36.6	49.9	72.3	61.4	36.2
Total: Manufacturing	210.8	244.2	259.6	313.3	384.8	500.6	386.0	202.4
Food	10.0	8.5	9.7	10.2	11.0	14.9	16.3	7.6
Beverages	4.9	4.7	5.0	4.9	6.3	8.6	8.6	4.4
Tobacco	0.4	0.5	0.8	1.1	0.9	0.9	1.5	0.8
Textiles	2.5	2.2	2.0	2.1	2.4	2.7	2.4	1.2
Wearing apparel	2.4	1.7	1.1	1.0	0.8	1.0	0.7	0.3
Leather & leather products	0.7	0.7	0.7	0.9	1.0	0.6	0.4	0.2
Footwear	0.1	0.1	0.1	0.1	0.1	0.2	0.2	0.3
Wood & wood products	3.1	3.0	3.3	2.7	2.6	3.2	2.2	1.3
Paper & paper products	6.5	5.7	5.7	6.7	8.0	11.2	9.6	5.9
Printing, publishing & recorded media	0.5	0.6	1.0	0.8	0.7	1.1	0.7	0.3
Coke & refined petroleum products	9.7	8.1	10.6	10.0	9.9	16.3	12.9	5.5
Basic chemicals	12.5	14.8	18.7	18.9	21.9	35.8	23.8	12.9
Other chemicals & man-made fibers	5.2	4.9	5.7	6.3	7.7	10.4	9.4	4.1
Rubber products	1.8	1.8	1.7	1.8	1.9	2.6	2.1	1.0
Plastic products	1.4	1.4	1.5	1.6	2.0	2.8	2.3	1.1
Glass & glass products	0.6	0.6	0.6	0.6	0.6	0.8	1.1	0.5
Non-metallic minerals	1.4	1.6	1.8	2.0	2.4	2.0	1.6	0.8
Basic iron & steel	30.1	37.1	39.5	42.0	54.7	79.9	48.6	29.7
Basic non-ferrous metals	52.8	79.8	76.8	107.6	131.8	147.5	127.0	68.5
Metal products excluding machinery	3.7	4.3	5.0	5.6	7.7	10.6	8.3	4.2
Machinery & equipment	16.5	16.5	19.7	27.4	37.4	44.9	29.5	15.4
Electrical machinery	2.8	3.1	2.9	4.3	6.3	6.6	5.0	2.1

	2003	2004	2005	2006	2007	2008	2009	2010(1)
				Rand (billion)
Television, radio & communication equipment	2.2	2.6	2.4	2.9	3.5	3.9	3.2	1.1
Professional & scientific equipment	1.5	1.5	1.7	1.8	2.5	3.5	3.6	1.3
Motor vehicles, parts & accessories	24.5	25.6	29.4	35.5	40.6	65.5	43.4	22.6
Other transport equipment	1.3	1.2	1.8	2.2	2.4	3.5	2.5	1.2
Furniture	4.1	4.1	3.5	3.3	3.7	4.0	3.3	1.9
Other industries	7.9	7.3	6.9	9.5	14.1	15.8	16.0	8.0
Electricity, gas & steam	0.0	0.0	0.0	0.0	0.9	0.9	1.0	0.4
Undefined	0.7	0.5	0.3	0.3	0.4	0.5	0.3	0.1
Total merchandise imports	258.4	306.4	350.7	464.6	562.5	721.1	535.8	575.0
Agriculture, forestry & fishing	5.0	5.6	4.7	6.1	8.6	10.2	8.8	4.1
Total: Mining	33.8	45.0	50.4	74.7	90.2	145.1	94.6	40.7
Coal mining	0.7	0.7	1.1	1.7	1.4	4.1	1.4	0.2
Gold & uranium ore mining	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other mining	33.1	44.3	49.4	73.1	88.8	141.0	93.0	40.5
Total: Manufacturing	219.1	255.2	295.1	382.0	462.3	563.5	429.9	229.2
Food	8.3	10.0	10.8	13.6	19.2	26.0	23.3	10.9
Beverages	1.3	1.4	1.6	2.1	3.2	4.1	4.5	1.3
Tobacco	0.1	0.1	0.2	0.2	0.2	0.3	0.5	0.2
Textiles	4.0	4.5	4.7	5.6	6.1	7.1	6.5	3.2
Wearing apparel	2.8	4.2	5.5	7.8	7.2	8.4	9.1	4.7
Leather & leather products	0.9	1.1	1.1	1.5	1.8	2.1	1.7	0.9
Footwear	2.0	2.6	3.1	3.9	4.5	4.8	4.8	2.2
Wood & wood products	1.6	1.7	2.2	2.5	3.0	3.0	2.2	1.2
Paper & paper products	3.6	3.6	4.0	5.6	6.8	8.3	7.3	3.6
Printing, publishing & recorded media	2.3	2.5	3.4	3.8	2.1	2.3	2.2	1.1
Coke & refined petroleum products	3.2	5.8	8.0	19.4	24.9	31.7	24.2	14.7
Basic chemicals	13.9	15.5	17.2	20.3	25.0	37.7	24.8	13.3
Other chemicals & man-made fibers	15.2	15.4	18.0	21.2	28.1	36.2	34.5	18.2
Rubber products	2.8	2.8	3.7	4.1	5.9	6.8	5.8	3.3
Plastic products	2.9	3.2	4.0	4.9	5.9	7.2	6.1	3.2
Glass & glass products	1.0	1.0	1.2	1.4	2.0	2.1	1.8	0.9
Non-metallic minerals	2.6	3.0	3.7	4.9	6.9	7.6	5.7	2.9
Basic iron & steel	3.5	4.2	5.3	7.7	11.2	13.0	8.8	4.4
Basic non-ferrous metals	4.6	6.0	6.1	11.4	13.1	14.4	8.0	5.8
Metal products excluding machinery	4.7	5.5	6.1	7.7	9.8	13.3	10.4	5.3
Machinery & equipment	45.5	50.1	56.1	74.8	92.0	118.2	82.3	40.2
Electrical machinery	8.2	8.0	9.4	13.2	17.0	27.2	21.5	9.6
Television, radio & communication equipment	14.6	18.5	22.7	27.8	30.6	28.9	24.1	9.6
Professional & scientific equipment	8.4	9.3	10.7	13.7	15.6	19.6	16.9	8.2
Motor vehicles, parts & accessories	42.5	50.3	64.7	78.0	91.0	95.3	66.3	41.2
Other transport equipment	13.9	18.9	14.1	15.3	17.7	24.0	14.1	7.8

	2003	2004	2005	2006	2007	2008	2009	2010(1)
				Rand (billion)
Furniture	1.2	1.5	2.3	3.0	3.4	4.0	3.0	1.6
Other industries	3.5	4.2	5.2	6.7	8.1	9.9	7.6	3.8

Note: —

(1)	To June 30, 2010.
The following table sets forth South Africa’s balance of trade for the periods indicated.
Balance of Trade

Year	Balance of Trade
Rand (million)
2005	(2,001)
2006	(29,276)
2007	(40,531)
2008	(35,559)
2009	2,271
2010(1)	156

Note:—

(1) To June 30, 2010.

Source: SARB.
Exports
South Africa’s exports have traditionally consisted largely of primary products, especially mining products, with gold, diamonds, platinum group metals, coal and iron exported in large quantities.
The total value of South Africa’s exports fell by 20.5% between 2008 and 2009. This followed a sustained rise in exports during the global economic expansion which saw a boom in global trade and a 118.7% rise in the value of South African exports between 2004 and 2008.
As global conditions began to improve, exports started to stabilize in the fourth quarter of 2009 and the recovery continued in the first half of 2010. On a cumulative basis, exports increased by 7.4% in the first half of 2010 compared to the first half of 2009. Despite this robust recovery, exports have not yet returned to their pre-crisis levels. In the first half of 2010 exports reached R271.9 billion, 8.7% lower than the total of R297.8 billion in the first half of 2008.
The EU remains the largest destination for South African exports, with a total of R121.7 billion worth of goods exported to the EU in 2009, a 24% share of total exports. Within Europe, Germany (25.6%) and the UK remain the most important trading partners. Exposure to the smaller countries such as Spain, Italy and Portugal is limited.
The US remains an important export destination, with around 9% of exports going to this country.
China is now South Africa’s single largest trading partner. On average China absorbed 9.6% of South Africa’s exports in 2009; and this increased slightly to 9.9% in the first half of 2010. China’s importance as a trade partner for South Africa has increased considerably in recent years, and exports to China continued to grow during the recession. Nonetheless, the pattern of trade has been quite volatile. After rising by 77.2% in 2009, exports to China declined by 3.6% year-on-year in the first half of 2010 due to fall in base metals exports.
In Africa, South Africa enjoys a comparative advantage. From a regional perspective, South Africa exports 11% of its goods to SADC. In the first five months of the year, exports to SADC fell by 8.3% year-on-year despite increasing exports to Zimbabwe (18%) and the Democratic Republic of Congo (7.9%). Exports to Zambia fell by 10%, Angola (-38.7%), Mauritius (-11.8%) and Malawi (-20%).

Imports
Firm and sustained growth in domestic expenditure and high oil volumes contributed to the physical quantity of imports rising by a sizeable 11.1% in calendar 2005, 20.6% in 2006 and a further 11% in 2007. However, as the economy slowed and slipped in to recession, imports declined as both household spending and investment in capital equipment decreased. South Africa’s recession resulted in a sharp decline in imports by 25.7% between 2008 and 2009 as consumption contracted and investment growth slowed sharply. The impact of the crisis was broad based, affecting all main imports including a decrease in imports of base metals (34.8%), mineral products (31.7%) and vehicles (32%). As the domestic economic recovery has gathered pace, import growth has slowly picked up with imports rising by 3.1% on a cumulative basis between January and June 2010, relative to the same period last year.
South Africa’s Commitment to the WTO
South Africa was a founding member of the GATT and has been an active participant for decades in the various GATT rounds of multilateral trade negotiations. In line with the need to open up the economy and increase competition in the economy, South Africa liberalized most sectors of the economy since the 1990s.
Since the early 1990s, the tariff regime has undergone significant liberalization. The average applied rate declined from approximately 24% to approximately 8%; specific and formula duties that comprised 25% of all tariffs now comprise only 3.1% of all tariffs; and the proportion of duty-free lines is 53% compared to 45% in 1990.
South Africa has phased out support measures and subsidies inconsistent with the principles expressed in the GATT. This encourages South African industries to improve their competitiveness in domestic and foreign markets, whilst at the same time benefiting from cost reductions, supply side support measures and reduced import duties of trading partner countries that were negotiated in the Uruguay Round, as well as from certain market access preferences that have been granted to South Africa by Canada, the EU, Japan, Norway, Russia, Switzerland and the United States.
South Africa enjoys beneficial trade agreements with a number of countries, both multilateral and bilateral. It enjoys preferential treatment under African Growth and Opportunity Act when trading with the United States.
In Africa, South Africa drives growth and has a number of free trade agreements with African countries. These include Botswana, Namibia, Lesotho and Namibia, under the auspices of the Southern African Customs Union. South Africa is also an important member of the SADC, which allows for amongst others preferential trading access to Zimbabwe.
South Africa also has an agreement with the EU to export most of its goods duty free under the TDCA and is in the process of negotiating a new trade agreement and a new economic partnership agreement.
China, India and Brazil are also important markets for South Africa. Thus South Africa has strengthened diplomatic ties and trade cooperation with these countries.
Geographic Distribution of Trade
The following table sets forth the distribution of South Africa’s exports and imports of merchandise for the periods indicated.
Distribution of Merchandise Trade

	2004	2005	2006	2007	2008	2009	2010[1]
	Rand (billion)
Exports
Total	291.1	320.4	383.2	474.3	636.8	506.5	322.1
Japan	26.5	33.0	40.9	50.1	65.6	33.9	26.6
United States	29.3	30.5	40.3	51.9	65.3	41.0	28.8
Not allocated	36.4	30.6	37.5	43.2	51.0	57.6	33.8
Germany	20.1	20.7	26.4	34.0	45.8	32.3	25.4

	2004	2005	2006	2007	2008	2009	2010[1]
	Rand (billion)
United Kingdom	27.6	32.0	31.3	34.2	39.5	25.1	15.2
China	6.5	8.5	13.6	24.5	34.4	48.7	32.1
Netherlands	12.0	14.2	17.3	19.6	26.9	18.4	10.2
India	3.7	5.8	5.2	9.2	18.0	17.9	12.3
Belgium	7.2	8.8	9.9	12.1	16.1	10.4	6.7
Spain	7.1	8.7	10.0	12.9	15.4	8.8	4.8
Imports
Total	306.4	350.7	464.6	562.5	721.1	534.7	274.3
Germany	43.5	49.2	57.8	65.6	81.4	61.9	32.4
China	23.0	31.5	46.7	60.3	81.2	70.0	36.8

United States	26.0	27.3	35.2	43.1	56.9	40.7	18.9
Saudi Arabia	17.1	19.4	24.5	25.4	46.0	26.7	12.8
Japan	20.9	23.8	30.3	37.0	40.5	26.2	14.2
United Kingdom	21.1	19.5	23.1	27.2	29.5	21.4	10.7
Iran (Islamic Republic of)	15.2	14.3	18.3	20.8	27.1	22.1	9.2
Angola	1.7	1.9	2.5	11.6	22.4	11.7	8.7
France	18.6	15.4	16.9	18.8	20.5	16.6	8.4
India	4.5	7.0	11.0	12.5	18.8	15.4	9.6

Note:—

(1) First half of 2010.

Source: www.quantec.co.za.
Balance of Payments
The following table sets forth the balance of payments for South Africa for the periods indicated.
Balance of Payments(1)

							2010
	2004	2005	2006	2007	2008	2009	Q1(8)	Q2(8)
	Rand (million)
Current account
Merchandise exports (f.o.b.)(2)	281,827	331,338	12,220	493,893	655,759	503,656	126,228	139,400
Net gold exports(3)	28,698	27,023	35,470	39,898	39,898	48,534	12,376	14,760
Service receipts	63,425	71,808	82,643	97,111	105,352	100,681	25,211	26,077
Income receipts	20,973	29,550	41,207	48,448	48,254	34,075	9,341	7,142
Less: Merchandise imports (f.o.b)(2)	311,759	360,362	476,966	74,322	739,852	554,161	139,746	146,056
Less: Payments for services	66,420	77,197	96,623	115,740	138,684	123,579	31,268	33,787
Less: Income payments	448,823	60,975	75,982	117,266	122,129	87,593	21,286	20,258
Current transfers (net receipts+)	(10,869)	(15,680)	(15,768)	(16,575)	(18,909)	(22,428)	(5,774)	(2,681)
Balance on current account	(42,948)	(54,495)	(93,799)	(144,553)	(161,675)	(96,573)	(24,918)	(15,403)
Capital transfer account (net receipts+)	327	338	193	205	197	208	56	57
Financial account
Direct investment
Liabilities(4)	5,155	42,270	(3,567)	40,120	74,403	48,270	3,692	1,743
Assets(5)	(8,721)	(5,916)	(41,058)	(20,896)	25,888	(13,425)	923	(4,217)
Net direct investment	(3,566)	36,354	(44,625)	19,224	100,291	34,845	4,615	(2,474)

							2010
	2004	2005	2006	2007	2008	2009	Q1(8)	Q2(8)
	Rand (million)
Portfolio investment
Liabilities	46,262	36,188	144,501	97,485	(71,540)	107,190	44,053	28,405
Assets	(5,946)	(6,123)	(15,044)	(24,026)	(63,325)	(14,721))	(5,516)	(2,901)
Net portfolio investment	40,316	30,065	129,457	73,459	(134,865)	92,469	38,537	25,504
Other investment
Liabilities	10,944	32,735	60,750	58,711	47,730	(42,323)	(11,724)	(1,475)
Assets	(3,555)	(22,895)	(38,823)	2,119	82,983	20,677	(1,726)	10,121
Net other investment	7,389	9,840	21,927	60,830	130,713	(21,646)	(13,450)	8,646
Balance on financial account	44,139	76,259	106,759	153,513	96,139	105,668	29,702	31,676
Unrecorded Transactions(6)	35,999	12,306	16,627	38,659	91,394	7,726	18,922	(9,904)
Change in net gold and other foreign reserves owing to balance of payments transactions	37,528	34,263	29,792	47,816	26,066	17,037	23,765	6,424
Change in liabilities related to reserves(7)	2,949	2,577	(5,453)	(7,631)	(7,761)	(2,724)	1	(2,680)
SDR allocations and valuation adjustments	(10,617)	11,003	23,350	5,642	74,214	(38,647)	(8,672)	10,565
Net monetization (+) / demonetization (-) of gold	84	(226)	163	169	158	45	1	5
Change in gross gold and other foreign reserves	29,944	47,617	47,852	45,996	92,677	(24,289)	15,095	14,314
Change in capital transfer and financial accounts including unrecorded transactions	80,476	88,758	123,591	192,369	187,741	113,610	48,683	21,827

Notes:—

(1)	Data for the previous four years are preliminary and subject to revision.

(2)	Published customs figures adjusted for balance of payments purposes.

(3)	Commodity gold. Prior to 1981 net gold exports comprised net foreign sales of gold plus changes in gold holdings of the SARB and other banking institutions.

(4)	Investment by foreigners in undertakings in South Africa in which they have individually or collectively in the case of affiliated organizations or persons at least 10% of the voting rights.

(5)	Investment by South African residents in undertakings abroad in which they have at least 10% of the voting rights.

(6)	Transactions on the current, capital transfer and financial accounts.

(7)	Liabilities related to foreign reserves include all foreign liabilities of the SARB and short-term foreign loans to the National Government by international organizations.

(8)	Note that the figures in these columns are for the first and second quarters of 2010.

Source: SARB.
Current Account
From calendar 1985 to 1993, South Africa recorded current account surpluses that funded large capital outflows. Between 1995 and 2000, South Africa recorded current account deficits due to the currency depreciation and the sharp rise in the value of merchandise imports. After a brief period of current account surpluses in 2001 and 2002, the current account balance thereafter reverted into a deficit from 2003 onwards and recorded a deficit of R96.6 billion in 2009. On a quarter-to-quarter basis, merchandise exports declined by 43.5% in the first quarter of 2010 before reverting and increasing by 10.4% in the second quarter of 2010. The current account deficit, which amounted to R82.3 billion (seasonally adjusted and annualized) in the second quarter of 2009 decreased to R75.1 billion in the third quarter, contracted further to R71.4 billion in the fourth quarter of 2009. This deficit stood at R1.5 billion in the first two quarters of 2010.

Following a decline of 7.2% in calendar 1999, the value of net gold exports increased in 2000, 2001 and 2002. However, due to the appreciation of the Rand, the value of net gold exports decreased by 26.4% in calendar 2003, 10.6% in 2004 and 5.8% in 2005 before recovering with increases of 31.3% in 2006, 12.5% in 2007 and 21.6% in 2008. While the volume of net gold exports moved broadly sideways from 2001 to 2002, the rise in the value of net gold exports during the same period is attributed to the increase in the price of gold, which rose from an average price of US$290 per ounce in the first quarter of 2002 to US$323 per ounce in the fourth quarter of 2002. The volume of net gold exports contracted in 2003 and in all the subsequent years up to 2009. The average fixing price of gold in US dollars on the London market increased in all the corresponding years. The gold price in Rand terms improved to an average R8,648 for the first six months of 2010.
With the increase in domestic expenditure, the demand for imported goods and services rose in the 1999-2002 period, with merchandise imports rising from R189.4 billion in calendar 2000, to R221.2 billion in 2001 and to R283.0 billion in 2002. In calendar 2003, the value of merchandise imports decreased to R264.8 billion, before rising again. Declining wholesale prices in South Africa’s main trading partners and an increase in the average effective exchange value of the Rand resulted in a decline of approximately 11.0% in the average level of import prices from 2002 to 2003. The value of merchandise imports increased continuously, rising from R360.4 billion in calendar 2005 to R739.9 billion in 2008, before declining to R554.2 billion in 2009. In the first two quarters of 2010, the value of merchandise imports decreased to R589.4 billion (seasonally adjusted and annualized). The Rand price of imported goods moved broadly sideways in the second quarter of 2010, partly weighed down by the slight increase in the international price of crude oil as well as the relative strength of the exchange rate of the Rand, with the value of imports rising by 2.9% to R597.8 billion in the second quarter of 2010.
The deficit on South Africa’s services, income and current transfer account shrank by almost 22% in 2009 and by a further 5.5% in the first half of 2010, representing the most sizeable annual contraction in more than 40 years. The improvement in the deficit during 2009 could mainly be attributed to lower net income payments mainly driven by constrained dividend declarations resulting from low profit margins and the need to recapitalize balance sheet amidst challenging economic conditions prevailing during 2009. Inflows associated with the local spending of foreign tourists during the hosting of the 2010 FIFA World Cup tournament gave rise to record-high travel receipts thereby supporting the deficit during the second quarter of 2010.
Financial Account
During 2009 the surplus on the financial account of the balance of payments (including unrecorded transactions) recorded a new record level of R113.4 billion.
Mounting confidence levels associated with, among other factors, somewhat faster expected growth in emerging-market economies brought about a continuous inflow of capital into South Africa.
The following table sets forth capital movements into and out of South Africa for the periods indicated.
Capital Movements(1)

	For the year ended December 31,
							2010
	2004	2005	2006	2007	2008	2009	Q1	Q2
	Rand (million)
Liabilities(2)
Direct Investment(3)	5,155	42,270	(3,567)	40,120	74,403	48,270	3,692	1,743
Public corporations	(12,659)	(1,670)	0	0	0	0	0	0
Banking sector	1,640	31,134	1,040	4,898	36,141	1,148	150	(848)
Private non-banking sector	16,174	12,806	(4,607)	35,222	38,262	47,122	3,542	2,591
Portfolio investment	46,262	36,188	144,501	97,485	(71,540)	107,190	44,053	28,405
Monetary authorities	0	0	0	0	0	0	0	0
Public authorities	2,830	(9,829)	33,212	(1,104)	(23,349)	(23,349)	28,018	17,455
Public corporations	194	(6,998)	9,800	1,660	(2,559)	2,961	2,237	2,939
Banking sector	2,988	3,699	7,882	18,547	(4,771)	9,836	3,135	169

	For the year ended December 31,
							2010
	2004	2005	2006	2007	2008	2009	Q1	Q2
	Rand (million)
Private non-banking sector	40,250	49,316	93,607	78,382	(40,861)	67,410	10,663	7,842
Other Investments	10,944	32,735	60,750	58,711	47,730	(42,323)	(11,724)	(1,475)
Monetary authorities(4)	689	688	40	3,222	(2,218)	(174)	326	932
Public authorities	(2,078)	7,182	3,328	(5,811)	199	(2,535)	46	(915)
Public corporations	(3,337)	2,016	(913)	1,443	2,147	8,053	(250)	3,371
Banking sector	7,527	16,009	25,035	42,259	43,572	(35,304)	(9,786)	(5,241)
Private non-banking sector	8,143	6,840	33,260	17,598	4,030	(12,363)	(2,060)	378
Assets(5)
Direct Investment(6)	(8,721)	(5,916)	(41,058)	(20,896)	25,888	(13,425)	923	(4,217)
Public corporations	0	0	0	0	(87)	0	(26)	(243)
Banking sector	0	638	134	583	(14)	138	(68)	2
Private non-banking sector	(8,721)	(6,554)	(41,192)	(21,479)	25,989	(13,563)	1,017)	(3,976)
Portfolio investment	(5,946)	(6,123)	(15,044)	(24,026)	(63,325)	(14,721)	(5,516)	(2,901)
Monetary authorities	0	0	0	0	0	0	0
Public authorities	0	0	0	0	0	0	0
Public corporations	0	0	0	0	0	0	0
Banking sector	408	2,788	493	(4,554)	(4,930)	(1,489)	(951)	2,377
Private non-banking sector	(6,354)	(8,911)	(15,537)	(19,472)	(58,395)	(13,232)	(4,565)	(5,278)
Other Investments(7)	(3,555)	(22,895)	(38,823)	2,119	82,983	20,677	(1,726)	10,121
Monetary authorities	31	(43)	1	1	0	0	(1)	1
Public authorities	(669)	(994)	(1,574)	(357)	1,636	1,342	715)	1,398
Public corporations	(441)	189	60	(2,076)	(1,271)	(934)	(101)	(803)
Banking sector	(15,260)	(21,156)	(27,636)	(354)	80,842	(1,263)	(3,176)	10,501
Private non-banking sector	12,784	(891)	(9,674)	4,905	1,776	(21,532)	837	(976)

Notes: —

(1)	Identified capital movements.

(2)	A decrease in liabilities (outflow of capital) is indicated by parentheses.

(3)	Investment by foreigners in undertakings in South Africa in which they have individually (or collectively in the case of affiliated organizations or persons) at least 10% of the voting rights.

(4)	These transactions comprise only the liabilities of the Corporation of Public Deposits.

(5)	An increase in assets (outflow of capital) is indicated by parentheses.

(6)	Investment by South African residents in undertakings abroad in which they have individually (or collectively in the case of affiliated organizations or persons) at least 10% of the voting rights.

(7)	Including the long-term assets of the SARB and the Corporation of Public Deposits.

(8)	Through the first two quarters of 2010.

Source: SARB.
The following table sets forth total foreign direct investment by South African entities and total foreign direct investment in South Africa by foreign entities for the periods indicated. Data for 2009 and 2010 are not yet available.
Foreign Direct Investment

	2003	2004	2005	2006	2007	2008
	Rand (million)
South African foreign direct investment
Europe	137,356	166,743	190,360	238,768	276,406	253,689

	2003	2004	2005	2006	2007	2008
	Rand (million)
Africa	15,837	23,601	19,083	59,118	84,378	100,892
Americas	16,966	17,454	16,304	23,655	26,781	34,076
Asia	3,510	5,310	5,815	25,770	44,330	52,979
Oceania	6,807	6,807	6,809	6,810	16,594	21,376
Other	31	121	119	133	140	131

Total	180,507	220,036	238,490	354,254	448,629	463,143

Foreign direct investment in South Africa
Europe	245,716	300,938	436,231	535,607	656,084	492,301
Americas	39,817	41,902	44,087	51,168	64,093	65,196
Asia	20,480	15,200	14,343	19,798	24,721	68,155
Africa	4,659	4,167	3,989	4,074	5,711	5,225
Oceania	429	544	829	964	1,191	1,603
Other	107	107	107	111	125	139

Total	311,208	362,858	499,586	611,722	751,925	632,619

Source: SARB.
From the end of calendar 1985 to the end of calendar 2009, South Africa’s total foreign debt (including debt owed by both the National Government and private debtors), expressed as a percentage of GDP, increased from 23.2% to 27.8% and, expressed as a percentage of the country’s exports of goods and services, decreased from 126.1% to 96.7%. See also “National Government Debt — Debt Record.”
The following table sets forth total foreign currency-denominated debt of South Africa for the periods indicated.
Foreign Currency-Denominated Debt of South Africa(1)

	As of December 31,
	2005	2006	2007	2008	2009	2010(4)
	Rand (million)(2)
Foreign-currency-denominated debt
Public sector	29,321	36,117	38,342	49,020	41,537	40,741
Monetary sector(3)	49,610	72,101	86,225	112,861	73,876	59,981
Non-monetary private sector	40,982	68,370	68,459	98,822	79,350	82,168
Bearer bonds and notes	57,605	72,841	102,912	129,831	114,759	117,997
Long-term loans(4)	—	—	—	—	—	—
Total foreign-currency-denominated debt	177,518	249,429	295,938	390,534	309,522	300,887

Notes: —

(1)	Excluding blocked Rand accounts, ordinary and non-redeemable preference shares, quoted domestic debentures and quoted domestic loan stock.

(2)	Valued at middle-market exchange rates as of the end of period.

(3)	Including lending to other sectors.

(4)	As of June 30, 2010.

Source: SARB

Reserves and Exchange Rates
Since the abolition of the financial Rand and the dual exchange rate in 1995, South Africa has had a unitary market-determined exchange rate that applies to both current and capital transactions between residents and non-residents.
The Rand’s value appreciated in calendar 2003 in part as a result of rising foreign currency prices of South Africa’s main export commodities, the depreciation of the US dollar and the positive interest rate differential between South Africa and its main trading partners. At December 31, 2003, the Rand had strengthened by 16.2% from its level at December 31, 2002. From the end of 2003 to December 31, 2004, the nominal effective exchange rate of the Rand increased further by 11.7%, supported by a relatively weaker US dollar, firm commodity prices and positive investor sentiment towards South Africa. As of December 31, 2005, the external value of the Rand had declined by 3.6% compared to the end of 2004. The currency continued its gradual weakening and had depreciated by 14.8% from the end of 2005 to the end of 2006. Following a re-pricing of risk on financial markets during the second half of 2007, the Rand exchange rate depreciated by only 3.9% from the end of 2006 to the end of 2007. During 2008, the nominal effective exchange rate of the Rand declined sharply as the risk premium demanded by non-residents to hold the Rand increased and the global financial crisis reached its peak with the failure of Lehman Brothers. The currency declined on a trade weighted basis by 23.5% from the end of 2007 to the end of December 2008. However, as the risk appetite of foreign investors improved during 2009, commodity prices rose and the US dollar weakened the weighted average exchange rate of the Rand increased by 22.9% from the end of December 2008 to the end of December 2009. During the first 10 months of 2010, the nominal effective exchange rate of the Rand strengthened, on balance, by 4.3% mainly as a result of the foreign acquisition of domestic debt securities.
The following table sets forth, for the periods indicated, the exchange rate of the Rand per US dollar.
Rand
(against the US dollar)

				At
Year	Low	High	Average	Period End
2005	5.6497	6.9186	6.3623	6.3205
2006	5.9670	7.9520	6.7672	6.9737
2007	6.4639	7.5233	7.0544	6.7862
2008	6.7211	11.4740	8.2517	9.3035
2009	7.2439	10.5948	8.6238	7.7703
2010(1)	6.7780	7.9704	7.4064	7.0269

Note: —

(1) For the period through October 31, 2010.

Source: SARB.
Change in Reserves
South Africa’s net international reserves increased by R23.0 billion in calendar 2006, R31.3 billion in calendar 2007, R26.1 billion in calendar 2008, R17.0 billion in calendar 2009 and by R33.4 billion during the first nine months of 2010. South Africa’s gross gold and other foreign reserves increased from US$39.7 billion at the end of December 2009 to US$44.1 billion at the end of September 2010. Expressed in Rand terms, gross gold and other foreign exchange reserves increased from R292.7 billion at the end of December 2009 to R307.3 billion at the end of September 2010. Import cover improved from 19.9 weeks’ worth at the end of 2009 to 20.7 weeks’ worth at the end of June 2010.
The short-term credit facilities utilized by the SARB were repaid in June 2010.

The following table sets forth the gold and foreign exchange reserves of South Africa in each of the periods indicated.
Foreign Exchange Reserves

	As of December 31,						as of
	2004	2005	2006	2007	2008	2009	Sept. 30, 2010
	Rand (million)
South African reserve
Bank gold reserves(1)	8,887	12,970	17,634	22,843	32,426	32,753	36,774
Foreign exchange reserves
SDRs(2)	1,941	2,015	2,336	2,397	3,213	20,613	19,374
Other(3)	72,020	115,480	158,348	199,073	281,352	239,335	251,128
Total	82,848	130,465	178,318	224,313	316,991	292,701	307,276
National Government(3)(4)	12	12	11	12	11	11	11
Gross gold and other foreign reserves	82,860	130,477	178,329	224,325	317,002	292,713	307,287

Notes: —

(1)	Up to March 5, 2005 gold reserves were valued at 90% of the last 10 London fixing prices preceding end of period. From March 6 gold reserves were valued at market price taken at 14:30 on each valuation date.

(2)	SDRs.

(3)	Non-gold reserves are valued at the middle market exchange rate applicable at end of period.

(4)	Including both the reserve and super reserve tranche position in the IMF.

Source: SARB.

PUBLIC FINANCE
Background
South Africa’s public finances are organized into three levels: the National Government, provincial governments and local governments, the latter two of which are generally funded, except as described below, by transfer payments from the National Government and from their own revenue collections. Together with various extra-budgetary accounts and institutions as well as social security funds, these three levels of government comprise the general government. Recent developments in respect of the National Government’s public finances can be divided into two phases: a transitional period following the 1994 change of government in which the former regional authorities (the former TBVC states, formerly self-governing territories and the four former provincial administrations) were phased out and the new provincial authorities phased in and the present period of full implementation and effectiveness of the Constitution.
In 1995, the accounts of the former TBVC states, the formerly self-governing territories and the four former provincial administrations, which had previously been consolidated with the budget of the National Government, were closed and with effect from fiscal 1996, the nine provincial governments took responsibility for their own budgets and financial administration. Although the budgetary system involves devolution of expenditure and revenue-raising authority to the nine provincial governments, the National Government exercises budgetary control over these governments and prepares a standardized set of accounts for use by all levels of government. More than 90% of expenditure at provincial levels is financed out of revenues collected nationally. A framework for ensuring an equitable division to local government was introduced in 1998 and Provinces receive agreed shares of nationally collected revenue.
Local governments have gone through similar stages of transformation, starting with the transitional phase from the 1995 elections to December 2000 and continuing into the present phase, which began with the newly demarcated municipalities following the December 2000 local government elections. The transformation was aimed at making municipalities more accountable, financially stable and able to deliver critical services to all citizens. Changes include a reduction in the number of municipalities (from 843 to 284 and most recently to 283) and a concomitant increase in average size.
General government finances in South Africa represent a consolidation of the following: the National Budget; the budgets of the nine provincial governments; extra-budgetary accounts and funds; social security funds; and the budgets of local authorities. The National Government, provincial governments, social security funds and extra-budgetary accounts are jointly referred to in this document as the “Consolidated Government Budget.” The Consolidated Budgets include transfer payments to local governments, but do not constitute a consolidation of local government accounts. Municipalities, universities and polytechnics and various extra-budgetary funds derive substantial shares of their revenue from fees and charges or other sources. The Consolidated Government Budget presents the more relevant measure of National Government finances in South Africa. The public-sector borrowing requirement shows the budget balance for the entire public sector, including general government and the non-financial public enterprises.
The borrowing powers of provincial and local governments are regulated by law. Provinces and municipalities generally may borrow for capital projects only.
Under the Constitution, provinces have their own limited taxing powers and they are responsible for preparing budgets and for their own financial management. Provinces receive agreed shares of nationally collected revenue and a framework for ensuring an equitable division to local government was introduced in 1998. Legislation adopted in 1998 required the establishment of a National Treasury, the introduction of generally recognized accounting practices and uniform treasury norms and standards, the prescription of measures to ensure transparency and expenditure control in all spheres of government, and the establishment of operational procedures for borrowing, guarantees, procurement and oversight over various national and provincial revenue funds. In addition, in an attempt to stabilize provincial budgetary spending, this legislation provided that penalties could be imposed for overspending.
In terms of Section 230 of the Constitution, provinces are allowed to take out loans for either current expenditure, in the form of a bridging loan that must be repaid within a 12-month period, or capital projects. The

Borrowing Powers of Provincial Governments Act (1996) lists the conditions under which a province may take out loans for capital projects. The Act stipulates that loans must be approved by the loan coordinating committee, which is chaired by the Minister of Finance. Loans may be taken out as direct borrowing from the national government or from private banks and financial institutions. Provinces may not take out loans in foreign currency unless they are specifically authorized to do so by the Minister of Finance. As provinces are accountable in their own right, the National Government does not guarantee loans taken out by provincial governments and will not bail out any province that is unable to repay its loans.
A loan was approved to the Gauteng Province for implementing the Gautrain Rapid Rail Link. This is regulated through a loan agreement between the Minister of Finance and the Premier of Gauteng, and the Division of Revenue Act of 2009. The full loan amount provided was R4.2 billion.
The PFMA regulates the National Government’s financial administration and delineates the various roles of the National Treasury, the Minister of Finance (as head of the National Treasury), the National Revenue Fund, accounting officers, auditors, executive authorities, public entities and other government officials. This legislation also addresses, among other things, regulation of loans, guarantees and other commitments as well as penalties for financial misconduct. The legislation calls for the creation of an accounting standards board to set standard accounting procedures.
Legislation aimed at regulating local government spending, known as the Municipal Finance Management Act of 2003 (MFMA), took effect in July 2004. The legislation modernizes budget and financial management practices by placing local government finances on sustainable footing and puts in place a sound governance framework.
Municipalities can borrow over the long term to finance capital projects, acquire capital assets or refinance existing debt pursuant to Section 46 of the MFMA. Short-term borrowing (not for more than 12 months) is also possible for operational purposes only. However, the debt needs to be repaid within the financial year in which the debt was incurred pursuant to Section 45 of the MFMA. Furthermore, the Regulatory Framework for Municipal Borrowing (1999) recommends that every municipality should adopt a written debt policy when planning to issue debt. The policy assists in determining borrowing limits that a municipality can cope with. The MFMA further requires that all municipalities seek written comments from the relevant provincial and National Treasury in terms of proposed debt.
As of June 30, 2009, the local government debt market stood at R32.9 billion, of which municipal bonds accounted for R11.4 billion and the rest are long term loans. In the second quarter of 2010, local government debt was R37.8 billion.
The Constitution provides that the provincial and local governments are entitled to such percentages of nationally raised revenue as may be determined by Parliament (allocated among the provinces on an equitable basis) of all nationally collected revenue. This nationally collected revenue, together with other allocations or grants from National Government, the provinces’ own revenue collections, unspent balances from previous fiscal years and proceeds from loans for capital outlays finance the budgets of the provincial governments. The Constitution provides for the assignment of taxation powers to provinces within a national, regulated framework that is intended to ensure that all taxes are consistent with national economic policy. The Provincial Tax Regulation Process Act of 2001 provides a framework through which provinces can introduce and collect certain fees and taxes. These include automobile license and traffic fees, hospital fees, gambling fees and other user charges and levies. The Financial and Fiscal Commission, a constitutionally established body, has the responsibility of monitoring and overseeing intergovernmental fiscal relations. Additionally, in November 1997, the Intergovernmental Fiscal Relations Act of 1997 established the Budget Council and the Budget Forum to consider intergovernmental budget issues.
The structure of the local government equitable share formula, which was first introduced in the 1998-1999 National Budget, was revised for the 2004-2005 National Budget to improve the components for basic services and institutional arrangements and better reflect the revenue-raising capacity of municipalities, reflecting the primary purpose of the equitable share formula and the National Government’s commitment to extend basic services to low-income households at affordable prices. The local government’s equitable share increased from R7.7 billion in fiscal 2005 to R23.8 billion in fiscal 2009 and is projected to increase to R37.6 billion by fiscal 2012. The strong growth in the equitable share addresses the increased cost of bulk services, such as electricity, which makes up about 70% of the cost to municipalities of providing free electricity to some consumers. Increased support for the equitable share is intended to supplement municipal-own revenue to achieve universal access to basic public services.
Since calendar 1997, there has been little long-term net lending from the private sector to local governments. In an effort to stimulate the municipal debt market in 2000, the National Government adopted the Policy Framework for Local Government Borrowing and Financial Emergencies to ensure a clear and predictable legal and regulatory environment for effective and efficient local government borrowing in the capital markets. Between 2004 and 2006, the City of Johannesburg issued four bonds, totaling an amount of R3.9 billion raised in the debt capital markets in that period. The City of Johannesburg has also established a domestic medium term note program, allowing it to facilitate the issue of further bonds of up to R6 billion.
Unemployment Insurance Fund (UIF)
In 2001, the Minister of Labour tabled legislation to strengthen the administration of the UIF, target benefits more effectively to the poor and extend the coverage of the fund. Since the UIF was given an estimated amount of R605 million in 2001 to address its outstanding financial debts, it has been experiencing positive financial performances. The UIF was able to meet its operational expenditure requirement and recorded an operating cash surplus of R7.6 billion in fiscal 2010. The March 2009 actuarial evaluation indicated that the UIF is in a sound position to meet its cash-flow requirements over the next 10 years for a wide range of possible scenarios. The UIF had capital and reserves amounting to R34.6 billion as of March 31, 2009. It is estimated that the UIF’s financial performance surplus over the next three fiscal years will be R5.5 billion in fiscal 2011, R5.6 billion in fiscal 2012 and R6.9 billion in fiscal 2013.
The UIF has made substantial improvements in terms of financial viability and service delivery. New information management systems (Siyaya) have improved the quality and turnaround times of claims processing, provided more rapid responses to client enquiries and have fully integrated the UIF’s financial system. Another priority for the medium term is the recruitment and re-allocation of appropriate resources to manage the new business environment. The UIF added 166, 453 new employees to its database, raising the total to 7,757,241 registered employees. The UIF is committed to bringing services closer to its client base in all Provinces and has increased the number of Department of Labour centers with processing functions from 57 in fiscal 2008 to 125 in fiscal 2009 to 130 in fiscal 2010. In response to the global economic crisis, the UIF (which formed part of the National Government’s Framework for South Africa’s Response to the International Economic Crisis) earmarked R40 million to the Training of the Unemployed Scheme, from which around 700 candidates were enrolled to receive training by the Manufacturing, Engineering and Related Services Sectors Education and Training Authority (MERSETA). In addition, the UIF committed R1.2 billion towards the Training Layoff Scheme which is designed to provide support to companies that are in distress due to the economic downturn. Training skills and development is an important element of this response.
Compensation Fund (CF)
The CF supports employees who experience loss of income as a result of injuries, death or disease in the course of employment. Funds are raised through assessed levies on companies.
While the CF remains financially sound with an accumulated surplus of R8.5 billion as of March 31, 2010, it has experienced administrative inefficiencies and challenges, which are being addressed through a turnaround strategy. The CF recorded a 5% increase in the number of registered employers with a concomitant increase in revenue. In response to the dissatisfaction expressed by the public regarding the unjustifiably long turnaround time in processing claims for occupational injuries and diseases, the CF is speeding up the process of restructuring its information technology infrastructure. To ensure equity of access to services, the CF has decentralized its services to four provinces in fiscal 2010 (Limpopo, KwaZulu-Natal, Eastern Cape and Free State). Policy proposals under consideration include the rehabilitation and early reintegration to work policy framework and a new model to help determine employer assessment and premiums based on the number of accidents and claims made so that those with less exposure to diseases and injuries pay less premiums.

Road Accident Fund (RAF)
The liabilities of the RAF, including its short-term cash flow problems and the longer-term claims backlog, forced a reform in the system of compensation for victims of road accidents. The reform process started following the publication of the report of the RAF Commission in 2002. Following the report, which called for the reform of South Africa’s unlimited liability system of compensation for road accident victims, the Cabinet approved a strategy for the reform of the RAF for public consultation in June 2006. The strategy called for the reform of the RAF, to a no-fault road accident system that aims to establish a fairer and more cost-effective system of statutory protection for road users. This new proposal has been approved by the Cabinet for public consultation.
To address the immediate financial viability of the RAF, the RAF Amendment Act of 2005 (Amendment Act) was approved by the President. Since the promulgation of the Amendment Act, the level of compensation has been limited in respect of income and loss of support. The legislative amendments to the original RAF Act replaced the compensation system that promoted inequality and threatened the sustainability of the fund with a system that is more equitable, fair and transparent for the victims of road accidents. The Amendment Act also addresses the sustainability of the RAF, for example, by ensuring that caps are introduced for loss of earnings and support as well as general damages. In this regard, the amendments protect only those seriously injured, who will be able to receive additional compensation, in addition to their medical expenses and loss of income, to help them adjust their lives accordingly. The amendments are intended to go a long way towards stabilizing the RAF, reduce the possibility of fraudulent claims and enhance the RAF’s goal of long-term sustainability. However, due to the late promulgation of the Amendment Act (which only took effect in August 2008) and delays in the claims received, the amendments have not yet affected the RAF’s financial cash flows. The liquidity and the solvency of the fund remain under severe strain and the claims backlog persists. To address the chronic short term liabilities of the RAF, R2.7 billion was transferred to the RAF in fiscal 2006 and R2.5 billion in fiscal 2009. Despite these financial injections, the fund remains plagued by high claim settlement costs and increases in the amount of claims received by local and foreign road users, reiterating the need to approach the necessary reform systemically.
South African Social Security Agency (SASSA)
The SASSA was created in accordance with the SASSA Act of 2004. The administration and payment of grants was shifted from the Provincial Departments of Social Development and is now administered by the SASSA which is registered as a public entity.
The SASSA is responsible for the delivery of government “social assistance” grants to the poorest of the poor in the country. Social assistance means assistance or a financial award in the form of grants provided by the National Government to residents who are unable to sustain themselves.
Expenditure on social security increased from R36.9 billion in fiscal 2004 to a projected R85.2 billion in fiscal 2010, constituting 3.5% of GDP.
The Budget Process
The National Government’s fiscal year ends on March 31 of each year. The Minister of Finance and National Treasury prepare the Budget with the assistance of the Minister of Finance’s Committee on the Budget and approval of Cabinet. The National Treasury is responsible for the fiscal framework within which the budget is constructed and also coordinates the preparation of expenditure estimates.
The Minister of Finance presents the National Budget to Parliament in February of each year, with provincial treasuries separately presenting their budgets shortly after the National Budget is proposed. Since the presentation of the 1998-1999 Budget, Parliament has been presented each year with a set of three-year spending plans, but is asked to vote only on the budget for the coming year. Each year’s National Budget is based on certain key economic assumptions regarding, among other things, GDP growth, inflation, employment growth, taxable income, private consumption expenditure, government consumption expenditure, import and export levels and investment.

In addition to presenting expenditure estimates to Parliament, the Minister of Finance is responsible for estimating the revenue that existing taxes and tax rates will raise and for proposing tax amendments, if any. The National Budget then takes the form of an appropriations bill authorizing National Government expenditures. The appropriations bill originates in the National Assembly and then goes to the Standing Committee on Appropriations of the National Assembly and the Select Committee on Appropriations of the National council of Provinces before being debated and finally passed by both houses of Parliament toward the end of the Parliamentary session.
In April 2009, Parliament assented to the Money Bills Amendment Procedure and Related Matters Act of 2009 (the Money Bills Act). The Money Bills Act reconciles Parliament’s legislative and oversight mandate provided for in the Constitution and provides for, amongst others, a procedure to amend money bills before Parliament. In essence, the new Money Bills Act is viewed as a legislative milestone that will afford Parliament powers to adjust the National Budget. In exercising its powers Parliament must ensure that (a) there is an appropriate balance between revenue, expenditure and borrowing; (b) levels and debt interest cost are reasonable; (c) the cost of recurrent spending is not deferred to future generations; and (d) there is adequate provision for spending on infrastructure development, overall capital spending and maintenance. In addition, Parliament must consider the short, medium and long term implications of the fiscal framework, division of revenue and the long-term growth potential of the economy and the development of the country and must take into account cyclical factors that may impact on the prevailing fiscal position, public revenue and expenditure.
As in the case of the National Budget, the budgets of the provincial governments have been accompanied by three-year expenditure projections since 1999. The MTEF is intended to illustrate forward trends in expenditure priorities and to provide a firmer foundation for fiscal planning and review purposes.
The Minister of Finance is required to indicate each year how the expected deficit between Consolidated Government expenditure and revenue is to be financed or how any surplus is to be applied. The annual Consolidated Government Budget deficit financing requirement is principally met through the issue of long-term fixed and non-fixed-rate National Government debt in the domestic capital market. The South African bond market is well-developed and highly liquid, and has attracted considerable foreign investor interest. The National Government also borrows from time to time in foreign capital markets, in which case the interest due and final repayment must be repaid in foreign currency.
During the course of each fiscal year, government departments and other spending agencies are held to the spending plans approved in the National Budget by a system of expenditure controls under the direction of the National Treasury. Subsequently, audits of all government accounts provide Parliament and the public with verification of the uses to which public funds have been put. The auditor-general, a constitutionally independent official, supervises this auditing process. Accountability is further promoted by the breakdown of expenditures into “votes” for particular government departments, whose director-generals are the accounting officers responsible for these monies. Further breakdowns into departmental programs and into so-called economic classification items (for example, employee compensation and payments for capital assets) serve to indicate in more detail the commitment of funds to defined purposes.
The Treasury Committee, comprised of the President, Deputy President, the Minister of Finance, the Deputy Minister of Finance and other Cabinet members who have been assigned the task of assisting the Cabinet in evaluating additional expenditure requests that arise during the course of a budget year, seeks to ensure prudent fiscal management. In order for the Treasury Committee to approve an additional expenditure request, the expenditure must be deemed to be unforeseeable and unavoidable, or to fall within another legally prescribed category to qualify for inclusion in the Adjustments Budget. A contingency reserve is set aside each year of the MTEF to deal with such requests. Such amendments to some elements of the current year’s budget and the Consolidated Budget (in departmental allocations) are made by Parliament in an Adjustments Budget toward the middle of the fiscal year.
Also around the end of October each year, the Minister of Finance presents the MTBPS. This policy statement outlines the priority policy proposals and the new MTEF that will underpin the next year’s budget.

MTBPS
In the 2010 MTBPS, the National Treasury projects main budget revenue for fiscal 2010 to amount to R761 billion, or R22.6 billion higher than the February 2010 estimate. Taking into account projected under-spending, declared savings and the adjusted state debt cost estimate, the revised estimate of total expenditure from the National Revenue Fund in fiscal 2010 is R904.1 billion. In February 2010, an expenditure of R907 billion was budgeted for fiscal 2010. The budget balance of the consolidated National Government budget for fiscal 2010 has been revised to a deficit of 5.3% of GDP. As the economy recovers further during 2011, the budget balance projection moves to a deficit of 3.2% of GDP in fiscal 2013.
The audited tax revenue outcome of R598.7 billion for fiscal 2009 was R60.6 billion lower than the original budget estimate in February 2009 and R8.3 billion higher than the revised 2010 Budget Review estimate.
Over the medium term, tax revenue is projected to recover in line with economic growth. Given the pronounced decline in revenue during the recession, it is expected that the recovery in fiscal 2011, coming off a low base, will be strong. This projection reflects cyclical effects, rather than a permanent or structural increase in the size of the tax base. Between fiscal 2012 and fiscal 2014, growth in tax revenue is expected to be broadly in line with nominal economic growth. The 2010 MTBPS sets out the macroeconomic, fiscal and public- expenditure priorities for the medium term. The 2010 MTBPS illustrates the National Government’s economic, social and development policy priorities in the context of projections, for performance of the economy over the next three years and the current framework for fiscal policy and the Consolidated Government Budget. Details of National Government’s new growth path will be developed in consultation with social partners and discussed more fully in the 2010-2011 National Budget.
Consolidated government expenditure of R1059.1 billion is proposed for fiscal 2012, 8.4% more than the revised estimate of expenditure for fiscal 2011. An amount of R89.2 billion is added to consolidated government expenditure over the MTEF.
Public-spending growth will continue to support investment in physical infrastructure, as well as higher investment in education and health. Expenditure on infrastructure by general government and non-financial public enterprises will continue to rise by an annual average nominal growth of 4.7% over the medium term. The public sector borrowing requirement moderates to 9.2% of GDP next fiscal year, from 11.1% in fiscal 2010. This is largely driven by borrowing for capital expenditure programs by the non-financial public enterprises. National Government contributed to Eskom’s capital investment program in February 2009. The Eskom Subordinated Loan Special Appropriation Act (2008) provides for a loan of R60 billion in tranches of R10 billion in fiscal 2008, R30 billion in fiscal 2009 and R20 billion in fiscal 2010. National Government recently extended a further R174 billion loan guarantee to Eskom for the purpose of funding its capital expenditure program.
The improvement in revenue collections in line with economic growth at general government level result in the cash position of the public sector moving from a deficit of 9.0% of GDP in fiscal 2009 to a borrowing requirement averaging about 7.6% over the medium term. The main factors driving the public sector borrowing requirement over the medium term are the National Budget deficit and borrowing by non-financial public enterprises to finance their capital investments.
The MTEF allocates R801.2 billion across the three spheres of government in fiscal 2011. This increases to R914.1 billion by fiscal 2013. The local share of nationally raised revenue grows from 8.4% in fiscal 2011 to 8.6% by fiscal 2013, while the provincial share rises from 44.9% to 44.6% over the same period. The proposed allocations aim to strengthen the ability of provinces and municipalities to deliver better-quality services, particularly in poor communities; to invest in and maintain key infrastructure; and to support labor-intensive delivery of services.
Debt-service costs have fallen from nearly 5.6% of GDP in fiscal 1998 to 2.3% in fiscal 2009. Declining deficits and fiscal surpluses in recent years have resulted in a particularly pronounced drop in debt-service costs. This has created significant fiscal space, enabling government to preserve the real value of previous allocations and make available additional resources to improve the availability and delivery of public services without having to increase taxes. The National Government’s decision to sustain spending in key areas over the forecast period has meant additional borrowing is required to cover the slowdown in revenue collections. This means debt service costs rise from 2.5% of GDP in fiscal 2010 to 3.0% of GDP by fiscal 2013.

2010 MTEF
The 2010 MTEF which was recently announced together with the MTBPS sets out the 2011 consolidated expenditure framework. The framework consists of revised baseline estimates that do not take into account policy-related spending proposals that are presently under consideration. The baseline estimates reflect the National Government’s current spending priorities, namely, education, social protection, transport and health services which take up the largest of planned expenditure. Strong growth can be seen in housing, water supply, police services and law courts.
2010-2011 National Budget and Consolidated Government Budgets
2010-2011 National Budget
In February 2010, the South African Minister of Finance submitted the 2010-2011 National Budget to Parliament.
The 2010-2011 National Budget and the three-year MTEF estimates continued the countercyclical fiscal stance and gave effect to budgetary priorities such as continued spending on social services, infrastructure development, job creation, developing human resources, ensuring the safety and security of the state and citizenry broadening access to economic opportunities and ensuring support for local development.
The 2009-2010 National Budget allocated an additional R45.6 billion to the nine provincial governments for the 2010 MTEF, each of which has responsibility for developing its own budget and financial administration within the constraints of national fiscal policy. Although the 2010-2011 National Budget continues the process of devolution of expenditure and revenue-raising authority to the provincial governments, the National Government exercises budgetary control over these governments and has prepared standardized sets of accounts for use by all levels of government.
The National Government estimates that total national revenues for fiscal 2010 will amount to R673.6 billion. National Budget expenditure for fiscal 2010 was estimated at R815.7 billion. Consequently, a main budget deficit of R142.1 billion, or -5.3% of GDP, is forecasted. A net borrowing requirement of R140.2 billion is expected, which includes extraordinary receipts totaling R2.5 billion.
In January 2001, South Africa’s source-based income tax system was replaced with a residence-based income tax. Under this regime, South African residents are taxed on their income, irrespective of where in the world that income is earned. The residence-based income tax system broadens the tax base, ensuring that all South African residents contribute to the cost of providing public goods and services according to their ability to pay. A capital gains tax was introduced in April 2001 and became effective in October 2001.
2010-2011 Consolidated Government Budget
The amounts reflected in the budget votes of the national departments whose functions are partially devolved to the provinces do not illustrate total allocations to such functions. By contrast, the Consolidated Government Budget presents a more relevant measure of trends and priorities in government finances in South Africa, particularly in the socio-economic field, and hence the tables and discussion below focus on this measure of government expenditure. See “Public Finance — Background.”
The 2010-2011 Consolidated Government Budget expenditure was budgeted at R904.1 billion for fiscal 2010. The deficit on the Consolidated Government Budget is lower than that in the main National Budget due to surpluses in the social security funds, primarily attributable to the surpluses of the Unemployment Insurance Fund and Compensation Funds.
The estimated 2010-2011 Consolidated Government Budget continues to build on policy priorities established in 2001, with a special emphasis on growth-enhancing spending as well as spending programs that target the poor and vulnerable groups. Growth in all categories of social services spending reflects the National Government’s commitment in improving the social well-being of South Africans.
Education remained the largest category of expenditure, followed by welfare and social security services. Healthcare expenditure was also very significant as the operational plan for the comprehensive treatment and care of HIV and AIDS is fully implemented (see “ — Public Health — HIV and AIDS”). Economic services and protection services spending accelerated and remained an important feature of the Consolidated Budget in fiscal 2011.
The following table sets forth the consolidated National Government expenditure as set out in the 2010-2011 Consolidated Government Budget for the periods indicated.
Consolidated Government Expenditure

	Fiscal 2007		Fiscal 2008		Fiscal 2009		Fiscal 2010
		% of		% of		% of	Revised	% of
	Outcome	total	Outcome	total	Outcome	total	estimate	total
				Rand (million)
Economic classification
Current Payments	350,708	59.3%	411,711.1	57.9%	474,662.5	57.0%	529,0667.7	58.5%
Compensation of employees	194,985	33.0%	232,546.6	32.7%	271,922.9	32.7%	305,627.0	33.8%
Goods and services	98,812	16.7%	120,460.4	16.9%	140,182.1	16.8%	149,482.7	16.5%
Interest and rent on land	56,910	9.6%	58,704.0	8.2%	62,557.6	7.5%	73,957.0	8.2%

Transfers and subsidies	205,715	34.8%	239,440.2	33.6%	266,440.2	32.0%	283,038.5	31.3%
Municipalities	42.301	7.2%	48,194.5	6.8%	54,149.5	6.5%	63,716.9	7.0%
Departmental agencies and accounts	21,172	3.6%	25,449.9	3.6%	24,480.7	2.9%	16,678.3	1.8%
Universities and technikons	12,049	2.0%	14,066.3	2.0%	15607.9	1.9%	17,806.4	2.0%
Foreign governments and international organizations	1,290	0.2%	1,499.1	0.2%	1,999.1	0.2%	1,802.5	0.3%
Public corporations and private enterprises	20,573	3.5%	22,074.0	3.1%	24,262.3	2.9%	23,124.9	2.6%
Households	96,090	16.3%	112,229.7	15.8%	127,422.8	15.8%	139,941.9	15.5%
Payments for capital assets	32,901	5.6%	49,378.4	6.9%	59,725.1	7.2%	70,776.8	7.8%
Buildings and other fixed structures	22,856	3.9%	36,839.7	5.2%	45,510.3	5.5%	54,563.6	6.0%
Machinery and equipment	9,157	1.5%	10,865.6	1.5%	12,598.3	1.5%	14,903.0	1.6%
Software and other intangible assets	692	0.1%	1,180.9	0.2%	945.3	0.1%	1,003.4	0.1%
Land and subsoil assets	108	0.0%	341.6	0.0%	337.0	0.0%	149.9	0.0%
Payment for financial assets	1,949	0.3%	11,127.6	1.6%	31,705.0	3.8%	21,225.6	2.3%
Subtotal: Economic classification	591,272	100%	711,657	100%	832,534	100%	904,108	100%
Functional classification
General public services	85,402	14.4%	94,995	13.3%	100,297	12.0%	114,325	12.6%
Defense	29,454	5.0%	32,959	4.6%	36,362	4.4%	35,742	4.0%
Public order and safety	59,399	10.0%	68,555	9.6%	77,928	9.4%	86,785	9.6%
Police Services	8,752	1.5%	10,444	1.5%	12,014	1.4%	13,329	1.5%
Law courts	39,104	6.6%	44,724	6.3%	51,535	6.2%	57,366	6.3%
Prisons	11,542	2.0%	13,387	1.9%	14,378	1.7%	16,090	1.8%
Economic affairs	81,716	13.8%	112,171	15.8%	152,124	18.3%	148,441	16.4%
General economic, commercial and labor affairs	9,510	1.6%	11,312	1.6%	15,637	1.9%	15,398	1.7%
Agriculture, forestry, fishing and hunting	13,818	2.3%	15,169	2.1%	15,187	1.8%	16,844	1.9%
Fuel and energy	6,176	1.0%	16,675	2.3%	38,293	4.6%	28,760	32%
Transport	38,431	6.5%	53,276	7.5%	64,013	7.7%	68,119	7.5%
Economic affairs not elsewhere classified	13,781	2.3%	15,740	2.2%	18,994	2.3` %	19,319	2.1%
Environmental protection	3,665	0.6%	4,275	0.6%	4,880	0.6%	5,706	0.6%
Housing and community amenities	56,631	9.6%	68,493	9.6%	82,890	10.0%	97,383	10.8%
Housing and community development	37,537	6.3%	46,731	6.6%	56,099	6.7%	68,617	7.6%
Water supply	19,095	3.2%	21,762	3.1%	26,792	3.2%	28,766	3.2%

	Fiscal 2007		Fiscal 2008		Fiscal 2009		Fiscal 2010
		% of		% of		% of	Revised	% of
	Outcome	total	Outcome	total	Outcome	total	estimate	total
				Rand (million)
Health	64,701	10.9%	77,641	10.9%	91,396	11.0%	101,861	11.3%
Recreation and culture	8,682	1.5%	9,907	1.4%	7,704	0.9%	6,426	0.7%
Education	108,871	18.4%	110,132	15.5%	156,077	18.7%	173,235	19.2%
Social protection	92,750	15.7%	132,529	18.6%	122,875	14.8%	134,204	14.8%
Subtotal: Functional classification	591,272	100.0%	711,657	100.0%	832,534	100.0%	904,108	100.0%
Plus:
Contingency reserve	—	—	—	—	—	—	—	—
Total consolidated expenditure	591,272		711,657		832,534		904,108
Total	591,272	—	711,657	—	832,534	—	904,108	—

	Fiscal 2011		Fiscal 2012		Fiscal 2013
	Budget	% of	Budget	% of	Budget	% of
	estimate	total	estimate	total	estimate	total

Economic classification
Current Payments	580,993	60.1%	629,140	60.5%	676,405	60.4%
Compensation of employees	328,944	34.0%	346,932	33.3%	367,228	32.8%
Goods and services	165,698	17.1%	180,479	17.3%	192,576	17.2%
Interest and rent on land	86,351	8.9%	101,729	9.8%	116,601	10.4%
Transfers and subsidies	317,006	32.8%	342,198	32.9%	367,321	32.8%
Municipalities	71,455	7.4%	78,460	7.5%	83,770	7.5%
Departmental agencies and accounts	22,314	2.3%	22,240	2.1%	24,508	2.2%
Universities and technikons	19,597	2.0%	20,958	2.0%	22,111	2.0%
Foreign governments and international organizations	2,245	0.2%	2,226	0.2%	2,506	0.2%
Public corporations and private enterprises	23,503	2.4%	25,196	2.4%	26,714	2.4%
Households	155,972	16.1%	169,883	16.3%	183,188	16.4%
Payments for capital assets	68,022	7.0%	69,030	6.6%	75,438	6.7%
Buildings and other fixed structures	52,352	5.4%	53,251	5.1%	59,174	5.3%
Machinery and equipment	14,584	1.5%	14,909	1.4%	15,200	1.4%
Software and other intangible assets	908	0.1%	692	0.1%	876	0.1%
Land and subsoil assets	145	0.0%	145	0.0%	153	0.0%
Other assets	33	0.0%	34	0.0%	35	0.0%
Payment for financial assets	768	0.1%	8	0.0%	37	0.0%
Subtotal: Economic classification	966,789	100.0%	1,040,377	100.0%	1,119,201	100.0%
Functional classification
General public services(3)	126,980	13.1%	142,109	13.7%	160,344	14.3%
Defense	40,558	4.2%	43,552	4.2%	46,209	4.1%
Public order and safety	94,189	9.7%	101,554	9.8%	108,168	9.7%
Police Services	14,260	1.5%	15,976	1.5%	16,959	1.5%
Law courts	62,607	6.5%	66,773	6.4%	71,265	6.4%
Prisons	17,322	1.8%	18,806	1.8%	19,945	1.8%
Economic affairs	132,146	13.7%	137,686	13.2%	146,267	13.1%
General economic, commercial and labor affairs	16,633	1.7%	16,380	1.6%	17,316	1.5%

	Fiscal 2011		Fiscal 2012		Fiscal 2013
	Budget	% of	Budget	% of	Budget	% of
	estimate	total	estimate	total	estimate	total
Agriculture, forestry, fishing and hunting	17,976	1.9%	19,130	1.8%	20,244	1.8%
Fuel and energy	9,262	1.0%	9,548	0.9%	10,101	0.9%
Mining, manufacturing and construction	2,891.1	0.3%	2,822.6	0.3%	2,964.8	0.3%
Transport	67,546	7.0%	71,163	6.8%	75,824	6.8%
Economic affairs not elsewhere classified	20,730	2.1%	21,465	2.1%	22,781	2.0%
Environmental protection	6,230	0.6%	6,754	0.6%	6,607	0.6%
Housing and community amenities	110,135	11.4%	119,995	11.5%	127,814	11.4%
Housing and development	77,475	8.0%	83,537	8.0%	89,295	8.0%
Water supply	32,661	3.4%	36,458	3.5%	38,519	3.4%
Health	111,427	11.5%	119,016	11.4%	127,063	11.4%
Recreation and culture	6,000	0.6%	6,357	0.6%	6,746	0.6%
Education	190,716	19.7%	201,701	19.4%	215,781	19.3%
Social protection	148,405	15.4%	161,653	15.5%	174,203	15.6%
Subtotal: Functional classification	966,789	100.0%	1,040,377	100.0%	1,119,201	100.0%
Plus:
Contingency reserve	10,426	—	18,724	—	34,972	—
Total consolidated expenditure	966,789		1,040,377		1,119,201
Total	977,214	—	1,059,100	—	1,154,173	—

Notes: —

(1)	Consisting of national and provincial government, social security funds and selected public entities. Refer to Annexure W2 of the 2010 Budget Review for a detailed list of entities included. In some cases figures were estimated by the National Treasury and may differ from data published by Stats SA and SARB.

(2)	Includes biological and heritage assets.

(3)	Mainly general administration, cost of raising loans and unallocatable capital expenditure.

Source: The 2010 MTBPS.
During the past decade, growth in consolidated National Government expenditure has exceeded both nominal GDP growth and population growth in South Africa due to the occurrence of various extraordinary items. In fiscal 1993 and fiscal 1994, public sector borrowing amounted to approximately 10% of GDP. These extraordinary items have included the costs of early retirement offers to former civil servants, losses incurred by the SARB on its foreign exchange forward cover operations and various costs associated with political transition in 1994 and the establishment of a new democratic order. If Consolidated Government expenditure is broadened to include all expenditures by extra-budgetary accounts and funds of the National Government and provincial governments, universities and polytechnics (including those in the former TBVC states) and local governments, total government expenditure (technically referred to as general government expenditure) rose from 30% of GDP in fiscal 1983 to 40.9% of GDP in fiscal 1994, of which 3.8% represented settlements of extraordinary liabilities to National Government pension funds and the SARB. Consolidated government expenditure was 30.8% of GDP in fiscal 2008 and the public sector borrowing requirement was in deficit at R 93.4billion, or 4% of GDP.
Taxation
Taxation in South Africa is administered by the South African Revenue Services (SARS), an autonomous body managed by a board of directors which was established by legislation to collect revenue and ensure compliance with tax law. SARS’ vision is to be an innovative revenue and customs agency that enhances economic growth and social development and supports South Africa’s integration into the global economy in a way that benefits all South African citizens. Amongst other, SARS collects personal income tax, company tax, value-added tax, customs duties on imports, excise duties on prescribed goods, fuel levies and various other taxes.

While most tax revenues are collected at the national level, municipalities impose and collect property taxes. In addition, the main sources of revenue (although limited in scope) for provinces are motor vehicle license fees and gambling taxes. Non-tax user charges are levied principally by municipalities and extra-budgetary institutions, such as universities, museums, statutory research councils and public entities.
The National Government aims to maintain and strengthen a tax system that is fair, efficient and internationally competitive, while meeting fiscal policy requirements. Recognizing that improving tax administration and collection are essential steps toward achieving meaningful tax reform in the future, the National Government seeks to narrow the tax compliance gap and broaden the tax base. It is the National Government’s policy intention to keep tax law as simple as possible in order to minimize collection and compliance costs and to monitor the tax system on a continuous basis.
Although at the beginning of 2010, there were indications of the global economy recovering from the global recession, the South African estimated tax revenue for fiscal 2010 was projected to be R68.9 billion lower than the budgeted R659.3 billion announced in February 2009. However, the estimate was R1.4 billion higher than the estimate in October 2009. The shortfall in the estimated tax revenue was mainly in corporate income tax, VAT, customs duties, personal income tax and secondary tax on companies (STC).
The National Government has over the past 10 years adjusted income tax brackets to take account of the effects of inflation on income tax paid by individuals. In fiscal 2010, budget proposals resulted in net tax relief of R4.6 billion. Personal income tax bracket adjustments amounted to R13.55 billion in revenue loss. In fiscal 2011, budget proposals are said to result in a net tax relief of R6.75 billion for individuals and companies and increased tax revenues of R6.3 billion. Most of the relief will be provided to the lower-income brackets.
The top marginal personal income tax rate remains at 40% and the minimum tax threshold for taxpayers under the age of 65 was increased to R57,000 in fiscal 2011, compared with R54,200 for fiscal 2010. The minimum tax threshold for taxpayers over the age of 65 was increased to R88,528 for fiscal 2011.
In the 2010-2011 National Budget, the domestic interest exemption threshold was increased from R30,000, the previous year to R32,000 for taxpayers 65 years and older and from R21,000 to R22,300 for taxpayers younger than 65. The threshold of the exemption applicable to foreign interest income was increased from R3,500 to R3,700 per annum and the annual exclusion threshold for capital gains or losses was increased from R17,000 to R17,500.
Company Tax
Over the past few years, South Africa has reduced the headline corporate income tax rate from 40% to 35% in fiscal 1995 to 30% in fiscal 2000, 29% in fiscal 2006 and 28% in fiscal 2009. Branches of foreign companies operating in South Africa are taxed at a rate of 33%, but no secondary tax is levied on these companies.
As of October 1 2007, STC was levied on dividends declared by South African companies. STC was reduced from 12.5% to 10.0%, while its tax base was redefined. The second phase of the STC reform entails the conversion to a classical system of taxing dividends at the shareholder level. Individual and non-resident shareholders will be liable for the new dividend tax, while resident corporate shareholders (inter-company dividends) will be exempt. Institutions that are exempt from income tax will also be exempt from the new dividend tax. The company paying the dividend will be liable to withhold the tax and pay it to the SARS. As the tax will be levied on the shareholder, the definition of dividend has been revised to reflect a dividend in relation to receipts by shareholders. These receipts will constitute a dividend if they represent amounts not previously contributed by the shareholder for the issue of shares in the company.
As an anti-avoidance measure, a special regime for passive holding companies will ensure that dividends received by such companies are taxed as if they were received by an individual.
Further amendments with respect to the proposed dividend tax were made in 2009. A new definition for dividends was introduced, which provides for any amount transferred by a company to a shareholder by virtue of a share as a dividend, with certain exclusions. Dividend withholding rules as well as anti-avoidance measures were also refined.

As a transitional measure, companies will be able to offset accumulated STC credits against dividends declared for a period of up to five years. The special regime for passive holding companies, which will only come into effect when the new dividends tax comes into effect, will ensure that dividends received by passive holding companies are taxed at a set rate.
The National Government is still in the negotiation process with respect to the new dividends tax system, and it is unclear as to when the new regime will come into force.
As of January 1, 2010, the distributions from collective investment schemes (CIS), follow the flow-through principle, meaning that the income (e.g. interest, dividends, etc) received by the CIS in securities will retain its nature when distributed to the CIS unit holders. A withholding tax on interest will be introduced which takes effect on January 1, 2013. As a result all interest paid to non-residents will be taxed at a final withholding tax rate of 10% and will be payable within 14 days after the end of the month during which the interest is paid. However, this 10% withholding charge will be subject to some exemptions. For now, interest from domestic debt paid to foreign portfolio investors will remain wholly untaxed with regards to government bonds listed debt instruments (i.e. debt listed on the JSE or a foreign exchange), any debt owed by a domestic bank or the SARB, domestic dealer and brokerage accounts and domestic collective investment schemes.
The exemption of interest owned by domestic banks does not include back-to-back loan agreements designed to circumvent the 10% withholding tax e.g., if the bank acts as an intermediary to facilitate the unlisted borrowing of funds by a domestic company from a foreign lender. In addition to the exemption for mobile portfolio debt capital, cross-border interest withholding contains three additional exemptions which apply to: (i) trade finance, (ii) certain foreign payors and foreign payees, and (iii) certain forms of debt owed by a headquarter company. South African double tax agreements with low tax jurisdictions that provide for a zero withholding rate will be renegotiated.
Amendments to the controlled foreign companies legislation have been enacted to broaden the controlled foreign company rules in South Africa. As of January 1, 2011, a controlled foreign company will include a foreign company where more than 50% of the total participation rights in that foreign company is not only directly held, but also indirectly held by one or more persons that are South African residents other than persons that are headquarter companies.
Currently, no withholding taxes are payable on interest paid to non-residents. However, a withholding tax on interest paid to non-residents (which is not a controlled foreign company) will take effect on January 1, 2013. As a result all interest paid to non-residents will now be taxed at a final withholding tax rate of 10% and will be payable within 14 days after the end of the month during which the interest is paid. However, this 10% withholding charge will be subject to some exemptions. International transactions are currently subject to rules dealing with transfer pricing and controlled foreign companies.
South Africa has introduced specific provisions in the various tax acts (Income tax Act, Value Added Tax and Securities Transfer Tax) to cater to Islamic finance. The changes focus on certain commonly used Shari’a compliant arrangements within South Africa, particularly, Mudaraba, Murabaha and Diminishing Musharaka. The changes seek to place the above mentioned products on an equal footing with conventional finance products. These changes will be effective from a date to be announced by the Minister of Finance by notice in the Gazette.
An important amendment comes into effect on October 11, 2011 regarding transfer pricing rules which have been modernized in line with the OECD guidelines. The focus has been shifted from goods and services to cross-border transactions, operations, schemes, agreements or understandings that have been effected between, or undertaken for the benefit of connected person.
An amendment regarding taxable income will effectively take away the Commissioner of the SARS’ discretion in determining whether or not financial assistance provided to a South African resident by a non-resident who is connected to the resident, is excessive in relation to the fixed capital of the recipient of the financial assistance. The taxpayer will now be obliged to ensure that all its transactions are done on an arms length basis. SARS will publish new guidelines dealing with transfer pricing. The new transfer pricing rules are closely aligned with the wording of the OECD and UN Model Tax Conventions and are in line with tax treaties and other international tax principles. Further, the thin capitalization rules have now been merged directly into the transfer pricing rules.

The transfer pricing rules will henceforth be used to deny deductions for interest that would not have existed had a South African entity not been thinly capitalized with excessive debt.
Investors in equity funds constituted as partnerships or trusts will be granted tax relief and will be regarded as having a permanent establishment in South Africa by virtue of their investment. This tax relief places limited partners of trust beneficiaries in the same position had these investors invested directly in the underlying assets of the partnership or trust. The investors will not be exposed to South African tax merely because of the portfolio management activities carried on in South Africa. However, management fees of the South African manager, general partner or trustee will remain taxable in South Africa. To qualify for this relief the investor must satisfy the following requirements: (i) the partner or trust beneficiary must have limited liability like a shareholder of a company; (ii) the partner or trust beneficiary must not participate in the effective management of the business of the partnership or trust; (iii) the partner or the trust beneficiary must not have the authority to act on behalf of the partnership or trust and (iv) the partner of trust beneficiary must not receive any receipts or accruals in respect of services performed for the benefit of the partnership or trust.
A new definition of a “foreign partnership” that encapsulates entities like limited liability partnerships or limited liability companies and similar hybrid entities has been introduced into the Income Tax Act. The new definition synchronizes the South African tax treatment of these entities with foreign tax practice. To qualify as a foreign partnership, an entity must be a partnership, association or body of persons established or formed under foreign law.
The foreign dividend participation exemption provision has been amended in order to tighten the anti-cycle scheme rules within the participation exemption so as to prevent the offshore cycling of funds. Under the revised rules, the participation exemption will not apply if the foreign dividends at issue arose directly or indirectly from a South African deductible payment that is not subject to tax in the hands of the recipients offshore. Further, the participation exemption will not apply to foreign dividends received from foreign financial instrument holding companies. The effect of this amendment is to limit the application of the participation exemption to amounts received in respect of foreign active businesses.
South Africa is in the process of negotiating exchange of information agreements with Argentina, Bahamas, Bermuda, British Virgin Islands, Cayman Islands, Costa Rica, Dominica, Georgia, Gibraltar, Guernsey, Jersey, Liberia, Liechtenstein, Monaco, Netherlands and San Marino.
The presumptive tax system for micro-businesses became effective in March 2009. It is elective for businesses with an annual turnover of below R1.0 million. After joining the system, qualifying businesses are required to remain in the system for a minimum of three years (provided they remain within the monetary threshold). The system was intended to reduce tax compliance costs for micro businesses and not necessarily to lower their tax liability. The introduction of the simplified tax package for micro businesses with an annual turnover below R1.0 million coincided with an increase in the compulsory VAT registration threshold from an annual turnover of R300,000 to R1.0 million.
In the past, cooperatives were taxed at the corporate tax rate and granted limited tax incentives. The reform introduced in calendar 2006 states that co-operatives whose size and income are similar to small business corporations should be granted the same tax incentives as small business corporations. This dispensation was extended to financial co-operatives in calendar 2007.
In an attempt to encourage clean development mechanism (CDM) related projects in South Africa the income generated from primary certified emissions reductions certificates from CDM projects that are approved after February 11, 2009 and before December 31, 2012 will be exempted from income tax.
In an effort to encourage conservation of South Africa’s rich biodiversity, the 2008-2009 National Budget proposed tax incentives for private landowners that have entered into bilateral agreements to conserve and maintain a particular area of land on behalf of the National Government under the terms of the National Environmental Management: the Biodiversity Act of 2004 and: the Protected Areas Act of 2003. Landowners are eligible for income tax deductions for environmental maintenance and rehabilitation expenses as well as the loss of the right to use land associated with biodiversity conservation and management under the terms of these agreements. Furthermore, the mineral and petroleum royalty regime came into effect in two phases: Section 1 of the Royalty Act came into effect on November 1, 2009 and the rest of the Royalty Act came into effect on March 1, 2010. Variable royalty rates will apply according to two separate formulae for refined and unrefined minerals. The tax base is gross sales less certain expenses.
Previously, two sets of transaction taxes applied to trading in investment securities: (1) stamp duty, in the case of unlisted shares and (2) un-certificated securities tax, in the case of exchange-traded securities. To simplify administration and to eliminate anomalies created by this dual treatment, with effect from July 1, 2008, all secondary trading in shares (listed or otherwise) are, under the terms of the Securities Transfer Tax Act (replacing the Stamp Duties Act and Un-certificated Securities Tax Act), were subject to a single securities transfer tax. Amendments to simplify exemptions and clarify the impact on derivative products and partial disposals were also introduced.
The 2008-2009 National Budget set aside R5.0 billion as tax incentives to support the National Government’s industrial policy action plan. These incentives take the form of tax allowances for investments in manufacturing assets and employee training. The Urban Development Zone tax incentive designed to rejuvenate the inner-city of a selected number of municipalities was been extended to 2014. Incentives in the form of accelerated depreciation allowances for the provision of low-cost housing rental units were also included in the 2008 tax legislation.
To meet the challenges of small and medium sized businesses and junior mining and exploration companies of accessing equity financing through venture capital, the National Government, effective July 2009, introduced a tax incentive for investors, venture capital companies that are in turn required to invest in qualifying small- and medium-sized enterprises.
The new concept of “headquarter company” will be introduced with effect from January 1, 2011. Headquarter companies will enjoy certain tax and exchange control reliefs.
In order to qualify as a headquarter company, certain requirements must be met, inter alia,
•	a headquarter company must be a South African resident company;

•	each shareholder of the company (whether alone or together with any other company forming part of the same group of companies as the shareholder) holds 20% or more of the equity shares and voting rights in that company;

•	at least 80% or more of the total assets of the company are attributable to any interest in equity shares, any amount loaned or advanced or any intellectual property as defined that is licensed by that company to any foreign company in which that company held at least 20% of the equity shares and voting rights. Furthermore, at least 80% or more of the total receipts and accruals of that company must consist of amounts in the form of, inter alia; dividends, interest, royalty or fee paid by any foreign company.
The 2009 Budget announced an ad valorem CO2 emissions tax on new passenger motor vehicles. The CO2 emissions tax is levied at a flat rate and became effective from September 1, 2010. The main objective of this tax is to influence the composition of South Africa’s vehicle fleet to become more energy efficient and environmentally friendly. The emissions tax will initially apply to passenger cars, but may be extended to commercial vehicles. New passenger cars will be taxed based on their certified CO2 emissions at R75 per g/km for each g/km above 120 g/km. Double cab vehicles will be included from March 1, 2011 and will be subject to a higher rate of R100 per g/km for emissions above a 175 g/km threshold. This emissions tax will be in addition to the current ad valorem luxury tax on new vehicles.
The SARS has proposed that taxpayers be entitled to claim a notional allowance for all forms of energy efficiency savings resulting from the production of income. This notional allowance will enable the taxpayer to capture the full profit from energy efficient savings during each year in which incremental energy efficiency savings is initially realized. A levy of 2c/kWh was introduced in July 2009 on the sale of electricity generated from non-renewable and nuclear sources. The levy is collected at the source by electricity producers.
Depreciation allowances, including the accelerated depreciation relief for urban development zones, are available if the underlying land is owned by the party undertaking the improvement and the estimated cost of that erection, extension, addition or improvement is likely to exceed R5 million. The amount of the allowance is equal to 20%

of the cost to the taxpayer of the erection or extension of or addition to that building, which is deductible in the year of assessment during which that building is brought into use by that taxpayer solely for the purposes of that taxpayer’s trade and 8% of that cost in each of the 10 succeeding years of assessment. Depreciation relief has also been afforded to environmental production and post-production assets. Both sets of assets must be ancillary to the manufacturing process, of a permanent nature and utilized to fulfill environmental obligations. Environmental production assets are eligible for a 40:20:20:20 rate of depreciation, while the rate of relief for environmental post-production assets (e.g. dams or disposal facilities) is 5% per annum (i.e. a 20 year straight-line write off period).
New depreciation rules will apply to holders of rights of use or of occupation that undertake obligatory improvements on property in the case of public private partnerships, the three spheres of Government and certain exempt Government-owned exempt entities (e.g. parastatals and universities). Furthermore, the lessee must use the property for purposes of earning income there from (e.g. rental income from leasing the building to group companies).
A voluntary disclosure program has been introduced by the SARS with effect from November 1, 2010 and will be in effect until October 2011. This program allows taxpayers who have defaulted in respect of their tax compliance issues to make voluntary disclosure to the SARS and avoid additional tax, penalties and interest being levied against them. The taxpayer participating in the voluntary disclosure program will have to meet certain requirements, such as the SARS not having been aware of the default prior to the taxpayer being allowed to participate in the voluntary disclosure program. Criminal prosecution will not be initiated against the non-compliant tax payers but the full amount will still have to be paid. The relief will apply to those who defaulted on their tax payers before February 17, 2011. A new Tax Administration Bill has been proposed by the SARS. This Bill addresses the administrative issues in relation to SARS and taxpayers.
Revenue
The following table sets forth the composition of tax and other revenues for the five fiscal years ended March 31, 2010. The column of the extreme right of the table is the amount budgeted (as provided for in the 2010 MTBPS) for the fiscal year ending March 31, 2011.

Consolidated Government Revenue

	Summary of Revenue Collections for the Fiscal Year Ending 31 March
	2007	2008	2009	2010	2011
	Actual			Estimate
	Rand (million)
Source of Revenue

Taxes on income and profits	270,990,516	332,058,296	383,482,732	359,044,851	386,911,183
Persons and individuals	140,78,347	168,774,352	195,115,008	205,145,022	230,000,000
Companies	118,998,582	140,119,831	165,378,278	134,883,421	138,000,000
Secondary tax on companies	15,291,351	20,585,421	20,017,580	15,467,796	16,000,000
Tax on retirement funds	3,190,529	285,357	143,251	42,699	130,000
Interest on overdue income tax	1,931,050	2,280,507	2,776,988	3,433,024	2,751,183
Small business tax amnesty	657	12,828	51,627	72,889	30,000
Other	1,931,707	2,293,335	2,828,615	3,505,913	2,781,183

Taxes on payroll and workforce	5,597,401	6,330,917	7,327,463	7,804,828	8,700,000
Skills development levy(2)	5,597,401	6,330,917	7,327,463	7,804,828	8,700,000

Taxes on property	10,332,290	11,883,869	9,477,079	8,827,037	9,602,000
Donations tax	47,022	27,551	124,992	60,084	90,000
Estate duty	747,447	691,031	756,738	759,273	812,000
Marketable securities tax	2,763,861	3,757,114	3,664,484	3,324,633	3,000,000
Transfer duties	6,773,960	7,408,173	4,930,865	4,683,047	5,700,000

Domestic Taxes on Goods and Services	174,671,372	194,690,295	201,416,061	203,666,757	246,856,478
Value added tax	134,462,599	150,442,849	154,343,122	147,941,324	181,000,000
Specific excise duties	16,639,397	18,812,447	20,184,539	21,289,279	24,000,000
Ad valorem excise duties	1,282,664	1,480,454	1,169,529	1,275,942	1,500,000
Fuel levy	21,844,641	23,740,511	24,883,776	28,832,536	33,700,000
Departure tax	484,823	540,635	549,365	580,326	621,478
Electricity levy	—	—	—	3,341,691	5,200,000
Other(3)	227,248	267,399	285,730	405,658	835,000

Taxes on international trade and transactions	24,002,197	27,081,900	22,852,428	19,318,561	26,600,000
Customs duties	23,697,003	26,469,760	22,751,022	19,577,115	26,000,000
Other(4)	920,864	1,169,263	673,244	(209,096)	680,000
State miscellaneous revenue(5)	339,171	212,236	(27,439)	(5,724)	450,000

Total Gross Revenue	495,548,617	572,814,636	625,100,162	598,705,767	679,200,000

Departmental Revenue(6)	10,843,316	11,671,702	12,616,184	8,895,885	12,265,000

Transactions in assets and liabilities	1,739,790	1,296,910	797,067	658,714	883,016
Less: SACU payments(7)	(25,194,939)	(24,712,567)	(28,920,624)	(27,915,405)	(17,905,679)

Total budget revenue	481,196,994	559,773,771	608,795,722	579,686,247	673,559,321

Notes:—

(1)	Including interest on overdue tax, non-resident shareholders’ tax, non-residents’ tax on interest and tax on undistributed profits. The fiscal 2007, 2008 and 2009 figures include small business tax amnesty proceeds.

(2)	Levy on payroll dedicated to skills development.

(3)	Including turnover tax on small business, various levies: environmental levy on plastic bags, incandescent light bulb levy, vehicle emissions tax as well as receipts of the Universal Service Fund.

(4)	Including diamond export duties, miscellaneous customs and excise income, as well as ordinary levy collections.

(5)	Revenue received by SARS in respect of taxation which could not be allocated to specific revenue types.

(6)	Premiums received on destination bonds on switch options, previously included in revenue, are now reflected under extraordinary receipts, but include domestic and foreign grants.

(7)	South African Custom Union payments.

Source: National Treasury.
Gross tax revenue grew from R495.5 billion in fiscal 2007 to R572.8 billion in fiscal 2009. Gross tax revenue for fiscal 2009 was R598.7 billion, approximately 26.94% of GDP. The growth in the tax revenue in fiscal 2009 was achieved against a declining global economy highlighting the lag effect of the global recession on key revenue instruments. The aggregate decline in demand in the domestic and international economy filtered through to the fiscal 2010 revenue resulting in a decline of R26.4 billion or 4.2% compared to fiscal 2009. At the time of the October 2010 Medium Term Budget Policy Statement it was forecast that revenue would recover to R679.9 billion for the fiscal 2011 driven by an improving macroeconomic environment.
In the context of a global economic slowdown and lower corporate profits and subdued household consumption, moderate revenue growth is expected over the period ahead. Therefore in fiscal 2010 tax revenue is expected to increase to R679.2 billion off the low base of fiscal 2009. This is still lower than the R720.9 billion forecast in February 2009.
Audited results show that tax revenue for fiscal 2009 of R625.1 billion was R17 billion or 2.6% lower than the budgeted estimate. This underperformance in revenue is a reflection of the economic contraction in the fourth quarter of 2008 and the first half of 2009. The decline in revenue in fiscal 2009 is mainly attributable to declines in VAT and customs revenues, partially offset by better collections in corporate income tax and personal income tax.
The revised tax revenue estimate for fiscal 2010 is R68.9 billion below the 2009 Budget estimate due to decline across most tax instruments, including corporate income tax (-R29.5 billion), VAT (-R22.3 billion), customs duties (-R6.1 billion), personal income tax (-R4.0 billion) and secondary tax on companies (-R3.0 billion). Non-tax revenues are also expected to be R2.6 billion below the budget estimate, largely as a result of lower interest and dividend income, and substantially lower license fee income from telecommunication companies.
Corporate income tax will continue to be under pressure during fiscal 2011, as the effects of the economic recovery will take time to filter through to higher revenue collection. Total tax revenue before tax proposals is expected to increase by 9.7%, from a revised estimated figure of R590.4 billion in fiscal 2010 to an estimated R648.3 billion in fiscal 2011.
Financing
The following table sets forth the financing of the net borrowing requirement of the National Government for the five fiscal years ended March 31, 2010, and budgeted amounts for the fiscal year ending March 31, 2011.
Financing of the Net Borrowing Requirement of the National Government

	For the fiscal year ended March 31,
							Budget
							estimates
	2005	2006	2007	2008	2009	2010	2011	MTBPS(3)
	Rand (million)
Borrowing
Revenue	347,854.4	411,747.9	481,197.0	559,773.8	611,123.8	666,933.0	643,239.0	761,014
Expenditure	368,459.4	416,684.0	470,192.5	541,498.8	633,906.9	832,534.0	818,337.6	904,108
Budget balance(1)	(20,604.9)	(4,936.1)	11,004.5	18,275.0	(22,783.1)	(165,600.0)	(174,903.9)	(143,094)
% of GDP	(1.04)%	(0.30)%	0.60%	0.90%	(1.0)%	(6.7)%	(6.5)%	(5.3)%
Plus: Extraordinary payments	(9,787.4)	(4,553.9)	(4,213.7)	(775.6)	(5,246.0)	(671)	N/A	(572)
Less: Extraordinary receipts	2,492.0	6,905.2	3,438.1	2,870.7	8,123.0	6,435.0	N/A	2,450

	For the fiscal year ended March 31,
							Budget
							estimates
	2005	2006	2007	2008	2009	2010	2011	MTBPS(3)
	Rand (million)
Net borrowing requirement	(27,900.3)	(2,584.8)	10,228.9	20,370.1	(19,906.1)	(161,114.0)	(174,903.9)	(140,227)

Financing
Domestic short-term loans (net)	6,132.0	5,716.4	5,334.1	5,672.9	13,200.0	49,770.0	22,000.0	22,000
Domestic long-term loans (net)	33,409.3	23,086.0	891.7	(2,448.2)	20,675.0	118,856.0	137,740.2	137,740
Market loans	50,300.2	44,932.0	36,938.3	26,820.2	39,945.8	132,395.0	151,344.3	151,344
Extraordinary issues	9,460.8	4,539.0	—	—	—	—	—	N/A
Redemptions	(26,351.7)	(26,385.0)	(36,046.6)	(29,268.4)	(19,270.8)	(13,539.0)	(13,604.1)	13,604
Foreign loans (net)	4,537.9	518.0	181.5	(4,745.4)	(3,954.7)	23,258.0	11,563.9	(2,431)
Market loans	9,872.9	—	3,617.9	—	—	30,873.0	14,439.0	—
Arms procurement loan agreements	—	2,896.8	3,690.0	2,426.5	3,039.0	800.0	352	352
World Bank loans	—	50.0	—	20.0	2.0	—	—	N/A
Redemptions (including revaluation of loans)	(5,335.0)	(2,428.8)	(7,126.4)	(7,191.9)	(6,995.7)	(8,415)	(3,227.1)	(2,783)
Change in cash and other balances(2)	(16,178.9)	(26,735.6)	(16,636.2)	(18,849.4)	(10,014.0)	(30,770)	3,600.0	(17,082)

Total	27,900.3	2,584.8	(10,228.9)	(20,370.1)	19,906.1	161,114.0	174,903.9	140,227

Notes: —

(1)	A negative number reflects a deficit and a positive number a surplus.

(2)	A positive change indicates a reduction in cash balances.

(3)	Certain numbers are not available, as indicated by “N/A.”

Source: South African National Treasury.
In addition to transfers received from the National Budget and their own provinces’ revenue collections, Provincial Budgets are financed by means of opening balances and concessionary and non-concessionary funding such as loans by the DBSA. The deficit of the National Budget is financed mainly by domestic and foreign loans. The provinces are barred constitutionally from raising loans for current expenditure. Loans for bridging finance may be advanced, however, provided that the provinces redeem such loans within 12 months following the date on which they are obtained, and any special conditions be specified in an act of Parliament which is required to be recommended by the Financial and Fiscal Commission. In addition, the National Government may not guarantee any provincial or local government loans, unless the guarantee complies with the norms and conditions for such guarantee as set out in an act of Parliament. See “Public Finance — Background.”
Public Enterprises
The National Government owns a number of public enterprises (otherwise known as state-owned entities). The ministers under whose departments these enterprises fall act as the “Executive Authority” over these entities, taking up the role of shareholder on behalf of government. The ministers that act as the Executive Authority include the Minister of Public Enterprises, the Minister of Communications, the Minister of Energy, the Minister of Transport and various other ministers of the National Government.
The Executive Authority oversees the affairs of the public enterprise, including the appointment of board members, the entering into of shareholder compacts with the public enterprise, approving major transactions, and the monitoring of performance. The National Treasury is responsible for financial oversight over all the public enterprises, including the review of major transactions, funding requests and applications for guarantees.
Parliament plays a significant role in the oversight of public enterprises through the two Parliamentary committees assigned to such oversight. These committees are the Portfolio Committee on Public Enterprises, which is responsible for sectoral and shareholders’ oversight, and the Select Committee on Public Accounts, which is responsible for financial oversight.
The infrastructure investment programs of the public enterprises, are aimed at delivering infrastructure to enhance economic growth and alleviate poverty. Public enterprises are expected to invest a total of R652.0 billion over the next five fiscal years in infrastructure. The main public enterprises responsible for delivering this growth are the electricity utility Eskom, the freight transportation company Transnet, the national oil company the Petroleum, Oil and Gas Corporation of South Africa (Pty) Limited (PetroSA), which is a subsidiary of the Central Energy Fund, the ACSA and the SANRAL.
The National Government has issued formal contractual guarantees in respect of certain indebtedness of the public enterprises, inter alia to support the capital investment programs of the public enterprises. Such guarantees are issued in accordance with the PFMA. All guarantees are issued jointly by the Minister of Finance and Executive Authority for the relevant public enterprise in terms of the PFMA. The National Government’s aim is for public enterprises to borrow on the strength of their own balance sheets without explicit recourse from the National Government. However, if a clear need for shareholder support is identified, a guarantee for a public enterprise may be provided on application. In such applications, the public enterprise is required to provide a sound business case, ensuring long-term financial sustainability. In extending guarantees, the National Government remains mindful of the guideline of 60% of GDP that it has been set for total debt, provisions and contingent liabilities. Over and above Eskom, Transnet and SANRAL, who have guarantees from the National Government, the current status of some of the more significant public enterprises is set out below.
Eskom Limited (Eskom)
Eskom is responsible for electricity generation, transmission and distribution in South Africa. Legislation was enacted in 1998 to restructure Eskom, vesting ownership in the National Government.
Eskom is expected to spend approximately R693 billion (including the R114 billion for projects beyond Kusile Power Station) over the next seven years. Approximately 72% of this capital expenditure will be utilized to increase generation capacity. The National Government has committed to providing Eskom with a loan of R60 billion for this purpose. R10 billion will be disbursed in fiscal 2009, R30 billion in fiscal 2010 and R20 billion in fiscal 2011. Eskom expects to add an additional 22,000 MW of energy by 2017. Furthermore, in the coming years the proportion of coal in Eskom’s generation mix is expected to decrease steadily in favor of renewable energy and nuclear power. In October 2010 Eskom announced that it plans to issue bonds in the international bond market in early 2011 to raise capital for new power stations and other power related infrastructure programs.
In October 2010, National Government released for comment a draft Integrated Resource Plan (IRP) for adding approximately 40GW of additional generation capacity to the grid over the next 20 years, while simultaneously replacing existing power stations. The plan demonstrates how the proportion of coal in South Africa’s generation mix is expected to decrease steadily in favor of renewable energy and nuclear power. As far back as 1998, the Cabinet endorsed a policy which envisaged that Independent Power Producers (IPPs) would ultimately provide 30% of the generation capacity. To facilitate the entry of IPPs, National Government intends creating an Independent System and Market Operator with the key responsibility of acting as the buyer of power. To date, the DOE (formerly the DME) has issued a tender for IPPs to provide for approximately 1 000 MW of new capacity in the form of gas turbine peaking power by the end of 2012. Several co-generation projects have signed agreements with Eskom to augment generation capacity. A request for proposals has been issued by the DOE for purchasing renewable energy into the grid.
Eskom’s tariffs are regulated by NERSA. In February 2010, NERSA allowed Eskom increases of 24.8%, 25.8% and 25.9% for each of the fiscal years 2011, 2012 and 2013 respectively. These increases were lower than the 35% increases in each of the three years that had been requested by Eskom in order to meet its operating costs and raise the funding required to complete its currently committed build program up to 2017. The National Government had already made available to Eskom a subordinated loan of R60 billion and guarantees totaling R175.97 billion to assist the company in raising the financing it required for the capital expenditure program. Thus far, an amount of R50 billion of the R60 billion has been disbursed with the remaining R10 billion scheduled for disbursement in December 2010 and March 2011. A further R174 billion government guarantee has been provided to Eskom to ensure that the utility can execute its build program and ensure the country’s energy security. This takes the total guarantee support to a total of R350 billion. Eskom’s capital expansion program is firmly underway and since the inception of the program in 2005, the company has spent R98.9 billion. During fiscal 2010, Eskom started laying the foundation for its recovery and achieved the following notable improvements:
•	return to profitability;

•	successfully negotiated the removal of the Mozal Special Pricing Agreement to eliminate the embedded derivatives. Furthermore, the term sheets have been agreed in the re-negotiation of the remainder of the contracts;

•	the company exceeded its targets for capacity expansion in that 452MW of generation were installed and commissioned. Two units in Grootvlei power station were commissioned and upgrades on three units at Arnot power station are being done;

•	reserve margin increased from 10.60% in 2009 to 16.40% in 2010. The improvement is due to technical recoveries and decrease in electricity demand;

•	number of supply interruptions decreased from 49 to 31;

•	no load shedding has taken place since April 2008;

•	low usage of the expensive open cycle gas turbine stations;

•	a 17 year coal supply agreement for Majuba power station was signed;

•	a total of 149,901 homes were electrified against a target of 145, 615, bringing the total to 3.9 million houses since 1991. The program is funded from the DOE budget allocation; and

•	Eskom has been recognized the Department of Public Works for creating tens of thousands of jobs under the expanded public works program.
Eskom has already secured a number of funding opportunities including loans with AfDB of R21 billion, World Bank (R28 billion) and various Export Credit Agencies.
Furthermore, Eskom has also identified additional funding solutions in order to close the funding gap that arose as a result of the lower than requested tariff increases such as to fund a significant portion of the capacity expansion program in various debt markets, notably the bond and loan markets and in particular the international bond market.
Transnet Limited (Transnet)
Transnet is a focused freight transport company. It has five operating divisions: Transnet Freight Rail (transporting bulk and containerized freight), Transnet Rail Engineering (refurbishment, conversion, upgrades and manufacturing of rail related rolling stock), Transnet National Ports Authority (port infrastructure and marine services), Transnet Port Terminals (cargo terminal operations) and Transnet Pipelines (petroleum and gas pipeline business).
Transnet is regulated by two separate regulatory bodies. Transnet Pipelines is regulated by NERSA with tariffs being reviewed annually. The tariffs charged by Transnet Ports Authority and Transnet Port Terminals are regulated by the National Ports Regulator on an annual basis.
The capital invested by Transnet for the year ended March 31, 2010 amounted to R18.44 billion. The bulk of this investment, R9.7 billion (53%) was allocated to expanding the operations by providing additional capacity while R8.7 billion (47%) was spent on existing infrastructure maintenance. Going forward, the company plans to invest

R93.4 billion for the next five years to upgrade and expand rail infrastructure, port facilities and pipeline networks. This will require Transnet to raise approximately R41.4 billion from the debt capital markets.
Transnet raised approximately R20 billion in fiscal 2010. It concluded four international funding agreements:
•	a ten-year fixed rate loan with Finnvera;

•	a twelve-year floating loan agreement with the Japan Bank for International Co-operation;

•	a ten-year fixed rate loan agreement with the American Family Life Assurance Company; and

•	a fifteen-year loan agreement with the Agence Française de Dêveloppement Agency.
Transnet successfully launched its inaugural US$2 billion Global Medium Term Note Program (GMTN Program) which was listed on the United Kingdom Listing Authority on January 26, 2010. The GMTN Program will enable the company to further diversify its investor base and allow it to access the international debt capital markets thereby reducing its dependency on the domestic market and it will enable Transnet to issue bonds in either the United States or European debt capital markets to fund its planned capital expenditure of R93.4 billion from the beginning of fiscal 2011 over the next five financial years (Capital Expenditure Program) and for its general corporate purposes.
Short term funding needs are financed through the issuance of commercial paper under the R30 billion, Domestic Medium Term Note Program. Commercial Paper issuance amounted to R4.3 billion for fiscal 2010. Transnet recently announced that it is in discussions with the private sector to assist funding a major expansion of its bulk commodity rail capacity, which will complement its Capital Expenditure Program.
Existing guarantees issued to Transnet including accrued interest amounted to R18.5 billion on September 30, 2010.
The Capital Expenditure Program will require the raising of substantial amounts of additional borrowings. Management expects capital commitments to be financed by cash from operations, together with domestic and international issues of commercial paper, bonds and loans, export credit agency-backed finance and project financing. Approximately 59% of the R93.4 billion in capital expenditure is expected to be invested in projects relating to the upgrade and expansion of rail infrastructure, with approximately 26% to be invested in port infrastructure and facilities, approximately 13% in petroleum and gas pipeline networks and 2%. in other units within the Transnet group of companies.
Transnet’s plan is focused on expanding and creating new capacity in anticipation of an increased demand from its customers. The Capital Expenditure Program is already implemented and has resulted in increased spending by Transnet, the majority of which is funded by debt. As a result, Transnet’s finance costs have increased and are expected to increase further as a result of increased spending under the Capital Expenditure Program. Transnet’s finance income increased by 116.48% from R267 million in the fiscal 2009 to R578 million in fiscal 2010. This increase is directly attributable to the increase in cash that has been generated from operations as well as an increase in the amount of funds raised as part of the Group’s pre-funding strategy in response to the increased liquidity risk in global markets, including funds raised through domestic debt pursuant to Transnet’s R30 billion Domestic Medium Term Note Program.
Telkom SA Limited (Telkom)
Telkom is a listed integrated communications company, providing integrated communications solutions to a range of customers. National Government is the largest shareholder in Telkom, holding 39.8% of the Company’s issued share capital. The National Government is the Class A shareholder. In the month of October 2010 Telkom launched South Africa’s fifth mobile operator and has plans to acquire 10-15% of the market within the next five years.
As of March 31, 2010 the major shareholders of Telkom were (i) the National Government, (ii) Black Ginger 33 (Pty) Limited, holding 8.9% of Telkom’s issued shares, (iii) Public Investment Corporation, with a direct holding of 4% and (iv) Telkom Treasury Stock comprising of two shareholders, Rossal No 65 (Pty) Limited and Acajou Investments (Pty) Limited, holding 1.4% and 1.6% of Telkom’s issued shares respectively. The remaining 44.3% of Telkom’s issued shares were in free float. On June 21, 2010, Telkom’s board of directors declared an ordinary dividend of 125 cents per share (compared to the ordinary declared in the previous year of 115 cents) and special dividend of 175 cents per share in respect of the financial year ended March 31, 2010 have been declared payable on July 19, 2010 to shareholders recorded in the register of the company at close of business on July 9, 2010.
Telkom has been restructured to operate under three business units, being the International Unit, the Data Centre Operations Unit and the South Africa Business Unit. As part of its ongoing plans to grow its business, Telkom acquired 75.0% of Multi-Links of Nigeria in 2007. On October 9, 2008, Telkom announced that its board and the National Government had approved its plans to sell 15% of its stake in Vodacom to Vodafone. The transaction agreements were signed by all parties in November 2008 and the transaction was concluded by the successful listing of Vodacom on the JSE which took place on May 18, 2009. Subsequently Telkom increased its stake in Multi Links of Nigeria to 100%, by purchasing the remaining 25% it did not already own in January 2009 for US$130 Million.
PetroSA
PetroSA is South Africa’s national oil company. It owns, operates and manages South Africa’s petroleum industry commercial assets.
In terms of capital expenditure, PetroSA invested R1.3 billion in capital expenditure for fiscal 2010. Production assets, which include assets for oil and gas production, increased by R25 million but assets under development (R1.2 billion) accounted for the majority of the capital expenditure incurred during the fiscal 2010. PetroSA is planning to construct a crude oil refinery in Coega, in the Eastern Cape Province. The proposed refinery will have a capacity of 400,000 barrels per day (bpd) and cost in the region of US$10 billion. PetroSA is currently in negotiations with several parties regarding equity participation in the project as it aims to take a maximum of 37.5% ownership in the refinery. It is also in the process of finalizing its funding structure with its financial advisors HSBC. PetroSA has indicated that it will be seeking financial assistance from the National Government as its shareholder but it is yet to finalize the nature of assistance required and to submit a formal application in this regard. The feasibility study has been concluded and plans are in place to enter the front end design and engineering phase of the project.
ACSA
ACSA was created in 1993 by an Act of Parliament and effectively commenced operations in 1995. It is a dominant player in the South African aviation industry handling over 98% of the country’s commercial air traffic. ACSA is also the largest airport authority in Africa. The entity owns and operates South Africa’s ten principal airports, including the three major international airports at Johannesburg, Cape Town and Durban. The company has a 35 year concession to operate Pilanesberg International Airport near Sun City in the North West Province, a deal signed in 1998. Since then ACSA secured, through a consortium, a 30-year concession in India for Mumbai International Airport with an option for a further 30 years. ACSA has a 10% shareholding in the concessionaire vehicle and is also the airport operator.
ACSA operates in an industry where its tariff charges are regulated by the Regulating Committee. The Regulating Committee approves aeronautical charges for each year of the Permission period. Aeronautical charges are determined for a period of five years, with a two-year overlap, thus in effect an application is made every three years.
Given that ACSA is in the airline industry, it is not surprising that it has been affected negatively by the downturn in both the global and domestic economy, including airline closures and capacity cuts which have resulted in lower traffic volumes at airports and, in turn, placed additional strain on ACSA’s earnings. However the hosting of the 2010 World Cup saw an increase in passenger numbers and this trend is expected to continue in fiscal 2011.
ACSA’s original plan was to spend about R21.9 billion on capital expenditure over the next five year permission cycle. This has subsequently been revised to R17.3 billion over the same period due to a decline in traffic volumes brought on about by deteriorating economic conditions. The entity has spent about 64% of its capital expenditure program for its permission cycle of 2008-2012. According to its corporate plan, ACSA will spend a further R5 billion, R1.2 billion and R967 million in fiscal 2010, 2011 and 2012 respectively. ACSA has utilized a combination of internally generated cash and debt to fund its capital expenditure program. ACSA’s cash flow has come under pressure as a result of lower tariffs and declining traffic volumes and as such, have relied primarily on debt financing, by tapping into its R12 billion Domestic Term Note Program which was registered in February 2007. See also “The South African Economy — Principal Sectors of the Economy — Transport and Storage”.
During the past year, ACSA invested R 5.241 billion in infrastructure investments and it has delivered 94.8% of its capital expenditure since 2008. No further funding will be raised for capital expansion and the decline in debt should assist in strengthening the entity’s credit metrics. ACSA has successfully completed the three year R17 billion capital expenditure program that has created world class airports in South Africa. However, this has come with a price tag of debt and after 2011 ACSA must redeem R1.5 billion of debt per year until 2014, and ACSA runs the risk of refinancing this debt if the holders of ACSA bonds are concentrated into one investor like PIC.
Maturity Profile

	As of September 30, 2010			Government
	Total Debt Capital	Foreign Capital	Domestic Capital	Guaranteed
Repayment Date	Repayments	Repayments	Repayments	Capital Portion
	Rand (million)

2011	1500	0	1500	N/A
2012	947	0	947	N/A
2013	823	0	823	N/A
2014	1217	0	1217	N/A
2015	1217	0	1217	N/A
2016	1946	0	1946	N/A
2017	217	0	217	N/A
2018	217	0	217	N/A
2019	2217	0	2217	N/A
2020	217	0	217	N/A
2021	1967	0	1967	N/A
2022	217	0	217	N/A
2023	217	0	217	N/A
2024	1929	0	1929	N/A

Source: South African National Treasury
Denel(Pty)Limited (Denel)
Denel operates in the aerospace, land systems and other defense and security related industries. Its activities include research, development, manufacture, maintenance and support and the upgrading of existing systems. Denel has 8 business units:
•	Denel Saab Aerostructures: Designs and produces complex metallic and composite aerostructures for the aviation industry;
•	Denel Land Systems (DLS): Is a system designer and integrator, as well as subsystem supplier for artillery, rapid-fire medium caliber weapons and combat vehicle systems;
•	Denel Dynamics: This division is in the domain of missile guided weapons and Unmanned Aerial Vehicles. Dynamics is a designer, developer, systems engineer, manufacturer, supplier and provider of services in all related aspects;

•	Denel Integrated Systems Solutions: This division is responsible for system level activities of the contracted Ground Based Air Defense system development program. These activities include both prime contractor-ship and system integration responsibilities;

•	Overberg Test Range (OTB): Versatile missile and aircraft test range that specialize in the performance measurement of in-flight systems, providing support for the qualification of airborne systems, as well as validating the operational effectiveness of military systems;

•	Denel Pretoria Metal Pressings (PMP): Manufacturer of small and medium caliber ammunition and technology related products for military and commercial use;

•	Denel Mechem: Provides humanitarian services through mine action, battle area clearance, canine services, related skills development, mine protected vehicles manufacture and ancillary equipment; and

•	Denel Aviation: Delivers complete aviation solutions to the defense, aerospace and civil aviation industries, focusing primarily on maintenance repair and overhaul of both rotary and fixed-wing aircraft, associated components and test equipment.
Denel developed a turnaround strategy in 2006 with the intention of returning the entity to profitability. The key achievements of the turnaround strategy included forging a closer working relationship between the Department of Defense and Denel, with an agreement that where possible, up to 70% of the nation’s defense procurement will be channeled to local firms, as well as the conclusion of equity partnerships that have provided Denel access to new markets, manufacturing capabilities, management expertise and advanced technologies. The equity partnerships finalized thus far include:
•	Saab of Sweden acquired a 20% stake in Denel Aerostructures;

•	Carl Zeiss of Germany acquired a 70% stake in Denel Optronics;

•	Rheinmetall acquired a 51% stake in Denel Munitions; and

•	Turbomeca France acquired a 51% equity stake in Denel Airmotive.
Following the conclusion of the above equity transactions, Denel was able to successfully turnaround its loss making business units, namely Carl Zeiss Optronics, Turbomeca Africa and Rheimetall Denel Munitions. The turnaround of the business units was a result of major improvements in manufacturing efficiencies that have led to the doubling of both the order book and output.
In order to assist Denel with the implementation of its turnaround strategy, the National Government provided the Group with an equity injection amounting to R3.5 billion. The capital injection was supplemented by proceeds, which Denel received from the disposal of non-core assets and minority interests which generated R1.1 billion. These funds were used to fund losses in the business (R1.2 billion), acquire new plant and equipment (R329 million), settle legacy debt (R2.34 billion), fund Denel’s contribution to New Company (Newco’s) in the form of equity partnerships (R592 million), and settle guarantees on the legacy contracts with the Indian government (R70 million). In addition, Denel has subsequently received total guarantee support of R1.85 billion from the National Government. Draw downs of funding against the guarantees have taken place in three tranches of R420 million, R880 million and R550 million, respectively. The R420 million and R880 million guarantees were provided in fiscal 2008, and have been rolled over to March 31, 2011. The additional R550 million guarantee, which was issued in fiscal 2009, was extended to July 31, 2011. The additional guarantee support provided was to enable the entity to continue implementing its turnaround strategy.
The turnaround strategy has continued to yield desirable results within the Group. Denel has managed to make substantial improvements in its manufacturing capabilities, which have resulted in significant financial improvements for its previously loss making business units such as the following:
•	PMP has increased its revenue to R626 million in fiscal 2010, compared to R601 million, in previous financial year. In addition, PMP is in negotiations with a European company to extend its brass cups contract up to 2017. PMP has been the European company’s strategic brass cup supplier since 2001. The new contract is valued at R1.2 billion;

•	DLS has managed to increase its revenue to R473 million in fiscal 2010, from R447 million, in fiscal 2009. DLS has undertaken a project that is aimed at replacing the South African National Defense Force’s ageing fleet of Ratel infantry combat vehicles in a phased approach and create specific export potential; and

•	OTB’s revenue has escalated to R87 million in fiscal 2010, from R67 million, in the previous financial year. OTB was able to conduct three divergent phases test for the A-Dater missiles program.
The National Government continues to work closely with Denel to find solutions that will ensure that the remaining loss making entities such as Rooivalk, Denel Saab Aerostructures and Denel Dynamics become financially sustainable while protecting the country’s strategic interests.
South African Forest Company Limited (SAFCOL).
SAFCOL’s main business is forestry, timber harvesting, timber processing and activities related to this industry. SAFCOL’s core commercial forestry interests are housed in the Komatiland Forests (KLF). KLF owns an 80% stake in Industrias Florestais de Manica sarl.
The sale of four out of five of SAFCOL’s major assets has concluded. These are the Singisi, SiyaQhubeka, Amathole and MTO Forests. The deadline for sale of the remaining forest, KLF, and the subsequent winding-up of the operations of SAFCOL’s operations has been extended to March 31, 2013, subject to the finalization of land claims on state forestry land and competition related issues. Until that time, SAFCOL will continue to operate as a going concern.
Alexkor Limited (Alexkor)
Alexkor, a government-owned diamond mining company, owns mining rights over a land-based diamond resource and diamondiferous marine deposits. In 1998, the Richtersveld Community filed a land claim against Alexkor and the State under the terms of the Restitution of Land Rights Act 1994 for a parcel of land on which the company operates. A move by the National Government to dispose of a 51% equity portion in the company was met by an interdict by the community, and the proposed restructuring was stalled. Following an appeal process in the land claim, the Constitutional Court in 2003 ordered that the community was entitled to restitution of the right to ownership of the land (including its minerals and precious stones) and to the exclusive beneficial use and occupation thereof.
The matter was referred back to the Land Claims Court to make a determination on the nature of the restitution to be given to the community. Subsequently, Alec Erwin, the then Minister of Public Enterprises entered negotiations with the community and concluded a Deed of Settlement (DOS) in the matter on April 22, 2007. On October 9, 2007, a court order incorporating the DOS made it binding on all parties. The DOS provides for restoration of the land claimed. Alexkor’s land mining rights will also be transferred to the community. Alexkor will retain its marine mining rights and the mining assets. Alexkor and the community’s mining company will put their respective mining rights and assets into a Pooling and Sharing Joint Venture (PSJV) for purposes of mining both the marine and land diamond resources. The PSJV will put in place a mine development plan and program to upgrade the land and sea diamond resources and constitute a viable mining venture.
SAA
SAA operates international, regional and domestic scheduled air flights for the carriage of passengers, freight and mail. SAA is the largest carrier on the African continent. Its subsidiaries include Tulca (Pty) Limited trading as Mango, Airchefs (Pty) Limited (which is in the process of being sold), SAA City Centre (Pty) Limited and SAA Technical (Pty) Limited, all of which are wholly owned by SAA.
During fiscal 2009, SAA was issued with a perpetual government guarantee of R1.6 billion to address the airline’s going concern challenges. However to date the airline has not borrowed against the guarantee due to an improvement in the entity’s cash position over fiscal 2010.
SAA has for the second year running recorded positive earnings and this is partly due to the eighteen-month restructuring/turnaround program instituted in May 2007, which was aimed at returning the airline to profitability. Judging by the results of the past two years, (and especially in light of the difficult economic conditions that has affected the aviation industry), it is evident that this restructuring program has proved to be successful and as such it is not expected that the airline would require any further National Government support in the near term.
South African Broadcasting Corporation (SABC)
Over the last year, the SABC has become financially distressed due to, amongst other factors, the downturn in the economy having a negative impact on advertising revenues and an unsustainable cost structure. The National Government has extended a guarantee to the SABC amounting to R1.473 billion to facilitate a turnaround. In 2009 the first tranche amounting to R1 billion was made available to the SABC so as to raise debt facilities from local banks that were utilized to settle outstanding creditors.
In addition a new Board of Directors has been appointed to the SABC. The Board of Directors is working with the executive management towards returning the SABC to profitability. To this end, the Department of Communications, the National Treasury and the SABC are in the process of finalizing and implementing the turnaround strategy. The SABC is required to report on all progress made to a task team comprising representatives from the National Government to ensure that performance targets set for the SABC are met.
Trans-Caledon Tunnel Authority (TCTA)
The TCTA was established in 1986. The company is a specialized liability management entity responsible for bulk raw water infrastructure development. TCTA was originally established to implement a single project, the Lesotho Highlands Water Project (LHWP) Phase 1 but has since evolved into a multi-project environment with eight projects that the organization is currently involved with. These projects are the Berg Water Project (BWP); Vaal River Eastern Subsystem Augmentation Project (VRESAP); Mooi Mgeni Transfer Scheme — Phase 2 (MMTS-2); Olifants River Water Resource Development Project (ORWRDP); Komati Water Supply Scheme Augmentation Project (KWS); Mokolo Crocodile Water Augmentation Project (MCWAP); and LHWP phase 2.
As of March 31, 2010, TCTA had issued a total of R1.736 million against an authorized explicit guaranteed amount of R4 000 million for the LHWP and a total of R178 million and R58 million within their approved borrowing limits of R450 million and R300 million for BWP and VRESAP respectively. Foreign funding currently constitutes less than 3% of entire funding. Income from water sales proved adequate to service debt incurred from all projects under TCTA’s mandate and hence government does not foresee any future liability.
Raising the necessary financing and the start of construction of MMTS-2, ORWRDP, KWS and MCAP is planned for fiscal 2011. There have been delays with finalizing raw water supply agreements; environmental appeals and delayed mining activity in the Olifants region. TCTA is awaiting the directive from the Minister of Water Affairs to undertake LHWP phase 2 before they can raise the required funding.

NATIONAL GOVERNMENT DEBT
General
The legal authorization for the incurrence of debt by the National Government is set forth in the PFMA. The National Treasury administers the National Government debt of South Africa.
In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. South Africa has issued formal contractual guarantees of certain indebtedness, primarily on behalf of partially or wholly state-owned entities. In this document, the National Government debt does not include debt that is guaranteed by the National Government. However, the guaranteed debt is summarized in the table entitled “Outstanding National Government Guaranteed Debt”. In addition, the National Government debt does not include debts incurred by the nine Provincial Governments.
In this section, “external debt” means debt initially incurred or issued outside South Africa, regardless of the currency of denomination, and “internal debt” means debt initially incurred or issued in South Africa. “Floating debt” means debt that had a maturity at issuance of less than one year. “Funded debt” means debt that had a maturity at issuance of one year or more.
The following table summarizes the National Government debt at March 31 in each of the years 2006 through 2010 and at September 30, 2010.
Total Debt of the National Government

						At
	At March 31,					September 30,
	2006	2007	2008	2009	2010	2010
	Rand (million)
Government bonds	417,380	422,064	426,415	462,751	585,976	659,216
Treasury bills	40,400	45,800	51,850	65,000	114,540	130,975

Marketable internal debt	457,780	467,864	478,265	527,751	700,516	790,191
Non-marketable internal debt	3,699	3,238	2,555	1,956	4,944	16,760

Total internal debt	461,479	471,102	480,820	529,707	705,460	806,951
Total external debt	66,846	82,581	96,218	97,268	99,454	94,752

Total loan debt gross	528,325	553,683	577,038	626,975	804,914	901,703
Cash balances	(58,187)	(75,315)	(93,809)	(101,349)	(131,727)	(135,463)

Total loan debt net(1)	470,138	478,368	483,229	525,626	673,187	766,240

GFECRA	1,751	28,514	72,189	101,585	35,618	35,618 (2)

As percentages of GDP:
Net loan debt	29.1%	26.1%	23.2%	22.7%	27.5%	28.4%
Foreign debt	4.1%	4.5%	4.6%	4.2%	4.1%	3.5%

As percentage of gross loan debt:
Foreign debt	12.7%	14.9%	16.7%	15.5%	12.4%	10.5%

Notes: —

(1)	The total debt (net) is calculated with due account of the bank balances of the National Revenue Fund (balances of the National Government’s accounts with the SARB and with commercial banks).

(2)	Represents the balance on the GFECRA on March 31, 2010. A negative balance indicates a loss and a positive balance reflects a profit.

Source: South African National Treasury.

Summary of Internal National Government Debt
Total National Government loan debt net at March 31, 2010 was R673.2 billion, an increase of approximately 28.1% over the corresponding amount of R525.7 billion as of March 31, 2009.
The following table sets forth the total internal National Government debt, divided into floating debt and funded debt, for the periods indicated.
Gross National Government Internal Debt

						At
	At March 31,					September 30,
	2006	2007	2008	2009	2010	2010
	Rand (million)
Marketable securities
Floating	40,400	45,800	51,850	65,000	114,540	130,975
Funded	417,380	422,064	426,415	462,751	585,976	659,216

Total	457,780	467,864	478,265	527,751	700,516	790,191

Non-marketable securities
Floating	1,395	1,330	952	27	258	9,939
Funded	2,304	1,908	1,603	1,929	4,686	6,821

Total(1)	3,699	3,238	2,555	1,956	4,944	16,760

Total internal National Government debt	461,479	471,102	480,820	529,707	705,460	806,951

Note: —

(1) Columns may not add due to rounding.

Source: South African National Treasury.
Summary of External National Government Debt
South Africa’s external National Government debt as a percentage of total debt remains low. External debt as a percentage of total gross loan debt increased from 12.7% as of March 31, 2006 to 16.7% as of March 31, 2008, declining to 12.4% as of March 31, 2010.
The following table sets forth a breakdown of National Government external debt by currency as of March 31 in each of the years 2006 through 2010 and at September 30, 2010.
External Debt by Currency

						At
	At March 31,					September 30,
	2006	2007	2008	2009	2010	2010
	(million)
Euro	3,779	4,047	3,776	3,283	3,104	3,015
Pound Sterling	72	93	90	102	106	104
Swedish Krone	1,708	3,402	4,488	5,849	6,000	5,988
US Dollars	4,723	4,167	4,244	4,324	7,690	7,668
Gold Ounces — XAU	1	1	1	1	1	—
Yen	121,458	121,364	61,270	61,176	61,082	61,035
Total (in Rand)(1)	66,846	82,581	96,218	97,268	99,454	94,752

Note: —

(1)	The conversion into Rand is calculated at the exchange rate published by the SARB on the last business day of the fiscal year.

Source: South African National Treasury.
Notwithstanding the return of the National Government to the international capital markets since the end of apartheid, the National Government does not intend to rely to a large extent on external debt as a means of financing.
Total external debt, as a percentage of GDP is relatively low by international standards, amounting to approximately 3.5% of GDP. This number is, however, indicative only and does not represent an upper or lower limit on the borrowing authority of the National Treasury.
An incidental but important consequence of the receipt of any net proceeds from issuances in the foreign market in the past, has been an increase in South Africa’s foreign currency reserves. In addition, because the proceeds of external borrowings provide a substitute for a portion of domestic finance, these borrowings helped relieve pressure off the domestic financial markets at such times that it was required. Furthermore, borrowings by the National Treasury abroad, also establish valuable benchmarks in various currencies and maturities against which other South African issuers may reference themselves.
In May 2010, South Africa issued US$2.0 billion notes due in 2020, which were priced with a coupon of 5.5%.
Guaranteed Debt
In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. The National Government has issued formal contractual guarantees in respect of certain indebtedness of wholly or partially state-owned entities.
The following table sets forth the debt guaranteed by the National Government outstanding in each of the years indicated:
Outstanding National Government Guaranteed Debt

	At March 31,
	2006	2007	2008	2009	2010
	Rand (million)
Internal	49,751	49,106	45,704	43,723	111,941
External	18,129	18,677	18,781	19,315	17,158

Total	67,880	67,783	64,485	63,038	129,099

Source: South African National Treasury.
The following table sets forth the National Government’s external guaranteed debt outstanding at March 31, 2010.
Analysis of National Government External Guaranteed Debt

	At March 31, 2010
				Equivalent in
Guarantees Issued on Behalf of	ZAR	US Dollars	Euro	Rand(1)
	Rand (million)
Transnet	3,945	5	—	3,984
Telkom	—	—	11	108
IDC	—	85	33	950
Lesotho Highlands Development Authority	222	3	15	389

	At March 31, 2010
				Equivalent in
Guarantees Issued on Behalf of	ZAR	US Dollars	Euro	Rand(1)
	Rand (million)
DBSA	8,868	191	87	11,130
Trans-Caledon Tunnel Authority	194	—	—	194
Central Energy Fund	—	2	—	18

South African Airways Ltd	51	—	—	51

Total(2)	13,279	286	146	16,825

Notes: —

(1)	Translation of amounts into Rand have been made at the following rates: US Dollar = R7.33500; Pound Sterling = R11.12389; Euro = R9.90042.

(2)	Does not include guaranteed interest to the amount of R334 million.

Source: South African National Treasury.
Debt Service
As a percentage of the National Government expenditure, interest payments on the National Government debt have declined from 12.2% during fiscal 2006 to 7.7% during fiscal 2010. Interest payments are expected to increase to 8.3% of total expenditures in fiscal 2011. As a percentage of the National Government revenue, interest payments on the National Government debt have declined from 12.4% during fiscal 2006 to 10.1% during fiscal 2010. Interest payments are expected to fall further to 10.0% of total revenue in fiscal 2011. As a percentage of GDP interest payments on the National Government debt have declined from 3.2% during fiscal 2006 to 2.3% during fiscal 2010. Interest payments are expected to increase to 2.5% of GDP in fiscal 2011. The following table sets forth such percentages for the periods indicated.
Interest Payments on National Government Debt
as a Percentage of Expenditure, Revenue and GDP

	At March 31,
	2006	2007	2008	2009	2010
Expenditure	12.2%	11.1%	9.8%	8.6%	7.7%
Revenue	12.4%	10.9%	9.5%	8.9%	9.8%
GDP	3.2%	2.9%	2.5%	2.3%	2.3%

Source: South African National Treasury.
The aggregate amount of scheduled repayments in respect of principal and interest on the funded National Government debt outstanding at September 30, 2010, is set forth in the table below.

		External Debt
Year(1)	Rand	US$	EURO	YEN	GBP	SEK
	Rand (million)
2011	26,228	334	114	1,770	10	265
2012	72,273	555	321	2,398	20	878
2013	93,927	1,515	317	2,395	19	853
2014	77,591	470	1,537	2,393	18	827
2015	104,178	1,433	184	2,391	17	801
2016	59,519	396	147	2,388	17	775
2017	66,455	372	848	2,386	6	750
2018	87,471	494	35	2,384	5	724

		External Debt
Year(1)	Rand	US$	EURO	YEN	GBP	SEK
	Rand (million)
2019	82,209	345	22	2,381	5	698
2020	89,287	4,260	12	2,379	0.6	448
2021	69,817	70	6	31,807	0.3	217
2022	19,314	1,029	—	30,617	—	—
2023	15,432	—	—	—	—	—
2024	72,352	—	—	—	—	—
2025	12,302	—	—	—	—	—
2026	38,060	—	—	—	—	—
2027	35,355	—	—	—	—	—
2028	44,722	—	—	—	—	—
2029 and later	100,909	—	—	—	—	—

Total	1,167,401	11,273	3,543	85,689	118	7,236

Principal	659,137	7,668	3,015	61,035	104	5,988
Interest	508,264	3,605	528	24,654	14	1,248

Notes: — Numbers may not total due to rounding.

(1) Fiscal years ending March 31.

Source: South African National Treasury.
Debt Record
On September 1, 1985, in response to a foreign currency liquidity crisis, South Africa prohibited repayments of certain foreign indebtedness to foreign creditors, while interest payments were made as they became due. Final settlement of affected indebtedness was agreed in 1993. Other than this isolated situation, South Africa has not defaulted in the payment of principal or interest on any of its internal or external indebtedness since becoming a Republic in 1961.
Tables and Supplementary Information
Funded Internal Debt of the Republic of South Africa
(Domestic Marketable Bonds — in Rand)
At September 30, 2010

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
13.00%	June 22, 1989	August 31, 2011	12,940,930,516
Variable	July 6, 2005	March 31, 2012	7,804,998,414
6.25%	March 20, 2000	March 31, 2013	43,737,620,486	(1)
10.00%	April 21, 1994	August 1, 2013	60,000,000
Zero Coupon	September 1, 1993	August 31, 2013	30,000,000
Zero Coupon	December 8, 1993	November 30, 2013	8,917,688
7.50%	August 15, 2005	January 15, 2014	30,008,204,006
Zero Coupon	April 21, 1994	March 31, 2014	6,800,000
Zero Coupon	April 21, 1994	June 30, 2014	25,000,000
13.50%	October 24, 1991	September 15, 2014	21,289,179,585
Zero Coupon	May 18, 1994	November 30, 2014	32,620,000
8.75%	May 27, 2003	December 21, 2014	39,020,954,842
Zero Coupon	March 14, 1994	June 30, 2015	152,300,000
Zero Coupon	September 14, 1995	July 1, 2015	500,000,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
13.50%	October 24, 1991	September 15, 2015	21,289,179,585
Zero Coupon	April 19, 1994	October 19, 2015	77,877,914
13.50%	October 24, 1991	September 15, 2016	21,289,179,585
Zero Coupon	November 24, 1997	September 15, 2016	1,099,000,000
2.50%	June 9, 2010	January 31, 2017	9,554,294,889	(1)
8.25%	May 7, 2004	September 15, 2017	57,057,933,836
8.00%	August 13, 2004	December 21, 2018	54,147,000,000
Zero Coupon	April 18, 1996	September 30, 2019	150,000,000
7.25%	June 20, 2005	January 15, 2020	65,415,603,937
6.75%	September 1, 2006	March 31, 2021	50,848,175,498
2.75%	June 17, 2010	January 31, 2022	3,777,782,797	(1)
5.50%	May 30, 2001	December 7, 2023	56,919,527,245	(1)
10.50%	May 22, 1998	December 21, 2025	25,758,195,977
10.50%	May 22, 1998	December 21, 2026	25,758,195,977
10.50%	May 22, 1998	December 21, 2027	25,758,195,977
2.60%	September 27, 2007	March 31, 2028	12,071,100,532	(1)
7.00%	May 28, 2010	February 28, 2031	5,549,000,000
3.45%	August 15, 2003	December 7, 2033	25,441,523,619	(1)
6.25%	July 21, 2006	March 31, 2036	38,324,552,145
6.50%	June 4, 2010	February 28, 2041	3,233,000,000
4.50%	December 1, 1986	Perpetual	31,930
5.00%	December 1, 1986	Perpetual	131,979
9.75%	April 10, 1980	Perpetual	17,670,000
10.00%	January 31, 1978	Perpetual	5,700,000
10.00%	January 31, 1978	Perpetual	2,800,000
Total Funded Internal Debt			659,163,178,960

Note: —

(1) Inflation-linked bonds have been revalued using the relevant “reference CPI.”

Source: South African National Treasury.
Floating Internal Debt of the Republic of South Africa
(Treasury Bills — in Rand)
At September 30, 2010

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
7.11%	October 7, 2009	October 6, 2010	300,000,000
7.09%	October 14, 2009	October 13, 2010	300,000,000
7.07%	October 21, 2009	October 20, 2010	300,000,000
7.15%	October 28, 2009	October 27, 2010	300,000,000
7.14%	November 4, 2009	November 3, 2010	300,000,000
7.16%	November 11, 2009	November 10, 2010	300,000,000
7.11%	November 18, 2009	November 17, 2010	300,000,000
7.17%	November 25, 2009	November 24, 2010	300,000,000
7.18%	December 2, 2009	December 1, 2010	300,000,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
7.36%	December 9, 2009	December 8, 2010	300,000,000
7.32%	December 16, 2009	December 15, 2010	300,000,000
7.32%	December 23, 2009	December 22, 2010	350,000,000
7.50%	December 30, 2009	December 29, 2010	350,000,000
7.54%	January 6, 2010	January 5, 2011	350,000,000
7.46%	January 6, 2010	October 6, 2010	750,000,000
7.49%	January 13, 2010	January 12, 2011	350,000,000
7.45%	January 13, 2010	October 13, 2010	750,000,000
7.40%	January 20, 2010	January 19, 2011	350,000,000
7.41%	January 20, 2010	October 20, 2010	750,000,000
7.34%	January 27, 2010	January 26, 2011	350,000,000
7.36%	January 27, 2010	October 27, 2010	750,000,000
6.98%	February 3, 2010	February 2, 2011	350,000,000
7.13%	February 3, 2010	November 3, 2010	750,000,000
7.03%	February 10, 2010	February 9, 2011	350,000,000
7.10%	February 10, 2010	November 10, 2010	750,000,000
7.00%	February 17, 2010	February 16, 2011	350,000,000
7.11%	February 17, 2010	November 17, 2010	750,000,000
7.09%	February 24, 2010	February 23, 2011	350,000,000
7.16%	February 24, 2010	November 24, 2010	750,000,000
7.19%	March 3, 2010	March 2, 2011	350,000,000
7.14%	March 3, 2010	December 1, 2010	750,000,000
7.11%	March 10, 2010	March 9, 2011	350,000,000
7.14%	March 10, 2010	December 8, 2010	750,000,000
7.14%	March 17, 2010	March 16, 2011	350,000,000
7.11%	March 17, 2010	December 15, 2010	750,000,000
7.10%	March 24, 2010	March 23, 2011	350,000,000
7.09%	March 24, 2010	December 22, 2010	750,000,000
6.65%	March 31, 2010	March 30, 2011	475,000,000
6.70%	March 31, 2010	December 29, 2010	875,000,000
6.57%	April 7, 2010	October 6, 2010	1,075,000,000
6.65%	April 7, 2010	January 5, 2011	875,000,000
6.62%	April 7, 2010	April 6, 2011	475,000,000
6.53%	April 14, 2010	October 13, 2010	1,075,000,000
6.61%	April 14, 2010	January 12, 2011	875,000,000
6.55%	April 14, 2010	April 13, 2011	475,000,000
6.46%	April 21, 2010	October 20, 2010	1,075,000,000
6.49%	April 21, 2010	January 19, 2011	875,000,000
6.41%	April 21, 2010	April 20, 2011	475,000,000
6.45%	April 28, 2010	October 27, 2010	1,075,000,000
6.46%	April 28, 2010	January 26, 2011	875,000,000
6.39%	April 28, 2010	April 27, 2011	475,000,000
6.46%	May 5, 2010	November 3, 2010	1,075,000,000
6.47%	May 5, 2010	February 2, 2011	875,000,000
6.39%	May 5, 2010	May 4, 2011	475,000,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
6.49%	May 12, 2010	November 10, 2010	1,075,000,000
6.54%	May 12, 2010	February 9, 2011	875,000,000
6.49%	May 12, 2010	May 11, 2011	475,000,000
6.50%	May 19, 2010	November 17, 2010	1,075,000,000
6.50%	May 19, 2010	February 16, 2011	875,000,000
6.38%	May 19, 2010	May 18, 2011	475,000,000
6.52%	May 26, 2010	November 24, 2010	1,075,000,000
6.58%	May 26, 2010	February 23, 2011	875,000,000
6.38%	May 26, 2010	May 25, 2011	475,000,000
6.52%	June 2, 2010	December 1, 2010	1,075,000,000
6.55%	June 2, 2010	March 2, 2011	875,000,000
6.38%	June 2, 2010	June 1, 2011	475,000,000
6.52%	June 9, 2010	December 8, 2010	1,075,000,000
6.55%	June 9, 2010	March 9, 2011	875,000,000
6.44%	June 9, 2010	June 8, 2011	475,000,000
6.50%	June 16, 2010	December 15, 2010	1,075,000,000
6.50%	June 16, 2010	March 16, 2011	875,000,000
6.40%	June 16, 2010	June 15, 2011	475,000,000
6.48%	June 23, 2010	December 22, 2010	1,075,000,000
6.51%	June 23, 2010	March 23, 2011	875,000,000
6.44%	June 23, 2010	June 22, 2011	475,000,000
6.48%	June 30, 2010	December 29, 2010	1,075,000,000
6.51%	June 30, 2010	March 30, 2011	875,000,000
6.42%	June 30, 2010	June 29, 2011	200,000,000
6.54%	July 7, 2010	October 6, 2010	3,825,000,000
6.48%	July 7, 2010	January 5, 2011	1,075,000,000
6.51%	July 7, 2010	April 6, 2011	875,000,000
6.47%	July 7, 2010	July 6, 2011	475,000,000
6.46%	July 14, 2010	October 13, 2010	3,825,000,000
6.42%	July 14, 2010	January 12, 2011	1,075,000,000
6.47%	July 14, 2010	April 13, 2011	875,000,000
6.40%	July 14, 2010	July 13, 2011	475,000,000
6.65%	July 21, 2010	October 20, 2010	3,825,000,000
6.35%	July 21, 2010	January 19, 2011	1,075,000,000
6.39%	July 21, 2010	April 20, 2011	875,000,000
6.34%	July 21, 2010	July 20, 2011	475,000,000
6.46%	July 28, 2010	October 27, 2010	3,825,000,000
6.38%	July 28, 2010	January 26, 2011	1,075,000,000
6.43%	July 28, 2010	April 27, 2011	875,000,000
6.40%	July 28, 2010	July 27, 2011	475,000,000
6.45%	August 4, 2010	November 3, 2010	3,825,000,000
6.40%	August 4, 2010	February 2, 2011	1,075,000,000
6.43%	August 4, 2010	May 4, 2011	875,000,000
6.34%	August 4, 2010	August 3, 2011	475,000,000
6.46%	August 11, 2010	November 10, 2010	3,825,000,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
6.41%	August 11, 2010	February 9, 2011	1,075,000,000
6.39%	August 11, 2010	May 11, 2011	875,000,000
6.29%	August 11, 2010	August 10, 2011	475,000,000
6.47%	August 18, 2010	November 17, 2010	3,825,000,000
6.44%	August 18, 2010	February 16, 2011	1,075,000,000
6.42%	August 18, 2010	May 18, 2011	875,000,000
6.29%	August 18, 2010	August 17, 2011	475,000,000
6.40%	August 25, 2010	November 24, 2010	3,825,000,000
6.35%	August 25, 2010	February 23, 2011	1,075,000,000
5.92%	August 25, 2010	May 25, 2011	875,000,000
6.26%	August 25, 2010	August 24, 2011	475,000,000
6.27%	September 1, 2010	December 1, 2010	3,825,000,000
6.21%	September 1, 2010	March 2, 2011	1,075,000,000
6.06%	September 1, 2010	June 1, 2011	875,000,000
6.06%	September 1, 2010	August 31, 2011	475,000,000
6.21%	September 8, 2010	December 8, 2010	3,825,000,000
6.18%	September 8, 2010	March 9, 2011	1,075,000,000
6.09%	September 8, 2010	June 8, 2011	875,000,000
6.04%	September 8, 2010	September 7, 2011	475,000,000
5.98%	September 15, 2010	December 15, 2010	3,825,000,000
6.03%	September 15, 2010	March 16, 2011	1,075,000,000
6.04%	September 15, 2010	June 15, 2011	875,000,000
6.00%	September 15, 2010	September 14, 2011	400,000,000
6.04%	September 22, 2010	December 22, 2010	3,825,000,000
6.02%	September 22, 2010	March 23, 2011	1,075,000,000
6.14%	September 22, 2010	June 22, 2011	875,000,000
6.06%	September 22, 2010	September 21, 2011	475,000,000

6.03%	September 29, 2010	December 29, 2010	3,825,000,000
6.06%	September 29, 2010	March 30, 2011	1,075,000,000
6.14%	September 29, 2010	June 29, 2011	875,000,000
6.08%	September 29, 2010	September 28, 2011	475,000,000
Total Floating Internal Debt			130,975,000,000	(1)

Note: —

(1) Excludes borrowing from the Corporation for public deposits to the amount of R9,939,356,536.

Source: South African National Treasury.
Funded External Debt of the Republic of South Africa
At September 30, 2010

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
Capital market loans
8.50%	June 23, 1997	June 23, 2017	$140,683,000
2.50%	February 2, 1998	May 20, 2021	¥1,034,880,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
3.80%	June 1, 2000	June 1, 2020	¥30,000,000,000
3.80%	June 12, 2001	September 7, 2021	¥30,000,000,000
7.375%	April 25, 2002	April 25, 2012	$1,000,000,000
5.250%	May 16, 2003	May 16, 2013	€1,250,000,000
6.50%	June 2, 2004	June 2, 2014	$1,000,000,000
4.50%	April 5, 2006	April 5, 2016	€750,000,000
5.875%	May 30, 2007	May 30, 2022	$1,000,000,000
6.875%	May 27, 2009	May 27, 2019	$1,500,000,000
6.875%	September 4, 2009	May 27, 2019	$500,000,000
5.50%	March 5, 2010	September 3, 2020	$2,000,000,000

Arms procurement loan agreements
Fixed
4.89%	May 5, 2000 — April 28, 2006	February 28, 2005 — August 8, 2014	€29,514,002.18
4.89%	May 5, 2000 — July 15, 2006	May 30, 2005 — November 28, 2014	€16,108,894.60
4.89%	May 5, 2000 — August 25, 2006	September 30, 2005 — March 30, 2015	€16,855,120.28
4.89%	May 5, 2000 — August 25, 2006	November 28, 2002 — May 28, 2015	€18,140,187.82
Floating — Non-CIRR	August 21, 2000 — August 21, 2006	January 25, 2006 — July 25, 2015	€121,844,509.08
Floating — Non-CIRR	August 21, 2000 — August 29, 2006	January 25, 2007 — July 25, 2016	€144,478,586.51
Floating — Non-CIRR	August 21, 2000 — August 29, 2006	January 25, 2008 — July 25, 2017	€159,363,987.99
5.97% Eur-CIRR Fixed	August 21, 2000 — August 21, 2006	January 25, 2006 — July 25, 2015	€14,054,504.10
5.97% Eur-CIRR Fixed	August 21, 2000 — August 29, 2006	January 25, 2007 — July 25, 2016	€16,665,296.63
5.97% Eur-CIRR Fixed	August 21, 2000 — August 29, 2006	January 25, 2008 — July 25, 2017	€18,382,295.91
7.32% $-CIRR Fixed	August 21, 2000 — August 21, 2006	January 25, 2006 — July 25, 2015	$4,182,591.97
7.32% $-CIRR Fixed	August 21, 2000 — August 29, 2006	January 25, 2007 — July 25, 2016	$5,259,330.96
7.32% $-CIRR Fixed	August 21, 2000 — August 29, 2006	January 25, 2008 — July 25, 2017	$6,012,250.67
Floating Non-CIRR	April 28, 2000 — April 27, 2001	June 30, 2003 — December 30, 2012	€31,454,696.84
Floating Non-CIRR	April 27, 2001 — April 29, 2002	November 28, 2003 — May 28, 2013	€37,745,636.20
Floating Non-CIRR	April 29, 2002 — April 28, 2003	May 31, 2004 — November 30, 2013	€44,036,575.56
Floating Non-CIRR	June 23, 2003 — September 15, 2006	October 29, 2004 — April 29, 2014	€35,887,093.62
5.97% Eur-CIRR Fixed	April 28, 2000 — April 27, 2001	June 30, 2003 — December 30, 2012	€5,315,078.90
5.97% Eur-CIRR Fixed	April 27, 2001 — April 29, 2002	November 28, 2003 — May 28, 2013	€6,378,094.69
5.97% Eur-CIRR Fixed	April 29, 2002 — April 28, 2003	May 31, 2004 — November 30, 2013	€7,441,110.47
5.97% Eur-CIRR Fixed	June 23, 2003 — September 15, 2006	October 29, 2004 — April 29, 2014	€6,064,046.19
7.32% $-CIRR Fixed	April 28, 2000 — April 27, 2001	June 30, 2003 — December 30, 2012	$1,351,113.48
7.32% $-CIRR Fixed	April 27, 2001 — April 29, 2002	November 28, 2003 — May 28, 2013	$1,584,866.28
7.32% $-CIRR Fixed	April 29, 2002 — April 28, 2003	May 31, 2004 — November 30, 2013	$2,086,590.07
7.32% $-CIRR Fixed	June 23, 2003 — September 15, 2006	October 29, 2004 — April 29, 2014	$2,016,059.17
7.14% CIRR Fixed	April 17, 2000 — March 5, 2001	April 15, 2006 — October 15, 2015	$32,780,740.67
4.70% MC CIRR	July 17, 2000 — July 17, 2001	April 15, 2006 — October 15, 2015	€57,163,263.05
4.77% Commercial Fixed	April 15, 2001	April 15, 2009 — October 15, 2018	€9,690,269.03
5.15% Commercial Fixed	April 15, 2002 — May 21, 2003	April 15, 2009 — October 15, 2018	$23,861,134.56
5.03% Commercial Fixed	July 15, 2002 — July 15, 2003	October 15, 2006 — April 15, 2016	$64,721,445.45

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
5.63% CIRR — Fixed	July 15, 2002 — September 28, 2006	April 15, 2006 — October 15, 2015		€23,407,464.28
5.63% MC CIRR	April 15, 2004 — July 17, 2006	April 15, 2009 — October 15, 2018		€30,485,586.86
6.485% Commercial Fixed	December 15, 2001 — January 15, 2003	April 17, 2006 — October 15, 2015		£13,997,038.12
6.545% Sec — CIRR	July 21, 2004 — July 22, 2005	April 15, 2009 — October 15, 2018		£15,883,443.99
6.545% Sec — CIRR	November 26, 2003 — August 24, 2006	April 15, 2006 — October 15, 2015		£20,717,545.46
6.545% Sec — CIRR	August 24, 2006	October 15, 2006 — April 15, 2016		£134,198.48
5.50% Commercial Fixed	July 21, 2004	April 15, 2009 — October 15, 2018		€23,085,996.99
4.72% Commercial Fixed	April 18, 2006	April 15, 2009 — October 15, 2018		€38,949.84
3.57% Commercial Fixed	November 26, 2006 — March 5, 2008	April 15, 2008 — October 15, 2015		£3,480,350.69
3.59% Commercial Fixed	March 24, 2009 — August 19, 2009	April 15, 2009 — October 15, 2015		£3,299,672.60
3.65% Commercial Fixed	March 5, 2008 — October 1, 2008	April 15, 2008 — April 15, 2016		£2,919,870.88
4.23% Commercial Fixed	December 15, 2008	April 15, 2009 — October 15, 2018		£140,615.27
4.28% Commercial Fixed	December 4, 2008	April 15, 2009 — October 15, 2018		£14,265,201.47
4.61% Commercial Fixed	May 20, 2010 — July 7, 2010	October 15, 2010 — October 15, 2018		£669,928.22
4.90% Commercial Fixed	December 15, 2009	April 15, 2010 — October 15, 2018		£2,656,702.16
6.77% MC CIRR	July 22, 2005	April 15, 2009 — October 15, 2018		£97,487.08
5.79% Commercial Fixed	July 15, 2002 — April 15, 2004	April 15, 2009 — October 15, 2018		$3,145,847.87
5.97% Commercial Fixed	October 16, 2006	April 15, 2009 — October 15, 2018		$1,365,105.79
5.55% Commercial Fixed	October 15, 2003 — April 15, 2004	April 15, 2009 — October 15, 2018		$31,231,673.95
5.315% Commercial Fixed	April 15, 2009	April 15, 2011 — April 15, 2020		$174,388.51
5.39% Commercial Fixed	December 15, 2009	April 15, 2010 — October 15, 2018		$160,361.40
5.40% Commercial Fixed	June 22, 2007 — August 19, 2009	April 15, 2009 — October 15, 2018		$9,003,947,55
5.45% Commercial Fixed	October 15, 2001 — July 15, 2002	April 15, 2006 — October 15, 2015		$20,053,666.29
5.53% Commercial Fixed	November 26, 2003 — April 26, 2004	October 15, 2006 — April 15, 2016		$35,200,530.01
5.61% Commercial Fixed	June 6, 2008 — August 19, 2009	April 15, 2009 — October 15, 2018		$13,813,835.47
5.61% Commercial Fixed	December 15, 2009	April 15, 2010 — October 15, 2018		$104,523.63
5.61% Commercial Fixed	December 15, 2009	April 15, 2011 — April 15, 2020		$207,932.85
5.49% Commercial Fixed	April 17, 2001 — July 15, 2003	April 15, 2009 — October 15, 2018	SEK	371,671,858.58
3.90% Commercial Fixed	April 15, 2005 — July 22, 2005	April 15, 2011 — April 15, 2020	SEK	167,181,777.12
4.30% Commercial Fixed	October 17, 2005 — January 17, 2006	April 15, 2011 — April 15, 2020	SEK	397,499,399.55
3.81% Commercial Fixed	October 26, 2004 — July 22, 2005	April 15, 2009 — October 15, 2018	SEK	447,582,175.98
4.24% Commercial Fixed	October 17, 2005 — January 16, 2006	April 15, 2009 — October 15, 2018	SEK	152,772,421.57
4.57% Commercial Fixed	April 18, 2006 — October 16, 2006	April 15, 2009 — October 15, 2018	SEK	184,686,123.48
5.03% Commercial Fixed	January 15, 2007 — April 16, 2007	April 15, 2009 — October 15, 2018	SEK	48,627,477.94
4.60% Commercial Fixed	April 18, 2006 — October 16, 2006	April 15, 2011 — April 15, 2020	SEK	1,198,926,651.41
5.05% Commercial Fixed	January 16, 2007	April 15, 2011 — April 15, 2020	SEK	276,467,022.56
5.60% Commercial Fixed	June 25, 2007	April 15, 2011 — April 15, 2020	SEK	548,007,489.68
5.50% Commercial Fixed	August 24, 2004	October 15, 2006 — April 15, 2016		$6,217,107.00
4.42% Commercial Fixed	November 29, 2004 — December 23, 2005	October 15, 2006 — April 15, 2016		€9,016,537.88
5.48% Commercial Fixed	December 23, 2005 — June 29, 2006	October 15, 2006 — April 15, 2016		€6,894,261.88
4.52% Commercial Fixed	July 21, 2004 — October 17, 2005	April 15, 2009 — October 15, 2018		€336,733.72

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
4.57% Commercial Fixed	April 15, 2005 — January 17, 2006	April 15, 2011 — April 15, 2020		€30,892,382.82
4.76% Commercial Fixed	April 18, 2006 — July 17, 2006	April 15, 2011 — April 15, 2020		€49,604,196.79
6.315% Commercial Fixed	November 1, 2006 — March 20, 2007	April 15, 2007 — October 15, 2015		£10,001,622.26
5.13% Commercial Fixed	October 15, 2006 — March 20, 2007	April 15, 2007 — October 15, 2015		€88,205.77
5.16% Commercial Fixed	October 15, 2006 — April 16, 2007	April 15, 2009 — October 15, 2018		€8,193,821.53
5.175% Commercial Fixed	January 15, 2007	April 15, 2011 — April 15, 2020		€15,439,310.14
6.28% Commercial Fixed	December 21, 2006	April 15, 2007 — April 15, 2016		£215,563.31
6.28% Commercial Fixed	January 15, 2007	April 15, 2009 — October 15, 2018		£1,865.00
6.42% Commercial Fixed	December 15, 2008	April 15, 2011 — April 15, 2020		$13,705,226.75
6.61% Commercial Fixed	July 15, 2002 — April 15, 2004	April 15, 2009 — October 15, 2018		$14,305,951.61
6.65% Commercial Fixed	June 22, 2007	April 15, 2011 — April 15, 2020		$43,016,242.45
6.65% Commercial Fixed	June 22, 2007	October 15, 2010 — April 15, 2020		$12,607,309.68
5.89% Commercial Fixed	May 20, 2010 — July 7, 2010	October 15, 2010 — October 15, 2018		$399,694.15
5.98% Commercial Fixed	October 16, 2006	April 15, 2011 — April 15, 2020		$20,345,980.35
5.98% Commercial Fixed	October 16, 2006	October 15, 2010 — April 15, 2020		$5,895,046.37
5.475% Commercial Fixed	June 27, 2007 — September 27, 2007	October 15, 2007 — October 15, 2015		€210,154.97
5.515% Commercial Fixed	July 24, 2007	April 15, 2009 — October 15, 2018		€4,494,859.91
4.93% Commercial Fixed	April 16, 2007	April 15, 2009 — October 15, 2018		€1,647,652.72
5.29% Commercial Fixed	June 25, 2007 — July 24, 2007	April 15, 2009 — October 15, 2018	SEK	60,869,069.91
4.64% Commercial Fixed	November 26, 2007 — December 20,	April 15, 2008 — April 15, 2016		$10,676,865.70
	2007
3.26% Commercial Fixed	March 19, 2008 — June 17, 2008	April 15, 2008 — April 15, 2016		$5,761,592.33
5.09% Commercial Fixed	April 15, 2009	April 15, 2011 — April 15, 2020		$267,548.93
5.51% Commercial Fixed	December 15, 2009	April 15, 2011 — April 15, 2020		$319,013.05
5.70% Commercial Fixed	May 20, 2010 — July 7, 2010	October 15, 2010 — October 15, 2018		$613,215.54
6.50% Commercial Fixed	April 16, 2007	April 15, 2009 — October 15, 2018		£28,603.17
5.18% Commercial Fixed	May 15, 2007 — October 15, 2007	April 15, 2011 — April 15, 2020		€14,050,115.59
6.66% Commercial Fixed	October 15, 2007	April 15, 2011 — April 15, 2020		$19,404,475.30
6.75% Commercial Fixed	July 31, 2008	April 15, 2011 — April 15, 2020		$42,451,862.53
6.50% Commercial Fixed	September 16, 2008	April 15, 2011 — April 15, 2020		$27,641,040.73
7.89% Commercial Fixed	December 15, 2009	April 15, 2011 — April 15, 2020		$9,702,239.44
5.34% Commercial Fixed	May 15, 2007 — October 15, 2007	April 15, 2011 — April 15, 2020	SEK	212,091,398.38
5.64% Commercial Fixed	October 15, 2007	April 15, 2011 — April 15, 2020	SEK	197,933,163.19
6.06% Commercial Fixed	July 31, 2008	April 15, 2011 — April 15, 2020	SEK	407,675,520.55
5.79% Commercial Fixed	September 16, 2008	April 15, 2011 — April 15, 2020	SEK	279,068,740.60
5.45% Commercial Fixed	December 15, 2008	April 15, 2011 — April 15, 2020	SEK	147,449,012.79
5.50% Commercial Fixed	July 31, 2008 — August 18, 2008	April 15, 2009 — October 15, 2018	SEK	458,398,334.19
5.60% Commercial Fixed	December 15, 2009	April 15, 2010 — October 15, 2018	SEK	3,333,833.24
5.62% Commercial Fixed	December 15, 2009	April 15, 2011 — April 15, 2020	SEK	6,632,121.73
5.335% Commercial Fixed	April 15, 2009	April 15, 2011 — April 15, 2020	SEK	5,383,527.67
5.425% Commercial Fixed	May 20, 2010	April 15, 2011 — April 15, 2020	SEK	669,497.48
5.80% Commercial Fixed	May 20, 2010 — July 7, 2010	October 15, 2010 — October 15, 2018	SEK	13,235,194.73

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
6.30% Commercial Fixed	December 15, 2009	April 15, 2011 — April 15, 2020	SEK	98,806,459.89
Variable — CIRR Libor +0.40	March 19, 2008	April 15, 2008 — October 15, 2015		$1,515.90
	October 23, 2009 — August 13, 2010	April 15, 2010 — October 15, 2015		£780,824.84
	July 31, 2008 — April 6, 2010	April 15, 2009 — October 15, 2018		£6,950,524.82
	July 24, 2007	April 15, 2009 — October 15, 2018		€293,867.58
	October 23, 2009 — April 6, 2010	April 15, 2010 — October 15, 2018	SEK	186,918,751.94
	October 23, 2009 — April 6, 2010	April 15, 2010 — October 15, 2018		$5,404,420.95
	June 6, 2008 — August 18, 2008	April 15, 2009 — October 15, 2018		$165,526.85
	December 15, 2009 — April 6, 2010	April 15, 2010 — October 15, 2018		$7,882,574.55
	December 15, 2009 — August 23, 2010	April 15, 2011 — April 15, 2020		£5,385,213.72
	March 5, 2008 — August 13, 2010	April 15, 2008 — April 15, 2016		£1,964,980.10
	April 15, 2009 — August 23, 2010	April 15, 2011 — April 15, 2020		$9,851,449.47
	October 23, 2009 — November 17, 2009	April 15, 2011 — April 15, 2020	SEK	115,674,974.22

Concessionary loans

Variable-Libor	December 14, 1999 — July 23, 2004	July 15, 2003 — January 15, 2012		$7,579,184.48
Variable-Libor	June 18, 2003 — June 18, 2004	February 15, 2011		$5,164,579.82

Note: —

Commercial Interest Reference Rate (CIRR). The CIRR is determined monthly by the OECD and published on the 14th day of each month. Each CIRR is fixed based on the previous 30-day treasury rate of each currency.

Source: South African National Treasury.
Total External Debt by Currency as of September 30, 2010

Euro		€3,014,763,348
Pound Sterling		£103,591,251
Swedish Krone	SEK	5,987,561,998
US Dollars		$7,668,380,523
Yen		¥61,034,880,000

Source: South African National Treasury.